UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[**X**]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended_____

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

[ ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Date of event requiring this shell company report _____
For the transition period from _____ to _____

Commission File Number: _____

ANGLO-CANADIAN URANIUM CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

1150 – 355 Burrard Street, Vancouver, British Columbia, V6B 2G8

(Address of Principal Executive Office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: **Not Applicable**

Securities registered or to be registered pursuant to Section 12(g) of the Act: **Common Shares, without par value**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None**

Number of outstanding shares of each of the Company's classes of capital or common stock as of January, 30 2007**: 35,022,676 Common Shares**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes: [ ]   No: [√]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes: [ ]   No: [ ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes: [   ]   No: [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer: [   ]   Accelerated filer: [   ]   Non-accelerated filer: [√]

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 [√] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes: [   ]   No: [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.   Yes: [   ]   No: [   ]

Index to Exhibits on Page 79

ANGLO-CANADIAN URANIUM CORP.
FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS

INTRODUCTION

Anglo-Canadian Uranium Corp. was incorporated under the laws of British Columbia on October 5, 1979 under the name "*Guardian Resource Corporation*". We subsequently changed our name to "*Guardian Communication Industries Inc.*" on March 22, 1991, to "*Guardian Enterprises Ltd.*" on February 11, 1994, to "*Interactive Enterprises Inc.*" on December 6, 1999, to *"Interactive Exploration Inc."* on February 16, 2004, and to "*Anglo-Canadian Uranium Corp.*" on August 22, 2005. Our authorized share capital consists of an unlimited number of common shares without par value. We trade on the TSX Venture Exchange under the trading symbol "*URA*".

BUSINESS OF ANGLO-CANADIAN URANIUM CORP.

We are principally a mineral exploration company engaged in the acquisition, exploration and development of mineral properties.

There are no known proven reserves of minerals on our properties. We do not have any commercially producing mines or sites, nor are we in the process of developing any commercial mines or sites. We have not reported any revenue from operations since incorporation. As such, we are defined as an "*exploration-stage company*".

Until it is determined that our properties contain mineral reserves or resources that can be economically mined, they are classified as "*exploration properties*". The recoverability of deferred expenditures is dependent upon the discovery of economically recoverable reserves or resources; securing and maintaining title and beneficial interest in the properties, the ability to obtain necessary financing to complete exploration, development and construction of processing facilities, obtaining certain government approvals and attaining profitable production.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("*CDN$*" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "*forward-looking statements*". Some, but not all, forward-looking statements can be identified by the use of words such as "*anticipate*," "*believe*," "*plan*," "*estimate*," "*expect*," and "*intend*," statements that an action or event "*may*," "*might*," "*could*," "*should*," or "*will*" be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Directors

The following table lists the names of our Directors as of December 7th, 2006.

Name	Age	Date First Elected or Appointed
Leonard J. Harris [(1) (2)]	69	December 18, 1989
David John Hudson [(1) (2)]	57	December 16, 1982
James Albert Turner, P.Geo, B.Sc, FGAC [(1) (2)]	60	February 20, 2006
Roger Laine, Ph.D., P.Geo. [(2)]	52	April 27, 2006

(1)   Member of Audit Committee.
(2)   1150, 355 Burrard Street, Vancouver, British Columbia, V6B 2G8.

Senior Management

The following table lists the names of our Senior Management as of December 7th, 2006. Our Senior Management serves at the pleasure of the Board of Directors.

Name and Position	Age	Date of First Appointment
Leonard J. Harris, *President, Chief Executive Officer and Chief Financial Officer*	69	December 1989
Blaine Bailey, *Corporate Secretary*	54	January 14, 2005

Mr. Harris' business functions, as our President and Chief Executive Officer, include raising capital, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of our expenses/taxes/activities, and reporting to the Board of Directors.

Mr. Bailey's business functions, as our Corporate Secretary, include attending and acting as the recording secretary of all meetings of the Board, shareholders and committees of the Board; entering or causing to be entered in records kept for that purpose minutes of all proceedings; as and when instructed preparation and dissemination of all notices to shareholders, Directors, officers, auditors and members of committees of the Board; assist in preparation of Management Discussion & Analysis, and managing stock option plan.

Advisors

Our Canadian Legal Counsel is:

DuMoulin Black
Contact: Ken Embree
10th Floor, 595 Howe Street
Vancouver, BC   CANADA V6C 2T5
Telephone: (604) 687-1224

Our Bank is:

Bank of Montreal
Main Branch
595 Burrard Street
Vancouver, BC   CANADA   V7X 1L7
Telephone: (604) 665-2643

Auditors

Our auditor is:

Smythe Ratcliffe LLP
Chartered Accountants
7th Floor, Marine Building
355 Burrard Street
Vancouver, BC V6C 2G8
Telephone: (604) 687-1231
Facsimile: (604) 688-4675

Smythe Ratcliffe LLP are members of the Institute of Chartered Accountants of British Columbia and are properly registered with the Canadian Public Accountability Board and the Public Company Accounting Oversight Board.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

Our selected financial data for Fiscal 2006/2005/2004 ended July 31st was derived from our financial statements that have been audited by Smythe Ratcliffe LLP, independent registered Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement. Our selected financial data for Fiscal 2003/2002 ended July 31st was derived from our financial statements that have been audited Smythe Ratcliffe LLP, as indicated in their audit reports, which financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

The information in the following table is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/U.S. Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements.

	Year Ended 07/31/2006	Year Ended 07/31/2005	Year Ended 07/31/2004	Year Ended 07/31/2003	Year Ended 07/31/2002
CANADIAN GAAP	$ Cdn.	$ Cdn.	$ Cdn.	$ Cdn.	$ Cdn.
Revenue	Nil	Nil	Nil	Nil	Nil
Loss for the Period	(429,024)	(512,326)	(285,456)	(220,070)	(236,253)
Basic Income (Loss) Per Share	(0.02)	(0.05)	(0.04)	(0.04)	(0.06)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Period-end Shares (#)	23,245,347	11,793,349	9,501,682	5,562,588	4,400,088
Working Capital	816,406	(197,497)	(47,837)	(213,955)	(171,644)
Mineral Properties	1,142,631	129,597	191,377	57,723	46,528
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	9,272,283	7,012,363	6,760,939	6,207,402	6,033,027
Shareholders' Equity (Deficit)	1,965,986	(60,417)	152,574	(146,852)	(114,025)
Total Assets	2,101,866	189,925	307,984	72,851	79,729
US GAAP					
Net Loss	(1,732,058)	(526,546)	(419,110)	(231,265)	(251,280)
Loss Per Share	(0.09)	(0.05)	(0.06)	(0.05)	(0.06)
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Shareholders' Equity	823,355	(190,014)	(38,903)	(204,575)	(160,553)
Total Assets	959,235	60,328	116,607	15,128	33,201

Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Period	Average	High	Low	Close
December 2006	1.1532	1.1652	1.1468	1.1652
November 2006	1.1359	1.1474	1.1275	1.1413
October 2006	1.1285	1.1384	1.1154	1.1227
September 2006	1.1161	1.1272	1.1052	1.1151
August 2006	1.1182	1.1312	1.1066	1.1066
July 2006	1.1294	1.1415	1.1112	1.1309
Fiscal year ended July 31, 2006	1,1553	1.2185	1.0989	1.1309
Fiscal year ended July 31, 2005	1.2418	1.3323	1.1775	1.2257
Fiscal year ended July 31, 2004	1.3388	1.4100	1.2690	1.3296
Fiscal year ended July 31, 2003	1.4957	1.5963	1.3348	1.4074
Fiscal year ended July 31, 2002	1.5698	1.6128	1.5105	1.5845

Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of October 31, 2006.

SHAREHOLDERS' EQUITY	
32,925,178 shares issued and outstanding	12,993,495
Contributed Surplus	380,791
Retained Earnings (deficit)	7,915397
Net Stockholders' Equity	5,458,397
TOTAL CAPITALIZATION	
Stock Options Outstanding	2,345,000
Warrants Outstanding	9,030,597
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

Reasons For The Offer And Use Of Proceeds

Not applicable.

Risk Factors

This section describes some of the risks and uncertainties faced by us. The factors below should be considered in connection with any forward-looking statements in this registration statement. The risks described below are considered to be the significant or material ones, but they are not the only risks faced by us. Some risks may not be known to us and others that are not considered significant or material may turn out to be material. Investment in our equity securities must be considered speculative and risky, since any one or more of the risks could materially impact our business, its revenues, income, ability to raise required capital and the market price of our equity securities.

RISKS RELATED TO OUR BUSINESS

We have no current mining operations and if we ever commence mining operations we face certain risks, any of which could result in our ceasing operations.

We have no current mining operations and no revenue from mining operations. If we ever commence actual mining operations, such operations would face the risk of changing circumstances, including but not limited to:

- failure of production to achieve metal recovery levels indicated by pre-production testing of drill core and bulk samples;

- estimates of reserves being adversely affected by encountering unexpected or unusual geological formations;

- production costs being adversely affected by unforeseen factors such as substantial adverse changes in exchange rates or changes in environmental protection requirements, breakdowns and other technical difficulties, slides, cave-ins or other natural disasters, work interruptions or labour strikes;

- the grade of ore actually mined being lower than that indicated by drilling results;

- persistently lower market prices of the products mined than those used to determine the feasibility of mining a mineral occurrence;

- adverse changes in interest rates that may apply to project development debt.

Cumulative unsuccessful exploration efforts by our personnel could result our having to cease operations.

The expenditures to be made by us in the exploration of our properties may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in our having to cease operations. Management feels that if exploration efforts were unsuccessful for a period of ten years, we would cease operations. If that were the case, investors would lose their entire investment.

We have no reserves on our properties and if reserves are not defined we may have to cease operations.

The properties in which we have an interest or the concessions in which we have the right to earn an interest are in the exploratory stage only and are without a known body of ore. If we do not ultimately find a body of ore, we would have to cease operations.

We will require additional funds to develop our properties and our inability to raise additional funds could cause us to forfeit our interest in our properties and reduce or terminate our operations.

There is no assurance we will be able to raise additional funds or settle debt by the issuance of shares. If our exploration programs are successful, additional funds will be required to place our properties in commercial production. The only sources of future funds presently available to us are the sale of equity capital, or the offering of an interest in our properties to be earned by another party or parties carrying out development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause us to forfeit our interest in our properties and reduce or terminate our operations.

We are subject to all the risks inherent in the mining industry and development of mineral properties and upon the occurrence of certain events we could incur significant costs that may have a materially adverse effect on our financial condition.

The development of mineral properties is highly speculative and involve substantial risks, even when conducted on properties known to contain quantities of minerals. Our operations are subject to a variety of existing law and regulations relating to the development, permitting procedures, safety precautions, property reclamation, employee health and safety, and pollution and other environmental protection controls. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing, or other factors could cause delays or increase costs; such delays or increased costs could materially and adversely affect our financial performance. Mineral exploration is subject to accidents, environmental hazards, the discharge of toxic chemicals and a variety of other hazards. Such events may increase production costs or result in liability. All phases of our operations are subject to environmental regulation in the jurisdictions in which we operate. Environmental hazards may exist on our properties which are unknown to us at present, which have been caused by previous or existing owners or operators of the properties. Upon the occurrence of any of the events set out above, we could incur significant costs that could have a materially adverse effect upon our financial condition.

The amount we spend on our properties is not evidence of their value.

Expenditures made by us in the exploration or development of our mineral properties are included in the balance sheet value of our resource properties. The amounts described as *"Mineral Properties"* in the balance sheets of our financial statements cannot be taken to reflect realizable value.

Title to our mineral properties may be disputed or may be subject to unregistered encumbrances, which could cause us to lose our interest in such property.

While an investigation has been conducted into the title to our mineral properties and we have satisfied ourselves as to the security of such title according to the laws of Canada, this is not to be construed as a guarantee of title. Titles to and the extents of mineral applications and titles may be disputed and the titles to the properties may be subject to unregistered encumbrances, transfers, title defects and historical claims of indigenous peoples.

We have minimal positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations. Additional contributions of capital will result in dilution to existing shareholders.

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations. Our cumulative loss, as of the year ended July 31, 2006, according to U.S. GAAP, is ($9,125,059). We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current stockholders.

As of October 31, 2006 we have 2,345,000 stock options outstanding and 9,030,597 share purchase warrants outstanding. If all of the share purchase warrants and stock options were exercised, the number of common shares issued and outstanding would increase from 32,925,178 (as of October 31, 2006) to 44,300,775. This represents an increase of 34.5% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution through employee, director and consultant stock options could adversely affect our shareholders.

Because our success is highly dependent upon our employees, we have granted to some or all of our key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of our other stockholders may be diluted.

The amount of capital necessary to meet all environmental regulations associated with our exploration programs could be in an amount significant enough to force us to cease operations.

Our current and anticipated future operations, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force us to cease operations. If that were the case, investors would lose their entire investment.

The risks associated with penny stock classification could affect the marketability of our equity securities and shareholders could find it difficult to sell their stock.

Our stock is subject to "*penny stock*" rules as defined in *Securities and Exchange Act* rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our equity securities in the United States and shareholders may find it more difficult to sell their shares.

We are dependent on key personnel and the absence of any of these individuals could result in our having to cease operations.

While engaged in the business of exploring mineral properties, our ability to continue our exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and we may not be able to attract ad retain such personnel. Our growth will depend on the efforts of our Senior Management, particularly our President, Leonard J. Harris; our Corporate Secretary, Blaine Bailey, and our entire Board of Directors.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. We are incorporated in the province of British Columbia under the *Business Corporations Act* (British Columbia). Our directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

(a)   where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

(b)   the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

(c)   the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

(d)   a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

(e)   the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

(f)   the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

(g)   there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "*foreign private issuer*", we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

RISKS PERTAINING TO THE INDUSTRY

Mineral prices are subject to fluctuations and a significant decrease in price may make it impractical for us to continue our mineral exploration operations.

The economics of mineral exploration is affected by many factors including the cost of operations, variations in the grade of minerals explored and fluctuations in the market price of minerals. Depending on the price of minerals, it may be determined that it is impractical to continue the mineral exploration operation. The mineral industry in general is an intensely competitive industry in which operators compete for the acquisition of mineral claims as well as the recruitment and retention of qualified employees. Mineral prices are prone to fluctuations and the marketability of minerals is affected by government regulation relating to price, royalties, allowable production and the importing and exporting of minerals, the effect of which cannot be accurately predicted. There is no assurance that a profitable market will exist for the sale of any minerals found on the properties.

Operating hazards and risks associated with the exploration-stage mining industry could result in our having to cease operations.

Resource exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage. We may become subject to liability for cave-ins and other hazards for which we cannot insure or against which we may elect not to insure where premium costs are disproportionate to our perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force us to cease operations.

There is no guarantee that we will be able to obtain the necessary licenses and permits to carry on our activities, without which we could not carry on our mining operations.

We presently hold or have applied for all necessary licenses and permits to carry on our activities in which we are currently engaged under applicable laws and regulations in respect of our properties, and we are presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to changes in regulations and in various operational circumstances. A substantial number of additional permits and licenses will be required should we proceed beyond exploration. There can be no guarantee that we will be able to obtain such licenses and permits.

Our competitors have greater financial and technical measures and we may not be able to acquire additional attractive mineral properties on acceptable terms.

Significant and increasing competition exists for mineral opportunities in Canada. There are a number of large established mineral companies with substantial capabilities and greater financial and technical resources than us. We may be unable to acquire additional attractive mineral properties on terms we consider acceptable. Accordingly, there can be no assurance that our exploration programs will yield any new reserves or result in any commercial mineral operations.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Introduction

Our executive office is located at:

> Suite 1150, 350 Burrard Street
> Vancouver, BC   V6C 2G8
> Telephone: (604) 669-6807
> Facsimile: (604) 669-5715
> Website: www.anglocanex.com
> Email: len@anglocanex.com

The contact person is: Mr. Leonard J. Harris, President.

Our fiscal year ends July 31st.

Our common shares trade on the TSX Venture Exchange under the symbol: "*URA*".

We have an unlimited number of common shares without par value authorized. As at July 31st, 2006, the end of our most recent fiscal year, there were 23,245,347 common shares issued and outstanding. As of October 31st, 2006 there were 32,925,178 common shares issued and outstanding.

Incorporation and Name Changes

Anglo-Canadian Uranium Corp. ("*Anglo-Canadian*") was incorporated under the laws of British Columbia on October 5, 1979 under the name "*Guardian Resource Corporation*". We subsequently changed our name to "*Guardian Communication Industries Inc.*" on March 22, 1991, to "*Guardian Enterprises Ltd.*" on February 11, 1994, to "*Interactive Enterprises Inc.*" on December 6, 1999 and to "*Anglo-Canadian Uranium Corp.*" on August 22, 2005.

Financings

We have financed our operations through funds raised in loans, public / private placements of equity securities, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount (Cdn $)
Fiscal 2001	Private Placement [1]	300,000	60,000
	Exercise of Special Warrants [2]	500,000	155,000
	Payment for Mineral Property [3]	50,000	17,000
Fiscal 2002	Private Placement [1]	400,000	100,000
	Exercise of Stock Options [2]	120,000	36,000
	Payment for Mineral Property [3]	200,000	42,000
Fiscal 2003	Private Placement [4]	1,100,000	165,000
	Payment for Mineral Property [5]	62,500	9,375
Fiscal 2004	Private Placement [6]	1,000,000	75,000
	Private Placement [7]	250,000	62,500
	Private Placement [8]	1,000,000	150,000
	Exercise of Warrants [9]	500,000	50,000
	Payment for Mineral Property [10]	300,000	56,000
	Issuance for Debt Settlement [11]	889,094	160,037
Fiscal 2005	Private Placement [12]	300,000	45,000
	Private Placement [13]	396,667	59,500
	Private Placement [14]	1,000,000	130,000
	Exercise of Stock Options [15]	245,000	24,500
	Payment for Mineral Property [16]	350,000	56,500
Fiscal 2006	Private Placement [17]	3,000,000	300,000
	Private Placement [18]	2,751,998	825,599
	Exercise of Stock Options [19]	293,750	32,600
	Exercise of Warrants [20]	130,000	31,500
	Private Placement [21]	1,500,000	420,000
	Exercise of Stock Options [22]	141,250	16,225
	Exercise of Warrants [23]	1,517,500	298,125
	Agent's Fee [24]	35,000	-
	Issuance for Debt Settlement [25]	312,500	31,250
	Payment for Mineral Property [26]	1,700,000	628,500
Aug. 1, 2006 to Oct. 31, 2006	Private Placement [27]	4,999,998	2,249,999
	Private Placement [28]	1,700,000	816,000
	Exercise of Stock Options [29]	766,000	111,850
	Exercise of Warrants [30]	1,323,833	299,783
	Payment for Mineral Property [31]	890,000	479,100

(1) On May 1, 2002, we completed a private placement of 400,000 units at a price of $0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant to purchase one additional common share at a price of $0.35 per share, which warrants expired on May 1, 2004.

(2) These options were exercised by two optionees.

(3) These shares were issued on May 6, 2002 at a deemed price of $0.21 per share as partial payment for the Otish Mountain Property in Quebec.

(4)   On December 19, 2002 we completed a private placement of 1,100,000 units at a price of $0.15 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share, which warrants expired on December 28, 2004.

(5)   These shares were issued on May 28, 2003 at a deemed price of $0.15 per share to increase the company's interest in the Durango Mexico property from 28.675% to 50%.

(6)   On September 24, 2003 we completed a private placement of 1,000,000 units at a price of $0.075 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.10 per share, which warrants expired on September 24, 2004.

(7)   On December 17, 2003 we completed a private placement of 250,000 flow-through units at a price of $0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.30 per share on or before December 18, 2004 or at a price of $0.40 per share on or before December 18, 2005.

(8)   On July 28, 2004 we completed a private placement of 1,000,000 units at a price of $0.15 per unit (of which 725,000 units were flow-through). Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before July 28, 2005 or at a price of $0.30 per share on or before July 28, 2006.

(9)   These warrants, issued as part of the private placement of 1,000,000 units at a price of $0.075 per unit, were exercised at a price of $0.10 per share.

(10)   100,000 shares at a deemed price of $0.20 per share were issued on December 3, 2003 as partial consideration for the mineral claims in Lac Beinville, Quebec; 100,000 shares at a deemed price of $0.16 per share were issued on November 28, 2003 as partial payment for the Shamrock property in British Columbia; and 100,000 shares at a deemed price of $0.20 per share were issued on March 22, 2004 as partial payment for the Stirrup property in British Columbia.

(11)   These shares were issued to six creditors on May 3, 2004.

(12)   On January 1, 2005 we completed a private placement of 300,000 flow-through units at a price of $0.15 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before January 5, 2006 or at a price of $0.30 per share on or before January 5, 2007.

(13)   On January 1, 2005 we completed a private placement of 396,667 units at a price of $0.15 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before January 5, 2006 or at a price of $0.30 per share on or before January 5, 2007.

(14)   On April 9, 2005 we completed a private placement of 200,000 flow-through units and 800,000 units at a price of $0.13 per unit. Each unit consisted of one common share and one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on the flow-through units and $0.20 per share on the non-flow-through units to April 8, 2006 or at a price of $0.30 per share on or before April 8, 2007.

(15)   These options were exercised by three optionees.

(16)   100,000 shares at a deemed price of $0.20 per share were issued on March 22, 2005 as partial payment for the Stirrup property in British Columbia; 150,000 shares at a deemed price of $0.15 per share were issued on December 29, 2004 as partial payment for the Kert property in Quebec; and 100,000 shares were issued at a deemed price of $0.14 per share on March 17, 2005 as partial consideration for the Lucky Boy claims in British Columbia.

(17)   On September 14, 2005 we completed a private placement of 3,000,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.15 per share on or before September 6, 2006.

(18)   On December 30, 2005 we completed a private placement of 2,751,998 flow-through units at a price of $0.30 per unit. Each unit consisted of one flow-through common share and one-half of one non-flow-through share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.40 per share on or before December 30, 2006 or at a price of $0.50 per share on or before December 30, 2007.

(19)   These options were exercised by six optionees.

(20)   Of these warrants, 100,000 were exercised at a price of $0.25 per share, 55,000 were exercised at a price of $0.20 per share and 35,000 were exercised at a price of $0.30 per share.

(21)   On February 15, 2006 we completed a private placement of 1,500,000 units at a price of $0.28 per unit. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder thereof to purchase one additional common share at a price of $0.40 per share on or before February 15, 2007, or at a price of $0.50 per share on or before February 15, 2008.

(22)   These options were exercised by five optionees.

(23)   Of these warrants, 492,500 were exercised at a price of $0.15 per share; 745,000 were exercised at a price of $0.20 per share; 175,000 were exercised at a price of $0.25 per share; and 105,000 were exercised at a price of $0.30 per share.

(24)   Agent's fee in connection with private placement described in (21) above;

(25)   These shares were issued to one creditor on September 13, 2005.

(26)   600,000 shares at a deemed price of $0.30 per share were issued as partial payment for the Locuist property in Utah; 350,000 shares at a deemed price of $0.28 per share were issued as partial payment for the Zeus property in British Columbia; 100,000 shares were issued at a deemed price of $0.42 per share as partial consideration for the Stirrup property in British Columbia; 200,000 shares were issued at a deemed price of $0.38 to $0.63 per share as partial consideration for the Skoonka property in British Columbia; 200,000 shares were issued at a deemed price of $0.425 per share as partial consideration for the Big Mac property in Quebec; and 250,000 shares were issued at a deemed price of $0.49 per share as partial consideration for the Spider Rock property in Colorado.

(27)   In August 2006 we issued 4,999,998 units at $0.45 per unit. A total of 2,999,998 units were flow-through and the proceeds received were $1,349,999. Each unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. A total of 2,000,000 units are non-flow-through and the proceeds received were $900,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. We paid finders' fees of $202,500 in cash and issued finders' options exercisable at $0.45 per option to acquire up to 500,000 units as follows:

(a)   300,000 units, each unit consisting of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period; and

(b)   200,000 units, each unit consisting of one common share and one share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period.

(28)   We issued 1, 700,000 units at $0.48 for proceeds of $816,000 in two tranches as follows:

(a)   In September 2006, Tranche 1, we issued 800,000 units and proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder's fee of $30,720 was paid in cash and 80,000 compensation share purchase warrants were issued. Each whole warrant is exercisable at $0.60 for a two-year period.

(b)   In October 2006, Tranche 2, we issued 900,000 units and proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder's fee of $17,268 was paid in cash.

(29)   These options were exercised by eight optionees.

(30)   Of these warrants, 188,333 were exercised at a price of $0.30 per share, 857,500 were exercised at a price of $0.15 per share, 245,500 were exercised at a price of $0.40 per share and 32,500 were exercised at a price of $0.25 per share.

(31)   40,000 shares at a deemed price of $0.64 per share were issued as partial payment for the Spider Rock property in Colorado; 300,000 shares at a deemed price of $0.24 per share were issued as partial payment for the Joseph property in Colorado; 200,000 shares were issued at a deemed price of $0.76 per share as partial consideration for the O8 property in New Mexico; 50,000 shares were issued at a deemed price of $0.81 as partial consideration for the Princeton property in British Columbia; 100,000 shares were issued at a deemed price of $0.59 per share as partial consideration for the Wild Steer property in Colorado; 100,000 shares were issued at a deemed price of $0..65 per share as partial consideration for the Eulla Bella property in Colorado. and 100,000 shares were issued at a deemed price of $0.659 per share as partial consideration for the King property in Colorado

Capital Expenditures

Fiscal Year	
Fiscal 2002	46,528 [1]
Fiscal 2003	$11,195 [2]
Fiscal 2004	$133,654 [3]
Fiscal 2005	$181,730 [4]
Fiscal 2006	1,013,034 [5]

(1)   These expenditures related to the acquisition and miscellaneous costs for the Otish Mountain property, Quebec, less an option payment ($46,527), and less the write off costs for the property in Kamloops and Beaudet.

(2)   These expenditures related to the acquisition costs for the property in Durango, Mexico ($9,375) and miscellaneous costs for the Otish Mountain property ($1,820).

(3)   These funds were spent as outlined below:

Expense ($)	Otish Mountain	Lac Beinville, Quebec	Shamrock, BC	Stirrup, BC
Acquisition Costs	2,200	20,000	26,000	25,000
Assessment and renewal	26,941	5,506	170	-
Camp costs	-	-	12,744	-
Field expenses	-	-	7,223	-
Geological consulting	-	-	8,950	-
Laboratory	-	-	220	-
Geophysical	-	-	5,900	-
Write-down property costs	(7,200)	-	-	-

(4)   These funds were spent as outlined below:

Expense ($)	Charles, Quebec	Shamrock, BC	Stirrup, BC	Kert, Quebec	Lucky Boy, BC
Acquisition Costs	5,000	-	35,000	37,530	24,000
Assessment and renewal	-	-	290	-	-
Bond	-	1,500	-	-	-
Camp costs	-	2,000	-	-	-
Drilling	-	42,580	-	-	-
Field expenses	-	13,467	700	-	-
Geological consulting	-	14,084	2,074	-	-
Laboratory	-	3,505	-	-	-

(5)   These funds were spent as outlined below:

Expense ($)	Lac Beinville PQ	Stirrup, BC	Kert, PQ	Lucky Boy, BC	East Walsh, CO	Zeus, BC	Big Mac, PQ	Skoonka Creek, BC	Spider Rock, CO
Acquisition Costs	-	52,000	-	-	220,565	113,300	92,500	136,000	150,500
Assessment and renewal	-	-	-	6,000	-	-	-	-	-
Drilling	-	102,900	-	72,428	-	-	-	-	-
Field expenses	-	8,055	-	667	-	4,640	-	22,142	-
Geological consulting	-	5,425	6,905	44,146	-	-	-	9,616	-
Laboratory	-	-	-	7,208	-	-	-	2,473	-
Write-down property costs	(1)	-	(44,435)	-	-	-	-	-	-

BUSINESS OVERVIEW

Historical Corporate Development

Our activities are primarily directed towards the acquisition, exploration and development of mineral properties, primarily in British Columbia and Quebec.

During the fiscal year ended July 31, 2006 we raised $1,931,050 through the sale of equity securities and exercise of options and warrants, and in fiscal 2005 we raised $259,000 through the sale of equity securities and exercise of options. We raised $165,000 through the sale of equity securities during the fiscal year ended July 31, 2003.

Otish Mountains, Quebec

During the year ended July 31, 2002, we acquired:

(a)   a 50% interest in 60 mineral claims situated in the Otish Mountains Region of Quebec for a total fee of $3,000 (which was paid). These claims were subject to a 2% net smelter return payable to the owner of the other 50% interest in the claims. ("*Net Smelter Return*" means the actual proceeds received from a smelter or other place of sale or treatment in respect of all ore removed from the claims as evidenced by its returns or settlement sheets after deducting from said proceeds all freight or other transportation costs from the claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever ("*NSR*");

(b)   a 100% interest in 50 mineral claims situated in the Otish Mountains Region, Quebec, in consideration of:

(i) $5,000 due upon signing contract (which was paid);

(ii)   payment of 25% of any cash received by us from a third party pursuant to any option agreement with the third party;

(iii)   payment of one-third of any shares received by us from the third party pursuant to any option agreement; and

(iv)   the agreement is subject to a 2% Net Smelter Royalty ("*NSR*") payable to the vendor.

These 50 mineral claims were optioned to a third party whereby the third party would earn a 50% interest in these claims after completion of the following conditions:

(i) $10,000 due upon signing the agreement (which was received);

(ii)   further payment of $10,000 by the first anniversary date of the agreement; and work expenditures on the property totalling $50,000 in one year;

(iii) $150,000 work commitment in year two;

(iv) $300,000 work commitment in year three;

(v)   issuance of 200,000 common shares of the third party upon approval by the TSX Venture Exchange; and

(vi)   the agreement was subject to a 2% NSR.

During the year ended July 31, 2002 the third party failed to issue 200,000 common shares and under the terms of the agreement forfeited all rights to these 50 claims.

During the year ended July 31, 2004 we abandoned the property, with the investment being written off.

(c)   a 100% interest in 53 mineral claims in the Otish Mountains Region in Quebec upon completion of the following conditions:

(i)   payment of $5,300 due upon signing (which was paid);

(ii)   payment of 25% of any cash received by us from a third party pursuant to an option agreement to any option agreement with the third party (which was paid);

(iii)   payment of one-third plus 10,000 of any shares received by us from the third party pursuant to any option agreement; and

(iv)   the agreement was subject to a 2% NSR which could be purchased by us for a total of $1,000,000.

These 53 claims were optioned to a third party, whereby the third party could earn a 60% interest in these claims upon completion of the following:

(i) $7,500 due upon signing (which was received);

(ii)   payment of $7,500 due within 60 days of signing;

(iii)   issuance of 100,000 shares in the capital of the optionee upon approval by the TSX Venture Exchange to the terms of the agreement (hereinafter referred to as the "*Approval*");

(iv)   work expenditures of $50,000 within one year of signing the agreement;

(v)   work expenditures of $125,000 by the second anniversary;

(vi)   work expenditures of $125,000 by the third anniversary; and

(vii)   the optionee would have the right to purchase the NSR from the original vendor for $1,000,000.

During the year-end 2002, the third party did not pay the required $7,500 within 60 days of signing, nor issue 100,000 shares for the property and as such, forfeited all rights to these 53 claims.

During the year ended July 31, 2005, the carrying value of the property was written down to $1.

(d)   a 100% interest in 26 mineral claims upon completion of the following conditions:

(i)   payment of $2,500 upon signing of the agreement (which was paid);

(ii) $2,500 due 60 days upon signing the agreement (which was paid);

(iii)   the issuance of 200,000 common shares (which shares were issued); and

(iv)   the agreement was subject to a 2% NSR payable to the vendor.

During the year ended July 31, 2005, the carrying value of the property was written down to $1.

Lac Beinville, Quebec

We entered into an option agreement in December 2003 to acquire a 100% interest in 49 mineral claims situated in Lac Beinville, Quebec for the following consideration:

- 100,000 shares at a deemed price of $0.20 (which were issued); and

- A 1% NSR.

During the year ended July 31, 2005, the carrying value of the property was written down to $1 and during the year ended July 31, 2006, we abandoned the property with the carrying amount being written off.

Shamrock, British Columbia

We entered into an option agreement in November 2003 to acquire an 85% interest in three mineral claims situated in the Vancouver Mining Division of British Columbia, which interest was to be earned as follows:

- cash payment of $10,000 (which was paid);

- cash payment of $10,000 on November 28, 2004 (which payment was not made as the property was abandoned);

- cash payment of $10,000 on November 28, 2005;

- issuance of 300,000 shares as follows:

  o 100,000 shares issued at a deemed price of $0.16 (which were issued);

  o 100,000 shares on November 28, 2004 (not issued as property was abandoned); and

  o 100,000 shares on November 28, 2005;

- issuance of 300,000 shares upon our receipt of a positive feasibility study recommending placing the claims into commercial production; and

- completion of an exploration program on the claims in the amount of $60,000 on or before November 28, 2004.

We would also pay a 2% NSR, with the option of purchasing 1% back for $500,000. We had the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

We did not exercise our option to continue exploration on the Shamrock claims due to poor drilling results. During the year ended July 31, 2005, we abandoned the property, with the investment being written off.

Kert, Quebec

We entered into an option agreement in December 2004 with to acquire a 100% interest in 17 mineral claims situated in Quebec, in consideration of the following:

- cash payment of $15,000 upon execution of the agreement (which was paid);

- cash payment of $15,000 on first anniversary date (December 29, 2005);

- cash payment of $15,000 on second anniversary date (December 29, 2006);

- cash payment of $15,000 on third anniversary date (December 29, 2007);

- issuance of 600,000 shares as follows:

  o 150,000 shares issued at a deemed price of $0.15 (which were issued); and

  o 150,000 shares on each of the first, second and third anniversary dates of this agreement;

- issuance of 600,000 shares upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production;

- completion of an exploration program on the claims in the amount of $70,000 on or before December 29, 2005, $150,000 in year two and a further $200,000 in year three; and

- payment of a 2% NSR of which 1% can be purchased back for $1,000,000.

We did not exercise our option due to environmental issues and other undisclosed issues. During the year ended July 31, 2006, we abandoned the property, with the investment being written off.

Durango, Mexico

We had a 28.675% interest in the Las Coloradas Joint Venture, which owns certain mineral exploration concessions located in Durango, Mexico, as well as other mineral exploration concessions located in the surrounding area. No expenditures have been made on Las Coloradas Joint Venture since November 1997, so the carrying value of the property was written down to $1 in 1999.

During the year ended July 31, 2003, we issued 62,500 shares at a deemed price of $0.15 to increase our stake from 28.675% to 50%. During the year ended July 31, 2005, the carrying value of the property was written down to $1.

Current Properties

Stirrup, British Columbia

We entered into an option agreement dated March 19, 2004 with Fayz Yacoub, of Surrey, British Columbia, to acquire an 85% interest in 13 contiguous mineral claims in the Clinton area in south-central British Columbia.

The 85% interest is to be earned on completion of the following:

- cash payment of $10,000 (which was paid);

- cash payment of $10,000 on March 22, 2005 (which was paid);

- cash payment of $10,000 on March 22, 2006;(which was paid)

- issuance of 300,000 shares as follows:

    o 100,000 shares issued at a deemed price of $0.20 (which were issued);

    o 100,000 shares on March 22, 2005 at a price of $0.20 (which were issued);

    o 100,000 shares on March 22, 2006;(which were issued)

- issuance of 300,000 shares upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production;

- completion of a diamond drilling program on the claims in the amount of $100,000 on or before March 22, 2005. Due to the unavailability of a drill rig, the diamond drilling program completion date was extended to December 15, 2005 (which program completed during the year ended July 31, 2006); and

- payment of a 2% NSR, with the option of purchasing 1% back for $500,000. We have the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

Lucky Boy, British Columbia

We entered into an option agreement dated March 17, 2005 with Ellsworth Dickson, of Delta, British Columbia, Glen Dickson, of Victoria, British Columbia, Paul Dickson, of West Vancouver, British Columbia and Rene Doyharcabal of Langley, British Columbia, to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south-central British Columbia, about 2 kilometers northwest of the town Beaverdell.

In order to earn the interest, we must do the following:

- cash payment of $10,000 upon execution of the agreement (which was paid);

- issuance of 100,000 shares at a deemed price of $0.14 (which were issued);

- issuance of 200,000 shares upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production;

- completion of an exploration program on the claims in the amount of $80,000 by the first anniversary date (March 17, 2006) (which was completed);

- completion of an exploration program on the claims in the amount of $120,000 on or before the third anniversary of the agreement (March 17, 2008);

- payment of a 2% NSR, which can be bought out for $1,000,000 per percentage point; and

- the 5% interest owned by the optionors can be bought out for $1,000,000.

Zeus, British Columbia

We entered into a purchase agreement dated December 7th, 2005 with Xen Stefanopoulos, of Vancouver, British Columbia, to acquire a 100% interest in the Zeus (Tenure #408265) and Zeus #1 (Tenure #408266) claims located in Lillooet B.C. for consideration of a cash payment of $15,000 (which was paid) and the issuance of 350,000 common shares (which were issued). The claims are subject to a 2% NSR and can be bought out for $500,000 per 1%.

Skoonka Creek, British Columbia

We entered into an option agreement dated February 7th, 2006 with Allen Harvey, of Clinton, British Columbia, and Francis La Roche, of Kamloops, British Columbia, to acquire an option to earn a 100% interest in 96 claims covering 1,942 hectares, in the Skoonka Creek area of British Columbia.

The terms of agreement are as follows:

- $20,000 cash upon receipt of the Approval and 100,000 treasury shares;

- $20,000 cash and 100,000 shares on the first anniversary date of the Approval;

- $30,000 cash and 200,000 shares on the second anniversary date of the Approval;

- $40,000 and 300,000 shares of the optionee three years from the Approval date or at the election of the optionee $300,000 instead of the 300,000 shares of the optionee; and

- an additional 400,000 shares or $600,000 cash (at our option) will be issued upon our receipt of a positive feasibility study and payable within six months of start of production. The vendors will retain a 2% NSR. We have an option to purchase each 1% of the NSR for $1-million at any time.

On March 21, 2006 we acquired seven more claim blocks adjoining the existing claims at Skoonka Creek near Lyton, B.C. The claims were acquired for an additional $15,000 in cash and 100,000 treasury shares, and became part of the option agreement of February 7th, 2006.

Big Mac, Quebec

Pursuant to a purchase agreement dated February 15th, 2006 with Robert J. MacPherson, of Burnaby, British Columbia, we acquired a 100% interest in 40 claims, known as the Big Mac property, located in the Otish basin area in the east-central region of Quebec.

Consideration for the property was $7,500 (which was paid) and 200,000 common shares (which were issued). The claims are subject to a 2% NSR and can be bought out for $500,000 per 1%.

Charles, Quebec

In 2005 we staked uranium claims located east of the Otish Mountains in a basin that was previously explored in the 1960's by Uranertz, Esso Minerals and Cogema at a cost of $5,000. Numerous uranium/thorium showings were discovered. Most targets have been staked. We intend to verify and determine the extent of the current showings during 2006.

Locuist, Utah

We entered into an option agreement on November 8th, 2005 with Emerald Isle Investments, Ltd. (the "*Optionor*"), of Houston, Texas, to acquire a 100% interest in the Locuist Property, located in San Juan County, Utah, which option agreement was subsequently amended on October 6th, 2006 to reflect that the actual number of claims subject to the option was 20 uranium and vanadium claims, and not the 39 claims referred to in the original agreement.

As consideration for the property we agreed to pay the following:

- an aggregate of US$35,000 payable to the Optionor within three business days of the Approval;

- the issuance of a total of 600,000 common shares as follows:

  o 400,000 common shares to the Optionor on the date of Approval; and

  o 200,000 common shares to GeoXplor Corp. on the date of Approval.

The property shall also be subject to a 2% NSR payable to GeoXplor Corp. We may purchase any portion of the 2% NSR at any time for a purchase price of $100,000 for each 1%.

Spider Rock, Colorado

Pursuant to an assignment agreement dated March 31, 2006 with Emerald Isle Investments, Ltd., we agreed to assume Emerald Isle's rights and obligations under an option agreement dated February 9, 2006, between Emerald Isle, as optionee, and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado), as optionors. Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in four uranium/vanadium claims known as the "*Spider Rock claims*". The property is comprised of 80 acres in Dolores county and San Miguel county, Colorado. The property is an exploration-stage mineral resource property. In October, we amended the original assignment agreement dated March 31, 2006.

The total consideration that must be paid by us pursuant to the agreement and the underlying agreement in order to earn a 100% interest in the property is as follows:

- a cash payment of $25,000 (U.S.) (which was paid) to Emerald Isle to reimburse Emerald Isle for payments made to date under the underlying agreement;

- a cash payment of $17,500 (U.S.) (which was paid) to the optionors by October 27, 2006;

- the issuance of 200,000 shares to Emerald Isle and 50,000 to the optionors; and

- the issuance of 40,000 shares to the optionors by October 27, 2006.

We subsequently entered into a letter agreement with Jourdan Resources Inc., a TSX Venture Exchange listed company, whereby we agreed to sell a 50% interest in our interest in the Spider Rock claims to Jourdan. Pursuant to the terms of the agreement, Jourdan can acquire an undivided 50 % interest in the project by making a cash payment of $200,000 Cdn. and issuing a total of 1,000,000 common shares in its capital stock to us upon the execution of a formal agreement, following which Jourdan will vest with an undivided 20% interest in the project. We will be initiating and paying for a NI 43-101 report for this project from the initial $200,000 cash commitment. Jourdan also agreed to incur exploration expenditures totaling $2,000,000 Cdn. on the project over a period of 3 years, of which $250,000 Cdn. will be spent in the first year, $500,000 Cdn. will be spent in the second year and $1.25 Million Cdn. in the final year of the option.

The transaction is subject to (i) satisfactory due diligence by Jourdan including confirmation by us of titles of property, (ii) final board approval for both parties, (iii) regulatory approval and (iv) execution of a formal agreement within a period of 60 days following the execution of the Letter Agreement.

Dragon Property, Utah

We recently acquired by staking additional uranium claims in the state of Utah. This property, named the Dragon property, is comprised of 30 claims located in Beaver County, in south western Utah. The staking agreement dated May 29, 2006 with Steve Hodges, includes a one mile area of interest surrounding the claims, also containing potential uranium prospects.

In addition to all staking costs, we will pay a property location fee of US$10,000, 60,000 shares of common stock and a 2% NSR.

Joseph Claims, Colorado

Pursuant to an assignment agreement dated March 27th, 2006 with Emerald Isle Investments Ltd., Emerald Isle agreed to assign its interest in an option agreement with Fred Holley and Marty Holley dated February 21, 2006, whereby Emerald Isle was granted an option to acquire up to a 100% interest in 106 uranium and vanadium claims known as the Joseph Claims located in the Bull canyon region of Colorado near the Utah border in the Four Corners region of the United States.

As consideration for the property we agreed to pay the sum of $65,000 (which was paid) and issue 300,000 common to Emerald Isle within three business days of the Approval (which were issued) and the issuance of an additional 300,000 common shares on the one year anniversary of the Approval.

The property shall also be subject to a 2% NSR.

Princeton Project, British Columbia

Pursuant to three sales agreements dated August 5th, 2006 with David Javorsky and John McGoran and each of Steve Laws and Pat Mullin, we agreed to acquire a 100% interest in the Princeton mineral claims, located in the Similkameen Mining District of British Columbia.

As consideration for the property, we agreed to pay $5,000 and 50,000 common shares for each agreement, as follows:

David Javorsky	$2,500	25,000 common shares
John McGoran	$2,500	25,000 common shares
Steve Laws	$5,000	50,000 common shares
Pat Mullin	$5,000	50,000 common shares

The property shall also be subject to a 2% NSR. We may purchase any portion of the 2% NSR at any time for a purchase price of $900,000 in total for each 1%.

O8 Property, McKinley County, New Mexico

Pursuant to an agreement dated August 10th, 2006 with Fred Holley and Marty Holley (the "*Holleys*"), of Dove Creek, Colorado, and Robert MacPherson ("*MacPherson*"), of Burnaby, British Columbia, we agreed to acquire a 100% interest in 95 mineral claims, as more particularly described as the 0_8 1 to 95 mineral claims, located in McKinley County, in the State of New Mexico.

As consideration for the property, we agreed to pay the following:

- a cash payment of $10,000 US payable to the Holleys (as to 50% each) within three business days of the Approval (which was paid);

- payment of the sum of $16,000 US to MacPherson within three business days of the Approval (which was paid);

- the issuance of 100,000 common shares to the Holleys (as to 50% each) within three business days of the Approval (which were issued); and

- the issuance of 100,000 common shares to MacPherson within three business days of the Approval (which were issued).

The property shall also be subject to a 2% NSR payable to the Holleys as to 50% and to MacPherson as to 50%. We may purchase any portion of the 2% NSR at any time for a purchase price of $300,000 for each 1%.

Wild Steer Claims, Colorado

Pursuant to an agreement dated September 22nd, 2006 with Fred Holley and Marty Holley (the "*Holleys*"), of Dove Creek, Colorado, we agreed to acquire a 100% interest in 31 former producing mineral claims, known as the Wild Steer claims, located in Wild Steer Canyon, Paradox Mining District, Montrose County, Colorado.

As consideration for the property, we agreed to pay the following:

- a cash payment of $20,000 US payable within three business days of the Approval (which was paid);

- the issuance of 100,000 common shares within five business days of the Approval (which were issued); and

- payment of the sum of $20,000 US and, at our election, the payment of the sum of $100,000 US or the issuance of 100,000 common shares within one year of the Approval; and

- payment of the sum of $40,000 US and, at our election, payment of the sum of $200,000 US or the issuance of 200,000 common shares within two years of the Approval.

The property shall also be subject to a 2% NSR. We may purchase any portion of the 2% NSR at any time for a purchase price of $200,000 for each 1%.

Eula Belle Project, Colorado

Pursuant to an agreement dated October 3rd, 2006 with each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files, all of Colorado, we agreed to acquire a 100% interest in 53 mineral claims, known as the Eula Belle project, located in Montrose County, in the Uravan uranium district of Colorado.

As consideration for the property, we agreed to pay the following:

- a cash payment of $20,000 US within three business days of the Approval (which was paid);

- the issuance of 100,000 common shares within five business days of the Approval (which were issued); and

- the payment of the sum of $20,000 US and, at our option, payment of the sum of $100,000 US or the issuance of 100,000 common shares within one year from the Approval.

The property shall also be subject to a 2% NSR. We may purchase any portion of the 2% NSR at any time for a purchase price of $250,000 US for each 1%.

King Project, Colorado

Pursuant to an agreement dated October 4th, 2006 we agreed to engage the services of each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files, all of Colorado, to stake 250 mineral claims, known as the King project, located in Montrose County, in the Uravan uranium district of Colorado.

As consideration for their services, we agreed to pay the following:

- a cash payment of $20,000 US within three business days of the Approval (which was paid);

- the issuance of 100,000 common shares within five business days of the Approval (which were issued); and

- the payment of the sum of $20,000 US and, at our option, payment of the sum of $100,000 US or the issuance of 100,000 common shares within one year from the Approval.

The property shall also be subject to a 2% NSR. We may purchase any portion of the 2% NSR at any time for a purchase price of $250,000 US for each 1%.

Holley Claims, New Mexico

We recently acquired a 100% interest in 134 mineral claims located on La Jara Mesa in Cibola County in the Grants Mining District located near Grants, New Mexico. These claims, known as the Holley claims, consist of 3,200 acres located in the San Mateo Mountains, and were previously owned by Homestake Mining Company.

As consideration for the property, we agreed to pay the following:

- a cash payment of $26,000 US within three business days of the Approval; and

- the issuance of 200,000 common shares within five business days of the.

The property shall also be subject to a 2% NSR. We may purchase any portion of the 2% NSR at any time for a purchase price of $300,000 US for each 1%.

Tomcat Claims, Colorado

We have entered into an option agreement, subject to approval by the TSX Venture Exchange, for the acquisition of a 100% interest in 81 claims known as the Tomcat claims, located in San Miguel County, Colorado.

Consideration for the option is as follows:

- a cash payment of $15,000 US;

- the issuance of 60,000 common shares; and

- a cash payment in the sum of $30,000 US and, at our discretion, either $140,000 US or the issuance of 140,000 common shares within one year of approval by the TSX Venture Exchange.

The property shall also be subject to a 2% NSR. We may purchase any portion of the 2% NSR at any time for a purchase price of $200,000 US for each 1%.

Plan Of Operations

Source of Funds for Fiscal 2006/2007

We have limited financial resources and have financed our operations primarily through the sale of our common shares. For the foreseeable future, we will need to rely on the sale of such securities for sufficient working capital and to finance our mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties. As we do not generate any revenue from operations, our long-term profitability will be directly related to the success of our mineral property acquisition and exploration activities.

We had a working capital balance of $3,452,848 on October 31, 2006.

Use of Funds for Fiscal 2006/2007

During Fiscal 2007, we estimate that we will expend approximately $300,000 on general and administrative expenses, including property evaluation costs prior to acquisition. During Fiscal 2007 we estimate that we will expend approximately $2,500,000 on property acquisition costs and exploration expenses.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years.

As of July 31, 2006, we had assets recorded at $2,101,866 in accordance with Canadian GAAP located in Canada, the United States and Mexico.

July 31, 2002	$	79,729
July 31, 2003		72,851
July 31, 2004		307,984
July 31, 2005		189,925
July 31, 2006		2,101,866

Material Effects of Government Regulations

Our current and anticipated future operations, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities and from various governmental authorities in the United States. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations. We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

Seasonality

We can only carry out exploration when weather is favourable. We are able to carry out exploration work on our US properties year end as the weather is mild. Our Stirrup and Zeus properties in British Columbia are at a higher elevation with colder winters, so we typically are unable to carry out any work from November to March.

Dependency upon Patents/Licenses/Contracts/Processes

Not applicable.

Sources/Availability of Raw Materials

Not applicable.

Organization Structure

We have two 100% wholly-owned subsidiaries: (1) Anglo-Canadian Gold Corp., which was incorporated in British Columbia on September 14, 2005; and (2) Anglo-Canadian Minerals Inc., which was incorporated in Nevada on February 21, 2006.

Property, Plant and Equipment

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits. Our material properties are located in Canada (Southern Golden Promise and Moran Lake). Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in rented premises of approximately 2,100 square feet at Suite 1150, 355 Burrard Street, Vancouver, British Columbia Canada. We rent on a month to month basis and our current monthly rent is approximately $4,300. We sublet a portion of the office space for approximately $3,200, so our net rent is $1,100. We also share office space in Nucla, Colorado with another mining company. We rent approximately 120 square feet for a monthly rent of $200 US.

Stirrup, British Columbia

The Stirrup claim group is located approximately 95 kilometers west of Clinton in south-central British Columbia and approximately 25 kilometers southeast of the Blackdome mine. The area represents an ideal geological environment for epithermal low-sulphidation quartz vein deposits. The claim group comprises 13 contiguous claims, Stirrup 1 to 13, totaling 27 units. Access to the property can be gained from Lillooet via the all-weather West Pavilion Road, then eight kilometers west along the Stirrup Creek access road.

We received a permit from the Ministry of Mines to conduct a drilling program on the property. Three holes totaling 650 meters were drilled during the quarter ended April 30, 2006. All holes contained gold values ranging from anomalous to a high of 17 g/tonne. A recent field trip to the property was made our James Turner, P.Geo., and an independent geologist representing an investment fund. A chip sample and several grab samples were taken from an existing trench. We are currently negotiating a drill contract for up to 2,000 meters in the first phase of the 2006 program.

The property is an epithermal low-sulphidation quartz-type vein deposit. Marine sedimentary rocks of the Lower Cretaceous Jackass Mountain group, intruded by sills, and dikes of feldspar porphyry and quartz porphyry, underlie the property. A number of epithermal veins occur in the area. The mineralization is deposited from one hydrothermal system, probably related to the intrusion of felsic dikes in the area. Several occurrences within the claim area are grouped under MINFILE No. 092O 054.

The area of the Stirrup claim group has seen a long history of exploration and prospecting. Chevron Minerals completed programs of geological, geochemical and geophysical surveys that were followed up by trenching and drilling between July and October 1988. The programs were part of a continuing re-evaluation of the upper Stirrup Creek area that has produced several thousand ounces of placer gold. Two drill holes totaling 427.90 meters were completed by Chevron Minerals in the saddle area of the ridge on what is now known as Stirrup 7 and 11 claims. Samples taken from an intercept near the bottom of drill hole No. 88-5 and a surface trench yielded significant results. A diamond-drilling program of five additional holes was recommended by Chevron to investigate the saddle area of the ridge. Chevron Minerals suspended its British Columbia operations soon after, but the claims were kept in good standing for approximately 15 years. The claims came open and were staked shortly thereafter by the optionor.

We received a permit from the Ministry of Mines to conduct a drilling program on the property. Three holes totaling 650 meters were drilled. All holes contained gold values ranging from anomalous to a high of 17 g/tonne.

A recent field trip to the property was made by our James Turner, P.Geo and an independent geologist representing an investment fund. A chip sample and several grab samples were taken from an existing trench. Positive assay results will be reported when available.

The target area is drill ready. Previous exploration projects by Chevron Minerals have indicated that gold-arsenic mineralization with comparable grade is suspected to occur in an easterly trending fault zone on the north flank of a ridge saddle on the Stirrup 7 and 11 claims. The zone was encountered in a surface trench and two drill holes, and contains significant amounts of chalcedonic quartz.

A rock sample of a conspicuous limonitic fracture collected from a surface trench yielded 153.16 grams per tonne gold. An intercept near the bottom of drill hole 88/5 assayed 14.99 grams per tonne over 1.10 metres. Native gold is also reported. The area of the ridge is marked by strong soil geochemical responses for gold, arsenic and antimony. On a recent trip to the Stirrup claims the three completed drill hole sites were located and both large trenches were examined in preparation for a work program late 2006 or early 2007.

More drilling is planned for 2007. Management is currently negotiating a drill contract for up to 2000 meters in the first phase of the 2007 program.

Lucky Boy, British Columbia

The Lucky Boy claims are located in the Greenwood Mining District in south-central British Columbia about 2km northwest of the town of Beaverdell. The claim group is compromised of 1,000 acres near the Beaverdell Mining Camp, which was the site of several formerly producing silver-gold-lead-zinc mines including the Teck Highland Bell Mine which produced over 30 million ounces of silver, 28 million pounds of zinc and 24 million pounds of lead with significant copper and gold values until operations were shut down in 1989.

We completed a geophysical program on the property. The IP survey revealed at least four sub-parallel anomalies within the soil anomaly. The strongest one occurs about 75 meters north of the North showing and indicates the causative source is about 45 meters wide. The strike of all four appears to be about west-northwest with a minimum strike length of 500 meters and open in all directions.

The resistivity survey revealed a mixed correlation with the IP anomalies but, for the most part, shows correlating resistivity lows. The magnetic survey revealed weak magnetic highs correlating with some of the IP highs.

The interpretation is that the IP anomalies are reflecting sulphide mineralization. Considering the significant soil anomaly and the North Showing, it is probable that these are sulphides of lead, zinc, copper, arsenic, silver, gold and nickel. The weak magnetic correlation suggests that pyrrhotite, an iron sulphide, is also a causative source. The correlating resistivity lows suggest the sulphide mineralization is associated with geological structure and/or alteration.

Historically, this region has seen a great deal of mining activity dating all the way back to the 1930's when individual prospectors' uncovered silver-bearing veins near the surface. On the Lucky Boy a number of old adits trend east-west that follow four primary silver-bearing shear zones, and contain veins with assays showing high grade silver, the highest being one sample of 141 oz./ton silver. More recently, another mining company in 1988 conducted a surface exploration program of geophysics, sampling, and trenching, with good silver assays running up to 11.6 oz. /ton, along with significant levels of copper, lead and zinc.

A recommended drill program was conducted beginning in early December 2005 and then completed in January 2006. Four holes were drilled near the North Adit part of the property to test the geophysical anomalies. A high percentage of sulphide mineralization was encountered but assay results were somewhat disappointing. No significant amounts of gold or copper were present in the pyrite.

Although the higher grade silver zones are of interest for further exploration, the primary target on the Lucky Boy claims is a new polymetallic (gold-silver-base metal) zone in the North Adit area measuring aprox.700 feet by 700 feet where elevated metal values in rock samples were found. This anomaly may represent a second type of mineralized system on the property, which is in the same geological environment as the Crown Jewel gold deposit (1.6 million ounces gold) 33miles to the south in Washington State. The North Adit anomaly is also only 2,000 meters south of two former producers, the Carmi and the Butcher Boy gold mines. The mineralization in this area is open in all directions, including to depth, and has not been drilled or explored using current advanced methods.

The Lucky Boy claims represent a large bulk tonnage gold project on one section of the property, with possible high-grade silver structures lying at depth on another. Increasing the odds of success is the fact that this claim group is situated in a region, which has a rich history of past gold and silver production, and preliminary surface exploration on the target areas has proved highly encouraging.

The next phase of exploration will test the silver vein potential that exists on the property.

Zeus, British Columbia

The Zeus copper/gold claims are located approximately 40kms northwest of Lillooet. The claims are made up of two 20 unit blocks and cover approximately 1000 hectares. They are fairly easily accessed by the all weather Bridge River Road and then by a 26km Forestry Road.

Geology on the property suggests a porphyry copper/gold deposit may be the source of the existing mineralization. This possibility is the main reason for the acquisition although the auriferous quartz veining system warrants further work to determine its potential.

Department of Energy and Mines files indicate the majority of exploration programs were conducted between 1983 and 1995. These programs included geochemistry geophysics, mapping, trenching and diamond drilling. Over 2,500 meters of drilling was completed in 1995.

To date, a total of 8,959 meters of drilling in 105 holes has been completed. The principal vein is approximately two meters thick and can be traced for 700 meters. According to the Minfiles, a small copper/gold resource has been defined as a result of drilling to date. The potential to expand this resource is considered good.

A prospecting crew was assembled and conducted a mapping and sampling program. A large work program will commence in 2007.

Skoonka Creek, British Columbia

The Skoonka Creek claims are located about 10 km from the Trans-Canada Highway and the CNR main line at Lytton, B.C., approximately three hours drive heading east from Vancouver. The claims are easily accessed by secondary roads.

Skoonka Creek is the site of a recent high-grade discovery on a property jointly owned by Almaden Minerals and Strongbow Exploration. Strongbow reported one intersection of 20 grams per tonne (g/t) over 12.8 metres on its JJ showing. The company's claims adjoin the Strongbow Skoonka project. The Strongbow structure continues on to the newly acquired Boothanie claims and intersects Skoonka Creek on Anglo-Canadian's property.

Prospecting crews were on site for two months and have discovered two extensive showings consisting of very silcious rhyolite hosting approximately 5 –10% sulphide mineralization. The sulphides appear to be pyrite and were sent to the laboratory for analysis. So far assays have not produced any gold.

Our phase one exploration program was initiated on our Skoonka Creek gold project, which consisted of prospecting, sampling and hand trenching in highly prospective areas of the project, with follow-up geochemistry and geophysics upon completion. Prospecting crews were on site discovered two extensive showings consisting of silcious rhyolite hosting approximately 5 –10% sulphide mineralization. The sulphides appear to be pyrite and were sent to the laboratory for analysis. A third and even larger showing has just been discovered and many samples were taken over a two hundred meter strike. All samples were taken to Acme Labs for analysis.

Several days were spent prospecting parts of the Skoonka property, which is located north of the Strongbow Exploration (SBW – TSX.V) project, near Lytton, B.C., and 10 km from the TransCanada highway. Several rusty outcrops were discovered, showing light brown rocks, with highly silicified volcanics and probably altered dacites. These rocks are fractured, and contain veinlets of quartz making up to 5% of the rock. The exposure is close to 100 – 200 meters thick, and may represent a silica cap. Stroke lengths are not known at this time. Several float boulders that contain banded chalcedony and coxcomb textures (epithermal) were found nearby, with potassium feldspar alteration evident but not abundant.

Further prospecting will continue to be followed by geochemistry and geophysics and diamond drilling as warranted. Financing is in place to conduct this program.

Princeton Project, British Columbia

These claims, known as the Princeton Project, consist of copper-gold-palladium-silver claims covering 1,266 hectares, are located 11 to 12 km south of Princeton, British Columbia. The Princeton project has more than a dozen showings known to occur on the optioned property.

Grab and chip samples taken by a government geologist in 1960 have showings as high as 2.5 grams per tonne gold, 30 to 65 g/tonne palladium, 42 per cent copper and 150 g/tonne silver. These samples have since been duplicated by a more recent sampling program.

The Princeton project is also located five km south of the Newmont Ingerbell mine. This mine operated for over 20 years with the final year of operation producing 40,545,000 pounds of copper, 83,500 ounces of silver and 27,000 ounces of gold. Historically, the Princeton region has been a prolific copper-gold producing area. Prospecting and road access work have been completed.

Two drills are currently testing several of the numerous mineralized exposures with encouraging results. Several chip and pit samplings confirm the presence of copper, gold and palladium. Drill results are expected soon.

The Princeton project is underlain by upper Triassic Nicola Group pyroclastics and flows. The rocks are intruded alkaline rocks of the Copper Mountain and Lost Horse intrusives. Late stage pegmatites and syanites occupy faults and shears, with ultramific intrusives occurring locally. Mineralization consists of various amounts of ornate and chalcopyrite in altered "*pink*" syenite or pegmatites, and also occurs near ultramific intrusions. Palladium and silver mineralization often occurs with the bornite and chopcopyrite. Other showings in the area demonstrated the potential for hosting alkaline copper-gold porphyry type deposits with vein and falut related deposits possibly occurring.

The Princeton Project consists of claims along the Copper Mountain intrusive contact and is 4 km southwest of the Granby Mining Copper Mountain Mine. Copper was originally discovered prior to 1900, and a major mining company optioned claims in the area in 1959. Copper mineralization was discovered in the Copper Mountain intrusive during two seasons of soil sampling , dip needle surveys and geological mapping. This mineralization is near the contact of the Nicola series of sedimentary and volcanic rocks, with numerous pink feldspar dykes occurring in the mineralized area at Friday Creek. Previous trenching resulted in the discovery of copper sulphides for several hundred feet, with mineralization consistent with dip needle and soil sampling anomalies.

Subsequent trenching programs in the area exposed many stringers and small lenses of bornite, with small drill holes testing portions of the open cut. Additional exploration consisted of a 100 foot adit driven near the monzonite contact and nine drill holes in the area of the open cut on the south bank of Friday Creek. These work programs resulted in the identification of four linear mineralized zones, which are proposed targets for future exploration. This project area is 5 km south of the Newmont Ingerbell Copper Gold mine, which produced for over 20 years. Final year production figures for this mine are documented having produced 40,545,000 pounds of copper, 83,500 ounces of silver and 27,000 ounces of gold. Historically, the Princeton region has been a prolific copper-gold producing area.

We currently have two drills drilling selected targets on the claims and a geophysical program consisting of inducted polarization and ground magnetics is currently underway.

Target Area One

The first target of this drill program is located 15 km south of Princeton, BC and is 5 km southwest of the former Newmont Copper–Gold Mine. This target consists of disseminated bornite and chalcopyrite in syenite over a large area. Five trenches were cut across a 100 meter wide zone, all revealing widespread copper mineralization. This initial target area is fairly flat and easily accessible.

Target Area Two

The second target is 2 km to the south east of the first target area, and is characterized by massive to semi-massive bornite with lesser chalcopyrite in shears and fractures. The area has very good access with three zones of mineralization occurring over an area of 100 meters. Surface sampling by government geologists have produced grab and chip samples showing high values of Copper, Gold and Palladium. Two diamond drills are currently drilling at this zone. A bulldozer is currently onsite, and an excavator will be contracted to expose new showings recently found by management on a site visit. The drills are set up to get maximum information from this existing target.

Big Mac, Quebec

The Big Mac claims are located approximately 150 kilometres northeast of Chibougamau. The claim block, known as the Big Mac claims, adjoin claims owned by Cogema and are partially covered by an airborne magnetic signature that also covers most the Cogema claims.

The Otish basin is known to host uranium-thorium showings. The Otish has been largely ignored for the past 25 years due largely to depressed uranium prices and production from high-grade deposits in Saskatchewan.

The Otish basin was actively explored for uranium and thorium by several major companies during the late 1960s and through the 1970s. Several uranium-thorium showings were discovered and staked, but were subsequently abandoned coincident with declining uranium prices. A recent significant discovery in the basin has revived interest.

A work program for the 2007 exploration season is planned for both the Big Mac and the Charlie claim blocks located in the basin.

Charles, Quebec

In 2005 we staked uranium claims located east of the Otish Mountains in a basin that was previously explored in the 1960's by Uranertz, Esso Minerals and Cogema at a cost of $5,000. Numerous uranium/thorium showings were discovered. Most targets have been staked. We intend to verify and determine the extent of the current showings during 2007.

Locuist, Utah

The Locuist property consists of 20 uranium/vanadium claims in San Juan County, Utah. The option covers two blocks known as the East Canyon Wash area, which includes the former producing Locuist Mine. The mine was operated by Atlas Mining Corp, but was shut down when nuclear energy fell out of favour after the Three Mile Island incident. The second block of claims is located adjacent to the operating '*Jim But Mine*' and contains good uranium (U308) sample values, together with evidence of good vanadium values. The Locuist Mine was mining 0.2 5% U308 plus vanadium when mining was terminated. A uranium/vanadium processing plant is located near Blanding, approximately 50 miles from the Locuist property.

San Juan County was the source of 83% of the one hundred and eleven million pounds of U308 produced in Utah up until 1982, together with 60 million pounds of vanadium. The price of U308 has fluctuated over the years, but has shown a dramatic increase during the period 2001 to 2005 from US$7.50 to US$34.00/lb. Due to a worldwide need for alternative energy sources, a strong demand for U308 is expected to continue for the foreseeable future. Vanadium has also increased in value and is currently trading in the US$20.00/lb range.

We have planned a program of geological mapping of the exposed uranium/vanadium host rocks; radiometric and geochemical surveys using radon gas detection, MMI geochemistry and test drilling. These two properties are currently in limbo pending clarification of ownership of selected claims in area number one.

Spider Rock, Colorado

The Spider Rock claims were previously explored by Western Nuclear, a subsidiary of Phelps Dodge Corporation, from 1976 to 1984. A comprehensive drill program took place during this period, with the 1984 drill program of 6,796 meters returning 5 holes containing ore grade uranium. Drill depths ranged from 189 meters to 305 meters, with a focus on the Salt Wash member of the Morrison Formation located on the Spider Rock claims.

We subsequently entered into a letter agreement with Jourdan Resources Inc., a TSX Venture Exchange listed company, whereby we agreed to sell a 50% interest in our interest in the Spider Rock claims to Jourdan. Pursuant to the terms of the agreement, Jourdan can acquire an undivided 50 % interest in the project by making a cash payment of $200,000 Cdn. and issuing a total of 1,000,000 common shares in its capital stock to us upon the execution of a formal agreement, following which Jourdan will vest with an undivided 20% interest in the project. We will be initiating and paying for a NI 43-101 report for this project from the initial $200,000 cash commitment. Jourdan also agreed to incur exploration expenditures totaling $2,000,000 Cdn. on the project over a period of 3 years, of which $250,000 Cdn. will be spent in the first year, $500,000 Cdn. will be spent in the second year and $1.25 Million Cdn. in the final year of the option.

Dragon Property, Utah

We recently acquired by staking additional uranium claims in the state of Utah. This property, named the Dragon property, is comprised of 30 claims located in Beaver County, in south western Utah.

The Dragon Property lies in a significant uranium region, and has demonstrated high scintilometer counts over a large area where historical uranium mines and deposits occur. These high counts are associated with hematite, pyrite, silica and fluorite mineralization in an altered volcanic unit.

Joseph Claims, Colorado

This claim group, known as the Joseph claims, is well known for its uranium and vanadium production, with five historically producing mines included in the land parcel. They are located approximately 100 km east-northeast of Blanding, Utah, within the Uravan mineral belt. These mines include the Ura, Zebra, Peanut #1, Peanut #2, and Gilbert mines, which were operated by Union Carbide until 1983.

We intend to visit these mine sites in the future and will engage in development programs designed to bring historical resources to current NI 43-101 standards, and further investigate the permitting and re-commissioning process with state regulatory bodies.

The Bull Canyon region is a well known producer of uranium and vanadium, with a ratio of 5-1 vanadium to uranium. The average uranium grades reported from historical production were 0.20% – 0.25 %, with vanadium grades ranging from 1.5% to 2.0%. All ore was located in the Morrision-Saltwash formation.

O8 Property, McKinley County, New Mexico

This project, known as the O8 property, consists of 1,920 acres and is adjacent to a previous producing uranium mine for a major mining company. This region was the largest producer of uranium in the United States from 1952 to the mid 1980's, with documented past production of over 340 million pounds of U3O8 during this period. Production in this region was suspended in the 1980's due to low uranium prices, and has recently seen an increase in exploration and development activity as uranium prices appreciated.

The Grants Uranium District extends for almost 100 miles in a band 5 to 15 miles wide, with sandstone formations containing uranium mineralization. During periods of operation the Grants Uranium District was home to the largest producing uranium mine in the United States, which recovered 1,000 tons of ore per day yielding 4 pounds per ton. The Ambrosia Lake region was highly active in uranium mining, having 15 head frames scattered over the region until the mid 1980's. Ambrosia Lake is also home to one of the largest uranium mine complexes in the United States, and it continues to extract uranium from groundwater that flows through the mineshafts under a regional valley.

New Mexico was a prominent area of uranium mining in its peak, with seven uranium mills operating in the Grants Uranium District. Numerous public and private companies operate in the region today, with two companies actively involved in permitting their properties for production.

Management intends to investigate the permitting process and review environmental issues during the next 90 days required for an assessment of mining operations. It is expected that our personnel with experience in uranium development and mining will visit the property during this period as well.

Wild Steer Claims, Colorado

The 31 former producing claims located in Wild Steer Canyon, Paradox mining district, Montrose County, Colorado. The claim group includes the Wild Steer mine and the Pluto mine, which produced uranium and vanadium from 1959 to 1971. Ore grades from these mines averaged 0.15 per cent uranium, and between 1.75 per cent to 2.00 per cent vanadium. We are currently reviewing documentation related to production figures for the mines located within the Wild Steer claims. Previous production was facilitated through ore cars on tracks and pneumatic tired wheelbarrows, which was done through manpower.

The Wild Steer claims are located in the Uravan mineral belt on the Colorado plateau, which is recognized as a prolific uranium and vanadium region with historical production. The Uravan mineral belt was one of the world's most productive regions for uranium and vanadium in the 1950s, with all production ceased in 1984 due to low uranium prices. Since 1984 there have been short periods of resumed production due to increased vanadium prices, with no sustained activity until recently. With the increased price of uranium the region is being explored by a number of private and public companies, with a few mines currently in production. In addition to new mining in the area, a processing facility was recently recommissioned and may be accepting ore from regional mines.

Eula Belle Project, Colorado

The 302 uranium and vanadium Eula Belle claims are located in Montrose County, Colorado. These claims consist of a 52-claim block and a 250-claim block and further complement the portfolio of uranium and vanadium projects located in the Four Corners region of the United States.

We have engaged Rimrock Exploration & Development Inc. to provide exploration and development programs for all of our projects located in the Four Corners region. Rimrock has over 100 years of mining and exploration expertise and has provided mining services to other uranium companies in the United States. Under this agreement, Rimrock will also provide permitting services required for the recommencement of mining operations at our uranium/vanadium projects, and conduct an initial minimum 6,096-metre drill program on selected projects located in the Uravan uranium district.

We are currently reviewing historical exploration data from its Four Corners uranium/vanadium projects, and expect to initiate drilling before the end of 2006. We are currently working with to collect historical data from previous exploration programs conducted in the project area.

King Project, Colorado

The 250 claim block, known as the King project, is located in Montrose County, in the Uravan uranium district of Colorado. The project area lies between the Eula Belle-Bogus mine and the King Solomon mine, which produced 3,172,420 pounds U308 and 16,223,095 pounds vanadium from 1974 to 1983. The King project also contains two large cluster drill areas containing 47 drill holes, with historical data from this zone being collected and verified by Rimrock and our management.

The King project also contains two large cluster drill areas containing 47 drill holes, with historical data from this zone being collected and verified by Rimrock and our management. Management believes that these two areas that hosted 25 and 22 drill holes, respectively, are areas of interest and plans to focus exploration on and near these zones.

Rimrock has been contracted to provide permitting services required for the recommencement of mining operations at our uranium/vanadium projects, and conduct an initial minimum 6,096-metre drill program on selected projects located in the Uravan uranium district.

We are currently reviewing historical exploration data from its Four Corners uranium/vanadium projects, We recently filed our applications to commence drill programs for the Eula Belle and King Uranium / Vanadium Projects. These applications were filed by Rimrock Exploration and Development Inc., our contracted developer for our Colorado Plateau Uranium Projects. We expect to commence drilling upon approval of the applications.

Holley Claims, New Mexico

The 134 Holley mineral claims are located on La Jara Mesa in Cibola county in the Grants mining district located near Grants, N.M. These claims consist of 3,200 acres located in the San Mateo Mountains and were previously owned by Homestake Mining Co.

The property area is located within four miles of the Marquez uranium mine, which produced 656,000 tons of ore at a grade of 0.26 per cent uranium. A number of drill programs took place in the project area during 1967 to 1971 (Homestake/UNC joint venture), 1974 (Gulf Mineral Resources), 1980 to 1983 (Midas International) and 1983 (Homestake). In addition to the most recent drill program, Homestake also owned a processing facility which has subsequently been reclaimed by another party. Homestake completed extractive metallurgical and amenability tests at the nearby Homestake mill (alkaline leach tests) and at the Kerr McGee Nuclear Corp. mill (acid leach tests) located in the Grants district.

These tests determined that the mineralization would readily leach with acid and recoveries averaging 90 per cent were achieved. This area ceased mining in the late 1970s and early 1980s when the price of uranium dropped and production was not economic.

The Grants mining district produced 270 million pounds of uranium from 1950 to 1978, making it one of the biggest producing regions in the world at that time. The company continues to evaluate and acquire prospective uranium and vanadium projects located in the Four Corners region of the United States. A number of core business strategies will be addressed including discussions with current and prospective joint venture candidates, development programs to be conducted with exploration and development companies in Four Corners region.

Tomcat Claims, Colorado

The Tomcat Claims, consisting of 81 claims, are located on Wedding Bell Mountain on the Colorado plateau area of the Uravan mineral belt. The claims are located in San Miguel county, Colorado, and further complement our portfolio of uranium and vanadium projects located in the Four Corners region of the United States.

These claims include a number of former producing mines including the Jackknife, Groundhog and Bachelor mines. Other mines in the area include the Edna May, Rimrock, Rimrock No. 3, Babe Ruth and Mexico mines, as well as a number of smaller mining operations.

Previous exploration on the claims included drill programs at the Jackknife and Groundhog mines in the 1970s prior to the cessation of mining in the area. Grades reported from these historical drill programs indicate 0.16 per cent to 0.25 per cent U3O8, and averaging 1.25 per cent vanadium.

Uranium mineralization in the Colorado plateau is found in mineralized lenses, which were deposited in alluvial fans by braided streams. Current exploration techniques focus on the drilling of these lenses to further identify uranium resources. This area, being part of the Uravan mineral belt, has been a prolific producer of uranium since the early 1900s, with increased recent activity due to increased demand for uranium and a dramatic rise in the price of uranium.

We are currently attempting to retrieve additional data from previous exploration programs for the planning of a future development program.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this Registration Statement.

Our financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP. We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

Audited financial statements for the fiscal years ended July 31, 2006, July 31, 2005 and July 31, 2004 are included in this Registration Statement.

Overview

We are a mineral exploration company engaged in the acquisition, exploration and development of mineral properties (primarily base and precious metals). We do not have any producing mineral properties at this time. Our business is presently focused on the exploration and evaluation of various mineral deposits in the Provinces of British Columbia and Quebec, Canada and in Colorado and Utah, United States.

Stirrup, British Columbia - In March 2004 we were granted an option to acquire an 85% interest in 13 contiguous mineral claims in the Clinton area in south-central British Columbia, which interest will be earned upon payment of the sum of an aggregate of $30,000 (which was paid) and the issuance of an aggregate of 300,000 common shares (where were issued) and payment of a 2% NSR royalty. We were also required to complete a diamond drilling program on the claims in the amount of $100,000 (which was completed). We have the option of purchasing back 1% of the NSR upon payment of $500,000 and within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

Lucky Boy, British Columbia - In March 2005 we were granted an option to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of British Columbia, upon payment of an aggregate of $10,000 (which was paid) and the issuance of 100,000 shares (which were issued) and payment of a 2% NSR royalty. We are also required to issue 200,000 shares upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production and to complete an exploration program on the claims in the amount of $80,000 (which was completed). In addition we must complete an exploration program on the claims in the amount of $120,000 on or before March 17, 2008. We have the option of purchasing back the 2% NSR upon payment of $1,000,000 per percentage point. The 5% interest owned by the optionors can be bought out for $1,000,000.

Zeus, British Columbia - In December 2005 we acquired a 100% interest in the Zeus and Zeus #1 claim located in Lillooet B.C. for consideration of a cash payment of $15,000 (which was paid) and the issuance of 350,000 common shares (which were issued). The claims are subject to a 2% NSR, which can be bought out for $500,000 per 1%.

Skoonka Creek, British Columbia - In February 2006 we acquired an option to earn a 100% interest in 96 claims in the Skoonka Creek area of British Columbia, upon payment of the sum of an aggregate of $110,000 and the issuance of an aggregate of 700,000 common shares, with the option of paying $300,000 in lieu of 300,000 common shares. An additional 400,000 shares or $600,000 cash (at our option) will be issued upon our receipt of a positive feasibility study and payable within six months of start of production. The vendors will retain a 2% NSR royalty. We have an option to purchase each 1% of the NSR for $1,000,000 at any time.

On March 21, 2006 we acquired seven more claim blocks adjoining the existing claims at Skoonka Creek. The claims were acquired for an additional $15,000 in cash and 100,000 treasury shares.

Big Mac, Quebec - In February 2006 we acquired a 100% interest in 40 claims, known as the Big Mac property, located in the Otish basin area in Quebec. Consideration was $7,500 (which was paid) and 200,000 common shares (which were issued).

Charles, Quebec - In 2005 we staked uranium claims located east of the Otish at a cost of $5,000.

Locuist Property, Utah - In November 2005 we acquired a 100% interest in the Locuist Property located in San Juan County, Utah in consideration of an aggregate of US$35,000 and the issuance of 600,000 common shares.

Spider Rock, Colorado - In March 2006 we agreed to assume Emerald Isle's rights and obligations under an option agreement dated February 9, 2006, pursuant to which Emerald Isle acquired an option to acquire a 100% interest in four uranium/vanadium claims known as the "*Spider Rock claims*". The total consideration that must be paid by us in order to earn a 100% interest in the property is an aggregate of US$42,500 and the issuance of an aggregate of 290,000 common shares.

Dragon Property, Utah - We recently acquired by staking additional uranium claims in the state of Utah. This property, named the Dragon property, is comprised of 30 claims located in Beaver County, in south western Utah. This staking agreement includes a one mile area of interest surrounding the claims, also containing potential uranium prospects. In addition to all staking costs, we will pay a property location fee of US$10,000, 60,000 shares of common stock and a 2% NSR.

Joseph Claims, Colorado – In March 2006 we acquired an interest in an option agreement to acquire up to a 100% interest in 106 uranium and vanadium claims known as the Joseph Claims located in the Bull canyon region of Colorado near the Utah border in the Four Corners region of the United States. The total consideration to be paid is the sum of $65,000 (which was paid) and issuance of 300,000 common (which were issued) and the issuance of an additional 300,000 common shares on the one year anniversary of the Approval and a 2% NSR.

Princeton Project, British Columbia – In August 2006 we acquired a 100% interest in the Princeton mineral claims, located in the Similkameen Mining District of British Columbia. As consideration for the property, we agreed to pay $15,000 and 150,000 common shares for each agreement. The property shall also be subject to a 2% NSR. We may purchase any portion of the 2% NSR at any time for a purchase price of $900,000 for each 1%.

O8 Property, McKinley County, New Mexico

In August 2006 we acquired a 100% interest in 95 mineral claims, as more particularly described as the 0_8 1 to 95 mineral claims, located in McKinley County, in the State of New Mexico. The consideration to be paid is the sum of $26,000 US (which was paid) and the issuance of 200,000 common shares (which were issued). The property is also subject to a 2% NSR which we may purchase at any time for a purchase price of $300,000 for each 1%.

Wild Steer Claims, Colorado

In September 2006 with we acquired a 100% interest in 31 former producing mineral claims, known as the Wild Steer claims, located in Wild Steer Canyon, Paradox Mining District, Montrose County, Colorado. The total consideration to be paid is the sum of $20,000 US (which was paid), the issuance of 100,000 common shares (which were issued), and payment of an additional $60,000 US and, at our election, payment of the sum of $300,000 US or the issuance of 300,000 common shares. The property is also subject to a 2% NSR, which we may at any time for a purchase price of $200,000 US for each 1%.

Eula Belle Project, Colorado

In October 2006 we acquired a 100% interest in 53 mineral claims, known as the Eula Belle project, located in Montrose County, in the Uravan uranium district of Colorado. The total consideration to be paid is the sum of $20,000 US (which was paid), the issuance of 100,000 common shares (which were issued), and payment of an additional $20,000 US and, at our election, payment of the sum of $100,000 US or the issuance of 100,000 common shares. The property is also subject to a 2% NSR, which we may at any time for a purchase price of $250,000 US for each 1%.

King Project, Colorado

In October 2006 we agreed to engage the services of each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files, to stake 250 mineral claims, known as the King project, located in Montrose County, in the Uravan uranium district of Colorado. As consideration for their services, we agreed to pay the sum of $20,000 US (which was paid) and issue 100,000 common shares (which were issued), and to pay an additional $20,000 US and, at our option, payment of $100,000 US or the issuance of 100,000 common shares within one year from the Approval. The property is also subject to a 2% NSR, which we may purchase at any time for a purchase price of $250,000 US for each 1%.

During the fiscal year ended July31, 2006 we raised $1,932,050 through the sale of equity securities by way of private placements, exercise of stock options and exercise of warrants. Subsequent to the fiscal year ended July 31, 2006 and up to our fiscal quarter ended October 31, 2006, we raised $3,477,632 through the sale of equity securities. During the fiscal year ended July 31, 2005 we raised $259,000 through the sale of equity securities, and in fiscal 2004 we raised $337,500.

<u>Recent Private Placements</u>

Subsequent to July 31, 2006 we completed two private placements for aggregate proceeds of $3,065,999, as follows:

(1)   In August 2006 we issued 4,999,998 units at $0.45 per unit. A total of 2,999,998 units were flow-through and the proceeds received were $1,349,999. Each unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. A total of 2,000,000 units are non-flow-through and the proceeds received were $900,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. We paid finders' fees of $202,500 in cash and issued finders' options exercisable at $0.45 per option to acquire up to 500,000 units as follows:

   (a)   300,000 units, each unit consisting of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period; and

   (b)   200,000 units, each unit consisting of one common share and one share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period.

   Finder's fees were paid to (1) Notre-Dame Capital Inc. ($131,724.92 and 370,500 compensation options; (2) Brant Securities Limited ($1,000.10 and 2,222 compensation Options; (3) Canaccord Capital Corporation ($12,275.10 and 27,278 compensation options); and (4) Desjardins Securities ($34,999). Each compensation option is exercisable to acquire a compensation option unit, which consists of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.55 for a period of two years.

(2)   We issued 700,000 units at $0.48 for proceeds of $816,000 in two tranches as follows:

   (a)   In September 2006, Tranche 1, we issued 800,000 units and proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder's fee of $30,720 was paid in cash and 80,000 compensation share purchase warrants were issued. Each whole warrant is exercisable at $0.60 for a two-year period.

   (b)   In October 2006, Tranche 2, we issued 900,000 units and proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder's fee of $17,268 was paid in cash.

Operating Results

Results of Operations for the years ended July 31, 2006, July 31, 2005 and July 31, 2004

This review of the results of operations should be read in conjunction with our audited financial statements for the years ended July 31, 2006, July 31, 2005 and July 31, 2004.

Financial Results

For the year ended July 31, 2006 we incurred a net loss of $429,024 ($0.02 per share) compared to a net loss of $512,326 ($0.05 per share) for the year ended July 31, 2005. Our costs increased in Fiscal 2006 as a result of our recent acquisitions of mineral properties and exploration and financings. We expect we will continue to have losses for Fiscal 2007 as we develop our mineral properties.

General and administration expenses totaled $676,792 for the year ended July 31, 2006, compared to $344,816 for the year ended July 31, 2005. We had stock based compensation of $230,392 (2005 - $67,410) as a result of the issuance of stock options. The increase in stock-based compensation is due to the issuance of stock options being accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

We incurred consulting fees of $148,809 (2005 - $115,593) for finance and administrative services and other expenses as a result of the increased activity in fundraising, property acquisition and exploration. Professional fees of $99,688 (2005 - $46,867) consisted of legal fees and auditing and accounting. Filing fees of $64,475 (2005 - $24,250) consisted of filing fees with the TSX Venture Exchange and fees for our transfer agent. Marketing and communications costs of $22,924 (2005 – 22,011) consisted of financial relations activities, including trade magazines and an investor conference.

We wrote off mineral properties totaling $44,436 (2004 - $243,510). The Kert property in Quebec the amount of $44,435 was written off and the Lac Bienville claim in Quebec in the amount of $1 was written off. In Fiscal 2005 the Shamrock property in the amount of $138,343 was written off as a result of poor drill results and the Otish Mountain and Lac Bienville claims in Quebec and the Durango claim in Mexico were written down to their carrying value in the amount of $105,167.

All other expenses are in the normal course of business.

For the year ended July 31, 2005 we had a net loss of $512,326 ($0.05 per share), compared to a net loss of $285,456 ($0.04 per share) for the year ending July 31, 2004. The increase in Fiscal 2005 was mainly as a result of a write-off in mineral properties in the amount of $243,510. We expect to continue losses for Fiscal 2006 as we develop our mineral properties.

General and administration expenses totaled $344,816 for the year ended July 31, 2005 compared to $298,693 in the prior year. The largest four items for this fiscal year were consulting and professional fees, filing fees and marketing and communications.

We had stock based compensation of $67,410 (2004 - $53,095) as a result of the issuance of stock options. The increase in stock-based compensation is due to the issuance of stock options being accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

We incurred consulting fees of $115,593 (2004 - $104,317) which consisted of $84,000 (2004 - $84,000) for management consulting to an officer and director, $10,954 (2004 - $Nil) for finance and administrative services to an officer, $20,639 (2004 – $20,317) for other expenses as a result of the increased activity in fundraising, property acquisition and exploration.

Professional fees of $46,867 (2004 - $38,155) consisted of $34,067 (2004 - $16,191) for legal fees as a result of our increased activities in properties and financings and $12,800 (2004 - $21,964) for auditing and accounting.

Filing fees of $24,250 (2004 - $27,934) consisted of $17,428 (2004 - $21,859) for filing fees and $6,822 (2004 - $6,075) for our transfer agent.

Marketing and communications costs of $22,011 (2004 - $11,764) consisted of financial relations activities, including trade magazines and an investor conference.

We wrote off mineral properties totaling $243,510 (2004 - $8,450). The Shamrock property in the amount of $138,343 was written off as a result of poor drill results. The Otish Mountain and Lac Bienville claims in Quebec and the Durango claim in Mexico were written down to their carrying value in the amount of $105,167. In fiscal 2004 50 claims in the Otish Mountain area were abandoned.

All other expenses are in the normal course of business.

For the year ended July 31, 2004, we had a net loss of $285,456 ($0.04 per share), compared to a net loss of $220,070 ($0.04 per share) for the year ended July 31, 2003. Our operating expenses consisted of consulting fees, which increased by $76,076 to $157,412 for Fiscal 2004 compared with $81,336 for Fiscal 2003. This increase was mainly caused by the increase in stock based compensation from $13,618 in Fiscal 2003 to $53,095 in Fiscal 2004, an increase in consulting fees paid to a director of $15,000 and general consulting of $21,599 as a result of our increased activities. Professional fees increased by $17,317 to $38,155 for Fiscal 2004 compared with $20,838 for Fiscal 2003. Legal fees increased as a result of additional financings and property agreements.

Write off of mineral properties decreased by $40,688 to $8,450 for Fiscal 2004 compared with $49,138 for Fiscal 2003. During Fiscal 2003 the property in Flin Flon, Manitoba for $49,138 was written off.

Results of Operations for the three months ended October 31, 2006

Financial Results

For the three months ended October 31, 2006 we incurred a net loss of $299,974 ($0.01 per share) compared to a net loss of $99,712 ($0.01 per share) for the three months ended October 31, 2005. Our costs increased in 2006 as a result of our recent acquisitions of mineral properties and exploration and financings. We expect we will continue to have losses for Fiscal 2007 as we develop our mineral properties.

General and administration expenses totaled $324,856 for the three months ended October 31, 2006, compared to $103,701 for the three months ended October 31, 2005. We had stock based compensation of $162,757 (2005 - $33,288) as a result of the issuance of stock options. The increase in stock-based compensation is due to the issuance of stock options being accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

We incurred consulting fees of $22,216 (2005 - $3,594) for finance and administrative services and other expenses as a result of the increased activity in fundraising, property acquisition and exploration. Professional fees of $36,914 (2005 - $2,499) consisted of legal fees and auditing and accounting. Management fees were $25,500 (2005 - $21,000), filing fees of $27,841 (2005 - $7,032) consisted of filing fees with the TSX Venture Exchange and fees for our transfer agent. Marketing and communications costs of $11,782 (2005 – 3,139) consisted of financial relations activities, including trade magazines and an investor conference.

All other expenses are in the normal course of business.

Mineral Properties

During fiscal 2006, 2005 and fiscal 2004, we incurred the following expenditures on exploration of properties, net of amounts written down, as follows:

Expressed in Cdn. $	July 31, 2006	July 31, 2005	July 31, 2004
Otish Mountain, Quebec	N/A	(70,287)	21,941
Lac Beinville, Quebec	(1)	(25,505)	25,506
Charles, Quebec	N/A	5,000	N/A
Kert, Quebec	(37,530)	37,530	N/A
Shamrock, BC	N/A	(61,207)	61,207
Stirrup, BC	168,380	38,064	25,000
Lucky Boy, BC	130,449	24,000	N/A
Durango, Mexico	N/A	(9,375)	Nil
East Walsh, Colorado	220,565	N/A	N/A
Zeus, BC	117,940	N/A	N/A
Big Mac, PQ	92,500	N/A	N/A
Skoonka Creek, BC	170,231	N/A	N/A
Spider Creek, Colorado	150,500	N/A	N/A
Total	**$1,013,034**	**(61,780)**	**133,654**

During the year ended July 31, 2006, we acquired the Locuist, Zeus, Big Mac, Skoonka and Spider Rock properties for an aggregate of $712,865. We abandoned the Lac Beinville property and we abandoned the Kert property and wrote off the property expenditures in the amount of $44,436. We carried out work on the Kert ($6,905), Lucky Boy ($130,449) and Skoonka Creek ($34,231) properties for an aggregate of $171,585.

During the fiscal year ended July 31, 2005, we wrote off property costs in the aggregate of $243,510 for the Otish Mountain, Lac Beinville, Shamrock and Durango properties. We paid $101,530 in acquisition and assessment/renewal costs for the Charles, Stirrup, Kert and Lucky Boy properties. We carried out work on each of the Shamrock ($77,136) and Stirrup ($3,064) properties for an aggregate of $80,200.

During the fiscal year ended July 31, 2004, we paid $29,141 for acquisition and assessment/renewal costs for the Otish Mountain property and we wrote off property expenses in the sum of $7,200. We paid $25,506 for acquisition and assessment/renewal costs for the Lac Beinville property. For the Shamrock property we paid acquisition and assessment/renewal costs of $26,170 and carried out a work program in the sum of $35,037. We also paid $25,000 for acquisition costs for the Stirrup property.

Liquidity and Capital Resources

Liquidity – July 31, 2006, July 31, 2005 and July 31, 2004

We had cash on hand of $919,635 as of July 31, 2006 (2005 - $36,687). Our working capital at July 31, 2006 was $816,406 (2005 – $(197,497)). We currently have sufficient cash resources to meet our ongoing obligations as they become due for a period of 12 months.

We had cash on hand of $36,687 as of July 31, 2005 (2004 - $102,059). Our working capital at July 31, 2005 was a deficiency of $197,497 (2004 - $47,837).

We had cash on hand of $102,059 as of July 31, 2004 (2003 - $2,399). Our working capital at July 31, 2004 was a deficiency of $47,837 (2003 - $213,955).

Liquidity – October 31, 2006

We had cash on hand of $3,557,928 as of October 31, 2006, compared to $111,610 for the three months ended October 31, 2005. Our working capital at October 31, 2006 was $3,452,848, compared to a working capital deficiency of $37,751 for the three months ended October 31, 2005. We currently have sufficient cash resources to meet our ongoing obligations as they become due for a period of 12 months.

Financings – Year ended July 31, 2006

During the year ended July 31, 2006, we completed three private placement financings for total gross proceeds of $1,545,599.

On September 14, 2005 we completed a private placement of 3,000,000 units at a price of $0.10 per unit for gross proceeds of $300,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.15 per share on or before September 6, 2006.

On December 30, 2005 we completed a private placement of 2,751,998 flow-through units at a price of $0.30 per unit for gross proceeds of $825,599. Each unit consisted of one flow-through common share and one-half of one non-flow-through share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.40 per share on or before December 30, 2006 or at a price of $0.50 per share on or before December 30, 2007.

On February 15, 2006 we completed a private placement of 1,500,000 units at a price of $0.28 per unit for gross proceeds of $420,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.40 per share on or before February 15, 2007 or at a price of $0.50 per share on or before February 15, 2008.

In addition, in September 2005, we issued 312,500 shares at a deemed price of $0.10 per share in settlement of $31,250 of debt owed to a director.

Financings – Year ended July 31, 2005

During the year ended July 31, 2005, we completed three financings for total gross proceeds of $234,500:

On January 1, 2005 we completed a private placement of 300,000 flow-through units at a price of $0.15 per unit for gross proceeds of $45,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before December 31, 2005 or at a price of $0.30 per share on or before December 31, 2006. As of July 31, 2006, no warrants associated with this private placement had been exercised.

On January 1, 2005 we completed a private placement of 396,667 units at a price of $0.15 per unit for gross proceeds of $59,500. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before December 31, 2005 or at a price of $0.30 per share on or before December 31, 2006. As of July 31, 2006, 105,000 warrants associated with this private placement were exercised.

On April 9, 2005 we completed a private placement of 200,000 flow-through units and 800,000 units at a price of $0.13 per unit for gross proceeds of $130,000. Each unit consisted of one common share and one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before April 7, 2006 or at a price of $0.30 per share on or before April 7, 2007. As of July 31, 2006, 900,000 warrants associated with this private placement were exercised.

Financings – Year Ended July 31, 2004

During the year ended July 31, 2004, we completed three private placement financings for total gross proceeds of $287,500.

On September 24, 2003 we completed a private placement of 1,000,000 units at a price of $0.075 per unit for gross proceeds of $75,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.10 per share, which warrants expired on September 24, 2004.

On December 17, 2003 we completed a private placement of 250,000 flow-through units at a price of $0.25 per unit for gross proceeds of $62,500. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.30 per share on or before December 18, 2004 or at a price of $0.40 per share on or before December 18, 2005.

On July 28, 2004 we completed a private placement of 1,000,000 units at a price of $0.15 per unit (of which 725,000 units were flow-through) for gross proceeds of $150,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before July 28, 2005 or at a price of $0.30 per share on or before July 28, 2006.

Capital Resources

Our authorized capital consists of an unlimited number of common shares without par value. At October 31, 2006 we had 32,925,178 issued and outstanding common shares (July 31, 2006 – 23,245,347).

We adopted an amended formal written stock option plan on January 16, 2006. Under this plan, we may grant options for up to 2,358,669 common shares to directors, employees, consultants and certain other service providers at exercise price to be determined by the Board by not less than closing market price on the date preceding the grant less a discount of up to 25% based on the policies of the TSX Venture Exchange. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released on the date that the TSX Venture Exchange approves the granting of the option and 12½% every quarter thereafter. The options can be granted for a maximum term of 5 years.

There were 2,206,000 stock options outstanding as of the year ended July 31, 2006, with exercise prices ranging between $0.10 and $0.61 per share and expiring between September 24, 2008 and April 12, 2011. During the year a total of 505,000 options were exercised at exercise prices ranging between $0.10 and $0.16 per share. 1,370,000 stock options were granted during the year.

As at July 31, 2006 we had 4,461,832 warrants outstanding with exercise prices ranging from $0.15 per share to $0.50 per share with expiry dates ranging from December 31, 2006 and February 15, 2008. During the year, a total of 1,647,500 warrants were exercised, for gross proceeds of $329,625. If exercised as of a current date, the outstanding warrants would increase our available cash by $1,498,525.

There were 1,676,000 stock options outstanding as of the fiscal year ended July 31, 2005, of which 874,750 were fully vested, with exercise prices ranging between $0.10 and $0.24 per share, and expiring between September 23, 2008 and July 12, 2010. During the year a total of 245,000 options were exercised. 1,225,000 stock options were granted during the year, with exercise prices ranging between $0.12 and $0.16 per share. As at July 31, 2005 we had 1,973,322 warrants outstanding with exercise prices ranging from $0.20 per share to $0.40 per share with expiry dates ranging from December 17, 2005 and April 8, 2006.

There were 896,000 stock options outstanding as of the fiscal year ended July 31, 2004, of which 495,000 were fully vested, with exercise prices ranging between $0.10 and $0.24 and expiring between September 23, 2008 and March 2, 2009. During the year a total of 477,000 options were cancelled.   896,000 stock options were granted during the yea, with exercise prices ranging between $0.10 and $0.24 per share. As at July 31, 2004 we had 625,000 warrants outstanding with exercise prices ranging from $0.25 per share to $0.40 per share, with expiry dates ranging from December 17, 2005 and July 28, 2006. During the year, a total of 500,000 warrants were exercised for gross proceeds of $50,000.

There were 2,345,000 stock options outstanding as of the three months ended October 31, 2006, with exercise prices ranging between $0.12 and $0.67 per share and expiring between March 9, 2009 and October 26, 2011. During the period a total of 766,000 options were exercised at exercise prices ranging between $0.10 and $0.58 per share. 905,000 stock options were granted during the period.

As at October 31, 2006 we had 9,030,597 warrants outstanding with exercise prices ranging from $0.25 per share to $0.60 per share with expiry dates ranging from December 31, 2006 and September 26, 2008. During the three months ended October 31, 2006, a total of 1,323,833 warrants were exercised, for gross proceeds of $299,783. If exercised as of a current date, the outstanding warrants would increase our available cash by $3,870,759.

US GAAP Reconciliation

Under Canadian GAAP, it is acceptable to defer mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that a company is unlikely to pursue exploration activities on the property. Under U.S. GAAP, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and a company has the ability and intention to pursue exploitation of these reserves.

Future income taxes related to flow-through shares for renunciation of qualified resource expenditures are treated as a cost of issuing those securities under Canadian GAAP. Under US GAAP, these costs are included in the future tax provision.

Under Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended July 31, 2005, 2004 and 2003.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148. The method of adoption applied by us is permissible under both Canadian and US standards.

Off-Balance Sheet Arrangements.

Not applicable.

Contractual Obligations.

Contractual Obligations	Total	Payments due by period			
		Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Stirrup Property, BC [1]	$130,000 300,000 shares	N/A	N/A	N/A	N/A
Lucky Boy Property, BC [2]	$210,000 100,000 shares	N/A	$120,000	N/A	N/A
Zeus Property, BC	$15,000 350,000 shares	N/A	N/A	N/A	N/A
Skoonka Creek, BC [3]	$110,000 700,000 shares	$20,000 100,000 shares	$30,000 200,000 shares	$40,000 300,000 shares [4]	N/A
Big Mac, Quebec	$7,500 200,000 shares	N/A	N/A	N/A	N/A
Charles, Quebec	$5,000	N/A	N/A	N/A	N/A
Locuist, Utah	$35,000 US 600,000 shares	N/A	N/A	N/A	N/A
Spider Rock, Colorado	$42,500 US 290,000 shares	N/A	N/A	N/A	N/A
Dragon Property, Utah	$10,000 US 60,000 shares	N/A	N/A	N/A	N/A
Joseph Claims, Colorado	$65,000 US 600,000 shares	300,000 shares	N/A	N/A	N/A
Princeton Project, BC	$15,000 150,000 shares	N/A	N/A	N/A	N/A
08 Property, New Mexico	$26,000 US 200,000 shares	N/A	N/A	N/A	N/A
Wild Steer, Colorado	$380,000 US 300,000 shares	$120,000 US [5]	$240,000 US [6]	N/A	N/A
Eula Belle, Colorado	$140,000 US 100,000 shares	$120,000 US [7]	N/A	N/A	N/A
King Project, Colorado	$140,000 US 100,000 shares	$120,000 US [8]	N/A	N/A	N/A
Total	**$492,500 $788,500 US 3,990,000 shares**	**$20,000 $360,000 US 400,000 shares**	**$150,000 $240,000 US 200,000 shares**	**$40,000 300,000 shares**	**N/A**

(1)   An additional 300,000 common shares must be issued upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production;

(2)   An additional 200,000 common shares must be issued upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production;

(3)   An additional 400,000 shares or $600,000 cash (at our option) will be issued upon our receipt of a positive feasibility study and payable within six months of start of production.

(4)   We may elect, at our option to pay the sum of $300,000 in lieu of the 300,000 common shares.

(5)   We may, at our option, issue 100,000 common shares in lieu of $100,000 US.

(6)   We may, at our option, issue 200,000 common shares in lieu of $200,000 US.

(7)   We may, at our option, issue 100,000 common shares in lieu of $100,000 US.

(8)   We may, at our option, issue 100,000 common shares in lieu of $100,000 US.

Critical Accounting Policies

Our management is required to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe our policies for mineral property interests, long-lived assets, asset retirement obligations, income taxes, and stock-based compensation are critical accounting policies that affect the significant judgments and estimates used in the preparation of our financial statements.

Our accounting policies are set out in the notes to the accompanying consolidated financial statements.

Recent Accounting Pronouncements

U.S. Standards

In December 2004, the Financial Accounting Standards Board ("*FASB*") issued Statement of Financial Accounting Standards No. 153, "*Exchange of Non-monetary Assets – an amendment of APB Opinion No. 29*" (SFAS 153") which amends Accounting Principles Board ("*APB*") Opinion No. 29, "*Accounting for Non monetary Transactions*" to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal period beginning after June 15, 2005. We do not expect that adoption of SFAS 153 will have a material impact on our results from operations or financial position.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "*Accounting changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3*" ("*SFAS 154*") which replaces APB Opinion No. 20, "*Accounting Changes*" and FASB 3 "*Reporting Accounting Changes in Interim Financial Statement*", and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transaction provisions, those provisions should be followed. SFAS 154 requires to report all voluntary changes in accounting principle via retrospective application, unless impracticable, enhances the consistency of financial information between periods. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date of SFAS 154 is issued.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, "*Share Based Payment*" ("*SFAS 123R*"). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. As we are using fair value method to recognize stock-based compensation, we do not expect that adoption of SFAS

Canadian Standards

In June 2003 and amended in September 2004, the Canadian Institute of Chartered Accountants ("*CICA*") issued Accounting Guideline 15 *Consolidation of Variable Interest Entities* (AcG-15), which is harmonized with FASB Interpretation No. 46R with the same title, to provide guidance for applying the principles in Section 1590 "*Subsidiaries*", to certain special-purpose entities. The consolidation requirement in the Guideline is effective for all annual and interim periods beginning on or after November 1, 2004. The amendments are intended to result in more consistent application of consolidation principles to variable interest entities (VIEs), in accordance with the objective of requiring an enterprise to consolidate entities in which it has a controlling financial interest. We do not expect that adoption of AcG-15 will have a material impact on our results from operations or financial position.

In January 2004, the CICA issued Emerging Issues Committee Abstract, EIC-144 *Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor*, which provides guidance on how a customer (including a reseller) of a vendor's products should account for cash consideration received from a vendor. EIC-144 should be applied retroactively to all financial statements for the first interim or annual fiscal period ending after August 15, 2004. As we are still in pre-operating stage with no revenue, we do not expect that adoption of EIC-144 will have a material impact on our results from operations or financial position.

In March 2005, the CICA issued EIC-152 *"Mining Assets – Impairment and Business Combination"*, which provides guidance on an issue when testing mining assets for impairment under CICA 3063, some mining entities exclude estimated cash flows associated with the economic value of a mining asset beyond that asset's proven and probable reserves, and those estimated cash flows may also exclude the effects of anticipated fluctuations in the future market price of minerals over the period of cash flows. EIC–152 will apply for financial years beginning on or after March 16, 2005. As we are not an operating stage entity and capitaliz deferred exploration cost under AcG-11, we do not expect that adoption of EIC-152 will have a material impact on our results from operations or financial position unless development of properties occurs.

In April 2005, the CICA issued new Section 1530 "*Comprehensive Income"*, the new section establishes standards for reporting and display of comprehensive income. The main feature of Section 1530 is a requirement for an enterprise to present comprehensive income and its components, as well as net income, in its financial statements. Section 1530 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3251 "*Equity"*. The new section, which replaces section 3250 "*Surplus*", establishes standards for the presentation of equity and changes in equity during the reporting year. The main feature of Section 3250 is a requirement for an enterprise to present separately each of the changes in equity during the year, including comprehensive income, as well as components of equity at the end of the year. Section 3251 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3855 "*Financial instruments – recognition and measurement"*, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The main features of Section 3855 are classified financial assets as held for trading, held to maturity, loans and receivables, or available for sales and their measurement. Section 3855 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3861 "*Financial instruments – disclosure and presentation"*, which replaces section 3860 "*Financial instruments – disclosure and presentation*", and establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Section 3861 will apply for fiscal years beginning on or after November 1, 2004.

Safe Harbor

Forward Looking Statements

The foregoing Operating and Financial Review and Prospects contains "*forward looking statements*" within the meaning of Section 27A of the *Securities Act of 1933*, as amended, and Section 21E of the *Securities Act of 1934*, as amended, and as contemplated under the *Private Securities Litigation Reform Act of 1995*, including statements regarding, among other items, our business strategies, continued growth in our markets, projections, and anticipated trends in our business and the industry in which we operate. The words "*believe*," "*expect*," "*anticipate*," "*intends*," "*forecast*," "*project*," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, certain of which are beyond our control. We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for our Technology, competitive pricing pressures and the level of expenses incurred in our operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. We disclaim any intent or obligation to update "*forward looking statements*".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Directors and Senior Management

Name	Position	Age	Date of First Election or Appointment
Leonard J. Harris [1]	President, CEO, CFO Director	69	December 18, 1989
David John Hudson [1]	Director	57	December 16, 1982
James Albert Turner [1]	Director	60	February 20, 2006
Roger Laine	Director	52	April 27, 2006
Blaine Bailey	Corporate Secretary	54	January 14, 2005

(1)   Member of Audit Committee

Leonard J. Harris has been our President, CEO and CFO and a director since December 18, 1989. His business functions as President and Chief Executive Officer include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/activities, and reporting to the Board of Directors. He devotes ___% of his time during a typical work week to our business.   Mr. Harris is a well-known and highly respected business entrepreneur who has founded and/or been involved in the development of a number of successful businesses over the years, mostly in the natural resource sector. In the late 1960's he started his professional career as a registered representative with Hemsworth Turton & Co., where he became an assistant to the head trader in less than 2 years. From 1972-1989 Mr. Harris was a registered representative with Jones Gable & Co., where he rapidly became a top tier producer in the firm.

Mr. Harris completed the Prospectors Course conducted by the University of British Columbia to enhance his knowledge of mining and geology, and proceeded to specialize in mining and oil & gas securities. Over the course of a couple of decades, he sponsored and acted as fiscal agent for a number of successful natural resource companies, raising millions of dollars for numerous exploration projects.

David John Hudson has a director since December 16, 1982. Mr. Hudson is a self-employed chartered accountant with David J. Hudson, Chartered Accountant since 1982. He has been involved with various public companies as a director or management for the past 16 years, after working as a chartered accountant for Clarkson Gordon and Henfrey & Co. of Vancouver, British Columbia. Mr. Hudson qualified as a chartered accountant with Peat Marwick Mitchell in Leeds, England in 1973 and soon after moved to Vancouver to practice with Touche Ross, where he qualified in 1979 as a Canadian chartered accountant. Mr. Hudson has run his own chartered accountancy practice from 1982 to present.

James Albert Turner has been a director since February 20, 2006. Mr. Turner has extensive experience in exploration for base metals, precious metals and diamonds. He graduated in 1971 from the University of British Columbia with a **P.Geo, B.Sc**. During his career he has worked in British Columbia, the Northwest Territories, Baffin Island, Yukon Territory, Mali, Ghana, Panama, U.S.A and Brazil. Mr. Turner has held positions as Manager/Project Geologist for Newmont; Manager/Project Geologist for Noranda; Project Manager with Terrasat Geomatics Inc; Computer Geologist for Mind Quest Exploration Associates.

Roger Laine has been a director since April 27, 2006. Mr. Laine is an experienced geological engineer with a Ph.D. in geosciences from the University of Arizona at Tucson. Familiar with exploration and development, budgeting and programming, diamond/reverse circulation drilling, core/geotechnical logging, geostatistics and reserve estimating, underground and open-pit mines, grade and quality control, geochemistry, and geophysics, he has international exposure in the Americas, West & Central Africa, and Europe, combined with 14 years uranium experience with Cogema. He was VP of exploration for Amok Ltd., a subsidiary of Cogema, mining uranium deposits in the Cluff Lake area in the Athabasca Sandstone Basin, in northern Saskatchewan.

Blaine Bailey has been our Corporate Secretary since January 14, 2005. Mr. Bailey graduated from the University of Manitoba in 1977 with a Bachelor of Commerce and has held the professional designation of certified general accountant since 1983. Mr. Bailey has acted as a principal of Promaid Services Ltd. since September 2002 and as CFO of Qumana Software Inc., a technology company based in Vancouver, since April 2000. He has also been a director of Qumana Software Inc. since May 1999. In addition, Mr. Bailey is currently acting as CFO of Jet Gold Corp. (since October, 2003), CFO of St Eugene Mining Corporation Ltd. (since November 2005) and CFO of Consolidated Gulfside Resources (since July 2005).

We have also formed a Geological Advisory Board, as follows:

Richard Garnett, Ph.D., MBA, Geo. has more than 45 years of hands-on professional experience in several areas of the mining industry and is very well respected for his many accomplishments. Mr. Garnett earned a BSc degree in mining engineering in 1957 and followed with a PhD in Economic Geology from the Royal School of Mines and Imperial College, University of London, England. Early in his career he was a chief Geologist working for several mining companies including Geevor Tin Mines Ltd. (England) and Associated Mines Ltd. (Malaysia). Mr. Garnett was a Sr. Mining Engineer for Patino Mining Corp. (Quebec) and a Regional Manager for Rio Tinto Zinc hi South East Asia.

Mr. Garnett held various managerial positions for 14 years for Anglo American Corp. of S.A. Ltd. and the DeBeers Group where he supervised projects in South Africa and a number of countries all over the world. In 1987 he was appointed Vice President of Hudson Bay Mining & Smelting Co. Ltd. Canada. In 1991 Mr. Garnett established his own consulting company, Valrik Enterprises Inc., and has since provided a wide range of geological and project assessment assistance to a number of small as well as large mining companies. In 1994, Mr. Garnett was instrumental in discovering the Voisey Bay nickel cobalt ore body for Diamondfields Resources.

Robert Card, BA is a successful business owner who has many years of experience in start-up companies and financing their development and growth. He was a registered representative for investment firms in Calgary and Vancouver prior to becoming a corporate financial consultant for over 25 years. Most of his management expertise and experience has been in the natural resource sector, where he has helped to raise many millions of dollars for various exploration and development projects. Mr. Card has served as an officer and/or director of several public companies over the years and currently is the President and a Director of Jet Gold Corp.

N. Ralph Newson, *M.Sc, P.Eng, P.Geo* has a B.Sc. and M.Sc. degrees from Queen's University at Kingston, Ontario. He is a Professional Engineer and a Professional Geoscientist in Saskatchewan, and a Professional Geoscientist in Manitoba and New Brunswick. He has over 40 years experience in exploration for base and precious metals, diamonds, industrial minerals and uranium, in technical, management, and senior executive positions. He was in charge of uranium exploration of the Kitts-Michelin belt of the Central Labrador Mineral Belt, for Brinex, a Rio Tinto subsidiary, and also explored for uranium in Nova Scotia, Québec, Ontario, the NWT, and the Athabasca Basin of Saskatchewan. He attended the NATO Advanced Institute in Prospecting for Uranium at Imperial College, London. Since 1980, he has operated a private company offering consulting and contracting services to the mining industry. He has been a director of a number of companies, and is presently a director of the Prospectors' and Developers' Association of Canada.

Ian Ward - Mr. Ian Ward has had much success as an entrepreneur and business executive in Europe, China and North America. Through his worldwide network of financial contacts he will add considerable value to the Company in financial matters, fundraising and corporate visibility.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any of the Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

Compensation

The following table sets out the compensation information for the fiscal years ended July 31, 2006, July 31, 2005 and July 31, 2004 for our directors and members of our administrative, supervisory or management bodies.

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | Payouts | | |
Name and Principal Position	Year	Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)	Securities Under Options/SARs Granted (#)	Restricted Shares Or Restricted Share Units (Cdn$)	LTIP Payouts (Cdn$)	All other Compen-sation (Cdn$)
Leonard J. Harris *President, CEO, CFO and Director*	July 31/06	91,500	N/A	N/A	555,000	N/A	N/A	N/A
	July 31/05	84,000 [(1)]	N/A	N/A	485,000	N/A	N/A	N/A
	July 31/04	84,000 [(2)]	N/A	N/A	Nil	N/A	N/A	N/A
David J. Hudson, *Director*	July 31/06	N/A	N/A	N/A	75,000	N/A	N/A	N/A
	July 31/05	N/A	N/A	N/A	Nil	N/A	N/A	N/A
	July 31/04	N/A	N/A	N/A	Nil	N/A	N/A	N/A
James Turner *Director*	July 31/06	N/A	N/A	N/A	100,000	N/A	N/A	N/A
	July 31/05	N/A	N/A	N/A	Nil	N/A	N/A	N/A
	July 31/04	N/A	N/A	N/A	Nil	N/A	N/A	N/A
Roger Laine, *Director*	July 31/06	N/A	N/A	N/A	160,000	N/A	N/A	N/A
	July 31/05	N/A	N/A	N/A	Nil	N/A	N/A	N/A
	July 31/04	N/A	N/A	N/A	Nil	N/A	N/A	N/A
Blaine Bailey, *Corporate Secretary*	July 31/06	N/A	N/A	7,980	N/A	N/A	N/A	N/A
	July 31/05	N/A	N/A	10,954	40,000	N/A	N/A	N/A
	July 31/04	N/A	N/A	N/A	60,000	N/A	N/A	N/A

(1)   Paid.
(2)   Accrued.

During the financial year ended July 31, 2006, a total of 890,000 stock options were granted to our directors and executive officers as follows.

Name of Director or Executive Officer	% of Total Options Granted as of year ended July 31, 2006	Number Of Options Granted [1]	Date of Grant	Exercise Price per Share ($)[2]	Expiry Date	Mkt. Value of Securities Underlying Options on Date of Grant ($)
Leonard. J. Harris	11.3%	250,000	Nov. 1, 2005	0.37	Nov. 1, 2010	0.30
	13.8%	305,000	Feb. 23, 2006	0.40	Feb. 23, 2011	0.39
David J. Hudson	3.3%	75,000	Feb. 23, 2006	0.40	Feb. 23, 2011	0.39
James A. Turner	4.5%	100,000	Feb. 23, 2006	0.40	Feb. 23, 2011	0.39
Roger Laine	4.5%	100,000	Mar. 23, 2006	0.58	Mar. 23, 2011	0.58
	2.7%	60,000	April 12, 2006	0.61	April 12, 2011	0.61

(1)   These options vest as to 25% upon granting and 12½% every three months subsequent to the date of grant.
(2)   The exercise price is determined by the Board of Directors but shall be no less than the trading price of our common shares on the TSX Venture Exchange at the time of the grant of the option.

The following table gives certain information concerning stock option exercises during the year ended July 31, 2006 by our Senior Management and Directors. It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2006
Fiscal Year End Unexercised Stock Options
Fiscal Year End Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable
Leonard. J. Harris	125,000	12,500	588,750 / 251,250	$93,362 / $13,337
David J. Hudson	35,000	3,500	28,125/46,875	N/A
James A. Turner	Nil	Nil	37,500/62,500	N/A
Roger Laine	37,500	4,500	72,500 / 125,000	$2,250 / $4,500
Blaine Bailey	Nil	Nil	95,000 / 5,000	$9,550 / $850

(1)   Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year end, respectively, and the exercise of based price of the options.

Director Compensation

We have no arrangements, standard or otherwise, pursuant to which directors are compensated for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently.

Stock Options

We may grant stock options to Directors, Senior Management and employees pursuant to our Stock Option Plan approved by our shareholders on January 16, 2006. During the fiscal year ended July 31, 2006 we granted stock options to purchase an aggregate of 1,370,000 common shares. During the year, stock options to purchase an aggregate of 505,000 common shares were exercised.

Change of Control Remuneration

We did not have any plans or arrangements in respect of remuneration received or that may be received by our Executive Officers in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per person.

Other Compensation

No Senior Management/Director received "*other compensation*" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock option program discussed in Item 6 herein, we had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Directors or Senior Management.

Pension/Retirement Benefits

No funds were set aside or accrued by us during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Senior Management.

Board of Director Committees

We have an Audit Committee, which recommends to the Board of Directors the engagement of our independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished to us by our independent auditors. The current members of our Audit Committee are: Leonard J. Harris, David J. Hudson and James A. Turner.

Employees

We do not currently have any employees. We retain consultants on an "as needed" basis.

Share Ownership

The following table lists, as of January 30th, 2006, and based on our currently issued and outstanding capital of 35,022,676 common shares, Directors and Senior Management who beneficially own our voting securities, consisting solely of common shares, and the amount of voting securities owned by the Directors and Senior Management as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Leonard J. Harris [1]	1,812,622	5.18%
Common	David John Hudson [2]	82,957	0.24%
Common	James Albert Turner [3]	100,000	0.29%
Common	Roger Laine [4]	45,000	0.13%
Common	Blaine Bailey [5]	65,000	0.19%

(1) Of these shares, 250,000 common shares are represented by outstanding stock options and 193,000 common shares are represented by share purchase warrants.
(2) Of these shares, 75,000 common shares are represented by outstanding stock options.
(3) These shares represent outstanding stock options.
(4) Of these shares, 37,500 common shares are represented by outstanding stock options.
(5) These shares represent outstanding stock options.

Stock Options

The terms of incentive options granted by us are in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, which rules include the maximum number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. We adopted a formal written stock option plan on December 11, 2002, which was subsequently amended on January 16, 2006.

The names and titles of our Directors and Executive Officers to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of July 31, 2006, which also includes the number of options granted to independent contractors.

Name	Number of Shares of Common Stock	Exercise Price ($)	Grant Date	Expiration Date
Officers/Directors:				
Leonard J. Harris	250,000	0.37	Nov. 1, 2005	Nov. 1, 2010
	485,000	0.13	Feb. 16, 2005	Feb. 16, 2010
	105,000	0.40	Feb. 23, 2006	Feb. 23, 2011
David John Hudson	75,000	0.40	Feb. 23, 2006	Feb. 23, 2011
James Albert Turner	100,000	0.40	Feb. 23, 2006	Feb. 23, 2011
Roger Laine	37,500	0.12	July 12, 2005	July 12, 2010
	100,000	0.58	Mar 23, 2006	Mar 23, 2011
	60,000	0.61	April 12, 2006	April 12, 2011
Blaine Bailey	60,000	0.24	March 2, 2004	March 2, 2009
	40,000	0.13	Feb. 16, 2005	Feb. 16, 2010

Consultants / Employees

66,000	0.01	Sept. 24, 2003	Sept. 24, 2008
122,500	0.13	Feb. 16, 2005	Feb. 16, 2010
50,000	0.16	March 15, 2005	March 15, 2010
200,000	0.12	July 12, 2005	July 12, 2010
100,000	0.37	Nov. 1, 2005	Nov. 1, 2010
155,000	0.40	Feb. 23, 2006	Feb. 23, 2011
200,000	0.58	March 23, 2006	March 23, 2011

Total Officers and Directors   **1,312,500**
Total Consultants   **893,500**

Total   **2,206,000**

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are not, directly or indirectly, owned or controlled by another corporation or by any foreign government, or by any other natural or legal person.

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by the directors and senior officers as a group is 2,463,579 common shares (including unexercised stock options and share purchase warrants), representing 10.12% of our total issued and outstanding common shares. "*Beneficial ownership*" means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares. More than one person may be deemed to have beneficial ownership of the same securities.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers. Accordingly, there are no special voting powers held by our major shareholders.

Major Shareholders

As of December 31, 2006, there are no persons beneficially owning 5% or more of our issued and outstanding common stock:

Significant Changes in Major Shareholders' Holdings.

Not applicable.

Different Voting Rights.

Our major shareholders do not have different voting rights.

Canadian Share Ownership.

On January 30th, 2007, our shareholders list showed 35,022,676 common shares outstanding with 287 registered shareholders. Of those shareholders, 111 Canadian shareholders own an aggregate of 28,194,469 common shares and 174 US shareholders own an aggregate of 6,706,007 common shares, with the remaining 122,200 common shares being owned by 2 shareholders outside of Canada and the US.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions. We are not controlled by any foreign government or other person.

Change of Control of Company Arrangements

Not applicable.

Related Party Transactions

During the year ended July 31, 2006 we entered into transactions with related parties as follows:

- Consulting fees of $91,500 (2005 - $84,000) paid or payable to a director and consulting fees of $7,980 (2005 - $10,954) to an officer and $16,300 (2005 ($Nil) paid or payable to a director for geological consulting.

- We paid $45,000 for amounts owned to an officer and director.

- We issued 312,500 common shares to an officer and director at a deemed price of $0.10 per share, for settlement of debt in the amount of $31,250.

- A director participated in a private placement and received 60,000 shares and 30,000 warrants at a price of $0.10 per unit, for total consideration of $6,000.

- A director participated in a private placement and received 38,000 shares and 38,000 warrant at a price of $0.28 per unit, for total consideration of $10,640.

- Directors exercised 206,250 stock options for proceeds of $26,750 and 25,000 warrants for proceeds of $6,250.

We entered into transactions with related parties during the year ended July 31, 2005 as follows:

- Consulting fees of $84,000 (2004 - $84,000) paid or payable to a director and consulting fees of $10,954 paid to an officer.

- We issued 664,606 common shares to an officer and director at a deemed price of $0.18 per share, for settlement of debt in the amount of $119,629. An additional 21,400 common shares were issued to a different director at a price of $0.18 per share, for settlement of debt in the amount of $3,852.

- A director participated in a private placement and received 50,000 shares and 25,000 warrants at a price of $0.15 per unit, for total consideration of $7,450.

- A director and officer participated in another private placement and received 250,000 shares and 125,000 warrants at a deemed price of $0.035 per share, for total consideration of $8,750.

- During the 2005 fiscal year, stock-based compensation expense included $27,733 (2004 - $10,074) related to options granted to directors.

- Directors exercised 226,250 options for proceeds of $22,625.

During the three months ended October 31, 2006 we entered into transactions with related parties as follows:

- Consulting fees of $25,500 (2005 - $21,000) paid or payable to a director and consulting fees of $3,452 (2005 - $1,998) to an officer and $19,889 (2005 ($Nil) paid or payable to a director for geological consulting.

- A director participated in a private placement and received 10,000 units shares at a price of $0.48 per unit, for total consideration of $4,800.

- Directors and officers exercised 557,500 stock options for proceeds of $72,100 and 30,000 warrants for proceeds of $4,500.

Accounting Fees

During the year ended July 31, 2006, we paid audit fees of $22,784 (2005 -$9,745) and tax fees of $1,000 (2005 - $755) to Smythe Ratcliffe LLP, Chartered Accountants.

Shareholder Loans

Not applicable.

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management or members of the Board of Directors, other than regular management fees or as above.

There have been no transactions since July 31, 2006, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

See our audited consolidated financial statements for the fiscal years ended July 31, 2006, July 31, 2005 and July 31, 2004 attached hereto.

Dividend Policy

We have not declared or paid any cash dividends on its capital stock. We do not currently expect to pay cash dividends in the foreseeable future.

Legal/Arbitration Proceedings

There are no material, active or pending, legal proceedings against us; nor are we involved as a plaintiff in any material proceeding or pending litigation.

Our Directors and the management know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

Significant Changes

There have been no significant changes since the date of our annual financial statements.

ITEM 9. THE OFFER AND LISTING

Common Share Trading Information

The following table lists the high and low prices for our common shares on the TSX Venture Exchange for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends.

Period	High Cdn $	Low Cdn. $
Month ended December 31, 2006	1.09	0.76
Month ended November 30, 2006	1.09	0.68
Month ended October 31, 2006	0.86	0.57
Month ended September 30, 2006	1.17	0.59
Month ended August 31, 2006	1.04	0.31
Month ended July 31, 2006	0.35	0.19
Fiscal quarter ended July 31, 2006	0.53	0.19
Fiscal year ended April 30, 2006	0.88	0.35
Fiscal quarter ended January 31, 2006	0.40	0.25
Fiscal quarter ended October 31, 2005	0.50	0.11
Fiscal quarter ended July 31, 2005	0.15	0.09

Period	High Cdn $	Low Cdn. $
Fiscal year ended April 30, 2005	0.16	0.11
Fiscal quarter ended January 31, 2005	0.17	0.11
Fiscal quarter ended October 31, 2004	0.20	0.14
Fiscal year ended July 31, 2006	0.88	0.11
Fiscal year ended July 31, 2005	0.20	0.09
Fiscal year ended July 31, 2004	0.30	0.06
Fiscal year ended July 31, 2003	0.31	0.08
Fiscal year ended July 31, 2002	0.38	0.14

Common Share Description

Our authorized share capital consists of an unlimited number of common shares without par value. All of our authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive *pro rata* our assets, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the *Business Corporations Act* (British Columbia). Unless the Act or our Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approved by a vote of a majority of the votes cast in respect of the matter at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of our common shares while there is any arrearage in the payment of dividends or sinking fund installments.

Convertible Securities / Warrants

The following table lists, as of July 31, 2006, the share purchase warrants outstanding. As of July 31, we were aware of 125 holders of our 4,461,832 share purchase warrants, 104 of whom were resident in Canada, Nil holders were offshore and 21 holders were resident in the United States. These warrants were issued in conjunction with five private placements and the purchase of a total of 9,251,998 common shares.

Effective Date of Issuance	Number of Share Purchase Warrants Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
December 31, 2004	243,333	$0.25	$0.30	December 31, 2006
April 8, 2005	100,000	$0.25	$0.30	April 8, 2007
September 6, 2005	1,007,500	$0.15		September 6, 2006
December 30, 2005	1,375,999	$0.40	$0.50	December 30, 2007
December 30, 2005	200,000	$0.40	$0.50	December 30, 2007
February 15, 2006	1,535,000	$0.40	$0.50	February 15, 2008

Markets

Our common shares are listed on the TSX Venture Exchange under the trading symbol "*URA*." There are currently no restrictions on the transferability of these shares under Canadian securities laws.

As a foreign private issuer, our officers, directors and 10% beneficial owners we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the *Securities Exchange Act of 1934* or the insider short-swing profit rules of Section 16 of the *Securities Exchange Act of 1934*.

ITEM 10. ADDITIONAL INFORMATION

Share Capital

Not applicable.

Authorized/Issued Capital

Our authorized share capital consists of an unlimited number of common shares without par value. On October 31, 2006, there were 32,925,178 common shares issued and outstanding.

During the last five years, less than 10% of the capital has been "*paid for*" with assets other than cash. During the fiscal year ended July 31, 2003, 62,500 common shares were issued in payment of a mineral property. During the fiscal year ended July 31, 2004, 300,000 common shares were issued in payment of a mineral property and 889,094 common shares were issued in settlement of debt. During the fiscal year ended July 31, 2005, 350,000 common shares were issued in payment of a mineral property. During the year ended July 31, 2006, 1,700,000 common shares were issued in payment for mineral properties and 312,500 common shares were issued in settlement of debt.

Resolutions/Authorizations/Approvals

Not applicable.

Memorandum and Articles of Association

We were incorporated on October 5, 1979 under Certificate of Incorporation No. BC0198095 issued by the Registrar of Companies on registration of our Memorandum and Articles under the *Company Act* (British Columbia), which has now been replaced by the *Business Corporations Act* (British Columbia). Under the *Business Corporations Act* (British Columbia) we are permitted to conduct any lawful business that we are not restricted from conducting by our memorandum and articles, neither of which contain any restriction on the business we may conduct. We completed our transition under the *Business Corporations Act* by filing a Transition Application on April 16, 2004. We subsequently increased our authorized share capital from 100,000,000 common shares to an unlimited number of common shares without par value and adopted a new form of Articles pursuant to the *Business Corporations Act*.

A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with us must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter. Our Articles permit an interested director to be counted in the quorum and the *Business Corporations Act* (British Columbia) provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity. Hence, directors can vote compensation to themselves or any of their members. The board of directors has an unlimited power to borrow, issue debt obligations and to charge our assets, provided only that such power is exercised bona fide and in our best interests. There is no mandatory retirement age for directors. A director is not required to have any share qualification.

We have only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors. A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation. Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all of our directors. Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of our surplus assets after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by us. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Under the *Business Corporations Act* (British Columbia), the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a general meeting of shareholders, the notice of which is accompanied by an information circular describing the proposed action and its effect on the shareholders. Shareholders representing 10% of our common shares who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order us to purchase the shares of any shareholder at a price determined by the Court.

The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The Board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute. A shareholder or shareholders having in the aggregate 5% of our issued shares may requisition a meeting and the Board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted subject to the pleasure of the meeting.

Our memorandum and articles contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on our sharess. There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company.

There are no provisions in our notice of articles and articles that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

There is no provision in our articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level. Securities Acts, regulations and the policies and rules thereunder in the Provinces of Alberta and British Columbia, where we are a reporting company, require any person holding or having control of more than 10% of our issued shares to file insider returns disclosing such share holdings.

Material Contracts

We have entered into the following material contracts, which are currently in effect:

1. Option Agreement dated March 19, 2004 with Fayz Yacoub (attached to this Form 20-F as Exhibit 4.1) pursuant to which we were granted an option to earn an 85% interest in certain mineral claims located in Clinton, British Columbia.

2. Option agreement dated March 17, 2005 with Ellsworth Dickson, Glen Dickson, Paul Dickson and Rene Doyharcabal (attached to this Form 20-F as Exhibit 4.2) pursuant to which we were granted an option to earn an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in British Columbia,

3. Purchase agreement dated December 7, 2005 with Xen Stefanopoulos (attached to this Form 20-F as Exhibit 4.3) pursuant to which we acquired a 100% interest in the Zeus and Zeus #1 claim located in Lillooet B.C.

4. Option agreement dated February 7, 2006 with Allen Harvey and Francis La Roche (attached to this Form 20-F as Exhibit 4.4) pursuant to which we acquired an option to earn a 100% interest in 96 claims known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims, in the Skoonka Creek area of British Columbia.

5. Purchase agreement dated February 15, 2006 with Robert J. MacPherson (attached to this Form 20-F as Exhibit 4.5), pursuant to which we acquired a 100% interest in 40 claims, known as the Big Mac property, located in the Otish basin area in the east-central region of Quebec

6. Option agreement on November 8, 2005 with Emerald Isle Investments, Ltd. (attached to this Form 20-F as Exhibit 4.6) pursuant to which we were granted an option to acquire a 100% interest in the Locuist Property located in San Juan County, Utah.

7. Assignment agreement dated March 31, 2006 with Emerald Isle Investments, Ltd. (attached to this Form 20-F as Exhibit 4.7) pursuant to which we agreed to assume Emerald Isle's rights and obligations under an option agreement dated February 9, 2006, between Emerald Isle, as optionee, and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado), as optionors with respect to the Spider Rock Claims in Colorado.

8. Staking agreement dated May 29, 2006 with Steve Hodges (attached to this Form 20-F as Exhibit 4.8) pursuant to which we acquired by staking additional uranium claims known as the Dragon property, located in the State of Utah.

9. Assignment agreement dated March 27, 2006 with Emerald Isle Investments, Ltd. (attached to this Form 20-F as Exhibit 4.9) pursuant to which we agreed to assume Emerald Isle's rights and obligations under an option agreement dated February 21, 2006, between Emerald Isle and Fred Holley and Marty Holley, with respect to the Joseph Claims in Utah.

10. Agreement dated August 5, 2006 with David Javorsky and John McGoran (attached to this Form 20-F as Exhibit 4.10) pursuant to which we acquired a 100% interest in the Friday Creek Property, located in the Similkameen Mining District of British Columbia.

11. Agreement dated August 5, 2006 with Steve Laws (attached to this Form 20-F as Exhibit 4.11) pursuant to which we agreed to acquire a 100% interest in four mineral claims, located in the Similkameen Mining District of British Columbia.

12. Agreement dated August 5, 2006 with Pat Mullin (attached to this Form 20-F as Exhibit 4.12) pursuant to which we agreed to acquire a 100% interest in certain Princeton mineral claim, located in the Similkameen Mining District of British Columbia.

13. Agreement dated August 10, 2006 with Fred Holley and Marty Holley and Robert MacPherson (attached to this Form 20-F as Exhibit 4.13) pursuant to which we agreed to acquire a 100% interest in 95 mineral claims, as more particularly described as the 0_8 1 to 95 mineral claims, located in McKinley County, in the State of New Mexico.

14. Agreement dated September 22, 2006 with Fred Holley and Marty Holley (attached to this Form 20-F as Exhibit 4.14) pursuant to which we agreed to acquire a 100% interest in 31 former producing mineral claims, known as the Wild Steer claims, located in Wild Steer Canyon, Paradox Mining District, Montrose County, Colorado.

15. Agreement dated October 3, 2006 with each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files (attached to this Form 20-F as Exhibit 4.15) pursuant to which we agreed to acquire a 100% interest in 53 mineral claims, known as the Eula Belle project, located in Montrose County, in the Uravan uranium district of Colorado.

16. Agreement dated October 4, 2006 (attached to this Form 20-F as Exhibit 4.16) pursuant to which we agreed to engage the services of each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files to stake 250 mineral claims, known as the King project, located in Montrose County, in the Uravan uranium district of Colorado.

17. Agreement dated October 30, 2006 with Fred Holley and Marty Holley (attached to this Form 20-F as Exhibit 4.17) pursuant to which we agreed to acquire 100% interest in 81 claims known as the Tomcat claims in San Miguel, Colorado.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer's securities, except as discussed in Item 10, "*Taxation*" below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in our organizing documents on the right of foreigners to hold or vote our securities, except that the *Investment Canada Act* may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "*control*" by a "*non-Canadian*". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of an issuer. "*Non-Canadian*" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the *Income Tax Act* (Canada) (the "*Canadian Tax Act*"). This summary does not apply to a shareholder who carries on business in Canada through a "*permanent establishment*" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in Anglo-Canadian is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide, a detailed analysis of the income tax implications of any particular shareholder's interest. Investors are advised to obtain independent advice from a shareholder's own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the *Canada-United States Income Tax Convention* (1980), as amended (the "*Convention*").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25%t on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. We are responsible for withholding of tax at the source. The Convention limits the rate to 15% if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder, and to 5% if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or our stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to our shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "*taxable Canadian property*." Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)   the value of the shares is derived principally from "*real property*" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)   the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)   the shares formed part of the business property of a "*permanent establishment*" that the holder has or had in Canada within the 12 months preceding the disposition.

U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following is, in our opinion after consultation with our professional advisors, a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law including the *American Jobs Creation Act* of 2004 (the "*2004 Tax Act*"), signed into law on October 22, 2004. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see "*Taxation – Canadian Federal Income Tax Consequences*" above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the *Internal Revenue Code of 1986*, as amended (the "*Code*"), Treasury Regulations, published Internal Revenue Service ("*IRS*") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this Registration Statement, a "*U.S. Holder*" means a holder of our common shares who is a citizen or individual resident of the U.S., a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, an entity created or organized in or under the laws of the U.S. or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "*functional currency*" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions (See more detailed discussion at "*Foreign Tax Credit*" below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a "*foreign personal holding company*" or a "*passive foreign investment company*", as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction in limited situations provided by the 2004 Tax Act. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% (for 2004) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation (the "*2003 Tax Act*") generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. In addition, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum applicable U.S. federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, "*qualified dividend income*" received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met. For this purpose, "*qualified dividend income*" generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. (The Convention has been identified by the U.S. Treasury as a qualifying treaty). We currently anticipate that if we were to pay any dividends with respect to our shares and ADSs, they should constitute "*qualified dividend income*" for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute "*qualified dividend income*" and the effect of such status on the ability of a taxpayer to utilize any associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, you are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific categories of income such as "*passive income*," "*high withholding tax interest*," "*financial services income*," "*shipping income*," and certain other classifications of income. Dividends distributed by us will generally constitute "*passive income*" or, in the case of certain U.S. Holders, "*financial services income*" for these purposes. The 2004 Tax Act eliminates the 90% limitation on the use of foreign tax credits against the alternative minimum tax for years beginning after 2004. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the U.S. and 60% or more of our gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), we may be treated as a "_foreign personal holding company_." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income. We do not believe that we currently qualify as a foreign personal holding company. However, there can be no assurance that we will not be considered a foreign personal holding company for the current taxable year. The 2004 Tax Act repeals those rules after 2004. Each U.S. Holder should consult his own tax advisor about this change of law.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a "_foreign investment company_" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. We do not believe that we currently qualify as a foreign investment company. However, there can be no assurance that we will not be considered a foreign investment company for the current taxable year. The 2004 Tax Act repeals those rules after 2004. Each U.S. Holder should consult his own tax advisor about this change of law.

Passive Foreign Investment Company

U.S. income tax law contains rules governing "*passive foreign investment companies*" ("*PFIC*") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is "*passive income*," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "*passive income*" is 50% or more. We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended July 31, 2006.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned. This special tax would apply to any gain realized on the disposition of shares of a PFIC. In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income. The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder's holding period). However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("*QEF*") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "*mark-to-market election*"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder's adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed above) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the U.S., U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote ("*U.S. Shareholder*"), we would be treated as a controlled foreign corporation ("*CFC*") under Subpart F of the Code. This classification could affect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax. The U.S. generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC. This rule generally will be effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders. Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Our financial statements for each of the years ended July 31, 2006, July 31, 2005 and July 31, 2004 included in this Registration Statement have been audited by Smythe Ratcliffe LLP, Chartered Accountants, as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Documents on Display

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 1000, 595 Howe Street, Vancouver, British Columbia.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the *Securities Exchange Act of 1934* at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a small business issuer as defined in Rule 405 of the *Securities Act of 1933*, and Rule 12b-2 of the *Securities Exchange Act of 1934*, as amended, and therefore need not provide the information requested by this item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE ISSUER/AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

Audited Financial Statements

Auditors' Report dated October 31, 2006, except for note 12 which is as at December 1, 2006

Balance Sheet at July 31, 2006, July 31, 2005 and July 31, 2004

Statement of Operations and Deficit for the years ended July 31, 2006, July 31, 2005 and July 31, 2004

Statements of Cash Flows for the years ended July 31, 2006, July 31, 2005 and July 31, 2004

Notes to the Consolidated Financial Statements for the years ended July 31, 2006, July 31, 2005 and July 31, 2004

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

1.1   Certificate of Incorporation dated October 5, 1979.

1.2   Memorandum dated October 4th, 1979.

1.3   Certificate of Name Change from Guardian Resource Corporation to Guardian Communication Industries Inc. dated March 22, 1991.

1.4   Certificate of Name Change from Guardian Communication Industries Inc. to Guardian Enterprises Ltd. dated February 11, 1994.

1.5   Certificate of Name Change from Guardian Enterprises Ltd. to Interactive Enterprises Inc. dated December 6, 1999.

1.6   Certificate of Name Change from Interactive Enterprises Inc. to Interactive Exploration Inc. dated February 16, 2004.

1.7   Certificate of Name Change from Interactive Exploration Inc. to Anglo-Canadian Uranium Corp. dated August 22, 2005.

1.8   Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated April 16, 2004.

1.9   Notice of Alteration removing the Pre-Existing Company Provisions, increasing authorized share capital and adopting new form of Articles filed February 25, 2005.

1.10   New form of Articles dated February 25, 2005.

2.1   Specimen Common Share certificate.

4.1   Option Agreement dated March 19, 2004 with Fayz Yacoub.

4.2   Option agreement dated March 17, 2005 with Ellsworth Dickson, Glen Dickson, Paul Dickson and Rene Doyharcabal.

4.3   Purchase agreement dated December 7, 2005 with Xen Stefanopoulos.

4.4   Option agreement dated February 7, 2006 with Allen Harvey and Francis La Roche.

4.5   Purchase agreement dated February 15, 2006 with Robert J. MacPherson.

4.6   Option agreement on November 8, 2005 with Emerald Isle Investments, Ltd.

4.7   Assignment agreement dated March 31, 2006 with Emerald Isle Investments, Ltd.

4.8   Staking agreement dated May 29, 2006 with Steve Hodges.

4.9   Assignment agreement dated March 27, 2006 with Emerald Isle Investments, Ltd.

4.10   Agreement dated August 5, 2006 with David Javorsky and John McGoran

4.11   Agreement dated August 5, 2006 with Steve Laws.

4.12   Agreement dated August 5, 2006 with Pat Mullin.

4.13   Agreement dated August 10, 2006 with Fred Holley and Marty Holley and Robert MacPherson.

4.14   Agreement dated September 22, 2006 with Fred Holley and Marty Holley.

4.15   Agreement dated October 3, 2006 with each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files.

4.16   Agreement dated October 4, 2006 with each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files.

4.17   Agreement dated October 30, 2006 with Fred Holley and Marty Holley to acquire the Tomcat Claims.

10.1   Consent of Smythe Ratcliffe LLP, Chartered Accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANGLO-CANADIAN URANIMUM CORP.

	/s/ *Leonard J. Harris*
	By: **Leonard J. Harris**,
	President and CEO

Date: February 6, 2007

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)

Financial Statements
October 31, 2006

(Prepared by management without audit)

Anglo-Canadian Uranium Corp
1150 – 355 Burrard Street
Vancouver, B.C.
V6C 2G8

December 21, 2006

To the Shareholders of
Anglo-Canadian Uranium Corp.

The attached unaudited financial statements have been prepared without review by the auditors of Anglo-Canadian Uranium Corp.

Yours truly,

"Len Harris"

Len Harris
President

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Consolidated Balance Sheets (Prepared by management with out audit)

	Oct. 31, 2006	July 31, 2006
Assets		
Current		
Cash	$ 3,557,928	$ 919,635
Accounts receivable	25,959	20,502
Prepaid expenses	14,071	12,149
	3,597,958	952,286
Mineral Interests (notes 4 and 5)	1,989,558	1,142,631
Equipment (note 6)	13,294	6,949
	$ 5,600,810	$ 2,101,866
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 28,096	$ 27,366
Due to related party (note 7)	117,014	108,514
	145,110	135,880
Shareholders' Equity		
Capital Stock (note 8)	12,991,311	9,272,283
Contributed Surplus (note 8(f))	380,791	297,506
Share Subscriptions (note 8)	-	12,625
Deficit	(7,916,402)	(7,616,428)
	5,455,700	1,965,986
	$ 5,600,810	$ 2,101,866

Commitment (note 10)
Subsequent events (note 11)

Approved on behalf of the Board:

"Leonard Harris"   *"David Hudson"*
.... Director .... Director
Leonard Harris   David Hudson

See notes to consolidated financial statements.   2

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Consolidated Statements of Operations and Deficit
(Prepared by management with out audit)

	3 - Month Ended Oct. 31 2006	3 - Month Ended Oct. 31 2005
Expenses		
Stock-based compensation (note 8(d))	$ 162,757	$ 33,288
Consulting fees	22,216	3,594
Management fees (note 9)	25,500	21,000
Professional fees	36,914	2,499
Filing fees	27,841	7,032
Rent	9,078	17,960
Office and general	1,260	5,109
Travel	21,539	4,669
Marketing and communications	11,782	3,139
Telephone	1,248	1,814
Printing	404	-
Interest and bank charges, net	298	187
Transfer agent	3,559	3,000
Amortization	460	410
	324,856	103,701
Rent recovery	11,824	1,200
Property Expenditure	-	(1,058)
Foreign Exchange Loss	-	3,579
Interest Income	13,058	268
Net Loss for Period	(299,974)	(99,712)
Deficit, Beginning of Period	(7,616,428)	7,187,404
Deficit, End of Period	$ (7,916,402)	$ 7,287,16
Loss Per Share	$ (0.01)	$ (0.01)
Weighted Average Number of Common Shares Outstanding	28,842,007	13,645,985

See notes to consolidated financial statements.   3

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Consolidated Statements of Cash Flows
(Prepared by management with out audit)

	3 - Month Ended Oct. 31 2006	3 - Month Ended Oct. 31 2005
Operating Activities		
Net loss	$ (299,974)	$ (99,712)
Items not involving cash		
Amortization	460	410
Write-down of mineral interests		
Stock-based compensation	162,757	33,288
Future income tax recovery		
Operating Cash Flow	(136,757)	(66,014)
Changes in Non-Cash Working Capital		
Accounts receivable	(5,457)	7,087
Prepaid expenses	(1,922)	(10,506)
Accounts payable and accrued liabilities	730	(54,186)
	(6,649)	(57,605)
Cash Used in Operating Activities	(143,406)	(123,619)
Investing Activities		
Investment in and expenditures on mineral interests	(367,826)	(113,230)
Purchase of fixed assets	(6,805)	(1,000)
Cash Used in Investing Activities	(374,631)	(114,230)
Financing Activities		
Issuance of shares	3,160,455	339,990
Share subscriptions	(12,625)	-
Advances from (repayments to) related party	8,500	(27,218)
Cash Provided by Financing Activities	3,156,330	312,772
Inflow (Outflow) of Cash	2,638,293	74,923
Cash, Beginning of Year	919,635	36,687
Cash, End of Year	$ 3,557,928	$ 111,610

See notes to consolidated financial statements.   4

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Unaudited Consolidated Financial Statements
For the quarter ended October 31, 2006

1.   **NATURE OF OPERATIONS**

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of natural resource properties.

On August 22, 2005, the Company changed its name from Interactive Exploration Inc. to Anglo-Canadian Uranium Corp.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

(a)   **Basis of presentation**

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended July 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended July 31, 2006.

(b)   **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates

3.   **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and obligation to issue shares. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

4.   **REALIZATION OF ASSETS**

The Company's investments in and expenditures on mineral interests comprise a significant portion of the Company's assets. Realization of the Company's investments in and expenditures on these mineral interests is dependent on the attainment of successful commercial production or from the proceeds of their disposal.

The acquisition of title to mineral interests is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Unaudited Consolidated Financial Statements
For the quarter ended October 31, 2006

greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

5.   MINERAL INTERESTS

	Otish Mtn. Quebec	Lac Beinville Quebec	Charles Quebec	Stirrup BC	Kert Quebec	Lucky Boy BC	Locuist USA	Zeus BC	Durango Mexico	Big Mac Quebec
							-	-		
Balance July 31, 2005	$ 1	$ 1	$ 5,000	$ 63,064	$ 37,530	$ 24,000	-	-	$ 1	-
Acquisition costs	-	-	-	52,000	-	-	220,565	113,300	-	92,500
Assessment, renewal	-	-	-	-	-	6,000	-	-	-	-
Drilling	-	-	-	102,900	-	72,428	-	-	-	-
Field expenses	-	-	-	8,055	-	667	-	4,640	-	-
Geological consulting	-	-	-	5,425	6,905	44,146	-	-	-	-
Laboratory	-	-	-	-	-	7,208	-	-	-	-
Write-down of property costs	-	-	-	-	(44,435)	-	-	-	-	-
Balance, July 31, 2006	1	1	5,000	231,444	-	$ 154,449	220,565	117,940	1	92,500
Acquisition costs	-	-	-						-	
Assessment, renewal	-	-	-				2,513		-	
Bond	-	-	-	2,500					-	
Camp costs	-	-	-						-	
Drilling	-	-	-						-	
Field expenses	-	-	-					600	-	
Geological consulting	-	-	-						-	
Laboratory	-	-	-						-	
Write-down of property costs		(1)							-	
Total additions during the period	-	-	-	2,500	-	-	2,513		-	-
Balance, October 30, 2006	$ 1	$ -	$ 5,000	233,944	-	154,449	223,078	118,540	$ 1	92,500

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Unaudited Consolidated Financial Statements
For the quarter ended October 31, 2006

.

	Skoonka Creek B.C.	Spider Rock USA	O8 USA	Princeton BC	Wild Steer USA	Eula Belle King USA	Joseph USA	Total
Balance July 31, 2005	-	-	-	-	-	-	-	129,597
Acquisition costs	136,000	150,500	-	-	-	-	-	764,865
Assessment, renewal	-	-	-	-	-	-	-	6,000
Drilling	-	-	-	-	-	-	-	175,328
Field expenses	22,142	-	-	-	-	-	-	35,504
Geological consulting	9,616	-	-	-	-	-	-	66,092
Laboratory	2,473	-	-	-	-	-	-	9,681
Write-down of property costs	-	-	-	-	-	-	-	(44,436)
Balance, July 31, 2006	170,231	150,500	-	-	-	-	-	$1,142,631
Acquisition costs		45,200	169,920	55,500	81,400	191,600	144,802	688,422
Assessment, renewal	-	14,093	-		14,093		14,093	44,792
Bond	-	-	-					2,500
Camp costs	-	-	-					
Drilling	-	-	-	62,883				62,883
Field expenses	-	-	-	16,988				17,588
Geological consulting	5,722	-	-	20,056				25,778
Laboratory	798	-	-	4,166				4,964
Write-down of property costs	-	-	-					(1)
Total additions during the period	6,520	59,293	169,920	159,593	95,493	191,600	158,895	846,926
								-
								-
Balance, October 31, 2006	176,751	209,793	169,920	159,593	95,493	191,600	158,895	1,989,557

5. **MINERAL INTERESTS** (Continued)

(a) Otish Mountains, Quebec

These claims were purchased throughout the 2002 year-end as follows:

(i) Purchase of a 50% interest in 60 mineral claims situated in the Otish Mountains Region of Quebec for a total fee of $3,000 (paid). These claims are subject to a 2% net smelter return ("NSR") payable to the owner of the other 50% interest in the claims.

(ii) Purchase of a 100% interest in 53 mineral claims in the Otish Mountains Region upon completion of the following conditions:

(a) Payment of $5,300 due upon signing (paid);

(b) Payment of 25% of any cash received by the Company from a third party pursuant to any option agreement with the third party;

(c) Payment of one-third plus 10,000 of any shares received by the Company from the third party pursuant to any option agreement; and

(d) The agreement is subject to a 2% NSR, which can be purchased by the Company for a total of $1,000,000.

During fiscal 2005, the carrying value of the property was written down to $1.

(iii) Purchase of a 100% interest in 26 mineral claims in the Otish Mountains Region upon completion of the following conditions:

(a) Payment of $2,500 upon signing of the agreement (paid);

(b) $2,500 due 60 days after signing the agreement (paid);

(c) Issue 200,000 shares of the Company (issued); and

(d) The agreement is subject to a 2% NSR payable to the vendor.

During fiscal 2005, the carrying value of the property was written down to $1.

(b) Lac Beinville, Quebec

On December 3, 2003, the Company entered into an option agreement to acquire a 100% interest in 49 mineral claims situated in Lac Beinville, Quebec for the following:

(i) 100,000 shares of the Company at a deemed price of $0.20 (issued); and

(ii) 1% NSR royalty.

During fiscal 2005, the carrying value of the property was written down to $1. During the 2006 fiscal year, the Company abandoned the property with the carrying amount being written off.

.

(c)   Charles, Quabec

The Charles Property consists of 40 claims covering approximately 2,000 hectares in Quebec. The Company acquired its 100% interest in the property through staking.

(d)   Stirrup, British Columbia

On March 19, 2004, the Company entered into an option agreement to acquire an 85% interest in 13 contiguous mineral claims situated in the Clinton area in south-central British Columbia. The interest will be earned on completion of the following:

(i)   Cash payment of $10,000 (paid);

(ii)   Cash payment of $10,000 on March 22, 2005 (paid);

(iii)   Cash payment of $10,000 on March 22, 2006 (paid);

(iv)   Issuance of 300,000 shares of the Company as follows:

(a)   100,000 shares issued at a deemed price of $0.20 (issued);

(b)   100,000 shares on March 22, 2005 at a price of $0.20 (issued); and

(c)   100,000 shares on March 22, 2006 at a price of $0.42 (issued);

(v)   Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vi)   The Company completing a diamond drilling program on the claims in the amount of $100,000 on or before March 22, 2005. Due to the unavailability of a drill rig, the diamond drilling program completion date was extended to December 15, 2005 (completed); and

(vii)   The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

(e)   Durango, Mexico

The Company had a 28.675% interest in the Las Coloradas Joint Venture, which owns certain mineral exploration concessions located in Durango, Mexico as well as other mineral exploration concessions located in the surrounding area. No expenditures have been made on Las Coloradas Joint Venture since November 1997, hence the carrying value of the property was written down to $1 in 1999. During the year ended July 31, 2003, the Company issued 62,500 shares at a deemed price of $0.15 to increase its stake from 28.675% to 50%.

During fiscal 2005, the carrying value of the property was written down to $1.

.

(f)   Kert, Quebec

On December 29, 2004, the Company entered into an option agreement to acquire a 100% interest in 17 mineral claims situated in Quebec. The interest will be earned on completion of the following:

(i)   Cash payment of $15,000 upon execution of the agreement (paid);

(ii)   Cash payment of $15,000 on the first anniversary date (December 29, 2005);

(iii)   Cash payment of $15,000 on the second anniversary date (December 29, 2006);

(iv)   Cash payment of $15,000 on the third anniversary date (December 29, 2007);

(v)   Issuance of 600,000 shares of the Company as follows:

      (a)   150,000 shares issued at a deemed price of $0.15 (issued); and

      (b)   150,000 shares on each of the first, second and third anniversary dates of this agreement;

(vi)   Issuance of 600,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vii)   The Company completing an exploration program on the claims in the amount of $70,000 on or before December 29, 2005, $150,000 in year two and a further $200,000 in year three; and

(viii)   The Company will also pay a 2% NSR royalty of which 1% can be purchased back for $1,000,000.

During the 2006 fiscal year, the Company abandoned the property with the investment being written off.

(g)   Lucky Boy, British Columbia

On March 17, 2005, the Company entered into an option agreement to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south-central British Columbia.

The interest will be earned on completion of the following:

(i)   Cash payment of $10,000 upon execution of the agreement (paid);

(ii)   Issuance of 100,000 shares of the Company at a deemed price of $0.14 (issued);

(iii)   Issuance of 200,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

.

(iv)   The Company completing an exploration program on the claims in the amount of $80,000 by March 17, 2006 (completed);

(v)   The Company completing an exploration program on the claims in the amount of $120,000 on or before March 17, 2008;

(vi)   The Company will pay a 2% NSR royalty, which can be bought out for $1,000,000 per percentage point; and

(vii)   The 5% interest owned by the optionors can be bought out for $1,000,000.

(h)   Locuist, USA

On November 22, 2005, the Company received approval on an option agreement to acquire a 100% interest in the East Canyon Wash Property located in San Juan County, Utah. On October 5, 2006, the Company amended the original agreement dated November 22, 2005. The interest will be earned on completion of the following:

(i)   A payment of US $35,000 (paid) upon TSX Venture Exchange acceptance of the agreement;

(ii)   The issuance of a total of 600,000 common shares of the Company upon TSX Venture Exchange acceptance of the agreement at a price of $0.30 (issued); and

(iii)   The Company will pay a 2% NSR royalty, which can be bought out for $100,000 per percentage point to a maximum of $200,000.

(i)   Zeus, British Columbia

On December 22, 2005, the Company received approval on a purchase agreement to acquire a 100% interest in the Zeus and Zeus #1 claims located in Lillooet, BC.

Consideration is a cash payment of $15,000 (paid) and the issuance of 350,000 common shares of the Company at a price of $0.28 (issued). The claims are subject to a 2% NSR and can be bought out for $500,000 per 1% NSR.

(j)   Skoonka Creek, British Columbia

On February 20, 2006, the Company received approval from the TSX Venture Exchange to acquire an option to earn a 100% interest in 96 claims covering 1,942 hectares known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims in the Skoonka Creek area of British Columbia.

The terms of agreement are as follows:

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Unaudited Consolidated Financial Statements
For the quarter ended October 31, 2006

.

(i) $20,000 cash (paid) upon TSX Venture Exchange approval and 100,000 treasury shares at a price of $0.63 (issued);

(ii) $20,000 cash and 100,000 shares on the first anniversary date (February 20, 2007);

(iii) $30,000 cash and 200,000 shares on the second anniversary date (February 20, 2008);

(iv) $40,000 and 300,000 shares of the optionee three years from the approval date or at the election of the Company $300,000 instead of the 300,000 shares of the optionee; and

(v) an additional 400,000 shares or at the election of the Company $600,000 cash upon the Company receiving a positive feasibility study and payable within six months of start of production. Vendors to retain a 2% NSR royalty. The Company has an option to purchase each 1% of the NSR for $1,000,000 at any time.

On March 21, 2006, the Company acquired seven more claim blocks adjoining the existing claims at Skoonka Creek near Lytton, BC. The claims were acquired for an additional $15,000 in cash (paid) and 100,000 treasury shares (issued), and become part of the option agreement.

(k) Big Mac, Quebec

On February 22, 2006, the Company received, from the TSX Venture Exchange, acceptance for filing documentation in connection with a purchase agreement whereby the Company has acquired a 100% interest in 40 claims known as the Big Mac property located in the Otish basin area in the east-central region of Quebec. Consideration is $7,500 (paid) and 200,000 common shares at a price of $0.425 (issued).

(l) Spider Rock, USA

The TSX Venture Exchange has accepted for filing an assignment agreement, dated March 31, 2006, between the Company and Emerald Isle Investments, Ltd. ("Emerald Isle"), pursuant to which the Company has agreed to assume Emerald Isle's rights and obligations under an option agreement, dated February 9, 2006, between Emerald Isle as optionee and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado) as optionors. Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in the Spider Rock claims. The property comprises 4 mineral claims located in Dolores County and San Miguel County, Colorado. The property is an exploration-stage mineral resource property. In October 2006, the Company amended the original assignment agreement dated March 31, 2006.

The total consideration that must be paid by the Company pursuant to the agreement and the underlying agreement in order to earn a 100% interest in the property is as follows:

(i) a cash payment of US $25,000 (paid) to Emerald Isle to reimburse Emerald Isle for payments made to date under the underlying agreement;

(ii) a cash payment of US $17,500 (subsequently paid) to the optionors by October 27, 2006;

(iii) the issuance of 200,000 to Emerald Isle at a price of $0.49 (issued) and 50,000 to the optionors at a price of $0.49 (issued); and

.

(iv)   the issuance of 40,000 shares to the optionors by October 27, 2006 (subsequently issued).

(m)   Joseph, USA

The TSX Venture Exchange has accepted for filling an option agreement, dated March 27, 2006, to acquire a 100% interest in 106 claims in the Bull canyon region of Colorado, USA. Consideration is a cash payment of US $65,000 (subsequently paid) and the issuance of 300,000 common shares of the Company at a price of $0.24 (subsequently issued). An additional 300,000 common shares will be issued on the first anniversary date of the initial issuance. A 2% NSR royalty will be payable.

(n)   O8, USA

The Company received TSX Venture Exchange approval on the purchase of 95 uranium mineral claims situated in New Mexico, USA. In consideration, the Company has paid US $26,000 and issued 200,000 common shares of the Company. The claims are subject to a 2% NSR and the Company has the right, at any time, to purchase the NSR by paying $300,000 for each 1% NSR.

(o)   Princeton, British Columbia

The Company received TSX Venture Exchange approval on the three sales agreements to acquire a 100% interest in the Princeton claims located in the Similkameen Mining Division in British Columbia. In consideration, the Company has paid $15,000 and will pay an additional $15,000 on the first anniversary date. The Company has also issued 150,000 common shares and will issue an additional 150,000 common shares on the first anniversary date. The claims are subject to a 2% NSR and the Company has the right to purchase the NSR by paying $900,000 for each 1% NSR.

(p)   Wild Steer, USA

The Company received TSX Venture Exchange approval on an option to buy a 100% interest in 31 uranium claims in Colorado, USA. Consideration for the option by the Company is as follows:

(i)   US $20,000 and 100,000 common shares;

(ii)   US $20,000 and at the election of the optionee either US $100,000 or 100,000 common shares within one year of approval;

(iii)   US $40,000 and at the election of the optionee either US $200,000 or the issuance of 200,000 common shares within two years of approval; and

(iv)   The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

(q)   Eula Belle/King, USA

The Company received TSX Venture Exchange approval to acquire an option on 303 uranium and vanadium claims in Montrose County, Colorado, USA. In consideration, the 53-claim block known as the Eula Belle project is as follows:

(i)   US $20,000 and 100,000 common shares upon TSX Venture Exchange approval;

.

(ii)   US $20,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval; and

(iii)   The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

Also, in consideration of 250 claims known as the King project is as follows:

(i)   US $20,000 and 100,000 common shares upon TSX Venture Exchange approval;

(ii)   US $20,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval; and

(iii)   The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

(r)   Tomcat, USA

The Company has entered into an option agreement, subject to TSX Venture Exchange approval, to acquire a 100% interest in 81 mineral clams known as the Tomcat claims, located in San Miguel County, Colorado, USA. Consideration for the option by the Company is as follows:

(i)   US $15,000 and 60,000 common shares;

(ii)   US $15,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval;

(iii)   US $30,000 and at the election of the Company either US $140,000 or the issuance of 140,000 common shares within two years of approval; and

(iv)   The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

6.   EQUIPMENT

		2006				
		Cost		Accumulated Amortization		Net
Vehicle	$	5,200	$	-	$	5,200
Office furniture and equipment		29,530		25,003		4,527
Computer equipment		11,626		8,059		3,567
	$	46,356	$	33,062	$	13,294

7.   DUE TO RELATED PARTY

The amounts due to a shareholder and director do not bear interest, are unsecured and have no specified terms of repayment.

.

8.   **CAPITAL STOCK**

   (a)   Authorized
            Unlimited number of common shares without par value

   (b)   Issued

	Shares	**Amount**
Authorized – 100,000,000 common shares without par value		
Issued		
Balance, July 31, 2005	11,793,349	$ 7,012,363
Issued for cash:		
- private placement	7,251,998	1,545,599
- options	505,000	55,825
- warrants	1,647,500	329,626
Shares issued for mineral properties	1,700,000	628,500
Share for debt	312,500	31,250
Agents fee	35,000	-
Finders fee	-	(88,390)
Fair value of options exercised	-	47,510
Income tax effect of renunciation	-	(290,000)
Balance, July 31, 2006	23,245,347	9,272,283
Issued for cash:		
- private placement	6,699,998	3,065,999
- options	766,000	111,850
- warrants	1,323,833	299,783
Shares issued for mineral properties	890,000	479,100
Finders fee	-	(317,176)
Fair value of options exercised	-	79,472
Balance, October 31, 2006	32,925,178	12,991,311

   (c)   In September 2005, the Company issued 3,000,000 units at $0.10 per unit for total
            proceeds of $300,000. Each unit consists of one common share and one-half share
            purchase warrant with each whole warrant exercisable to acquire one additional common
            share at a price of $0.15 for one year. The hold period for the shares and warrants
            expires on January 14, 2006.

            In September 2005, the Company issued 312,500 shares at a deemed price of $0.10 per
            share in settlement of $31,250 of debt owed to a director of the Company.

            In December 2005, the Company issued 2,751,998 flow-through units at $0.30 per unit
            for total proceeds of $825,599. Each unit consists of one flow-through common share and
            one-half share purchase warrant with each whole warrant exercisable to acquire one
            additional common share at a price of $0.40 for one year and $0.50 in the second year.
            The Company paid a finder's fee of 200,000 share purchase warrants with the same
            terms.

            In February 2006, the Company issued 1,500,000 units at $0.28 per unit for total
            proceeds of $420,000. Each unit consists of one common share and one share purchase
            warrant with each warrant exercisable to acquire one additional common share at a price

.

of $0.40 in the first year and $0.50 during the second year. The Company paid an agents fee of 35,000 units.

In August 2006 the Company issued 4,999,998 units at $0.45 per unit. A total of 2,999,998 units are flow-through and the proceeds received were $1,349,999. Each unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. A total of 2,000,000 units are non-flow-through and the proceeds received were $900,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. The Company paid finders' fees of $202,500 in cash and issued finders' options exercisable at $0.45 per option to acquire up to 500,000 units as follows:

(i)   300,000 units, each unit consisting of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period; and

(ii)   200,000 units, each unit consisting of one common share and one share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period.

The Company issued1, 700,000 units at $0.48 for proceeds of $816,000 in two tranches as follows:

(i)   In September 2006, Tranche 1, the Company issued 800,000 units and proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder's fee of $30,720 was paid in cash and 80,000 compensation share purchase warrants were issued. Each whole warrant is exercisable at $0.60 for a two-year period.

(ii)   In October 2006, Tranche 2, the Company issued 900,000 units and proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder's fee of $17,268 was paid in cash.

As at July 31, 2006, $12,625 had been received for exercise of 47,500 share purchase warrants, and the shares were issued subsequent to the year-end.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Unaudited Consolidated Financial Statements
For the quarter ended October 31, 2006

8.   **CAPITAL STOCK** (Continued)

(d)   Stock options

At October 31, 2006, the following share purchase options were outstanding:

Exercise Price	Expiry Date	Outstanding July 31, 2005	Issued	Exercised	Cancelled /Expired	Outstanding October 31, 2006
$0.10	September 23, 2008	66,000	-	66,000	-	-
$0.24	March 2, 2009	60,000	-	-	-	60,000
$0.13	February 16, 2010	647,500	-	585,000	-	62,500
$0.16	March 15, 2010	50,000	-	25,000	-	25,000
$0.12	July 12, 2010	237,500	-	37,500	-	200,000
$0.37	November 1, 2010	350,000	-	-	-	350,000
$0.40	February 23, 2011	435,000	-	37,500	-	397,500
$0.58	March 23, 2011	200,000	-	15,000	-	185,000
$0.61	April 12, 2011	160,000	-	-	-	160,000
$0.38	August 2, 2011	-	300,000	-	-	300,000
$0.60	August 8, 2011	-	150,000	-	-	150,000
$0.67	August 22, 2011	-	325,000	-	-	325,000
$0.62	October 26, 2011	-	130,000	-	-	130,000
		2,206,000	905,000	766,000	-	2,345,000

For the period ended October 31, 2006, the Company applied the fair value method in accounting for its stock options granted, and accordingly, stock-based compensation expense of $162,757 (2005 - $33,288) was recognized as an expense.

The Company is authorized to issue 2,358,669 stock options. Within a one-year period, the number of shares issued cannot exceed a specified percentage of issued and outstanding shares for the following optionees:

(iii)   To any one optionee, 5%;

(iv)   To any insiders group, 20%;

(v)   To any consultant, an aggregate of 2%; and

(vi)   To any eligible person who undertakes investor relations activities, 2%.

Vesting of the options is 25% upon TSX Venture Exchange approval and 12.5% every quarter thereafter.

.

8.   CAPITAL STOCK (Continued)

   (e)   Warrants

        At October 31, 2006, the following warrants were outstanding:

Exercise Price	Expiry Date	Outstanding July 31, 2006	Issued	Exercised	Expired	Outstanding October 31 2006
$0.25/$0.30	Dec. 31, 2005/2006	243,333	-	93,333		150,000
$0.25/$0.30	April 8, 2006/2007	100,000	-	50,000		50,000
$0.15	September 6, 2006	1,007,500	-	857,500	150,000	-
$0.40/$0.50	Dec. 30, 2006/2007	1,375,999	-	53,500		1,322,499
$0.40/$0.50	Dec. 30, 2006/2007	200,000	-			200,000
$0.40/$0.50	Feb 15, 2007/2008	1,500,000	-	192,000		1,308,000
$0.55	August 29, 2008	-	499,998			499,998
$0.45	August 29, 2008	-	100,000			100,000
$0.55	August 29, 2008	-	50,000			50,000
$0.55	September 12, 2008	-	3,000,000			3,000,000
$0.45	September 12, 2008	-	200,000			200,000
$0.55	September 12, 2008	-	100,000			100,000
$0.45	September 12, 2008	-	200,000			200,000
$0.55	September 12, 2008	-	200,000			200,000
$0.60	September 11, 2008	-	700,000			700,000
$0.60	September 26, 2008	-	870,100			870,100
$0.60	September 11, 2006	-	80,000			80,000
		4,426,832	6,000,098	1,246,333	150,000	9,030,597

   (f) Contributed surplus

        Contributed surplus represents accumulated stock-based compensation expense,
        reduced by the fair value of the stock options exercised.

	October 31, 2006	July 31, 2006
Balance, beginning of year	$ 297,506	$ 114,624
Fair value of stock-based compensation	162,757	230,392
Fair value of stock options exercised	(79,472)	(47,510)
Balance, end of year	$ 380,791	$ 297,506

9.   RELATED PARTY TRANSACTIONS

   The Company had the following transactions with related parties:

   (a)   Consulting fees includes $25,500 (2005 - $21,000) charged by an officer and
          director, $3,452 (2005 - $1,998) charged by an officer of the Company and $19,889
          (2005 - $Nil) charged by a director for geological consulting; and

   (b)   During the period officers and directors exercised 557,500 options for proceeds of

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
Notes to Unaudited Consolidated Financial Statements
For the quarter ended October 31, 2006

.
$72,100 and 30,000 warrants foe proceeds of $4,500.

(c)   During the period a director participated in a private placement and was issued 10,000 units for proceeds of $4,800.

10.   COMMITMENT

The Company is committed to a two-year office lease expiring December 31, 2006. The minimum annual rent, excluding operating costs, is $23,430.

11.   SUBSEQUENT EVENTS

(a)   The Company, subject to TSX Venture Exchange approval, is undertaking a share-for-debt transaction to a director of the Company in the amount of $134,000 at a conversion price of $0.62 per share.

(b)   The Company, subject to TSX Venture Exchange approval, had entered into an option agreement to sell an undivided 50% interest in the Spider Rock property located in the Dolores and San Miguel counties of Colorado to Jourdan Resources Inc. ("Jourdan"). However Jourdan has withdrawn from the agreement and the Company will remain a 100 percent owner of the property. No reason was given to the Company concerning the withdrawal from the agreement.

(c)   The Company received TSX Venture Exchange approval on the acquisition of a 100% interest in 134 mineral claims, know as the Holly Claims, located on La Jara Mesa in Cibola County, New Mexico. Consideration for the agreement is as follows:

(i)   Payment of US $26,000 upon TSX Venture Exchange approval;
(ii)   The issuance of 200,000 issued shares of the Company upon TSX Venture Exchange approval; and
(iii)   The claims are subject to a 2% NSR royalty and the Company has the option to buy back each 1% for $300,000.

(d)   The Company received TSX Venture Exchange approval acquired 41 uranium/vanadium claims, known as the Gunslinger claims, located on Outlaw Mesa in Mesa County in Colorado. Consideration for the agreement is as follows:
(i)   Payment of US $20,000 upon TSX Venture Exchange approval
(ii)   Payment of US $7,000 in Bureau of Land Management fees
(iii)   The issuance of 60,000 shares of the Company upon TSX Venture Exchange approval
(iv)   The claims are subject to a 2% NSR royalty and the Company has the option to buy back each 1% for $300,000

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)

Consolidated Financial Statements
July 31, 2006 and 2005
(Expressed in Canadian dollars)

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

fax: 604.688.4675

telephone: 604.687.1231

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.) (An exploration stage company)

We have audited the consolidated balance sheets of Anglo-Canadian Uranium Corp. (formerly Interactive Exploration Inc.) (an exploration stage company) as at July 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 12 to these financial statements.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada
October 31, 2006, except for note 12
　　　　which is as at December 1, 2006

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Consolidated Balance Sheets
July 31
(Expressed in Canadian Dollars)

	2006	2005
Assets		
Current		
Cash	$ 919,635	$ 36,687
Accounts receivable	20,502	11,673
Prepaid expenses	12,149	4,485
	952,286	52,845
Mineral Interests (notes 4 and 5)	1,142,631	129,597
Equipment (note 6)	6,949	7,483
	$ 2,101,866	$ 189,925
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 27,366	$ 71,359
Due to related party (note 7)	108,514	178,983
	135,880	250,342
Shareholders' Equity		
Capital Stock (note 8)	9,272,283	7,012,363
Contributed Surplus (note 8(g))	297,506	114,624
Share Subscriptions (note 8)	12,625	-
Deficit	(7,616,428)	(7,187,404)
	1,965,986	(60,417)
	$ 2,101,866	$ 189,925

Commitment (note 11)
Subsequent events (note 13)

Approved on behalf of the Board:

"Leonard Harris"   *"David Hudson"*
........….................…......................... Director .... Director
Leonard Harris   David Hudson

See notes to consolidated financial statements.   2

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Consolidated Statements of Operations and Deficit
Years Ended July 31
(Expressed in Canadian Dollars)

	2006	2005
Expenses		
Stock-based compensation (note 8(d))	$ 230,392	$ 67,410
Consulting fees (note 9)	148,809	115,593
Professional fees	99,688	46,867
Filing fees	64,475	24,250
Rent	62,544	39,354
Office and general	25,818	11,554
Promotion and travel	25,590	19,458
Marketing and communications	22,924	22,011
Telephone	8,954	7,728
Printing	7,407	1,506
Interest and bank charges, net	1,209	824
Equipment lease	-	538
Rent recovery	(22,852)	(13,828)
Amortization	1,834	1,551
	(676,792)	(344,816)
Write-off of Mineral Interests (note 5)	(44,436)	(243,510)
Property Expenditure	(3,327)	-
Foreign Exchange Loss	(4,654)	-
Interest Income	10,185	-
Loss Before Income Tax	(719,024)	(588,326)
Future Income Tax Recovery	290,000	76,000
Net Loss for Year	(429,024)	(512,326)
Deficit, Beginning of Year	(7,187,404)	(6,675,078)
Deficit, End of Year	$ (7,616,428)	$ (7,187,404)
Loss Per Share	$ (0.02)	$ (0.05)
Weighted Average Number of Common Shares Outstanding	18,761,426	10,567,637

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Consolidated Statements of Cash Flows
Years Ended July 31
(Expressed in Canadian Dollars)

	2006	2005
Operating Activities		
Net loss	$ (429,024)	$ (512,326)
Items not involving cash		
Amortization	1,834	1,551
Write-down of mineral interests	44,436	243,510
Stock-based compensation	230,392	67,410
Future income tax recovery	(290,000)	(76,000)
Operating Cash Flow	(442,362)	(275,855)
Changes in Non-Cash Working Capital		
Accounts receivable	(8,829)	(6,239)
Prepaid expenses	(7,664)	(4,405)
Accounts payable and accrued liabilities	(43,993)	50,262
	(60,486)	39,618
Cash Used in Operating Activities	(502,848)	(236,237)
Investing Activities		
Investment in and expenditures on mineral interests	(428,970)	(125,230)
Purchase of furniture and equipment	(1,300)	-
Cash Used in Investing Activities	(430,270)	(125,230)
Financing Activities		
Issuance of shares	1,842,660	251,425
Share subscriptions	12,625	-
Advances from (repayments to) related party	(39,219)	44,670
Cash Provided by Financing Activities	1,816,066	296,095
Inflow (Outflow) of Cash	882,948	(65,372)
Cash, Beginning of Year	36,687	102,059
Cash, End of Year	$ 919,635	$ 36,687
Supplemental Cash Flow Information		
Shares issued for mineral interests	$ 628,500	$ 56,500
Shares issued for debt	$ 31,250	$ -
Fair value of stock options exercised	$ 47,510	$ 19,499

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

1. **NATURE OF OPERATIONS**

   The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of natural resource properties.

   On August 22, 2005, the Company changed its name from Interactive Exploration Inc. to Anglo-Canadian Uranium Corp.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   (a)   Principles of consolidation

   These consolidated financial statements include the accounts of Anglo-Canadian Uranium Corp. and its wholly-owned subsidiary, Anglo-Canadian Gold Corp. The subsidiary has been inactive during the fiscal year ended July 31, 2006. All inter-company balances and transactions have been eliminated.

   The Company's 50% interest in Las Coloradas Joint Venture, a Mexican company, is recorded at $1. The joint venture has no significant assets or liabilities to consolidate.

   (b)   Mineral interests

   The Company is in the exploration stage with respect to its investment in mineral interests, and accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral interests, net of all incidental revenues received. At such time as production commences, these costs will be charged to operations on the unit-of-production method based on estimated recoverable reserves. When there is impairment in value or little prospect of further work on a property being carried out by the Company, the costs of that property are charged to operations.

   (c)   Equipment

   Equipment is recorded at cost and amortized using the declining-balance method at the following annual rates:

   Office furniture and equipment   - 20%
   Computer equipment   - 30%

   Additions during the year are amortized at one-half the annual rates.

   (d)   Stock-based compensation

   The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

---

2.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

    (e)   Flow-through common shares

        The Company finances a portion of its exploration program with flow-through common share issuances. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financing are credited to capital stock. Recording these expenditures for accounting purposes gives rise to taxable temporary differences. On the date that the Company renounces flow-through expenditures to the investor and where the Company has sufficient available tax losses or pools of tax deductions, a portion of the Company's future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations.

    (f)   Foreign currency transactions

        Amounts recorded in foreign currency are translated into Canadian dollars as follows:

        (i)   Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

        (ii)   Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

        (iii)   Revenues and expenses (excluding amortization, which is translated at the same rates as the related assets), at the average rate of exchange for the year.

        Gains and losses arising from the translation of foreign currency are included in the determination of net loss for the year.

    (g)   Loss per share

        Loss per share computations are based on the weighted average number of common shares outstanding during the year. Common share equivalents consisting of warrants and options are not considered in the computation because their effect would be anti-dilutive.

    (h)   Use of estimates

        The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

2.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

    (i)   Asset retirement obligations

        The Company recognizes a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets. Such asset retirement costs are recognized at fair value when a reasonable estimate of fair value can be estimated in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to remeasurement at each reporting period. The estimates are based principally on legal and regulatory requirements.

        It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation, or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

        No liability has been recorded as the Company is in the development stage on its mineral interests, and accordingly, no environmental disturbances have occurred.

    (j)   Income taxes

        The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

3.   **FINANCIAL INSTRUMENTS**

    (a)   Fair value

        The carrying values of cash, accounts receivable, accounts payable and accrued liabilities, and due to related party approximate their fair values because of the short-term maturity of these financial instruments.

    (b)   Interest rate risk

        The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

3.   **FINANCIAL INSTRUMENTS** (Continued)

(c)   Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars. The Company does not use derivatives or other methods to manage the foreign currency risk.

(d)   Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash, which is placed with major financial institutions.

4.   **REALIZATION OF ASSETS**

The Company's investments in and expenditures on mineral interests comprise a significant portion of the Company's assets. Realization of the Company's investments in and expenditures on these mineral interests is dependent on the attainment of successful commercial production or from the proceeds of their disposal.

The acquisition of title to mineral interests is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

5.   MINERAL INTERESTS

	Otish Mtn. PQ	Lac Beinville PQ	Charles PQ	Shamrock BC	Stirrup BC	Kert PQ	Lucky Boy BC	Locuist USA	Zeus BC	Durango Mexico	Big Mac PQ	Skoonka Creek BC	Spider Rock USA	Total
Balance, July 31, 2004	$ 70,288	$ 25,506	$ -	$ 61,207	$ 25,000	$ -	$ -	$ -	$ -	$ 9,376	$ -	$ -	$ -	$ 191,377
Acquisition costs	-	-	5,000	-	35,000	37,530	24,000	-	-	-	-	-	-	101,530
Assessment, renewal	-	-	-	-	290	-	-	-	-	-	-	-	-	290
Bond	-	-	-	1,500	-	-	-	-	-	-	-	-	-	1,500
Camp costs	-	-	-	2,000	-	-	-	-	-	-	-	-	-	2,000
Drilling	-	-	-	42,580	-	-	-	-	-	-	-	-	-	42,580
Field expenses	-	-	-	13,467	700	-	-	-	-	-	-	-	-	14,167
Geological consulting	-	-	-	14,084	2,074	-	-	-	-	-	-	-	-	16,158
Laboratory	-	-	-	3,505	-	-	-	-	-	-	-	-	-	3,505
Write-down of property costs	(70,287)	(25,505)	-	(138,343)	-	-	-	-	-	(9,375)	-	-	-	(243,510)
Balance, July 31, 2005	1	1	5,000	-	63,064	37,530	24,000	-	-	1	-	-	-	129,597
Acquisition costs	-	-	-	-	52,000	-	-	220,565	113,300	-	92,500	136,000	150,500	764,865
Assessment, renewal	-	-	-	-	-	-	6,000	-	-	-	-	-	-	6,000
Drilling	-	-	-	-	102,900	-	72,428	-	-	-	-	-	-	175,328
Field expenses	-	-	-	-	8,055	-	667	-	4,640	-	-	22,142	-	35,504
Geological consulting	-	-	-	-	5,425	6,905	44,146	-	-	-	-	9,616	-	66,092
Laboratory	-	-	-	-	-	-	7,208	-	-	-	-	2,473	-	9,681
Write-down of property costs	-	(1)	-	-	-	(44,435)	-	-	-	-	-	-	-	(44,436)
Total additions during period	-	(1)	-	-	168,380	(37,530)	130,449	220,565	117,940	-	92,500	170,231	150,500	1,013,034
Balance, July 31, 2006	$ 1	$ -	$ 5,000	$ -	$ 231,444	$ -	$ 154,449	$ 220,565	$ 117,940	$ 1	$ 92,500	$ 170,231	$ 150,500	$ 1,142,631

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

5.   **MINERAL INTERESTS** (Continued)

(a)   Otish Mountains, Quebec

These claims were purchased throughout the 2002 year-end as follows:

(i)   Purchase of a 50% interest in 60 mineral claims situated in the Otish Mountains Region of Quebec for a total fee of $3,000 (paid). These claims are subject to a 2% net smelter return ("NSR") payable to the owner of the other 50% interest in the claims.

(ii)   Purchase of a 100% interest in 53 mineral claims in the Otish Mountains Region upon completion of the following conditions:

(a)   Payment of $5,300 due upon signing (paid);

(b)   Payment of 25% of any cash received by the Company from a third party pursuant to any option agreement with the third party;

(c)   Payment of one-third plus 10,000 of any shares received by the Company from the third party pursuant to any option agreement; and

(d)   The agreement is subject to a 2% NSR, which can be purchased by the Company for a total of $1,000,000.

During Fiscal 2005, the carrying value of the property was written down to $1.

(iii)   Purchase of a 100% interest in 26 mineral claims in the Otish Mountains Region upon completion of the following conditions:

(a)   Payment of $2,500 upon signing of the agreement (paid);

(b) $2,500 due 60 days after signing the agreement (paid);

(c)   Issue 200,000 shares of the Company (issued); and

(d)   The agreement is subject to a 2% NSR payable to the vendor.

During fiscal 2005, the carrying value of the property was written down to $1.

(b)   Lac Beinville, Quebec

On December 3, 2003, the Company entered into an option agreement to acquire a 100% interest in 49 mineral claims situated in Lac Beinville, Quebec for the following:

(i)   100,000 shares of the Company at a deemed price of $0.20 (issued); and

(ii)   1% NSR royalty.

During fiscal 2005, the carrying value of the property was written down to $1. During the 2006 fiscal year, the Company abandoned the property with the carrying amount being written off.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

5. **MINERAL INTERESTS** (Continued)

    (c)   Charles, Quabec

        The Charles Property consists of 40 claims covering approximately 2,000 hectares in Quebec. The Company acquired its 100% interest in the property through staking.

    (d)   Shamrock, British Columbia

        On November 27, 2003, the Company entered into an option agreement to acquire an 85% interest in 3 mineral claims situated in the Vancouver Mining Division of British Columbia. The interest will be earned on completion of the following:

        (i)   Cash payment of $10,000 (paid);

        (ii)   Cash payment of $10,000 on November 27, 2004;

        (iii)   Cash payment of $10,000 on November 27, 2005;

        (iv)   Issuance of 300,000 shares of the Company as follows:

                (a)   100,000 shares issued at a deemed price of $0.16 (issued);

                (b)   100,000 shares on November 28, 2004; and

                (c)   100,000 shares on November 28, 2005;

        (v)   Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the claims into commercial production; and

        (vi)   The Company completing an exploration program on the claims in the amount of $60,000 on or before November 27, 2004.

        (vii)   The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

        During the 2005 fiscal year, the Company abandoned the property with the investment being written off.

    (e)   Stirrup, British Columbia

        On March 19, 2004, the Company entered into an option agreement to acquire an 85% interest in 13 contiguous mineral claims situated in the Clinton area in south-central British Columbia. The interest will be earned on completion of the following:

        (i)   Cash payment of $10,000 (paid);

        (ii)   Cash payment of $10,000 on March 22, 2005 (paid);

        (iii)   Cash payment of $10,000 on March 22, 2006 (paid);

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

5.   **MINERAL INTERESTS** (Continued)

(e)   Stirrup, British Columbia (Continued)

(iv)   Issuance of 300,000 shares of the Company as follows:

(a)   100,000 shares issued at a deemed price of $0.20 (issued);

(b)   100,000 shares on March 22, 2005 at a price of $0.20 (issued); and

(c)   100,000 shares on March 22, 2006 at a price of $0.42 (issued);

(v)   Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vi)   The Company completing a diamond drilling program on the claims in the amount of $100,000 on or before March 22, 2005. Due to the unavailability of a drill rig, the diamond drilling program completion date was extended to December 15, 2005 (completed); and

(vii)   The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

(f)   Durango, Mexico

The Company had a 28.675% interest in the Las Coloradas Joint Venture, which owns certain mineral exploration concessions located in Durango, Mexico as well as other mineral exploration concessions located in the surrounding area. No expenditures have been made on Las Coloradas Joint Venture since November 1997, hence the carrying value of the property was written down to $1 in 1999. During the year ended July 31, 2003, the Company issued 62,500 shares at a deemed price of $0.15 to increase its stake from 28.675% to 50%.

During fiscal 2005, the carrying value of the property was written down to $1.

(g)   Kert, Quebec

On December 29, 2004, the Company entered into an option agreement to acquire a 100% interest in 17 mineral claims situated in Quebec. The interest will be earned on completion of the following:

(i)   Cash payment of $15,000 upon execution of the agreement (paid);

(ii)   Cash payment of $15,000 on the first anniversary date (December 29, 2005);

(iii)   Cash payment of $15,000 on the second anniversary date (December 29, 2006);

(iv)   Cash payment of $15,000 on the third anniversary date (December 29, 2007);

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

5.   **MINERAL INTERESTS** (Continued)

    (g)   Kert, Quebec (Continued)

        (v)   Issuance of 600,000 shares of the Company as follows:

            (a)   150,000 shares issued at a deemed price of $0.15 (issued); and

            (b)   150,000 shares on each of the first, second and third anniversary dates of this agreement;

        (vi)   Issuance of 600,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

        (vii)   The Company completing an exploration program on the claims in the amount of $70,000 on or before December 29, 2005, $150,000 in year two and a further $200,000 in year three; and

        (viii)   The Company will also pay a 2% NSR royalty of which 1% can be purchased back for $1,000,000.

    During the 2006 fiscal year, the Company abandoned the property with the investment being written off.

    (h)   Lucky Boy, British Columbia

    On March 17, 2005, the Company entered into an option agreement to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south-central British Columbia.

    The interest will be earned on completion of the following:

        (i)   Cash payment of $10,000 upon execution of the agreement (paid);

        (ii)   Issuance of 100,000 shares of the Company at a deemed price of $0.14 (issued);

        (iii)   Issuance of 200,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

        (iv)   The Company completing an exploration program on the claims in the amount of $80,000 by March 17, 2006 (completed);

        (v)   The Company completing an exploration program on the claims in the amount of $120,000 on or before March 17, 2008;

        (vi)   The Company will pay a 2% NSR royalty, which can be bought out for $1,000,000 per percentage point; and

        (vii)   The 5% interest owned by the optionors can be bought out for $1,000,000.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

5. **MINERAL INTERESTS** (Continued)

    (i)   Locuist, USA

On November 22, 2005, the Company received approval on an option agreement to acquire a 100% interest in the East Canyon Wash Property located in San Juan County, Utah. On October 5, 2006 the Company amended the original agreement dated November 22, 2005. The interest will be earned on completion of the following:

    (i)   A payment of US $35,000 (paid) upon TSX Venture Exchange acceptance of the agreement;

    (ii)   The issuance of a total of 600,000 common shares of the Company upon TSX Venture Exchange acceptance of the agreement at a price of $0.30 (issued);

    (iii)   The Company will pay a 2% NSR royalty, which can be bought out for $100,000 per percentage point to a maximum of $200,000.

    (j)   Zeus, British Columbia

On December 22, 2005, the Company received approval on a purchase agreement to acquire a 100% interest in the Zeus and Zeus #1 claims located in Lillooet, BC.

Consideration is a cash payment of $15,000 (paid) and the issuance of 350,000 common shares of the Company at a price of $0.28 (issued). The claims are subject to a 2% NSR and can be bought out for $500,000 per 1% NSR.

    (k)   Skoonka Creek, British Columbia

On February 20, 2006, the Company received approval from the TSX Venture Exchange to acquire an option to earn a 100% interest in 96 claims covering 1,942 hectares known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims in the Skoonka Creek area of British Columbia.

The terms of agreement are as follows:

    (i) $20,000 cash (paid) upon TSX Venture Exchange approval and 100,000 treasury shares at a price of $0.63 (issued);

    (ii) $20,000 cash and 100,000 shares on the first anniversary date (February 20, 2007);

    (iii) $30,000 cash and 200,000 shares on the second anniversary date (February 20, 2008);

    (iv) $40,000 and 300,000 shares of the optionee three years from the approval date or at the election of the Company $300,000 instead of the 300,000 shares of the optionee; and

    (v)   an additional 400,000 shares or at the election of the Company $600,000 cash upon the Company receiving a positive feasibility study and payable within six months of start of production. Vendors to retain a 2% NSR royalty. The Company has an option to purchase each 1% of the NSR for $1,000,000 at any time.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

5. **MINERAL INTERESTS** (Continued)

(k) Skoonka Creek, British Columbia (Continued)

On March 21, 2006, the Company acquired 7 more claim blocks adjoining the existing claims at Skoonka Creek near Lytton, BC. The claims were acquired for an additional $15,000 in cash (paid) and 100,000 treasury shares (issued), and become part of the option agreement.

(l) Big Mac, Quebec

On February 22, 2006, the Company received, from the TSX Venture Exchange, acceptance for filing documentation in connection with a purchase agreement whereby the Company has acquired a 100% interest in 40 claims known as the Big Mac property located in the Otish basin area in the east-central region of Quebec. Consideration is $7,500 (paid) and 200,000 common shares at a price of $0.425 (issued).

(m) Spider Rock, USA

The TSX Venture Exchange has accepted for filing an assignment agreement, dated March 31, 2006, between the Company and Emerald Isle Investments, Ltd. ("Emerald Isle"), pursuant to which the Company has agreed to assume Emerald Isle's rights and obligations under an option agreement, dated February 9, 2006, between Emerald Isle as optionee and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado) as optionors. Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in the Spider Rock claims. The property comprises 4 mineral claims located in Dolores County and San Miguel County, Colorado. The property is an exploration-stage mineral resource property. In October 2006, the Company amended the original assignment agreement dated March 31, 2006.

The total consideration that must be paid by the Company pursuant to the agreement and the underlying agreement in order to earn a 100% interest in the property is as follows:

(i) a cash payment of US $25,000 (paid) to Emerald Isle to reimburse Emerald Isle for payments made to date under the underlying agreement;

(ii) a cash payment of US $17,500 (subsequently paid) to the optionors by October 27, 2006;

(iii) the issuance of 200,000 to Emerald Isle at a price of $0.49 (issued) and 50,000 to the optionors at a price of $0.49 (issued); and

(iv) the issuance of 40,000 shares to the optionors by October 27, 2006 (subsequently issued).

(n) Joseph, USA

The TSX Venture Exchange has accepted for filling an option agreement, dated March 27, 2006, to acquire a 100% interest in 106 claims in the Bull canyon region of Colorado, USA. Consideration is a cash payment of US $65,000 (subsequently paid) and the issuance of 300,000 common shares of the Company at a price of $0.24 (subsequently issued). An additional 300,000 common shares will be issued on the first anniversary date of the initial issuance. A 2% NSR royalty will be payable.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

6. **EQUIPMENT**

	2006		
		Accumulated	
	Cost	Amortization	Net
Office furniture and equipment	$ 29,530	$ 24,704	$ 4,826
Computer equipment	10,021	7,898	2,123
	$ 39,551	$ 32,602	$ 6,949

	2005		
		Accumulated	
	Cost	Amortization	Net
Office furniture and equipment	$ 29,530	$ 23,499	$ 6,031
Computer equipment	8,721	7,269	1,452
	$ 38,251	$ 30,768	$ 7,483

7. **DUE TO RELATED PARTY**

The amounts due to a shareholder and director do not bear interest, are unsecured and have no specified terms of repayment.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

8.   **CAPITAL STOCK**

   (a)   Authorized
            Unlimited number of common shares without par value

   (b)   Issued

	2006		2005	
	Shares	Amount	Shares	Amount
Balance, beginning of year	11,793,349	$ 7,012,363	9,501,682	$ 6,760,939
Issued during year				
For cash				
Private placement (note 9(c))	7,251,998	1,545,599	1,696,667	234,500
Exercise of warrants	1,647,500	329,626	-	-
Exercise of options	505,000	55,825	245,000	24,500
For investment in				
mineral claims (note 6)	1,700,000	628,500	350,000	56,500
For settlement of debt				
(note 10(b))	312,500	31,250	-	-
Agent fee	35,000	-	-	-
Finders fee paid on private				
placements	-	(88,390)	-	(7,575)
Fair value of options exercised	-	47,510	-	19,499
Income tax effect of renunciation	-	(290,000)	-	(76,000)
Balance, end of year	23,245,347	$ 9,272,283	11,793,349	$ 7,012,363

   (c)   In November 2004, the Company issued 300,000 flow-through units at $0.15 per unit for proceeds of $45,000. Each unit consists of one flow-through common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.25 per share to January 5, 2006 and $0.30 per share to January 5, 2007.

   In December 2004, the Company issued 396,667 flow-through units at $0.15 per unit for proceeds of $59,500. Each unit consists of one flow-through common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.25 per share to January 5, 2006 and $0.30 per share to January 5, 2007.

   In April 2005, the Company issued 200,000 flow-through units and 800,000 units at $0.13 per unit for proceeds of $130,000. Each unit consists of one flow-through common share and one share purchase warrant with each warrant exercisable to acquire one additional common share at a price of $0.25 per share on the flow-through units and $0.20 per share on the units to April 7, 2006 and $0.30 per share to April 7, 2007.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

8.   **CAPITAL STOCK** (Continued)

(c)   (Continued)

In September 2005, the Company issued 3,000,000 units at $0.10 per unit for total proceeds of $300,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.15 for one year. The hold period for the shares and warrants expires on January 14, 2006.

In September 2005, the Company issued 312,500 shares at a deemed price of $0.10 per share in settlement of $31,250 of debt owed to a director of the Company.

In December 2005, the Company issued 2,751,998 flow-through units at $0.30 per unit for total proceeds of $825,599. Each unit consists of one flow-through common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.40 for one year and $0.50 in the second year. The Company paid a finder's fee of 200,000 share purchase warrants with the same terms.

In February 2006, the Company issued 1,500,000 units at $0.28 per unit for total proceeds of $420,000. Each unit consists of one common share and one share purchase warrant with each warrant exercisable to acquire one additional common share at a price of $0.40 in the first year and $0.50 during the second year. The Company paid an agents fee of 35,000 units.

As at July 31, 2006, $12,625 had been received for exercise of 47,500 share purchase warrants, and the shares were issued subsequent to the year-end.

(d)   Stock options

The following summarizes the Company's stock option activity for the years ended July 31, 2006 and 2005:

	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,676,000	$ 0.11	896,000	$ 0.11
Granted	1,370,000	$ 0.44	1,225,000	$ 0.13
Exercised	(505,000)	$ 0.11	(245,000)	$ 0.10
Cancelled	(335,000)	$ 0.21	(200,000)	$ 0.24
Outstanding, end of year	2,206,000	$ 0.30	1,676,000	$ 0.11

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

8.   CAPITAL STOCK (Continued)

(d)   Stock options (Continued)

At July 31, 2006, 1,365,375 (2005 - 874,750) share purchase options were fully vested, and the following share purchase options were outstanding:

Expiry Date	Exercise Price	2006	2005
September 23, 2008	$ 0.10	66,000	391,000
March 2, 2009	$ 0.24	60,000	60,000
February 16, 2010	$ 0.13	647,500	700,000
March 15, 2010	$ 0.16	50,000	250,000
July 12, 2010	$ 0.12	237,500	275,000
November 1, 2010	$ 0.37	350,000	-
February 23, 2011	$ 0.40	435,000	-
March 23, 2011	$ 0.58	200,000	-
April 12, 2011	$ 0.61	160,000	-
		2,206,000	1,676,000

For the year ended July 31, 2006, the Company applied the fair value method in accounting for its stock options granted, and accordingly, stock-based compensation expense of $230,392 (2005 - $67,410) was recognized as consulting and salaries expense.

The Company is authorized to issue 2,358,669 stock options. Within a one-year period, the number of shares issued cannot exceed a specified percentage of issued and outstanding shares for the following optionees:

(i)   To any one optionee, 5%;

(ii)   To any insiders group, 20%;

(iii) To any consultant, an aggregate of 2%; and

(iv) To any eligible person who undertakes investor relations activities, 2%.

Vesting of the options is 25% upon TSX Venture Exchange approval and 12.5% every quarter thereafter.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

8.   CAPITAL STOCK (Continued)

(d)   Stock options (Continued)

The fair value method applies the Black-Scholes option pricing model, using the following weighted average assumptions:

	2006	**2005**
Expected life (years)	5	5
Interest rate	3.99%	2.94%
Volatility	106.00%	105.00%
Dividend yield	0.00%	0.00%

(e)   Warrants

At July 31, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Shares 2006	2005
December 17, 2004 / 2005	$ 0.30 / $ 0.40	-	125,000
July 27, 2005 / 2006	$ 0.25 / $ 0.30	-	500,000
December 31, 2005 / 2006	$ 0.25 / $ 0.30	243,333	348,333
April 8, 2006 / 2007	$ 0.20 / $ 0.30	-	800,000
April 8, 2006 / 2007	$ 0.25 / $ 0.30	100,000	200,000
September 6, 2006	$ 0.15	1,007,500	-
December 30, 2006 / 2007	$ 0.40 / $ 0.50	1,375,999	-
December 30, 2006 / 2007	$ 0.40 / $ 0.50	200,000	-
February 15, 2007 / 2008	$ 0.40 / $ 0.50	1,535,000	-

(f)   Flow-through shares

Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock. Once incurred, these expenditures are included in mineral properties, but are not available as a tax deduction to the Company as the tax expenditures have been renounced to the investors.

A total of $825,599 (2005 - $130,500) of the fiscal 2006 private placements were by way of flow-through common share issuances.

The Company renounced $1,125,477 of qualifying Canadian Exploration Expenses as described in the *Income Tax Act*, Canada. To July 31, 2006, the Company had incurred approximately $400,052 of qualifying expenditures and has a commitment to incur an additional $725,425 of qualifying expenditures.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

8.   **CAPITAL STOCK** (Continued)

(g)   Contributed surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

	2006		**2005**
Balance, beginning of year	$	114,624	$	66,713
Fair value of stock-based compensation		230,392		67,410
Fair value of stock options exercised		(47,510)		(19,499)
Balance, end of year	$	297,506	$	114,624

9.   **RELATED PARTY TRANSACTIONS**

The Company had the following transactions with related parties:

(a)   Consulting fees includes $91,500 (2005 - $84,000) paid or payable to an officer and director, consulting fees of $7,980 (2005 - $10,954) to an officer of the Company and $16,300 (2005 - $Nil) to a director for geological consulting; and

(b)   During the year, the Company issued 312,500 shares to an officer and director for settlement of debt. The debt was $31,250 and was converted at $0.10 per share. The Company also paid $45,000 for amounts owed to an officer and director of the Company.

10.   **INCOME TAX LOSSES**

The Company has available approximate non-capital losses of $1,615,000 that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2007	$ 130,000
2008	151,000
2009	198,000
2010	168,000
2014	229,000
2015	276,000
2026	463,000
	$ 1,615,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

10.   INCOME TAX LOSSES (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2006	2005
Income tax benefit computed at Canadian statutory rates	$ 245,331	$ 182,491
Temporary differences not recognized in year	(8,722)	(87,291)
Permanent differences in stock-based compensation	(78,610)	(24,011)
Unrecognized tax losses	(447,999)	(147,189)
	$ (290,000)	$ (76,000)

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005
Future income tax assets		
Temporary differences in assets	$ 237,546	$ 337,839
Net losses carried forward	551,234	441,046
	788,780	778,885
Valuation allowance for future income tax assets	(788,780)	(778,885)
Future income tax assets, net	$ -	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

11.   COMMITMENT

The Company is committed to a two-year office lease expiring December 31, 2006. The minimum annual rent, excluding operating costs, is $23,430.

12.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)   Recent US accounting pronouncements

(i)   In March 2005, Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 47 ("FIN 47"), *"Accounting for Conditional Asset Retirement Obligations"*. FIN 47 clarifies that the term "Conditional Asset Retirement Obligation" as used in FASB Statement No. 143, *"Accounting for Asset Retirement Obligations"*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

   (a) Recent US accounting pronouncements (Continued)

   (i) (Continued)

   ending after December 15, 2005. Management does not believe the adoption of FIN 47 will have a material affect on the Company's financial position, results of operations or cash flows.

   (ii) In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections"* ("SFAS No. 154"), which replaced Accounting Principles Board ("APB") Opinion No. 20, *"Accounting Changes"*, and SFAS No. 3, *"Reporting Accounting Changes in Interim Financial Statements"*. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles. It requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of the Company's operations will depend on future accounting pronouncements or changes in accounting principles.

   (iii) FIN 46(R), *"Consolidation of Variable Interest Entities"*, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company's financial statements.

   (iv) In 2004, FASB issued a revision of FASB Statement No. 123, *"Accounting for Stock-Based Compensation"*. This statement supersedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options using the fair value method, under Canadian GAAP.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b) The Company's accounting policies do not materially differ from accounting policies generally accepted in the United States ("US GAAP") except as follows:

- Under Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized (note 2(b)). Under US GAAP, all exploration and development expenditures are charged to expenses when incurred.

- Future income taxes related to flow-through shares for renunciation of qualified resource expenditures are treated as a cost of issuing those securities under Canadian GAAP. Under US GAAP, these costs are included in the future tax provision.

Reconciliation of total assets, liabilities and shareholders' equity at July 31 is as follows:

	2006	2005
Total assets for Canadian GAAP	$ 2,101,866	$ 189,925
Adjustments to US GAAP		
Capitalized mineral expenditures	(1,142,631)	(129,597)
Total assets for US GAAP	$ 959,235	$ 60,328
Total liabilities for Canadian and US GAAP	$ 135,880	$ 250,342
Capital stock for Canadian GAAP	9,272,283	7,012,363
Adjustments to US GAAP		
Income tax effect of renunciation	366,000	76,000
Capital stock for US GAAP	9,638,283	7,088,363
Contributed surplus for Canadian and US GAAP	297,506	114,624
Share subscriptions for Canadian and US GAAP	12,625	-
Total deficit for Canadian GAAP	(7,616,428)	(7,187,404)
Adjustments to US GAAP		
Exploration adjustments	(1,142,631)	(129,597)
Future income tax recovery	(366,000)	(76,000)
Total deficit for US GAAP	(9,125,059)	(7,393,001)
Total liabilities and shareholders' equity for US GAAP	$ 959,235	$ 60,328

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

12. **DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES** (Continued)

(c) Reconciliation of loss and opening deficit reported in accordance with Canadian GAAP and US GAAP for the years ended July 31 is as follows:

	2006	2005
Net loss per Canadian GAAP	$ (429,024)	$ (512,326)
Adjustments increasing net loss		
Exploration and development expenditures for year	(1,013,034)	61,780
Future income tax recovery	(290,000)	(76,000)
Net loss per US GAAP	$ (1,732,058)	$ (526,546)
Net loss per common share for Canadian GAAP	$ (0.02)	$ (0.05)
Net loss per common share for US GAAP	$ (0.09)	$ (0.05)
Deficit per Canadian GAAP, beginning of year	$ (7,187,404)	$ (6,675,078)
Adjustments to opening deficit		
Exploration and development expenditures for year	(129,597)	(191,377)
Future income tax recovery	(76,000)	-
Deficit per US GAAP, beginning of year	$ (7,393,001)	$ (6,866,455)

(d) Reconciliation of comprehensive loss reported in accordance with US GAAP for the years ended July 31 is as follows:

	2006	2005
Net loss per US GAAP	$ (1,732,058)	$ (526,546)
Other comprehensive income	-	-
Comprehensive loss per US GAAP	$ (1,732,058)	$ (526,546)

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

12.   DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(e)   Reconciliation of cash flow in accordance with Canadian GAAP and US GAAP for the years ended July 31 is as follows:

		2006		2005
Net cash used in operating activities of continuing				
operations in accordance with Canadian GAAP	$	(502,848)	$	(236,237)
Adjustments to net loss involving use of cash		(428,970)		(125,230)
	$	(931,818)	$	(361,467)
Net cash used in operating activities of continuing				
operations in accordance with Canadian GAAP	$	(430,270)	$	(125,230)
Reclassification of capitalized resource property costs		428,970		125,230
Net cash provided by (used in) investing activities				
of continuing operations in accordance with				
US GAAP	$	(1,300)	$	-
Net cash provided by financing activities of				
continuing operations in accordance with Canadian				
and US GAAP	$	1,816,066	$	296,095
Net increase (decrease) in cash in accordance with				
Canadian and US GAAP	$	882,948	$	(65,372)
Cash, beginning of year in accordance with				
Canadian and US GAAP		36,687		102,059
Cash, end of year in accordance with Canadian				
and US GAAP	$	919,635	$	36,687

13.   SUBSEQUENT EVENTS

(a)   The Company received TSX Venture Exchange approval on the purchase of 95 uranium mineral claims situated in New Mexico, USA. In consideration, the Company has paid US $26,000 and issued 200,000 common shares of the Company. The claims are subject to a 2% NSR and the Company has the right, at any time, to purchase the NSR by paying $300,000 for each 1% NSR.

(b)   The Company received TSX Venture Exchange approval on the three sales agreements to acquire a 100% interest in the Princeton claims located in the Similkameen Mining Division in British Columbia. In consideration, the Company has paid $15,000 and will pay an additional $15,000 on the first anniversary date. The Company has also issued 150,000 common shares and will issue an additional 150,000 common shares on the first anniversary date. The claims are subject to a 2% NSR and the Company has the right to purchase the NSR by paying $900,000 for each 1% NSR.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

13.   SUBSEQUENT EVENTS (Continued)

(c)   The Company received TSX Venture Exchange approval on an option to buy a 100% interest in 31 uranium claims in Colorado, USA. Consideration for the option by the Company is as follows:

    (i)   US $20,000 and 100,000 common shares;

    (ii)   US $20,000 and at the election of the optionee either US $100,000 or 100,000 common shares within one year of approval;

    (iii)   US $40,000 and at the election of the optionee either US $200,000 or the issuance of 200,000 common shares within two years of approval; and

    (iv)   The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

(d)   The Company received TSX Venture Exchange approval to acquire an option on 303 uranium and vanadium claims in Montrose County, Colorado, USA. In consideration, the 53-claim block known as the Eula Belle project is as follows:

    (i)   US $20,000 and 100,000 common shares upon TSX Venture Exchange approval;

    (ii)   US $20,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval; and

    (iii)   The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

Also, in consideration of 250 claims known as the King project is as follows:

    (i)   US $20,000 and 100,000 common shares upon TSX Venture Exchange approval;

    (ii)   US $20,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval; and

    (iii)   The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

(e)   The Company has entered into an option agreement, subject to TSX Venture Exchange approval, to acquire a 100% interest in 81 mineral clams known as the Tomcat claims, located in San Miguel County, Colorado, USA. Consideration for the option by the Company is as follows:

    (i)   US $15,000 and 60,000 common shares;

    (ii)   US $15,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval;

    (iii)   US $30,000 and at the election of the Company either US $140,000 or the issuance of 140,000 common shares within two years of approval; and

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

13.   **SUBSEQUENT EVENTS** (Continued)

(e)   (Continued)

(iv)   The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

(f)   The Company reset option prices from $0.58 and $0.61 for 200,000 options to $0.38. The Company issued 300,000 options at $0.38 to an officer and director. The Company issued 150,000 options at $0.60 to a consultant of the Company.

The Company issued 325,000 options at $0.67 to directors and consultants of the Company. The Company issued 130,000 options at $0.62 to consultants of the Company.

(g)   The Company closed a private placement of 4,999,998 units at $0.45 per unit. A total of 2,999,998 units are flow-through and the proceeds received were $1,349,999. Each unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. A total of 2,000,000 units are non-flow-through and the proceeds received were $900,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. The Company paid finders' fees of $202,500 in cash and issued finders' options exercisable at $0.45 per option to acquire up to 500,000 units as follows:

(i)   300,000 units, each unit consisting of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period.

(ii)   200,000 units, each unit consisting of one common share and one share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period.

(h)   The Company closed a private placement of 1,700,000 units at $0.48 for proceeds of $816,000 in two tranches as follows.

Tranche 1 was for 800,000 units and proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder's fee of $30,720 was paid in cash and 80,000 compensation share purchase warrants were issued. Each whole warrant is exercisable at $0.60 for a two-year period.

Tranche 2 was for 900,000 units and proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder's fee of $17,268 was paid in cash.

ANGLO-CANADIAN URANIUM CORP.
(formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Consolidated Financial Statements
Years Ended July 31, 2006 and 2005
(Expressed in Canadian Dollars)

13.   SUBSEQUENT EVENTS (Continued)

(i)   The Company has had 1,323,833 warrants exercised for proceeds of $299,783 and 766,000 options exercised for proceeds of $111,850.

(j)   The Company, subject to TSX Venture Exchange approval, is undertaking a share-for-debt transaction to a director of the Company in the amount of $134,000 at a conversion price of $0.62 per share.

(k)   The Company, subject to TSX Venture Exchange approval, has entered into an option agreement to sell an undivided 50% interest in the Spider Rock property located in the Delores and San Miguel counties of Colorado to Jourdan Resources Inc. ("Jourdan"). In consideration the Company will receive a cash payment of $200,000 and 1,000,000 common shares of Jourdan, and upon the execution of a formal agreement, Jourdan will earn an undivided 20% interesting in the project. Of the 1,000,000 common shares, 300,000 will be due upon TSX Venture Exchange approval, 300,000 and 400,000 will be due by the 1st and 2nd anniversary dates, respectively. Jourdan has agreed to incur exploration expenditures totaling $2,000,000 on the property over a three year period, of which $250,000 will be spent in the first year, $500,000 in the second and $1,250,000 in the final year of the option in order to earn the remaining 30% interest. This transaction is subject to satisfactory due diligence by Joudan, including confirmation by the Company of titles of property, final board approval for both parties and execution of a formal agreement within 60 days, following the execution of the letter agreement.

(l)   The Company, subject to TSX Venture Exchange approval, has acquired a 100% interest in 134 mineral claims, know as the Holly Claims, located on La Jara Mesa in Cibola county New Mexico. Consideration for the agreement is as follows:

(i)   Payment of US $26,000 upon TSX Venture Exchange approval;

(ii)   The issuance of 200,000 shares of the Company upon TSX Venture Exchange approval; and

(iii)   The claims are subject to a 2% NSR royalty and the Company has the option to buy back each 1% for $300,000.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)

Financial Statements
July 31, 2005 and 2004
(Expressed in Canadian dollars)

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8



fax: 604.688.4675

telephone: 604.687.1231

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.) (An exploration stage company)

We have audited the balance sheets of Anglo-Canadian Uranium Corp. (formerly Interactive Exploration Inc.) (an exploration stage company) as at July 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 13 to these financial statements.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada
November 14, 2005, except for note 13
        which is as at December 1, 2006

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going-concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated November 14, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada
December 1, 2006

Smythe Ratcliffe LLP, a British Columbia limited liability partnership, is a member of PKF North American Network and PKF International, associations of legally independent firms.

A Member of **PKF** International

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Balance Sheets (note 2)
July 31
(Expressed in Canadian Dollars)

		2005		2004
Assets				
Current				
Cash	$	36,687	$	102,059
Accounts receivable		11,673		5,434
Prepaid expenses		4,485		80
		52,845		107,573
Mineral Properties (notes 5 and 6)		129,597		191,377
Property and Equipment (note 7)		7,483		9,034
	$	189,925	$	307,984
Liabilities				
Current				
Accounts payable and accrued liabilities	$	71,359	$	21,097
Due to related party (note 8)		178,983		134,313
		250,342		155,410
Shareholders' Equity				
Capital Stock (note 9)		7,012,363		6,760,939
Contributed Surplus		114,624		66,713
Deficit		(7,187,404)		(6,675,078)
		(60,417)		152,574
	$	189,925	$	307,984

Commitment (note 12)
Subsequent events (note 14)

Approved on behalf of the Board:

"Leonard Harris"   *"Robert Card"*
.........….. Director .... Director
Leonard Harris   Robert Card

See notes to financial statements.   2

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Statements of Operations and Deficit
Years Ended July 31
(Expressed in Canadian Dollars)

	2005	2004
Expenses		
Consulting fees (note 10)	$ 115,593	$ 104,317
Stock-based compensation (note 9(d))	67,410	53,095
Professional fees	46,867	38,155
Rent	39,354	35,614
Filing fees	24,250	27,934
Marketing and communications	22,011	11,764
Promotion and travel	19,458	8,567
Office and general	11,554	8,405
Telephone	7,728	8,799
Printing	1,506	1,698
Interest and bank charges, net	824	138
Equipment lease	538	1,262
Rent recovery	(13,828)	(3,250)
Amortization	1,551	2,195
	(344,816)	(298,693)
Write-off of Mineral Properties (note 6)	(243,510)	(8,450)
Property Expenditure Rebate	-	7,761
Expense Recovery	-	13,926
Loss Before Income Tax	(588,326)	(285,456)
Future Income Tax Recovery	76,000	-
Net Loss for Year	(512,326)	(285,456)
Deficit, Beginning of Year	(6,675,078)	(6,389,622)
Deficit, End of Year	$ (7,187,404)	$ (6,675,078)
Loss Per Share	$ (0.05)	$ (0.04)
Weighted Average Number of Common Shares Outstanding	10,567,637	7,140,267

See notes to financial statements. 3

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Statements of Cash Flows
Years Ended July 31
(Expressed in Canadian Dollars)

	2005	2004
Operating Activities		
Net loss	$ (512,326)	$ (285,456)
Items not involving cash		
Amortization	1,551	2,195
Write-down of mineral properties	243,510	8,450
Stock-based compensation	67,410	53,095
Future income tax recovery	(76,000)	-
Operating Cash Flow	(275,855)	(221,716)
Changes in Non-Cash Working Capital		
Accounts receivable	(6,239)	(2,165)
Prepaid expenses	(4,405)	-
Accounts payable and accrued liabilities	50,262	10,556
	39,618	8,391
Cash Used in Operating Activities	(236,237)	(213,325)
Investing Activities		
Investment in and expenditures on mineral properties	(125,230)	(86,104)
Purchase of furniture and equipment	-	(1,849)
Cash Used in Investing Activities	(125,230)	(87,953)
Financing Activities		
Issuance of shares	251,425	315,750
Advances from related parties	44,670	85,188
Cash Provided by Financing Activities	296,095	400,938
Inflow (Outflow) of Cash	(65,372)	99,660
Cash, Beginning of Year	102,059	2,399
Cash, End of Year	$ 36,687	$ 102,059

See notes to financial statements.

4

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

1.   **NATURE OF OPERATIONS**

        The Company was incorporated under the laws of British Columbia and its principal business
        activity is the exploration and development of natural resource properties.

2.   **GOING-CONCERN**

        These financial statements have been prepared by management in accordance with Canadian
        generally accepted accounting principles on a going-concern basis. This presumes funds will be
        available to finance on-going development, operations and capital expenditures and the
        realization of assets and the payment of liabilities in the normal course of operations for the
        foreseeable future.

        The Company has minimal capital resources available to meet obligations, which normally can be
        expected to be incurred by similar companies, has a working capital deficiency of $197,497 at
        July 31, 2005 (2004 - $47,837) and has an accumulated deficit of $7,187,404 (2004 -
        $6,675,078). These factors raise substantial doubt about the Company's ability to continue as a
        going-concern, which is dependent on its ability to obtain and maintain an appropriate level of
        financing on a timely basis and to achieve sufficient cash flows to cover obligations and
        expenses. The outcome of these matters cannot be predicted. These financial statements do
        not give effect to any adjustments to the amounts and classifications of assets and liabilities,
        which might be necessary should the Company be unable to continue its operations as a going-
        concern.

3.   **SIGNIFICANT ACCOUNTING POLICIES**

        (a)   Principles of consolidation

                The Company's 50% interest in Las Coloradas Joint Venture, a Mexican company, is
                recorded at $1. The Joint Venture has no significant assets or liabilities to consolidate.

        (b)   Mineral properties

                The Company is in the exploration stage with respect to its investment in mineral
                properties, and accordingly, follows the practice of capitalizing all costs relating to the
                acquisition of, exploration for and development of mineral properties, net of all incidental
                revenues received. At such time as production commences, these costs will be charged
                to operations on a unit-of-production method based on estimated recoverable reserves.
                When there is little prospect of further work on a property being carried out by the
                Company, the costs of that property are charged to operations.

        (c)   Property and equipment

                Capital assets are recorded at cost and amortized using a declining-balance method at
                the following annual rates:

                                Office furniture and equipment   - 20%
                                Computer equipment   - 30%

                Additions during the year are amortized at one-half the annual rates.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

3.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(d)   Stock-based compensation

Effective August 1, 2003, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") for *Stock-based Compensation and Other Stock-based Payments*. Under the amended recommendations, the Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

(e)   Flow-through common shares

The Company finances a portion of its exploration program with flow-through common share issuances. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financing are credited to capital stock. Recording these expenditures for accounting purposes gives rise to taxable temporary differences. On the date that the Company renounces flow-through expenditures to the investor and where the Company has sufficient available tax losses or pools of tax deductions, a portion of the Company's future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations.

(f)   Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)   Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)   Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)   Revenues and expenses (excluding amortization, which is translated at the same rates as the related assets), at the average rate of exchange for the year.

Gains and losses arising from the translation of foreign currency are included in the determination of net loss for the year.

(g)   Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Common share equivalents consisting of warrants and options are not considered in the computation because their effect would be anti-dilutive.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

3. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

    (h)   Use of estimates

        The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

    (i)   Asset retirement obligations

        The Company has adopted the recommendation of CICA Handbook section 3110 regarding asset retirement obligations. The basis of this policy is the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operations of those assets. Such asset retirement costs must be recognized at fair value when a reasonable estimate of fair value can be estimated in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to remeasurement at each reporting period. The estimates are based principally on legal and regulatory requirements.

        It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation, or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

        No liability has been recorded as the Company is in the development stage on its properties, and accordingly, no environmental disturbances have occurred. There is no effect on prior years as a result of adopting this new recommendation.

4. **FINANCIAL INSTRUMENTS**

    (a)   Fair value

        The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments.

    (b)   Interest rate risk

        The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

4.   FINANCIAL INSTRUMENTS (Continued)

(c)   Currency risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The Company is exposed to currency risk to the extent that the exchange rate may vary from time to time.

(d)   Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash, which is placed with major financial institutions.

5.   REALIZATION OF ASSETS

The Company's investments in and expenditures on mineral properties comprise significantly all of the Company's assets. Realization of the Company's investments in and expenditures on these properties is dependent on the attainment of successful commercial production or from the proceeds of their disposal.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

6. MINERAL PROPERTIES

	Otish Mtn. Quebec	Lac Beinville Quebec	Charles Quebec	Shamrock BC	Stirrup BC	Kert Quebec	Lucky Boy BC	Durango Mexico	Total
Balance July 31, 2003	$ 48,347	$ -	$ -	$ -	$ -	$ -	$ -	$ 9,376	$ 57,723
Acquisition costs	2,200	20,000	-	26,000	25,000	-	-	-	73,200
Assessment, renewal	26,941	5,506	-	170	-	-	-	-	32,617
Camp costs	-	-	-	12,744	-	-	-	-	12,744
Field expenses	-	-	-	7,223	-	-	-	-	7,223
Geological consulting	-	-	-	8,950	-	-	-	-	8,950
Laboratory	-	-	-	220	-	-	-	-	220
Geophysical	-	-	-	5,900	-	-	-	-	5,900
Write-down of property costs	(7,200)	-	-	-	-	-	-	-	(7,200)
Balance, July 31, 2004	70,288	25,506	-	61,207	25,000	-	-	9,376	191,377
Acquisition costs	-	-	5,000	-	35,000	37,530	24,000	-	101,530
Assessment, renewal	-	-	-	-	290	-	-	-	290
Bond	-	-	-	1,500	-	-	-	-	1,500
Camp costs	-	-	-	2,000	-	-	-	-	2,000
Drilling	-	-	-	42,580	-	-	-	-	42,580
Field expenses	-	-	-	13,467	700	-	-	-	14,167
Geological consulting	-	-	-	14,084	2,074	-	-	-	16,158
Laboratory	-	-	-	3,505	-	-	-	-	3,505
Total additions during year	-	-	5,000	77,136	38,064	37,530	24,000	-	181,730
	70,288	25,506	5,000	138,343	63,064	37,530	24,000	9,376	373,107
Write-down of property costs	(70,287)	(25,505)	-	(138,343)	-	-	-	(9,375)	(243,510)
Balance, July 31, 2005	$ 1	$ 1	$ 5,000	$ -	$ 63,064	$ 37,530	$ 24,000	$ 1	$ 129,597

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

6. **MINERAL PROPERTIES** (Continued)

    (a)   Otish Mountains, Quebec

        These claims were purchased throughout the 2002 year-end as follows:

        (i)   Purchase of a 50% interest in 60 mineral claims situated in the Otish Mountains Region of Quebec for a total fee of $3,000 (paid). These claims are subject to a 2% net smelter return ("NSR") payable to the owner of the other 50% interest in the claims.

        (ii)   Purchase of a 100% interest in 50 mineral claims situated in the Otish Mountains Region under the following conditions:

                (a) $5,000 due upon signing contract (paid);

                (b)   payment of 25% of any cash received by the Company from a third party pursuant to any option agreement with the third party;

                (c)   payment of one-third of any shares received by the Company from the third party pursuant to any option agreement; and

                (d)   the agreement is subject to a 2% NSR payable to the vendor.

        During the 2004 fiscal year, the Company abandoned the property with the investment being written off.

        (iii)   Purchase of a 100% interest in 53 mineral claims in the Otish Mountains Region upon completion of the following conditions:

                (a)   payment of $5,300 due upon signing (paid);

                (b)   payment of 25% of any cash received by the Company from a third party pursuant to any option agreement with the third party;

                (c)   payment of one-third plus 10,000 of any shares received by the Company from the third party pursuant to any option agreement; and

                (d)   the agreement is subject to a 2% NSR, which can be purchased by the Company for a total of $1,000,000.

        During the year, the carrying value of the property was written down to $1.

        (iv)   Purchase of a 100% interest in 26 mineral claims in the Otish Mountains Region upon completion of the following conditions:

                (a)   payment of $2,500 upon signing of the agreement (done);

                (b) $2,500 due 60 days upon signing the agreement (done);

                (c)   issue 200,000 shares of the Company (done); and

                (d)   the agreement is subject to a 2% NSR payable to the vendor.

        During the year, the carrying value of the property was written down to $1.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

6.   **MINERAL PROPERTIES** (Continued)

   (b)   Lac Beinville, Quebec

   On December 3, 2003, the Company entered into an option agreement to acquire a 100% interest in 49 mineral claims situated in Lac Beinville, Quebec for the following:

   (i)   100,000 shares of the Company at a deemed price of $0.20 (issued); and

   (ii)   1% NSR royalty.

   During the year, the carrying value of the property was written down to $1.

   (c)   Shamrock, British Columbia

   On November 27, 2003, the Company entered into an option agreement to acquire an 85% interest in three mineral claims situated in the Vancouver Mining Division of British Columbia. The interest will be earned on completion of the following:

   (i)   Cash payment of $10,000 (paid);

   (ii)   Cash payment of $10,000 on November 28, 2004 (no payment as property was abandoned);

   (iii)   Cash payment of $10,000 on November 28, 2005;

   (iv)   Issuance of 300,000 shares of the Company as follows:

   (a)   100,000 shares issued at a deemed price of $0.16 (issued);
   (b)   100,000 shares on November 28, 2004 (not issued as property was abandoned); and
   (c)   100,000 shares on November 28, 2005;

   (v)   Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the claims into commercial production; and

   (vi)   The Company completing an exploration program on the claims in the amount of $60,000 on or before November 28, 2004.

   The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

   During the 2005 fiscal year, the Company abandoned the property with the investment being written off.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

6.   MINERAL PROPERTIES (Continued)

(d)   Stirrup, British Columbia

On March 19, 2004, the Company entered into an option agreement to acquire an 85% interest in 13 contiguous mineral claims situated in the Clinton area in south-central British Columbia. The interest will be earned on completion of the following:

(i)   Cash payment of $10,000 (paid);

(ii)   Cash payment of $10,000 on March 22, 2005 (paid);

(iii)   Cash payment of $10,000 on March 22, 2006;

(iv)   Issuance of 300,000 shares of the Company as follows:

(a)   100,000 shares issued at a deemed price of $0.20 (issued);

(b)   100,000 shares on March 22, 2005 at a price of $0.20 (issued); and

(c)   100,000 shares on March 22, 2006;

(v)   Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vi)   The Company completing a diamond drilling program on the claims in the amount of $100,000 on or before March 22, 2005. Due to the unavailability of a drill rig, the diamond drilling program completion date has been extended to December 15, 2005; and

(vii)   The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

(e)   Durango, Mexico

The Company had a 28.675% interest in the Las Coloradas Joint Venture, which owns certain mineral exploration concessions located in Durango, Mexico as well as other mineral exploration concessions located in the surrounding area. No expenditures have been made on Las Coloradas Joint Venture since November 1997, hence the carrying value of the property was written down to $1 in 1999. During the year ended July 31, 2003, the Company issued 62,500 shares at a deemed price of $0.15 to increase its stake from 28.675% to 50%.

During the year, the carrying value of the property was written down to $1.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

6.   **MINERAL PROPERTIES** (Continued)

(f)   Kert, Quebec

On December 29, 2004, the Company entered into an option agreement to acquire a 100% interest in 17 mineral claims situated in Quebec. The interest will be earned on completion of the following:

(i)   Cash payment of $15,000 upon execution of the agreement (paid);

(ii)   Cash payment of $15,000 on first anniversary date (December 29, 2005);

(iii)   Cash payment of $15,000 on second anniversary date (December 29, 2006);

(iv)   Cash payment of $15,000 on third anniversary date (December 29, 2007);

(v)   Issuance of 600,000 shares of the Company as follows:

(a)   150,000 shares issued at a deemed price of $0.15 (issued); and

(b)   150,000 shares on each of the first, second and third anniversary dates of this agreement;

(vi)   Issuance of 600,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vii)   The Company completing an exploration program on the claims in the amount of $70,000 on or before December 29, 2005, $150,000 in year two and a further $200,000 in year three; and

(viii)   The Company will also pay a 2% NSR royalty of which 1% can be purchased back for $1,000,000.

(g)   Lucky Boy, British Columbia

On March 17, 2005, the Company entered into an option agreement to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south-central British Columbia.

The interest will be earned on completion of the following:

(i)   Cash payment of $10,000 upon execution of the agreement (paid);

(ii)   Issuance of 100,000 shares of the Company at a deemed price of $0.14 (issued);

(iii)   Issuance of 200,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(iv)   The Company completing an exploration program on the claims in the amount of $80,000 by the first anniversary date (March 17, 2006);

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

6.   **MINERAL PROPERTIES** (Continued)

  (g)   Lucky Boy, British Columbia (Continued)

    (v)   The Company completing an exploration program on the claims in the amount of $120,000 on or before the third anniversary of the agreement (March 17, 2008);

    (vi)   The Company will pay a 2% NSR royalty, which can be bought out for $1,000,000 per percentage point; and

    (vii)   The 5% interest owned by the optionors can be bought out for $1,000,000.

7.   **PROPERTY AND EQUIPMENT**

		2005				
		Cost		Accumulated Amortization		Net
Office furniture and equipment	$	29,530	$	23,499	$	6,031
Computer equipment		8,721		7,269		1,452
	$	38,251	$	30,768	$	7,483

		2004				
		Cost		Accumulated Amortization		Net
Office furniture and equipment	$	29,530	$	22,382	$	7,148
Computer equipment		8,721		6,835		1,886
	$	38,251	$	29,217	$	9,034

8.   **DUE TO RELATED PARTY**

The amounts due to a shareholder and director do not bear interest, are unsecured and have no specified terms of repayment.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

---

9.   **CAPITAL STOCK**

(a)   Authorized
         Unlimited number of common shares without par value

(b)   Issued

	2005		2004	
	Shares	Amount	Shares	Amount
Balance, beginning of year	9,501,682	$ 6,760,939	5,562,588	$ 6,207,402
Issued during year				
For cash				
Private placement (note10(c))	1,696,667	234,500	2,250,000	287,500
Exercise of warrants	-	-	500,000	50,000
Exercise of options	245,000	24,500	-	-
For investment in				
mineral claims (note 6)	350,000	56,500	300,000	56,000
For settlement of debt				
(note 10(b))	-	-	889,094	160,037
Finders fee paid on private				
placements	-	(7,575)	-	-
Fair value of options exercised	-	19,499	-	-
Future income tax	-	(76,000)	-	-
Balance, end of year	11,793,349	$ 7,012,363	9,501,682	$ 6,760,939

(c)   During the 2004 year, the Company issued 1,000,000 units at $0.075 per unit in a private placement. Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.10 per share for one year, expiring September 24, 2004. During the year, all warrants were exercised for proceeds of $50,000.

During the 2004 year, the Company issued 250,000 flow-through units at $0.25 per unit. Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.30 per share to December 18, 2004 and $0.40 per share to December 18, 2005.

During the 2004 year, the Company issued 1,000,000 units at $0.15 per unit in a private placement. Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share. Each whole warrant entitles the holder to purchase at a price of $0.25 per share to July 28, 2005 and $0.30 per share to July 28, 2006. Of this private placement, 725,000 shares are flow-through shares.

During the 2004 year, the Company issued 889,094 shares at a price of $0.18 per share in settlement of $160,037 of debt of the Company.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

9.   **CAPITAL STOCK** (Continued)

(c)   (Continued)

During the 2005 year, the Company issued 300,000 flow-through units at $0.15 per unit for proceeds of $45,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.25 per share to January 5, 2006 and $0.30 per share to January 5, 2007.

During the 2005 year, the Company issued 396,667 units at $0.15 per unit for proceeds of $59,500.50. Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.25 per share to January 5, 2006 and $0.30 per share to January 5, 2007.

During the 2005 year, the Company issued 200,000 flow-through units and 800,000 units at $0.13 per unit for proceeds of $130,000. Each unit consists of one common share and one share purchase warrant with each warrant exercisable to acquire one additional common share at a price of $0.25 per share on the flow-through units and $0.20 per share on the units to April 7, 2006 and $0.30 per share to April 7, 2007.

(d)   Stock options

The following summarizes the Company's stock option activity for the years ended July 31, 2005 and 2004:

	2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	896,000	$ 0.11	477,000	$ 0.27
Granted	1,225,000	0.13	896,000	0.14
Expired	-	0.00	-	0.00
Exercised	(245,000)	0.10	-	0.00
Cancelled	(200,000)	0.24	(477,000)	0.27
Outstanding, end of year	1,676,000	$ 0.11	896,000	$ 0.11

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

.

9.   CAPITAL STOCK (Continued)

(d)   Stock options (Continued)

At July 31, 2005, 874,750 (2004 - 495,000) share purchase options were fully vested, and the following share purchase options were outstanding:

	Exercise		
Expiry Date	Price	**2005**	**2004**
September 23, 2008	$ 0.10	391,000	636,000
March 2, 2009	$ 0.24	60,000	260,000
February 16, 2010	$ 0.13	700,000	-
March 15, 2010	$ 0.16	250,000	-
July 12, 2010	$ 0.12	275,000	-
		1,676,000	896,000

For the year ended July 31, 2005, the Company applied the fair value method in accounting for its stock options granted, and accordingly, stock-based compensation expense of $67,410 (2004 - $53,095) was recognized as consulting and salaries expense.

The Company is authorized to issue 1,909,336 stock options. Within a one-year period, the number of shares issued cannot exceed a specified percentage of issued and outstanding shares for the following optionees:

(i)   To any one optionee, 5%;

(ii)   To any insiders group, 20%;

(iii)   To any consultant, an aggregate of 2%; and

(iv)   To any eligible person who undertakes investor relations activities, 2%.

Vesting of the options is 25% upon TSX Venture Exchange Approval and 12.5% every quarter thereafter.

The fair value method applies the Black-Scholes options pricing model, using the following weighted average assumptions:

	2005	**2004**
Expected life (years)	5	5
Interest rate	2.94%	1.67%
Volatility	105.00%	77.09%
Dividend yield	0.00%	0.00%

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

9. **CAPITAL STOCK** (Continued)

    (e)   Warrants

          At July 31, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Shares 2005	Number of Shares 2004
December 17, 2004 / 2005	$ 0.30/$ 0.40	125,000	125,000
July 28, 2005 / 2006	$ 0.25/$ 0.30	500,000	500,000
December 30, 2005 / 2006	$ 0.25/$ 0.30	150,000	-
December 31, 2005 / 2006	$ 0.25/$ 0.30	198,322	-
April 8, 2006 / 2007	$ 0.20/$ 0.30	800,000	-
April 8, 2006 / 2007	$ 0.25/$ 0.30	200,000	-

    (f)   Flow-through shares

          To July 31, 2005, the Company has financed a total of $301,750 (2004 - $171,250) with
          flow-through common share issuances for funding its exploration programs. Proceeds
          from common shares issued pursuant to flow-through financings are credited to capital
          stock. Once incurred, these expenditures are included in mineral properties, but are not
          available as a tax deduction to the Company as the tax expenditures have been
          renounced to the investors.

          A total of $130,500 (2004 - $171,250) of the fiscal 2005 private placements were by way
          of flow-through common share issuances.

          The Company renounced $274,078 of qualifying Canadian Exploration Expenses as
          described in the Income Tax Act, Canada. To July 31, 2005, the Company had incurred
          approximately $113,447 of qualifying expenditures.

10. **RELATED PARTY TRANSACTIONS**

    The Company had the following transactions with related parties:

    (a)   Consulting fees includes $84,000 (2004 - $84,000) paid or payable to a director and
          consulting fees of $10,954 to an officer of the Company.

    (b)   During the 2004 year, the Company issued 664,606 shares to an officer and director for
          settlement of debt. The debt was $119,629 and was converted at $0.18 per share.
          Another 21,400 shares were issued to a different director for debt settlement. The debt
          was $3,852 and was converted at $0.18 per share.

    (c)   During the 2004 year, a director participated in a private placement and received 50,000
          shares and 25,000 warrants. The Company received proceeds of $7,450. A director and
          officer of the Company participated in another private placement and received 250,000
          shares and 125,000 warrants. The Company received proceeds of $8,750.

18

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

.

10. **RELATED PARTY TRANSACTIONS** (Continued)

   (d)   During the 2005 year, stock-based compensation expense includes $27,733 (2004 - $10,074) related to options to directors of the Company.

   (e)   During the 2005 year, directors of the Company exercised 226,250 options for proceeds of $22,625.

11. **INCOME TAX LOSSES**

   The Company has available approximate non-capital losses of $1,112,000 that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2006	$ 86,000
2007	130,000
2008	151,000
2009	198,000
2010	168,000
2014	229,000
2015	150,000
	$ 1,112,000

   Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

   The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2005	2004
Income tax benefit computed at Canadian statutory rates	$ 182,491	$ 108,473
Temporary differences not recognized in year	(87,291)	(4,045)
Permanent differences in stock-based compensation	(24,011)	(20,176)
Unrecognized tax losses	(147,189)	(84,100)
	$ (76,000)	$ -

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

11.   INCOME TAX LOSSES (Continued)

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004
Future income tax assets		
Temporary differences in assets	$ 337,839	$ 226,880
Net losses carried forward	441,046	430,540
	778,885	657,420
Valuation allowance for future income tax assets	(778,885)	(657,420)
Future income tax assets, net	$ -	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

12.   COMMITMENT

The Company entered into an agreement to lease office space for two years for $3,852 per month commencing January 1, 2005.

13.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)   Recent US accounting pronouncements

(i)   In March 2005, Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 47 ("FIN 47"), *"Accounting for Conditional Asset Retirement Obligations"*. FIN 47 clarifies that the term "Conditional Asset Retirement Obligation" as used in FASB Statement No. 143, *"Accounting for Asset Retirement Obligations"*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

.

13.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(a)   Recent US accounting pronouncements (Continued)

(i)   (Continued)

ending after December 15, 2005. Management does not believe the adoption of FIN 47 will have a material affect on the Company's financial position, results of operations or cash flows.

(ii)   In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections"* ("SFAS No. 154"), which replaced Accounting Principles Board ("APB") Opinion No. 20, *"Accounting Changes"*, and SFAS No. 3, *"Reporting Accounting Changes in Interim Financial Statements"*. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles. It requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of the Company's operations will depend on future accounting pronouncements or changes in accounting principles.

(iii)   FIN 46(R), *"Consolidation of Variable Interest Entities"*, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company's financial statements.

(iv)   In 2004, FASB issued a revision of FASB Statement No. 123, *"Accounting for Stock-Based Compensation"*. This statement supersedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options using the fair value method, under Canadian GAAP.

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b) The Company's accounting policies do not materially differ from accounting policies generally accepted in the United States ("US GAAP") except as follows:

- Under Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized (note 2(b)). Under US GAAP, all exploration and development expenditures are charged to expenses when incurred.

- Future income taxes related to flow-through shares for renunciation of qualified resource expenditures are treated as a cost of issuing those securities under Canadian GAAP. Under US GAAP, these costs are included in the future tax provision.

Reconciliation of total assets, liabilities and shareholders' equity at July 31 is as follows:

	2005	2004
Total assets for Canadian GAAP	$ 189,925	$ 307,984
Adjustments to US GAAP		
Capitalized mineral expenditures	(129,597)	(191,377)
Total assets for US GAAP	$ 60,328	$ 116,607
Total liabilities for Canadian and US GAAP	$ 250,342	$ 155,410
Capital stock for Canadian GAAP	7,012,363	6,760,939
Adjustments to US GAAP		
Income tax effect of renunciation	76,000	-
Capital stock for US GAAP	7,088,363	6,760,939
Contributed surplus for Canadian and US GAAP	114,624	66,713
Share subscriptions for Canadian and US GAAP	-	-
Total deficit for Canadian GAAP	(7,187,404)	(6,675,078)
Adjustments to US GAAP		
Exploration adjustments	(129,597)	(191,377)
Future income tax recovery	(76,000)	-
Total deficit for US GAAP	(7,393,001)	(6,866,455)
Total liabilities and shareholders' equity for US GAAP	$ 60,328	$ 116,607

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(c) Reconciliation of loss and opening deficit reported in accordance with Canadian GAAP and US GAAP for the years ended July 31 is as follows:

		2005		2004
Net loss per Canadian GAAP	$	(512,326)	$	(285,456)
Adjustments increasing net loss				
Exploration and development expenditures				
for year		61,780		(133,654)
Future income tax recovery		(76,000)		-
Net loss per US GAAP	$	(526,546)	$	(419,110)
Net loss per common share for Canadian GAAP	$	(0.05)	$	(0.04)
Net loss per common share for US GAAP	$	(0.05)	$	(0.06)
Deficit per Canadian GAAP, beginning of year	$	(6,675,078)	$	(6,389,622)
Adjustments to opening deficit				
Exploration and development expenditures				
for year		(191,377)		(57,723)
Deficit per US GAAP, beginning of year	$	(6,866,455)	$	(6,447,345)

(d) Reconciliation of comprehensive loss reported in accordance with US GAAP for the years ended July 31 is as follows:

		2005		2004
Net loss per US GAAP	$	(526,546)	$	(419,110)
Other comprehensive income		-		-
Comprehensive loss per US GAAP	$	(526,546)	$	(419,110)

ANGLO-CANADIAN URANIUM CORP.
(Formerly Interactive Exploration Inc.)
(An exploration stage company)
Notes to Financial Statements
Years Ended July 31, 2005 and 2004
(Expressed in Canadian Dollars)

13. **DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES** (Continued)

   (e)   Reconciliation of cash flow in accordance with Canadian GAAP and US GAAP for the years ended July 31 is as follows:

		2005		2004
Net cash used in operating activities of continuing				
operations in accordance with Canadian GAAP	$	(236,237)	$	(213,325)
Adjustments to net loss involving use of cash		(125,230)		(86,104)
	$	(361,467)	$	(299,429)
Net cash used in operating activities of continuing				
operations in accordance with Canadian GAAP	$	(125,230)	$	(87,953)
Reclassification of capitalized resource property costs		125,230		86,104
Net cash provided by (used in) investing activities				
of continuing operations in accordance with				
US GAAP	$	-	$	(1,849)
Net cash provided by financing activities of				
continuing operations in accordance with Canadian				
and US GAAP	$	296,095	$	400,938
Net increase (decrease) in cash in accordance with				
Canadian and US GAAP	$	(65,372)	$	99,660
Cash, beginning of year in accordance with				
Canadian and US GAAP		102,059		2,399
Cash, end of year in accordance with Canadian				
and US GAAP	$	36,687	$	102,059

14. **SUBSEQUENT EVENTS**

   (a)   In August 2005, the Company changed its name from Interactive Exploration Inc. to Anglo-Canadian Uranium Corp.

   (b)   In September 2005, the Company issued 312,500 shares at a price of $0.10 per share to a director of the Company as settlement of $31,250 debt.

   (c)   The Company closed a private placement of 3,000,000 units at $0.10 per unit for total proceeds of $300,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.15 for one year. The hold period for the shares and warrants expires on January 14, 2006. A director participated in this private placement acquiring 60,000 common shares and 30,000 share purchase warrants.

CANADA:
Province of British Columbia.}



AMENDED

No. 198,095

"Companies Act"

I hereby certify that

GUARDIAN RESOURCE CORPORATION

has this day been incorporated under the " Companies Act."



GIVEN under my hand and Seal of office at Victoria,

Province of British Columbia, this___−5th−___day

of___October___, one thousand nine

hundred and___seventy-nine___

Deputy   Registrar of Companies.

R.C. 32-o

"COMPANIES ACT"

M E M O R A N D U M

PRIME RESOURCES INC.

I wish to be formed into a Company with limited liability under the "Companies Act" in pursuance of this Memorandum.

1.   The name of the Company is "PRIME RESOURCES INC.".

2.   The authorized capital of the Company consists of Ten Million (10,000,000) Common Shares without par value.

3.   I agree to take the number of shares in the Company set opposite my name.

Full name, Resident Address and Occupation of Subscriber	Number of Shares Taken by Subscriber
 DAVID K. FRASER 4183 Marguerite Street Vancouver, B. C. (Barrister and Solicitor)	One (1) Common
Total Shares Taken	One (1) Common

DATED at Vancouver, British Columbia, the 4th day of October, 1979.

CANADA
PROVINCE OF BRITISH COLUMBIA

NUMBER

198095



Province of British Columbia
Ministry of Finance and Corporate Relations
REGISTRAR OF COMPANIES

COMPANY ACT

CERTIFICATE

I HEREBY CERTIFY THAT

GUARDIAN RESOURCE CORPORATION

HAS THIS DAY CHANGED ITS NAME TO THE NAME

GUARDIAN COMMUNICATION INDUSTRIES INC.

GIVEN, UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA

THIS 22ND DAY OF MARCH, 1991



DAVID W. BOYD
REGISTRAR OF COMPANIES



CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

CANADA
PROVINCE OF BRITISH COLUMBIA

I Hereby Certify that

GUARDIAN COMMUNICATION INDUSTRIES INC.

has this day changed its name to

GUARDIAN ENTERPRISES LTD.



Issued under my hand at Victoria, British Columbia
on February 11, 1994

JOHN S. POWELL
Registrar of Companies



CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify that

GUARDIAN ENTERPRISES LTD.

has this day changed its name to

INTERACTIVE ENTERPRISES INC.



Issued under my hand at Victoria, British Columbia
on December 06, 1999



JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA



CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify that

INTERACTIVE ENTERPRISES INC.

has this day changed its name to

INTERACTIVE EXPLORATION INC.



Issued under my hand at Victoria, British Columbia
on February 16, 2004

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA


BRITISH COLUMBIA

Number: BC0198095

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that INTERACTIVE EXPLORATION INC. changed its name to ANGLO-CANADIAN URANIUM CORP. on August 22, 2005 at 12:01 AM Pacific Time.



Issued under my hand at Victoria, British Columbia

On August 22, 2005

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Transition Application

Form 43
BUSINESS CORPORATIONS ACT
Section 437

FILING DETAILS: *Transition Application for:*
INTERACTIVE EXPLORATION INC.

Filed Date and Time :   **April 16, 2004 04:11 PM Pacific Time**

Transition Date and   **Transitioned on April 16, 2004 04:11 PM Pacific Time**
Time:

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:
BC0198095

Name of Company:
INTERACTIVE EXPLORATION INC.

NOTICE OF ARTICLES

Name of Company:

INTERACTIVE EXPLORATION INC.

16-07-04 11:09 IN

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

Delivery Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

Delivery Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
HUDSON , DAVID JOHN

Mailing Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Delivery Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Last Name, First Name Middle Name:
HARRIS, LEONARD J.

Mailing Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Delivery Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Last Name, First Name Middle Name:
CARD , ROBERT L.

Mailing Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Delivery Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1. 100,000,000	Common Shares	Without Par Value
		Without Special Rights or Restrictions attached



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

BRITISH COLUMBIA

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

J S Powell
April 16, 2004

This Notice of Articles was issued by the Registrar on: April 16, 2004 04:11 PM Pacific Time

Incorporation Number: **BC0198095**

Recognition Date: Incorporated on October 5, 1979

NOTICE OF ARTICLES

Name of Company:

INTERACTIVE EXPLORATION INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

Delivery Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

Delivery Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

DIRECTOR INFORMATION

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
HUDSON , DAVID JOHN

Mailing Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Delivery Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Last Name, First Name Middle Name:
HARRIS, LEONARD J.

Mailing Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Delivery Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Last Name, First Name Middle Name:
CARD , ROBERT L.

Mailing Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Delivery Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1. 100,000,000   Common Shares   Without Par Value

Without Special Rights or
Restrictions attached



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Alteration

Form 11
BUSINESS CORPORATIONS ACT
SECTION 257

Filed Date and Time: February 25, 2005 11:08 AM Pacfic Time

Alteration Date and Time: Notice of Articles Altered on February 25, 2005 11:08 AM Pacific Time

NOTICE OF ALTERATION

Incorporation Number:
BC0198095

Name of Company:
INTERACTIVE EXPLORATION INC.

ALTERATION EFFECTIVE DATE:
The alteration is to take effect at the time that this application is filed with the Registrar.

PRE-EXISTING COMPANY PROVISIONS

The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

AUTHORIZED SHARE STRUCTURE

1. No Maximum	Common Shares	Without Par Value

Without Special Rights or
Restrictions attached



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 25, 2005 11:08 AM Pacific Time

Incorporation Number: **BC0198095**

Recognition Date: Incorporated on October 5, 1979

NOTICE OF ARTICLES

Name of Company:

INTERACTIVE EXPLORATION INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

Delivery Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

Delivery Address:
SUITE 1000 - 595 HOWE STREET
VANCOUVER BC V6C 2T5

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
HUDSON , DAVID JOHN

Mailing Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Delivery Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Last Name, First Name Middle Name:
HARRIS, LEONARD J.

Mailing Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Delivery Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Last Name, First Name Middle Name:
CARD , ROBERT L.

Mailing Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

Delivery Address:
1150 - 355 BURRARD STREET
VANCOUVER BC V6C 2G8

AUTHORIZED SHARE STRUCTURE

1. No Maximum	Common Shares	Without Par Value
		Without Special Rights or Restrictions attached

ANGLO-CANADIAN URANIUM CORP.
~~INTERACTIVE EXPLORATION INC.~~
(the "Company")

EFFECTIVE
DATE OF
ARTICLES <u>February 24, 2005</u>

The Company has as its articles the following articles.

Full name and signature of authorized signatory	Date of signing
 Leonard J. Harris	February 24, 2005

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "*Interpretation Act*" means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "legal personal representative" means the personal or other legal representative of the shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)   order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)   issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)   proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)   any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid as a fee to the Company for issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the *Business Corporations Act*.

2.9 Recognition of Trusts and Partial Interests in Shares

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights *of* the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

    (a) past services performed for the Company;

    (b) property;

(c)   money; and

(2)   the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5   Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options, convertible debentures and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, convertible debentures and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.   SHARE REGISTERS

4.1   Central Securities Register and any Branch Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2   Closing Register

The Company must not at any time close its central securities register.

5.   SHARE TRANSFERS

5.1   Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)   a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)   if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)   if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

For the purpose of this Article, delivery or surrender to the agent which maintains the Company's central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an authorized instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)   in the name of the person named as transferee in that instrument of transfer; or

(2)   if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid as a fee to the Company, registration of any transfer, the amount, if any, determined by the directors.

6.   TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require a declaration of transmission made by the legal

personal representative stating the particulars of the transmission, proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)   the Company is insolvent; or

(2)   making the payment or providing the consideration would render the Company insolvent.

7.3 Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)   is not entitled to vote the share at a meeting of its shareholders;

(2)   must not pay a dividend in respect of the share; and

(3)   must not make any other distribution in respect of the share.

8. BORROWING POWERS

8.1 Powers of Company

The Company, if authorized by the directors, may:

(1)   borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2)   issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)   guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)   mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2 Bonds, Debentures, Debt

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may:

(1)   by directors' resolution or by ordinary resolution, in each case as determined by the directors:

    (a)   create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

    (b)   increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

    (c)   subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

    (d)   if the Company is authorized to issue shares of a class of shares with par value:

       (i)   decrease the par value of those shares; or

       (ii)   if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

  (e)   change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

  (f)   alter the identifying name of any of its shares; and

(2)   by ordinary resolution otherwise alter its shares or authorized share structure.

9.2   Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may:

(1)   by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2)   by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

9.3   Change of Name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

9.4   Other Alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act*, may:

(1)   by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2)   if the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Location of Meetings of Shareholders

A meeting of the Company may be held:

(1)   in the Province of British Columbia;

(2)   at another location outside British Columbia if that location is:

(a)   approved by resolution of the directors before the meeting is held; or

(b)   approved in writing by the Registrar of Companies before the meeting is held.

10.5 Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)   if and for so long as the Company is a public company, 21 days;

(2)   otherwise, 10 days.

10.6 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)   if and for so long as the Company is a public company, 21 days;

(2)   otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1)   state the general nature of the special business; and

(2)   if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document :

   (a)   will be available for inspection by shareholders at the Company's head office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

   (b)   may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1)   at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)   at an annual general meeting, all business is special business except for the following:

    (a)   business relating to the conduct of or voting at the meeting;

    (b)   consideration of any financial statements of the Company presented to the meeting;

    (c)   consideration of any reports of the directors or auditor;

    (d)   the setting or changing of the number of directors;

    (e)   the election or appointment of directors;

    (f)   the appointment of an auditor;

    (g)   the setting of the remuneration of an auditor;

    (h)   business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

    (i)   any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2   Special Majority

The majority of votes required for the Company to pass a special resolution (when such resolution is required by law) at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3   Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present in person or by proxy.

11.4   Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5   Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to

vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting shall constitute a quorum.

11.8 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, has a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16 Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1)   the poll must be taken:

    (a)   at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

    (b)   in the manner, at the time and at the place that the chair of the meeting directs;

(2)   the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)   the demand for the poll may be withdrawn by the person who demanded it.

11.17 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)   on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)   on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either in person or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) at the discretion of the chair, be provided at the meeting to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation that is a shareholder may appoint a proxy holder.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)   the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)   the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)   the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)   be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)   unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)   at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)   by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

———————————————————
Signed [month, day, year]

———————————————————
[Signature of shareholder]

———————————————————
[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)   received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)   provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)   if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)   if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

12.16 Electronic Meetings and Voting

The directors may determine that a meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the directors determine to make one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the directors determine to make one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Company must enable the votes to be gathered in a manner that adequately discloses the intentions of the shareholders and permits a proper tally of the votes to be presented to the Company. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communication facility in addition to or in substitution for instructing proxy holders by mail.

13.   DIRECTORS

13.1   Number of Directors

The number of directors shall be determined from time to time by the board of directors but shall not be fewer than three (3) directors if the Company is a public company.

13.2   Change in Number of Directors

If the number of directors is set under Articles 13.1(2) or 13.1(3):

(1)   the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)   if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3   Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4   Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5   Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6   Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7   Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8   Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to

these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately upon the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1)   the term of office of the director expires;

(2)   the director dies;

(3)   the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)   the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)   has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4   Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5   Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6   Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7   Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)   his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)   the alternate director dies;

(3)   the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)   the alternate director ceases to be qualified to act as a director; or

(5)   his or her appointor revokes the appointment of the alternate director.

15.8   Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.   POWERS AND DUTIES OF DIRECTORS

16.1   Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3 Remuneration of Auditors

The directors may set the remuneration of the auditors. If the directors so decide, the remuneration of the auditors will be determined by the shareholders.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company is invalid merely because:

(1)   a director or senior officer of the company has an interest, direct or indirect, in the contract or transaction;

(2)   a director of senior officer of the company has not disclosed an interest he or she has in the contract or transaction; or

(3)   the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting has a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)   the chair of the board, if any;

(2)   in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or

(3)   any other director or officer chosen by the directors if:

      (a)   neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

      (b)   neither the chair of the board nor the president is willing to chair the meeting; or

      (c)   the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)   the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)   the director or alternate director, as the case may be, has waived notice of the meeting.

18.8   Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9   Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10   Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11   Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12   Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1)   the power to fill vacancies in the board of directors;

(2)   the power to remove a director;

(3)   the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)   such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1)   appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)   delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

    (a)   the power to fill vacancies in the board of directors;

    (b)   the power to remove a director;

    (c)   the power to change the membership of, or fill vacancies in, any committee of the directors; and

    (d)   the power to appoint or remove officers appointed by the directors; and

(3)   make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)   conform to any rules that may from time to time be imposed on it by the directors; and

(2)   report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21, "expenses" has the meaning set out in the *Business Corporations Act*.

21.2 Mandatory Indemnification of Directors and Officers

The directors must cause the Company to indemnify its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the *Business Corporations Act*. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this section.

21.3 Mandatory Payment of Expenses of Directors and Officers

The directors must cause the Company to pay the expenses reasonably and actually incurred by its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the *Business Corporations Act*. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity referred to in this section.

21.4 Indemnification

Subject to any restrictions in the *Business Corporations Act* and these Articles, the Company may indemnify any other person.

21.5 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.6 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)　is or was a director, alternate director, officer, employee or agent of the Company;

(2)　is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)　at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)　at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)   set the value for distribution of specific assets;

(2)   determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)   vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)   mail addressed to the person at the applicable address for that person as follows:

(a)   for a record mailed to a shareholder, the shareholder's registered address;

(b)   for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)   in any other case, the mailing address of the intended recipient;

(2)   delivery at the applicable address for that person as follows, addressed to the person:

(a)   for a record delivered to a shareholder, the shareholder's registered address;

(b)   for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)   in any other case, the delivery address of the intended recipient;

(3)   sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)   sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)   physical delivery to the intended recipient.

24.2   Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3   Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4   Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5   Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)   mailing the record, addressed to them:

      (a)   by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

      (b)   at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)   if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(1) "designated security" means:

    (a) a voting security of the Company;

- 37 -

(b)   a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)   a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)   "security" has the meaning assigned in the Securities Act (British Columbia);

(3)   "voting security" means a security of the Company that:

(a)   is not a debt security, and

(b)   carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2   Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3   Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

INCORPORATED IN THE PROVINCE OF BRITISH COLUMBIA

SHARES

NUMBER

GC941043

Anglo-Canadian Uranium Corp.

This Certifies That

** ZERO **

Is The Registered Holder Of

* SPECIMEN * GC0941043 * CA03512N1042 * 0Common Shares * Anglo-Canadian Ura
nium Corp. * SPECIMEN * GC0941043 * CA03512N1042 * 0Common Shares * Anglo-C
anadian Uranium Corp. * SPECIMEN * GC0941043 * CA03512N1042 * 0Common Share
s * Anglo-Canadian Uranium Corp. * SPECIMEN * GC0941043 * CA03512N1042 * 0C
ommon Shares * Anglo-Canadian Uranium Corp. * SPECIMEN * GC0941043 * CA0351

ISIN: CA03512N1042

CUSIP: 03512N 10 4

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

In the Capital of the above named Company subject to the Articles of the Company transferable on the books of the Company by the registered holder in person or by Attorney duly authorised in writing upon surrender of this certificate properly endorsed.

This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company.

VANCOUVER

DATED: OCTOBER 27, 2006

COUNTERSIGNED AND REGISTERED
CIBC MELLON TRUST COMPANY
TRANSFER AGENT AND REGISTRAR

BY: _____
Authorized Signature

President & Director

Director

SECURITY INSTRUCTIONS ON REVERSE   VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

For value received, the undersigned hereby sell(s), assign(s) and transfer(s) unto

(**Print** name(s) of person(s) to whom the securities are being transferred and the address for the register)

_____ shares

(number of shares if blank, deemed to be all)

of the Company represented by this certificate, and hereby irrevocably constitutes and appoints CIBC Mellon Trust Company the attorney of the undersigned to transfer the said securities with full power of substitution in this matter:

Dated _____

Signature Guarantee(s)*
(the transfer cannot be processed without
acceptable guarantees of all signatures)

Transferor(s) Signature(s)*

_____

_____

_____

* For transfers signed by the registered holder(s), their signature(s) must correspond with the name(s) on the certificate in every particular, without any changes.

In addition, every signature must be **Signature Guaranteed** by a Canadian Schedule 1 chartered bank, a major trust company in Canada, or a member of one of the recognized medallion programs - Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) or New York Stock Exchange, Inc. Medallion Signature Program (MSP).



OPTION AGREEMENT

THIS AGREEMENT dated the 19th day of March, 2004.

BETWEEN:

> <u>Fayz Yacoub</u>, of
> 6498 – 128B Street
> Surrey, British Columbia V3W 9P4
>
> (hereinafter called the "Optionor")


OF THE FIRST PART


AND:

> <u>Interactive Exploration Inc</u>, of
> Suite 1150 – 355 Burrard Street
> Vancouver, British Columbia V6C 2G8
>
> (hereinafter called the "Optionee")


OF THE SECOND PART


WHEREAS:

A.   The Optionor is the beneficial owner of an undivided 100% interest in thirteen mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto, situated in the Clinton Mining Division in the Province of British Columbia; and

B.   The Optionor has agreed to grant an option to sell an undivided 85% interest in and to the Claims to the Optionee upon the following terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the Optionor hereby gives and grants to the Optionee the sole and exclusive option ("Option") to purchase an undivided 85% interest in and to the Claims subject to the following terms and conditions:

1.1   The Option shall be irrevocable and shall be open for exercise by payment by the Optionee to the Optionor as follows:

(a)   the payment of the sum of $10,000 upon the the Optionee receiving notice from the TSX Venture Exchange to the approval of the terms of this Agreement;

(b)   the payment of the sum of $10,000 one year from the date of this Agreement;

(c)   the payment of the sum of $10,000 two years from the date of this Agreement;

(d)   the issuance of a total of 300,000 shares in the capital of the Optionee to be issued as follows:

>   (i)   100,000 shares upon the Optionee receiving approval from the TSX Venture Exchange to the terms of this Agreement;

>   (ii)   100,000 shares upon the first anniversary date of this Agreement; and

>   (iii)   100,000 shares upon the second anniversary date of this Agreement;

(e)   the issuance of an additional 300,000 shares in the capital of the Optionee upon the Optionee receiving a positive feasibility study recommending placing the Claims into commercial production; and

(f)   the Optionee completing an exploration program on the Claims in the amount of $100,000 to be completed on or before the first anniversary date of this Agreement.

1.2   Upon the Optionee making the payments set out in paragraphs 1.1(a), (b) and (c), issuing the shares as set out in paragraph 1.1(d) hereof and making the exploration expenditures as set out in paragraph 1.1(f), the Option shall be deemed to have been exercised and the Optionee shall have earned an undivided 85% interest in the Claims and the Optionor and Optionee shall enter into a joint venture agreement providing for the future exploration and development of the Claims on terms in accordance with industry practices.

2.1   As additional consideration for the Optionor entering into this Agreement, the Optionee acknowledges that its interest in the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of Net Smelter Returns payable to the Optionor.

2.2   For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Optionee from a smelter or other place of sale or treatment in respect of all ore removed by the Optionee from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Optionor hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Optionee. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Optionor, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Optionor or his representative duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Optionee as are relevant to the determination of Net Smelter Returns and at his own expense to make copies thereof.

2.3   The Optionee shall at any time have the right to purchase 1% of the 2% Net Smelter Return Royalty from the Optionor by paying the Optionor the sum of $500,000.

3.1   During the term of this Agreement the Optionee shall have the exclusive possession and control of the Claims and the right by its employees, agents, or contractors to explore, prospect,

KLE\032101\STIRRUP\1601

examine and develop the Claims in such a manner as the Optionee, in its sole discretion shall decide and based on professional geological recommendations.

4.1   The Optionor represents and warrants that it is the beneficial owner of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that it has full power, absolute authority and capacity to enter into this Agreement without obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

4.2   The Optionee represents and warrants to the Optionor it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

5.1   The Optionor agrees to execute and deliver to the Optionee such bills of sale, transfers or other documentation required to transfer an undivided 85% interest in and to the Claims to the Optionee concurrently upon the execution of this Agreement. The Optionee has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Optionee but beneficial ownership to the Claims shall be subject to the terms of this Agreement.

6.1.   During the currency of this Agreement the Optionee agrees to:

(a)   keep the Claims free and clear of all liens and encumbrances arising from its operations hereunder and in good standing by doing and filing all necessary work and payment of all taxes required to be paid and by doing all other acts and things and making all other payments required to be made which may be necessary in that regard; and

(b)   conduct all work on or with respect to the Claims in a careful and minerlike manner and in accordance with the applicable laws of the Province of British Columbia and indemnify and save the Optionor harmless from any and all claims, suits or actions made or brought against the Optionor as a result of work done by the Optionee on or with respect to the Claims.

7.1   The Option shall forthwith terminate:

(a)   upon the failure of the Optionee to make any of the payments, or issue any shares or completing the exploration expenditures as specified in paragraph 1 hereof by the dates specified;

(b)   upon the Optionee giving notice of termination to the Optionor; or

(c)   upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionor of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

KLE\032101\STIRRUP\1601



7.2 Upon termination of the Option all obligations or liabilities hereunder of whatever nature of the parties shall cease and determine except for the obligation of the Optionee to leave the Claims free and clear of any liens, charges or encumbrances arising from its work thereon, or for materials or supplies delivered thereto at its request. The Optionee shall have the right for ninety days thereafter to remove any machinery, equipment or supplies brought on to the Claims by it.

7.3 In the event the Optionee terminates the Option, the Optionee shall, forthwith transfer any interest it has in the Claims to the Optionor for the sum of $10.00.

8. The Optionee or assigns shall at any time within one year of the start of commercial production of the Claims have the right to purchase all of the Optionor's 15% interest in the Claims from the Optionor by paying the Optionor or his partners or assigns the sum of $3,000,000 for each 5% interest.

9. On-Track Exploration Ltd. will have the first right of refusal to conduct all exploration on the Claims during the Option, such first right of refusal to be exercised within fifteen days notice of such programs.

10. The rights of neither party shall be prejudiced by events beyond a party's reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the Claims but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly. Each party agrees to cooperate with the other in applying for and obtaining all required federal, territorial, provincial and other governmental approvals.

11. The data and information coming into the possession of the Optionor by virtue of this Agreement shall be kept confidential and shall not be disclosed to third parties without the written consent of the Optionee.

12. Nothing in this Agreement shall be deemed to constitute the Optionor the partner of the Optionee except as specifically provided the agent of the other. Each party agrees to indemnify and hold the other harmless from and against the breaches of its representations, warranties, or agreements hereunder and from and against any negligent or intentional acts by it or any of its officers, agents or employees.

13. Time shall be of the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be of the essence of this Agreement.

14. The Optionor and the Optionee acknowledge this Agreement and the issuance of any shares in the capital of the Optionee are subject to the approval of all necessary regulatory authorities including the TSX Venture Exchange as applicable and agree to promptly comply with all conditions and requirements which may be required by such regulatory authorities.

15. This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

- 5 -

16. Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

17. The Optionor will indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by him and contained in this Agreement. The Optionor acknowledges and agrees that the Optionee has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

18. An area of common interest shall be deemed to comprise that area which is included within five kilometers of the outermost boundary of the Claims as at the date of this Agreement. Except as to renewals or improvements in title to mineral claims or mineral rights held by a party prior to the date of this Agreement which have not been added to the Claims, if at anytime during the subsistence of this Agreement any party (in this paragraph only called the "Acquiring Party") stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claims, licence, lease, grant, concession, permit, patent, or other mineral property located wholly or partly within the area of interest referred to in paragraph 18 the Acquiring Party shall forthwith give notice to the other party of that staking or acquisition, the cost thereof and all details in possession of that party with respect to the nature of the property and the known mineralization. The other party shall have a period of thirty days to give notice of whether it elects to have such additional mineral rights form part of the Claims and each party shall pay an amount equal to its % ownership of the Claims of costs in acquiring the additional mineral rights.

19. This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

20. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

FAYZ YACOUB



INTERACTIVE EXPLORATION INC.

Per:

Authorized Signatory

- 6 -

SCHEDULE "A"

Claim Name	Number of Units	Record Number	Record Date	Expiry Date
Stirrup 1	1	407567	Jan. 14, 2003	Jan. 12, 2005
Stirrup 2	1	407566	Jan. 14, 2003	Jan. 12, 2005
Stirrup 3	1	407569	Jan. 14, 2003	Jan. 12, 2005
Stirrup 4	1	407570	Jan. 14, 2003	Jan. 12, 2005
Stirrup 5	1	407571	Jan. 14, 2003	Jan. 12, 2005
Stirrup 6	1	407572	Jan. 14, 2003	Jan. 12, 2005
Stirrup 7	1	408494	March 4, 2004	Feb. 28, 2005
Stirrup 8	1	408495	March 4, 2004	Feb. 28, 2005
Stirrup 9	1	408496	March 4, 2004	Feb. 28, 2005
Stirrup 10	15	408500	March 4, 2004	March 1, 2005
Stirrup 11	1	408497	March 4, 2004	Feb. 28, 2005
Stirrup 12	1	408498	March 4, 2004	March 1, 2005
Stirrup 13	1	408499	March 4, 2004	March 1, 2005

These claims are situated in the Clinton Mining Division of the Province of British Columbia.

KLE\032101\STIRRUP\1601



OPTION AGREEMENT

THIS AGREEMENT dated the ___17___ day of ~~October, 2004.~~ *March 2005*

BETWEEN:

Ellsworth Dickson, of 217 – 1363 56th Street, Delta, British Columbia, V4L 2P7

Glen Dickson, of 3992 Cedar Hill Road, Victoria, British Columbia, V8N 3C1

Paul Dickson, of 149 – 1489 Marine Drive, West Vancouver, British Columbia, V7T 1B8

Rene Doyharcabal of 20473 – 43A Avenue, Langley, British Columbia, V3A 3C7

(hereinafter called the "Optionors")

OF THE FIRST PART

AND:

Interactive Exploration Inc., of
Suite 1150 – 355 Burrard Street
Vancouver, British Columbia V6C 2G8

(hereinafter called the "Optionee")

OF THE SECOND PART

WHEREAS:

A.   The Optionors are the beneficial owners of an undivided 100% interest in the mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto, situated in the Greenwood Mining Division in the Province of British Columbia; and

B.   The Optionors have agreed to grant an option to sell an undivided 95% interest in and to the Claims to the Optionee upon the following terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the Optionors hereby give and grant to the Optionee the sole and exclusive option ("Option") to purchase an undivided 85% interest in and to the Claims subject to the following terms and conditions:

1.1   The Option shall be irrevocable and shall be open for exercise by payment by the Optionee to the Optionors as follows:

(a)   the payment of the sum of $5,000 upon the execution of this Agreement;

(b)   the payment of the sum of $5,000 sixty days from the date of this Agreement;

(c)   the issuance of 100,000 shares upon the earlier of thirty days from the date of this Agreement or the Optionee receiving approval from the TSX Venture Exchange to the terms of this Agreement;

(d)   the issuance of an additional 200,000 shares in the capital of the Optionee within thirty days of the Optionee receiving a positive feasibility study recommending placing the Claims into commercial production;

(e)   the Optionee completing an exploration program on the Claims in the amount of $80,000 to be completed on or before the first anniversary date of this Agreement, subject to the availability of a drill rig; and

(f)   the Optionee completing additional exploration work on the Claims in the amount of $120,000 to be completed on or before the third anniversary date of this Agreement.

1.2   Upon the Optionee making the payments set out in paragraphs 1.1(a) and (b), issuing the shares as set out in paragraph 1.1(c) hereof and making the exploration expenditures as set out in paragraphs 1.1(e) and (f), the Option shall be deemed to have been exercised and the Optionee shall have earned an undivided 95% interest in the Claims. Upon exercise of the Option the Optionors' 5% shall remain carried and the Optionee shall pay the costs of all additional exploration and development of the Claims.

1.3   The Optionee shall have the right at any time to purchase the Optionors' 5% interest in the Claims for the purchase price of $1,000,000.

1.4   All payments and share issuances made pursuant to paragraph 1.1 hereof shall be payable as to 25% to each of the Optionors and delivered in accordance with paragraph 14 hereof.

2.1   As additional consideration for the Optionors entering into this Agreement, the Optionee acknowledges that its interest in the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of Net Smelter Returns payable to the Optionors.

2.2   For the purpose of this paragraph "Net Smelter Returns" shall mean the actual proceeds received by the Optionee from a smelter or other place of sale or treatment in respect of all ore removed by the Optionee from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Optionors hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Optionee. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Optionors, upon written request, who shall have sixty days after receipt of such statements to question their

accuracy and failing such question, the statements shall be deemed correct. The Optionors or their representative duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Optionee as are relevant to the determination of Net Smelter Returns and at his own expense to make copies thereof.

2.3   The Optionee shall at any time have the right to purchase part or all of the 2% Net Smelter Return Royalty from the Optionors by paying the Optionors the sum of $1,000,000 per percentage point.

3.1   During the term of this Agreement the Optionee shall have the exclusive possession and control of the Claims and the right by its employees, agents, or contractors to explore, prospect, examine and develop the Claims in such a manner as the Optionee, in its sole discretion shall decide and based on professional geological recommendations.

4.1   The Optionors represent and warrant that they are the beneficial owners of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that they have full power, absolute authority and capacity to enter into this Agreement without obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

5.1   The Optionors agree to execute and deliver to the Optionee such bills of sale, transfers or other documentation required to transfer an undivided 95% interest in and to the Claims to the Optionee concurrently upon the execution of this Agreement. The Optionee has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Optionee but beneficial ownership to the Claims shall be subject to the terms of this Agreement.

6.1.   During the currency of this Agreement the Optionee agrees to:

(a)   keep the Claims free and clear of all liens and encumbrances arising from its operations hereunder and in good standing by doing and filing all necessary work and payment of all taxes required to be paid and by doing all other acts and things and making all other payments required to be made which may be necessary in that regard; and

(b)   conduct all work on or with respect to the Claims in a careful and minerlike manner and in accordance with the applicable laws of the Province of British Columbia and indemnify and save the Optionors harmless from any and all claims, suits or actions made or brought against the Optionors as a result of work done by the Optionee on or with respect to the Claims.

7.1   The Option shall forthwith terminate:

(a)   upon the failure of the Optionee to make any of the payments, or issue any shares or completing the exploration expenditures as specified in paragraph 1.1 hereof by the dates specified;

(b)   upon the Optionee giving notice of termination to the Optionor; or

(c)   upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionors of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

7.2   Upon termination of the Option all obligations or liabilities hereunder of whatever nature of the parties shall cease and determine except for the obligation of the Optionee to leave the Claims free and clear of any liens, charges or encumbrances arising from its work thereon, or for materials or supplies delivered thereto at its request. The Optionee shall have the right for ninety days thereafter to remove any machinery, equipment or supplies brought on to the Claims by it.

7.3   In the event the Optionee terminates the Option, the Optionee shall, forthwith transfer any interest it has in the Claims to the Optionors for the sum of $10.00.

8.   The rights of neither party shall be prejudiced by events beyond a party's reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the Claims but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly. Each party agrees to cooperate with the other in applying for and obtaining all required federal, territorial, provincial and other governmental approvals.

9.   The data and information coming into the possession of the Optionors by virtue of this Agreement shall be kept confidential and shall not be disclosed to third parties without the written consent of the Optionee.

10.   Nothing in this Agreement shall be deemed to constitute the Optionors the partner of the Optionee except as specifically provided the agent of the other. Each party agrees to indemnify and hold the other harmless from and against the breaches of its representations, warranties, or agreements hereunder and from and against any negligent or intentional acts by it or any of its officers, agents or employees.

11.   Time shall be of the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be of the essence of this Agreement.

12.   The Optionors and the Optionee acknowledge this Agreement and the issuance of any shares in the capital of the Optionee are subject to the approval of all necessary regulatory authorities including the TSX Venture Exchange as applicable and agree to promptly comply with all conditions and requirements which may be required by such regulatory authorities.

- 5 -

13.   This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

14.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

15   The Optionors will indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by him and contained in this Agreement. The Optionors acknowledge and agree that the Optionee has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

16.   An area of common interest shall be deemed to comprise that area which is included within five kilometers of the outermost boundary of the Claims as at the date of this Agreement. Except as to renewals or improvements in title to mineral claims or mineral rights held by a party prior to the date of this Agreement which have not been added to the Claims, if at anytime during the subsistence of this Agreement any party (in this paragraph only called the "Acquiring Party") stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claims, licence, lease, grant, concession, permit, patent, or other mineral property located wholly or partly within the area of interest referred to in paragraph 16 the Acquiring Party shall forthwith give notice to the other party of that staking or acquisition, the cost thereof and all details in possession of that party with respect to the nature of the property and the known mineralization. The other party shall have a period of thirty days to give notice of whether it elects to have such additional mineral rights form part of the Claims and each party shall pay an amount equal to its % ownership of the Claims of costs in acquiring the additional mineral rights.

17.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

18.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

ELLSWORTH DICKSON   PAUL DICKSON


GLEN DICKSON   RENÉ DOYHARCABAL


ELLSWORTH DICKSON/LUCKY BOY/1666

INTERACTIVE EXPLORATION INC.



Per: _____

Authorized Signatory

SCHEDULE "A"

The Lucky Boy claim group includes:

- The 16 unit Ridge claim (Tenure #402145)

- The Lucky Boy Crown Grant Lot No. 3073s

- The Tie Crown Grant Lot No. 3071s

- The Glory Crown Grant Lot No. 3074s

- The Ideal Crown Grant Lot No. 3075s

- The Glory Fraction Lot No. 3076s

These claims are situated in the Greenwood Mining Division of the Province of British Columbia.

THIS AGREEMENT dated the 7th day of December, 2005.

BETWEEN:

> XEN STEFANOPOULOS, of 2128 West 16th Avenue, Vancouver,
> British Columbia, V6K 3B2
>
> (hereinafter called the "Vendor")

OF THE FIRST PART

AND:

> ANGLO-CANADIAN URANIUM CORP., of Suite 1530 -
> 355 Burrard Street, Vancouver, British Columbia V6B 2G8
>
> (hereinafter called the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.   The Vendor is the recorded and beneficial owner of an undivided 100% interest in two mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto, situated in the Lillooet Minng District, in the Province of British Columbia; and

B.   The Vendor is desirous of selling the Claims to the Purchaser and the Purchaser is desirous of purchasing the Claims from the Vendor upon the following terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto have agreed and do hereby agree as follows:

1.   The Vendor represents and warrants that he is the beneficial owner of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that he has full power, absolute authority and capacity to enter into this Agreement without first obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

2.   The Purchaser represents and warrants to the Vendor it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

3. The Vendor agrees to sell to the Purchaser and the Purchaser agrees to purchase the Claims from the Vendor in consideration of the following:

(a) payment of the sum of $15,000 to be paid by the Purchaser to the Vendor on or before December 31, 2005; and

(b) the issuance of 350,000 shares in the capital of the Purchaser to the Vendor within three business days of the Purchaser receiving TSX Venture Exchange approval to the terms of this Agreement.

4.1 As additional consideration for the Vendor entering into this Agreement, the Purchaser acknowledges that the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of net smelter returns payable to the Vendor.

4.2 For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Purchaser from a smelter or other place of sale or treatment in respect of all ore removed by the Purchaser from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Vendor hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Purchaser. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Vendor, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Vendor or his representatives duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Purchaser as are relevant to the determination of Net Smelter Returns and at their own expense to make copies thereof.

4.3 The Vendor hereby grants the Purchaser the right at any time to purchase all of the Vendor's right to the Net Smelter Return royalty in consideration of the sum of $500,000 per 1% of the Net Smelter Return royalty for a total of $1,000,000 in the event the Purchaser wish to purchase the entire 2% Net Smelter Return royalty.

5. Any payment or issuance of shares required to be made shall be made payable and delivered in the manner for the giving of notice as herein provided.

6. The Vendor agrees to execute and deliver to the Purchaser such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Purchaser concurrently upon the execution of this Agreement. The Purchaser has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Purchaser but beneficial ownership to the Claims shall be subject to the terms of this Agreement.

7. Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this

Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

8.   The Vendor will indemnify and save the Purchaser harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by them and contained in this Agreement. The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

9.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

10. Time shall be the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be the essence of this Agreement.

11. This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

12. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED   ]
BY XEN STEFANOPOULOS in the   ]
presence of   ]
   ]
_____   ]
Name   ]
_____   ]
Address   ]
_____   ]
City   ]
_____   ]
Occupation



XEN STEFANOPOULOS



ANGLO-CANADIAN URANIUM CORP.

Per:

Schedule "A"

Description of Mineral Claims

Name	Tenure Number	Expiry Date
Zeus	408265	February 12, 2006
Zeus 1	408266	February 12, 2006

Situated in the Lillooet Mining District in the Province of British Columbia

From:	\<len@anglocanex.com\>
To:	\<canadiangoldprospectors@telus.net\>
Sent:	February 7, 2006 3:18 PM
Attach:	header.htm
Subject:	5469 Option Agreement Skoonka

OPTION AGREEMENT

THIS AGREEMENT dated the ___7___ day of February, 2006.

BETWEEN:

Allen Harvey
Box 67
Clinton, British Columbia
V0K 1K0

Francis La Roche, of
2589 Thomson Drive
Kamloops, British Columbia
V2C 4L5

(hereinafter collectively called the "Optionors")

OF THE FIRST PART

AND:

Anglo-Canadian Uranium Corp., of
Suite 1150 – 355 Burrard Street
Vancouver, British Columbia
V6C 2G8

(hereinafter called the "Optionee")

OF THE SECOND PART

WHEREAS:

A.   The Optionors are the beneficial and recorded owners of an undivided 100% interest in 6 mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto, known as the Skoonka Creek property situated Lillooet Mining Division in the Province of British Columbia; and

B.   The Optionors have agreed to grant an option to sell an undivided 100% interest in and to the Claims to the Optionee upon the following terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the Optionors hereby gives and grants to the Optionee the sole and exclusive option ("Option") to purchase an undivided 100% interest in and to the Claims subject to the following terms and conditions:

1.1   The Options shall be irrevocable and shall be open for exercise by payment by the Optionee to the Optionors as follows:

(a)   the payment of the sum of $20,000 to the Optionors within three business days of the Optionee receiving approval from the TSX Venture Exchange to the terms of this Agreement ("Approval Date");

(b)   the payment of the sum of $20,000 to the Optionors one year from the Approval Date;

(c)   the payment of the sum of $30,000 to the Optionors two years from the Approval Date;

(d)   the payment of the sum of $40,000 and 300,000 shares of the Optionee three years from the Approval Date or at the election of the Optionee $300,000 instead of the 300,000 shares of the Optionee;

(e)   the payment of the sum of $600,000 or 400,000 shares in the capital of the Optionee at the election of the Optionee payable within six months of the commencement of commercial production from the Claims;

(f)   the issuance of a total of 700,000 shares in the capital of the Optionee to be issued as follows:

     (i) 100,000 shares to the Optionors on the Approval Date;

     (ii)   100,000 shares to the Optionors upon the first anniversary date of the Approval Date;

     (iii)   200,000 shares to the Optionors upon the second anniversary date of the Approval Date; and

     (iv)   300,000 shares to the Optionors upon the third anniversary date of the Approval Date.

1.2   Upon the Optionee making the payments set out in paragraphs 1.1(a), (b), (c), (d) and (e) and issuing the shares as set out in paragraph 1.1(e) and (f) hereof the Option shall be deemed to have been exercised and the Optionee shall have earned an undivided 100% interest in the Claims.

2.1   The Optionee acknowledges that its interest in the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of Net Smelter Returns payable to, the Optionors.

2.2   For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Optionee from a smelter or other place of sale or treatment in respect of all ore removed by the Optionee from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Optionors hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Optionee. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Optionors, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Optionors or his representative duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Optionee as are relevant to the determination of Net Smelter Returns and at his own expense to make copies thereof.

2.3   The Optionee shall have the right to purchase the 2% Net Smelter Return Royalty at any time by the payment to the Optionors of the sum of $1,000,000 per 1% of the Net Smelter Return Royalty.

3.1   Any payment of cash, issuance of shares or payment of royalty required to be made pursuant to the

07/02/2006

terms of this Agreement shall be made payable as to 50% to each of the Optionors and delivered in the manner for the giving of notice as herein provided.

4.1   During the term of this Agreement the Optionee shall have the exclusive possession and control of the Claims and the right by its employees, agents, or contractors to explore, prospect, examine and develop the Claims in such a manner as the Optionee, in its sole discretion shall decide and based on professional geological recommendations.

5.1   The Optionors represent and warrant that they are the beneficial and recorded owners of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that they have full power, absolute authority and capacity to enter into this Agreement without obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

5.2   The Optionee represents and warrants to the Optionors it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

6.1   The Optionors agree to execute and deliver to the Optionee such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Optionee upon the exercise of the Option. The Optionee has the right to record documentation with the appropriate governmental agency to record its interest in and to the Claims pursuant to the terms of this Agreement.

7.1.   During the currency of this Agreement the Optionee agrees to:

(a)   keep the Claims free and clear of all liens and encumbrances arising from its operations hereunder and in good standing by doing and filing all necessary work and payment of all taxes required to be paid and by doing all other acts and things and making all other payments required to be made which may be necessary in that regard; and

(b)   conduct all work on or with respect to the Claims in a careful and minerlike manner and in accordance with the applicable laws of the Province of British Columbia and indemnify and save the Optionors harmless from any and all claims, suits or actions made or brought against the Optionors as a result of work done by the Optionee on or with respect to the Claims.

8.1   The Option shall forthwith terminate:

(a)   upon the failure of the Optionee to make any of the payments or issue any shares as specified in paragraph 1 hereof by the dates specified;

(b)   upon the Optionee giving notice of termination to the Optionors; or

(c)   upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionors of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

8.2   Upon termination of the Option all obligations or liabilities hereunder of whatever nature of the parties shall cease and determine except for the obligation of the Optionee to leave the Claims free and clear of any liens, charges or encumbrances arising from its work thereon, or for materials or supplies delivered thereto at its request. The Optionee shall have the right for ninety days thereafter to remove any machinery, equipment or supplies brought on to the Claims by it.

07/02/2006

8.3   In the event the Optionee terminates the Option, the Optionee shall, forthwith transfer any interest it has in the Claims to the Optionors for the sum of $10.00.

9.   The rights of neither party shall be prejudiced by events beyond a party's reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the Claims but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly. Each party agrees to cooperate with the other in applying for and obtaining all required federal, territorial, provincial and other governmental approvals.

10.   The data and information coming into the possession of the Optionors by virtue of this Agreement shall be kept confidential and shall not be disclosed to third parties without the written consent of the Optionee.

11.   Nothing in this Agreement shall be deemed to constitute the Optionors the partner of the Optionee except as specifically provided the agent of the other. Each party agrees to indemnify and hold the other harmless from and against the breaches of its representations, warranties, or agreements hereunder and from and against any negligent or intentional acts by it or any of its officers, agents or employees.

12.   Time shall be of the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be of the essence of this Agreement.

13.   The Optionors and the Optionee acknowledge this Agreement and the issuance of any shares in the capital of the Optionee are subject to the approval of all necessary regulatory authorities including the TSX Venture Exchange as applicable and agree to promptly comply with all conditions and requirements which may be required by such regulatory authorities.

14.   This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

15.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

16.   The Optionors will indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by them and contained in this Agreement. The Optionors acknowledge and agree that the Optionee has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

17.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

18.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

19.   Consent to the Disclosure Information. The Optionors acknowledges and consents to the release by the Optionee of certain information regarding the Optionors including the Optioners' names, addresses, telephone numbers and, if applicable, information regarding beneficial ownership of the Optionors, in compliance with securities regulatory policies to regulatory authorities. The purpose of the collection of the information is to ensure the Optionee will be able to issue shares to the Optionors in compliance with

07/02/2006

applicable Canadian securities laws and to have the information required to be provided in documents required to be filed with the TSX Venture Exchange and with securities regulatory authorities under applicable securities laws. The contact information for the officer of the Optionee who can answer questions about this collection of information is as follows:

Leonard J. Harris, President
Anglo-Canadian Uranium Corp.
Suite 1150 – 355 Burrard Street
Vancouver, British Columbia V6C 2G8
Telephone: 604-669-6807
Facsimile: 604-669-5715

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.



_____   Francis La Roche

Allen Harvey

ANGLO-CANADIAN URANIUM CORP.

Per: _____
         Authorized Signatory

ANGLO-CANADIAN URANIUM CORP.

SCHEDULE "A"

Name of Mineral Claim	Tenure Number	Number of Cells
Bootahnie 1	506076	20
Bootahnie 2	506080	20
Bootahnie 3	506087	20
B 4	506341	18
B 5	506342	12
B 6	506343	6

These claims are all situated in the Lillooet Mining Division in the Province of British Columbia.

07/02/2006

AMENDMENT TO OPTION AGREEMENT
DATED FEBRUARY 7, 2006

THIS AGREEMENT dated the 2nd day of March, 2006.

BETWEEN:

ALLEN HARVEY of Box 6?, Clinton, British Columbia, V0K 1K0; and

FRANCIS LA ROCHE, of 2589 Thomson Drive, Kamloops, British Columbia, V2C 4L5

(herein collectively after called the "Optionors")

OF THE FIRST PART

AND:

ANGLO-CANADIAN URANIUM CORP., of Suite 1150 – 355 Burrard Street, Vancouver, British Columbia, V6C 2G8

(hereinafter called the "Optionee")

OF THE SECOND PART

WHEREAS:

A   The Optionors are the beneficial and recorded owners of an undivided 100% interest in seven mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto, situated adjacent to the Optionee's Skoonka Creek Property in the Lillooet Mining Division in the Province of British Columbia;

B.   The Optionors granted the Optionee an option (the "Option") to purchase the Skoonka Creek Property from the Optionors pursuant to the option agreement (the "Option Agreement") dated February 7, 2006; and

C.   The Optionors and Optionee are desirous of amending the terms of the Option Agreement by adding the Claims to the Skoonka Creek Property and making the Claims subject to the terms and conditions of the Option Agreement upon the following terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto have agreed and do hereby agree as follows:

1.   Paragraph 1.1 of the Option Agreement is hereby deleted and replaced with the following:

KLE\032101\SKOONKA PROPERTY\5536

- 2 -

"1.1   The Option shall be irrevocable and shall be open for exercise by payment by the Optionee to the Optionors as follows:

    (a)   the payment of the sum of $35,000 to the Optionors within three business days of the Optionee receiving approval from the TSX Venture Exchange to the terms of this Agreement ("Approval Date");

    (b)   the payment of the sum of $20,000 to the Optionors one year from the Approval Date;

    (c)   the payment of the sum of $30,000 to the Optionors two years from the Approval Date;

    (d)   the payment of the sum of $40,000 and 300,000 shares of the Optionee three years from the Approval Date or at the election of the Optionee $300,000 instead of the 300,000 shares of the Optionee;

    (e)   the payment of the sum of $600,000 or 400,000 shares in the capital of the Optionee at the election of the Optionee payable within six months of the commencement of commercial production from the Claims;

    (f)   the issuance of a total of 700,000 shares in the capital of the Optionee to be issued as follows:

        (i)   200,000 shares to the Optionors on the Approval Date.

        (ii)   100,000 shares to the Optionors upon the first anniversary date of the Approval Date,

        (iii)   200,000 shares to the Optionors upon the second anniversary date of the Approval Date; and

        (iv)   300,000 shares to the Optionors upon the third anniversary date of the Approval Date."

2.   Schedule "A" of the Option Agreement is amended by adding the Claims to Schedule "A" of the Option Agreement that are set out in Schedule "A" to this Agreement.

3.   All other terms of the Option Agreement remain in full force and effect.

4.   This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

5.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

KLE/032101/SKOOKA PROPERTY/5536



ALLEN HARVEY



FRANCIS LA ROCHE

ANGLO-CANADIAN URANIUM CORP.



Per:

Authorized Signatory

ANGLO-CANADIAN URANIUM CORP.

SCHEDULE "A"

Name of Mineral Claim	Tenure Number
B7	527184
B8	527310
B9	527311
B10	528410
SKOONKA 1	527372
SKOONKA 2	527375
SKOONKA 3	527974

These claims are all situated in the Lillooet Mining Division in the Province of British Columbia.

THIS AGREEMENT dated the 15th day of February, 2006.

BETWEEN:

ROBERT J. MACPHERSON of 8073 – 14E Avenue,
Burnaby, British Columbia, V3N 2B5

(herein after called the "Vendor")

OF THE FIRST PART

AND:

ANGLO-CANADIAN URANIUM CORP., of Suite 1150 -
355 Burrard Street, Vancouver, British Columbia V6C 2G8

(hereinafter called the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.   The Vendor is the recorded owner of an undivided 100% interest in 40 mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto, situated 150 kilometers northeast of Chibougamou in the Otish Basin in the East Central Region in the Province of Quebec; and

B.   The Vendor is desirous of selling the Claims to the Purchaser and the Purchaser is desirous of purchasing the Claims from the Vendor upon the following terms and conditions;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto have agreed and do hereby agree as follows:

1.   The Vendor represents and warrants that he is the beneficial owner of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that he has full power, absolute authority and capacity to enter into this Agreement without first obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

2.   The Purchaser represents and warrants to the Vendor it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

3.1 . The Vendor agrees to sell to the Purchaser and the Purchaser agrees to purchase the Claims from the Vendor in consideration of the following:

(a) the payment of the sum $7,500 to the Vendor within three business days of the Purchaser receiving approval from the TSX Venture Exchange to the Terms of this Agreement (the "Approval Date"); and

(b) the issuance of a total of 200,000 shares in the capital of the Vendor to be delivered on the Approval Date;

3.2 The Vendor hereby acknowledges and agrees the total consideration payable to him for the Claims is limited to the cash and shares referred to in paragraphs 3.1(a) and (b) hereof in connection with the sale of the Claims and the Net Smelter Returns royalty referred to in paragraph 4 hereof and the Vendor shall have no further interest in or to the Claims acquired by the Purchaser.

4.1 As additional consideration for the Vendor entering into this Agreement, the Purchaser acknowledges that the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of net smelter returns payable to the Vendor.

4.2 For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Purchaser from a smelter or other place of sale or treatment in respect of all ore removed by the Purchaser from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Vendor hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Purchaser. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Vendor, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Vendor or their representatives duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Purchaser as are relevant to the determination of Net Smelter Returns and at their own expense to make copies thereof.

4.3 The Purchaser shall have the right at any time to purchase the Net Smelter Return Royalty by the payment of the sum of $500,000 to the Vendor for each 1% Net Smelter Return Royalty.

5. Any payment or issuance of shares required to be made shall be made payable and delivered in the manner for the giving of notice as herein provided.

6.   The Vendor agrees to execute and deliver to the Purchaser such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Purchaser concurrently upon the execution of this Agreement. The Purchaser has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Purchaser but beneficial ownership to the Claims shall be subject to the terms of this Agreement.

7.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

8.   The Vendor will indemnify and save the Purchaser harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by them and contained in this Agreement. The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

9.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

10.   Time shall be the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be the essence of this Agreement.

11.   This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

12.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED   ]
BY ROBERT MACPHERSON in the   ]
presence of:]
                                ]
_____]   _____
Name   ]   ROBERT MACPHERSON
                                ]
_____]
Address   ]
                                ]
_____]
City   ]
                                ]
_____
Occupation

KLE\032101\PA MACPHERSON 2006\5472

THE CORPORATE SEAL OF   ]
ANGLO-CANADIAN URANIUM CORP.]
was hereunto affixed in the presence of:]
                                   ]   C/S

_____]

_____]

NTS Sheet	Township/Seignory	Type of Title	Title No	Status	Date of Staking	Date of Registration	Expiry Date
NTS 23D02		CDC	93130	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93131	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93132	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93133	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93134	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93135	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93136	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93137	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93138	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93139	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93140	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93141	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93142	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93143	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93144	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93145	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93146	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93147	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93148	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93149	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93150	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93151	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93152	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93153	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93154	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93155	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93156	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93157	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93158	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93159	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93160	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93161	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93162	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93163	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93164	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93165	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93166	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93167	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93168	Active		9/13/2005	9/12/2007
NTS 23D02		CDC	93169	Active		9/13/2005	9/12/2007

THIS AGREEMENT dated the 15th day of February, 2006.

BETWEEN:

> ROBERT J. MACPHERSON of 8073 – 14E Avenue,
> Burnaby, British Columbia, V3N 2B5

> (herein after called the "Vendor")

OF THE FIRST PART

AND:

> ANGLO-CANADIAN URANIUM CORP., of Suite 1150 –
> 355 Burrard Street, Vancouver, British Columbia V6C 2G8

> (hereinafter called the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.   The Vendor is the recorded owner of an undivided 100% interest in 40 mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto, situated 150 kilometers northeast of Chibougamou in the Otish Basin in the East Central Region in the Province of Quebec; and

B.   The Vendor is desirous of selling the Claims to the Purchaser and the Purchaser is desirous of purchasing the Claims from the Vendor upon the following terms and conditions;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto have agreed and do hereby agree as follows:

1.   The Vendor represents and warrants that he is the beneficial owner of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that he has full power, absolute authority and capacity to enter into this Agreement without first obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

2.   The Purchaser represents and warrants to the Vendor it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

3.1 'The Vendor agrees to sell to the Purchaser and the Purchaser agrees to purchase the Claims from the Vendor in consideration of the following:

(a) the payment of the sum $7,500 to the Vendor within three business days of the Purchaser receiving approval from the TSX Venture Exchange to the Terms of this Agreement (the "Approval Date"); and

(b) the issuance of a total of 200,000 shares in the capital of the Vendor to be delivered on the Approval Date;

3.2 The Vendor hereby acknowledges and agrees the total consideration payable to him for the Claims is limited to the cash and shares referred to in paragraphs 3.1(a) and (b) hereof in connection with the sale of the Claims and the Net Smelter Returns royalty referred to in paragraph 4 hereof and the Vendor shall have no further interest in or to the Claims acquired by the Purchaser.

4.1 As additional consideration for the Vendor entering into this Agreement, the Purchaser acknowledges that the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of net smelter returns payable to the Vendor.

4.2 For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Purchaser from a smelter or other place of sale or treatment in respect of all ore removed by the Purchaser from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Vendor hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Purchaser. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Vendor, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Vendor or their representatives duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Purchaser as are relevant to the determination of Net Smelter Returns and at their own expense to make copies thereof.

4.3 The Purchaser shall have the right at any time to purchase the Net Smelter Return Royalty by the payment of the sum of $500,000 to the Vendor for each 1% Net Smelter Return Royalty.

5. Any payment or issuance of shares required to be made shall be made payable and delivered in the manner for the giving of notice as herein provided.

6. The Vendor agrees to execute and deliver to the Purchaser such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Purchaser concurrently upon the execution of this Agreement. The Purchaser has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Purchaser but beneficial ownership to the Claims shall be subject to the terms of this Agreement.

7. Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

8. The Vendor will indemnify and save the Purchaser harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by them and contained in this Agreement. The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

9. This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

10. Time shall be the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be the essence of this Agreement.

11. This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

12. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED BY ROBERT MACPHERSON in the presence of:]]]	
Name _____]]	_R. J. Mac Phes_ ROBERT MACPHERSON
Address _____]	
306- 6070 McMURRAY AVE]	
City _____]	
BURNABY]	
Occupation _____	
MUTUELS	

KLE\032101\PA MACPHERSON 2006\5472

THE CORPORATE SEAL OF]
ANGLO-CANADIAN URANIUM CORP.]
was hereunto affixed in the presence of:]

]   C/S

LEONARD HARRIS]
]
]

OPTION AGREEMENT

THIS AGREEMENT dated the 8th day of November, 2005.

BETWEEN:

Emerald Isle Investments, Ltd., of
6371 Richmond Avenue, Suite 200
Houston, Texas, U.S.A. 77057

(hereinafter called the "Optionor")

OF THE FIRST PART

AND:

Anglo-Canadian Uranium Corp, of
Suite 1150 – 355 Burrard Street
Vancouver, British Columbia V6C 2G8

(hereinafter called the "Optionee")

OF THE SECOND PART

WHEREAS:

A.   The Optionor has acquired the right to acquire an undivided 100% interest in 39 uranium and vanadium mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto, known as the East Canyon Wash property situated San Juan County in the state of Utah; and

B.   The Optionor has agreed to grant an option to sell an undivided 100% interest in and to the Claims to the Optionee upon the following terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the Optionor hereby gives and grants to the Optionee the sole and exclusive option ("Option") to purchase an undivided 100% interest in and to the Claims subject to the following terms and conditions:

1.1   The Option shall be irrevocable and shall be open for exercise by payment by the Optionee to the Optionor and Geoxplor, Corp. (a Nevada Corporation) as follows:

(a)   the payment of the sum of $35,000 U.S. to the Optionor within three business days of the Optionee receiving approval from the TSX Venture Exchange to the terms of this Agreement ("Approval Date");

(b)   the payment of the sum of $20,000 U.S. to the Optionor if and when a first phase of an exploration program has been completed on the Claims by the Optionee and a duly qualified engineer recommends that an additional phase of work be conducted on the Claims;

(c)   the payment of the sum of $20,000 U.S. to the Optionor if and when a second phase of an exploration program has been completed on the Claims by the Optionee and a

KLB032101\EAST CANYON WASH PROPERTY\5366

duly qualified engineer recommends that an additional phase of work be conducted on the Claims;

(d)   the payment of the sum of $150,000 U.S. or equivalent cash value in shares of the capital of the Optionee at the election of the Optionee based on a five day trading average prior to the payment date payable to Geoxplor, Corp. (a Nevada Corporation) when mined ore from the Claims is first delivered and sold to a mill and in any event by October 12, 2008;

(e)   the issuance of a total of 1,400,000 shares in the capital of the Optionee to be issued as follows:

(i)   400,000 shares to the Optionor and/or assigns on the Approval Date;

(ii)   200,000 shares to Geoxplor, Corp. (a Nevada Corporation) on the Approval Date;

(iii) 400,000 shares to the Optionor and/or assigns upon the first anniversary date of the Approval Date;

(iv)   200,000 shares to Geoxplor, Corp. (a Nevada Corporation) on the first anniversary date of the Approval Date; and

(v)   200,000 shares to Geoxplor, Corp. (a Nevada Corporation) upon the second anniversary date of the Approval Date.

(f)   the Optionee completing an exploration program on the Claims in the amount of $100,000 U.S. to be completed on or before October 12, 2006;

(g)   the Optionee completing an additional exploration program on the Claims in the amount of $200,000 U.S. to be completed on or before October 12, 2007; and

(h)   the Optionee completing an additional exploration program on the Claims in the amount of $200,000 U.S. to be completed on or before October 12, 2008.

1.2   Upon the Optionee making the payments set out in paragraphs 1.1(a), (b), (c) and (d), issuing the shares as set out in paragraph 1.1(e) hereof and making the exploration expenditures as set out in paragraphs 1.1 (f), (g) and (h), the Option shall be deemed to have been exercised and the Optionee shall have earned an undivided 100% interest in the Claims.

2.1   The Optionee acknowledges that its interest in the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of Net Smelter Returns payable to, the Geoxplor, Corp. (a Nevada Corporation).

2.2   For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Optionee from a smelter or other place of sale or treatment in respect of all ore removed by the Optionee from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Optionor hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Optionee. Within ninety days after the end of each fiscal year during which any ore

KLB\032101\EAST CANYON WASH PROPERTY\5366



- 3 -

was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Optionor, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Optionor or his representative duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Optionee as are relevant to the determination of Net Smelter Returns and at his own expense to make copies thereof.

3.1   During the term of this Agreement the Optionee shall have the exclusive possession and control of the Claims and the right by its employees, agents, or contractors to explore, prospect, examine and develop the Claims in such a manner as the Optionee, in its sole discretion shall decide and based on professional geological recommendations.

4.1   The Optionor represents and warrants that it has the right to acquire an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that it has full power, absolute authority and capacity to enter into this Agreement without obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

4.2   The Optionee represents and warrants to the Optionor it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

5.1   The Optionor agrees to execute and deliver to the Optionee such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Optionee upon the exercise of the Option. The Optionee has the right to record documentation with the appropriate governmental agency to record its interest in and to the Claims pursuant to the terms of this Agreement.

6.1.   During the currency of this Agreement the Optionee agrees to:

(a)   keep the Claims free and clear of all liens and encumbrances arising from its operations hereunder and in good standing by doing and filing all necessary work and payment of all taxes required to be paid and by doing all other acts and things and making all other payments required to be made which may be necessary in that regard; and

(b)   conduct all work on or with respect to the Claims in a careful and minerlike manner and in accordance with the applicable laws of the State of Utah and indemnify and save the Optionor harmless from any and all claims, suits or actions made or brought against the Optionor as a result of work done by the Optionee on or with respect to the Claims.

7.1   The Option shall forthwith terminate:

(a)   upon the failure of the Optionee to make any of the payments, or issue any shares or completing the exploration expenditures as specified in paragraph 1 hereof by the dates specified;

KLEV032101\EAST CANYON WASH PROPERTY\5366



- 4 -

    (b)   upon the Optionee giving notice of termination to the Optionor; or

    (c)   upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionor of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

7.2   Upon termination of the Option all obligations or liabilities hereunder of whatever nature of the parties shall cease and determine except for the obligation of the Optionee to leave the Claims free and clear of any liens, charges or encumbrances arising from its work thereon, or for materials or supplies delivered thereto at its request. The Optionee shall have the right for ninety days thereafter to remove any machinery, equipment or supplies brought on to the Claims by it.

7.3   In the event the Optionee terminates the Option, the Optionee shall, forthwith transfer any interest it has in the Claims to the Optionor for the sum of $10.00.

8.   The rights of neither party shall be prejudiced by events beyond a party's reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the Claims but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly. Each party agrees to cooperate with the other in applying for and obtaining all required federal, territorial, provincial and other governmental approvals.

9.   The data and information coming into the possession of the Optionor by virtue of this Agreement shall be kept confidential and shall not be disclosed to third parties without the written consent of the Optionee.

10.   Nothing in this Agreement shall be deemed to constitute the Optionor the partner of the Optionee except as specifically provided the agent of the other. Each party agrees to indemnify and hold the other harmless from and against the breaches of its representations, warranties, or agreements hereunder and from and against any negligent or intentional acts by it or any of its officers, agents or employees.

11.   Time shall be of the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be of the essence of this Agreement.

12.   The Optionor and the Optionee acknowledge this Agreement and the issuance of any shares in the capital of the Optionee are subject to the approval of all necessary regulatory authorities including the TSX Venture Exchange as applicable and agree to promptly comply with all conditions and requirements which may be required by such regulatory authorities.

13.   This Agreement shall be construed with and governed by the laws of the State of Nevada. All references herein to sums of money shall be deemed to refer to U.S. funds.

14.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

KLE\03210\\EAST CANYON WASH PROPERTY\5366

- 5 -

15.   The Optionor will indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by him and contained in this Agreement. The Optionor acknowledges and agrees that the Optionee has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

16.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

17.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

18.   Consent to the Disclosure Information. The Optionor acknowledges and consents to the release by the Optionee of certain information regarding the Optionor including the Optioner's name, address, telephone number and, if applicable, information regarding beneficial ownership of the Optionor, in compliance with securities regulatory policies to regulatory authorities. The purpose of the collection of the information is to ensure the Optionee will be able to issue shares to the Optionor in compliance with applicable Canadian securities laws and to have the information required to be provided in documents required to be filed with the TSX Venture Exchange and with securities regulatory authorities under applicable securities laws. The contact information for the officer of the Optionee who can answer questions about this collection of information is as follows:

> Leonard J. Harris, President
> Anglo-Canadian Uranium Corp.
> Suite 1150 – 355 Burrard Street
> Vancouver, British Columbia V6C 2G8
> Telephone: 604-669-6807
> Facsimile: 604-669-5715

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

EMERALD ISLE INVESTMENTS, LTD.

Per: _____
        Authorized Signatory   PRESIDENT

ANGLO-CANADIAN URANIUM CORP.

Per: _____
        Authorized Signatory

KLE\032101\EAST CANYON WASH PROPERTY\5366

- 6 -

ANGLO-CANADIAN URANIUM CORP.

SCHEDULE A - CLAIMS

AREA 1 - NORLAN

Claim #	Series	TWP	AGR	EXPIRY	USAC
NC#1	25	T31V	R24E	1/15/06	
NC#2	24	T31S	R24E	1/12/06	
NC#3	22	T21E	R24E	1/7/06	
NC#4	25	T31E	R24E	1/13/06	
NC#5	26	T31E	R34E	9/1/06	370744
NC#6	28	T31E	R34E	9/1/06	370743
NC#7	25	T31E	R24E	9/1/06	370746
NC#8	22	T31E	R24E	9/1/06	370747
NC#9	36	T31E	R24E	7/12/06	
NC#10	24	T31E	R24E	1/12/06	
NC#11	26	T31E	R24E	1/12/06	
NC#12	26	T31E	R24E	1/12/06	
NC#13	26	T31S	R24E	1/12/06	
NC#14	26	T31E	R24E	1/12/06	
NC#15	26	T31E	R24E	1/12/06	
NC#16	26	T31E	R24E	1/12/06	
NC#17	26	T31E	R24E	1/12/06	
NC#18	25	T31S	R24E	1/12/06	
NC#19	26	T31E	R24E	1/12/06	
NC#20	35	T31E	R24E	1/15/06	
NC#21	26	T31E	R24E	1/12/06	
NC#22	28	T31E	R24E	1/7/06	
NC#23	33	T31E	R242	1/12/06	
NC#24	15	T31E	R24E	9/1/06	370748

AREA 4 - SCHN-N

LC #2	5	T33E	R25E	9/1/06	370040
LC #3	5	T33E	R24E	9/1/06	370041
LC #4	7	T31E	R25E	9/1/06	370042
LC #7	5	T31E	R25E	9/1/06	370043
LC #8	5	T33E	R24E	9/1/06	370044
LC #9	5	T32E	T32E	9/1/06	370045
LC #10	5	T32E	T32E	9/1/06	370046
LC #11	5	T32S	T32S	9/1/06	270047
LC #12	5	T32E	T32E	9/1/06	370048
LC #13	5	T32E	T32E	9/1/06	370049
LC #14	5	T32E	T32E	9/1/06	370050
LC #15	5	T32E	T32E	9/1/06	370051
LC #16	5	T32E	T32E	9/1/06	370052
LC #17	5	T32E	T32E	9/1/06	370053
LC #18	7	T32E	T32E	9/1/06	370054

These claims are situated in San Juan County in the State of Utah.

KLE\03210\EAST CANYON WASH PROPERTY\5366

AMENDMENT No. 1TO OPTION AGREEMENT
DATED NOVEMBER 8, 2005 BETWEEN
EMERALD ISLE INVESTMENTS, LTD.
AND ANGLO-CANADIAN URANIUM CORP.

BETWEEN:

        Emerald Isle Investments, Ltd., of
        6371 Richmond Avenue, Suite 200
        Houston, Texas 77057

        (hereinafter called the "Optionor")

OF THE FIRST PART

AND:

        Anglo-Candian Uranium Corp., of
        Suite 1150-355 Burrard Street
        Vancouver, British Columbia V6C 2G8

        (hereinafter called "Optionee")

OF THE SECOND PART

WHEREAS the parties entered into an option agreement (the "Option Agreement") dated November 8, 2005 providing for the granting of an option by the Optionor to the Optionee of a 100% interest in 39 uranium and vanadium mineral claims situated in San Juan County, Utah;

AND WHEREAS the actual number of uranium and vanadium mineral claims granted by the Optionor to Optionee is 20 uranium and vanadium mineral claims and the parties wish to amend the Option Agreement to reflect the optioning of the lesser number of uranium and vanadium claims, said claims are reflected in Exhibit "A" attached and incorporated hereto;

NOW THEREFORE in consideration of the premises and the mutual covenants and promises herein contained, the parties hereto agree as follows:

      Paragraph 1.1 of the Option Agreement shall be modified and amended as follows:

1.1 The Option shall be irrevocable and shall be open for exercise by payment by the Optionee and GeoXplor, Corp. (a Nevada Corporation) as follows:

(a)   the payment of the sum of $35,000.00 USD to the Optionor within three business days of the Optionee receiving approval from the TSX Venture Exchange to the terms of this Agreement ("Approval Date");

(b)   The issuance of a total of 600,000 shares in the capital of the Optionee to be issued as follows:

      (i)   400,000 shares to Optionor and/or assigns on Approval Date; and

      (ii)   200,000 shares to GeoXplor, Corp. and/or assigns on Approval Date.

      Paragraph 1.2 of the Option Agreement shall be modified and amended as follows:

1.2   Upon the Optionee making the payments set out in paragraphs 1.1(a) and issuing the shares as set out in paragraph 1.1(b) hereof, the Option shall be deemed to have been exercised and the Optionee shall have earned an undivided 100% interest in the Claims.

      Paragraph 2.1 of the Option Agreement shall be modified and amended as follows:

2.1   The Optionee acknowledges that its interest in the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of Net Smelter Returns payable to GeoXplor, Corp. Optionee may buy any portion of GeoXplor, Corp.'s 2% royalty at anytime for a purchase price of $100,000 per each 1% for a maximum of $200,000. Optionee may purchaser all or part of GeoXplor's 2% royalty.

      Paragraph 7.1 of the Option Agreement shall be modified and amended as follows:

7.1   The Option shall forthwith terminate:

      (a) upon the failure of the Optionee to make any of the payments or issue any shares to the Optionor as specified in paragraph 1 hereof by the dates specified;

      (b) upon the Optionee giving notice of termination to the Optionor; or

      (c) upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionor of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

      The option Agreement and Amendment No. 1 to the Option Agreement shall with respect to all other terms and conditions remain in full force and effect.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of October **5th**, 2006.

EMERALD ISLE INVESTMENTS, LTD.

By: _____ president

W. Scott Thompson, it's President

ANGLO-CANADIAN URANIUM CORPORATION

By: _____

Len Harris, it's President

Exhibit "A"

Area #1 (5 claims) -		UMC #
	1.	376744
	2.	376745
	3.	376746
	4.	376747
	5.	376748

Area #6 (15 claims) Locuist Mine -		UMC#
	1.	378040
	2.	378041
	3.	378042
	4.	378043
	5.	378044
	6.	378045
	7.	378046
	8.	378047
	9.	378048
	10.	378049
	11.	378050
	12.	378051
	13.	378052
	14.	378053
	15.	378054

AMENDMENT No. 2 TO OPTION AGREEMENT
DATED OCTOBER 12, 2005 BETWEEN
GEOXPLORE, CORP. AND EMERALD ISLE INVESTMENTS, LTD.

BETWEEN:

      GeoXplor, Corp.
      PMB 293, Suite 109, 3655 West Anthem Way
      Anthem, Arizona 85086

      (hereinafter called the "Optionor")

OF THE FIRST PART

AND:

      Emerald Isle Investments, Ltd., of
      6371 Richmond Avenue, Suite 200
      Houston, Texas 77057

      (hereinafter called "Optionee")

OF THE SECOND PART

WHEREAS the parties entered into an option agreement (the "Option Agreement") dated October 12, 2005 providing for the granting of an option by the Optionor to the Optionee of a 100% interest in 39 uranium and vanadium mineral claims situated in San Juan County, Utah;

AND WHEREAS the actual number of uranium and vanadium mineral claims granted by the Optionor to Optionee is 20 uranium and vanadium mineral claims and the parties wish to amend the Option Agreement to reflect the optioning of the lesser number of uranium and vanadium claims, said claims are reflected in Exhibit "A" attached and incorporated hereto;

NOW THEREFORE in consideration of the premises and the mutual covenants and promises herein contained, the parties hereto agree as follows:

      Paragraph 1 of the Option Agreement shall be modified and amended as follows:

1.   The Option shall be irrevocable and shall be open for exercise by payment by the Optionee as follows:

(a)   The issuance of a total of two hundred thousand (200,000) shares of common stock of Anglo-Canadian Uranium Corporation payable forthwith after Anglo-Canadian

Uranium Corporation obtains all necessary regulatory approvals including the TSX Venture Exchange, as applicable.

(b)   The payment of the sum of thirty-five thousand ($35,000.00 USD) as follows:

     (i)   Three thousand five hundred USD ($3,500.00) payable within five (5) business days of the execution of this Agreement;

     (ii)   Thirty-one thousand dollars ($31,500.00 USD) payable upon Anglo-Canadian Uranium Corporation obtaining all necessary regulatory approvals including the TSX Venture Exchange.

(c)   Upon the Optionee issuing the shares as set out in paragraph 1(a) and making the payments set out in paragraph 1(b) hereof, the Option shall be deemed to have been exercised and the Optionee shall have earned an undivided 100% interest in the Claims.

Paragraph 2 of the Option Agreement shall be modified and amended as follows:

2.   As additional consideration for the Optionor entering into this Agreement, the Optionee acknowledges that its interest in the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of Net Smelter Returns payable to the Optionor. Optionee may buy any portion of the Optionor's 2% royalty at anytime for a purchase price of $100,000 per each 1% for a maximum of $200,000. Optionee may purchase at Optionee's option all or part of Optionor's 2% royalty.

Paragraph 4 of the Option Agreement shall be modified and amended as follows:

4.   Optionee shall **not** have a work commitment to explore or develop the 25 uranium and vanadium mineral claims.

Paragraph 10 of the Option Agreement shall be modified and amended as follows:

10.   During the currency of this Agreement the Optionee agrees to:

     (a)   keep the Claims free and clear of all liens and encumbrances arising from its operations hereunder and in good standing by doing and filing all necessary work and payment of all taxes required to be paid and by doing all other acts and things and making all other payments required to be made which may be necessary in that regard;

     (b)   conduct all work on or with respect to the Claims in a careful and miner like manner and in accordance with the applicable laws of the State of Utah and indemnify and hold harmless the Optionor from any and all claims, suits or actions made or brought against the Optionor as a result of work done by the Optionee on or with respect to the Claims;

     (c)   obtain and maintain, or cause any contractor engaged by the Optionee to obtain and maintain, during any period in which active work is carried out

From:FORSTER DRILLING CORP   7132668024   10/05/2006 13:52   #121 P.008/010

09/30/2006 21:57   6237427016   JOHN O RUD   PAGE 03/03
02/13/2007 11:40 FAX 604 926 0466   ASHWORTH EXPLORATIONS   ☑004
FROM :The McCall Law Firm   FAX NO. :817 274 1765   Sep. 15 2006 01:23PM P4

hereunder, adequate workers' compensation insurance in accordance with the applicable laws of the State of Utah;

(d)   permit the Optionor or its representative, duly authorized by it, in writing, at its own risk and expense, access to the Claims at all reasonable times; and

(e)   keep the Claims in good standing, i.e. Annual Maintenance Fees shall be paid annually and timely.

Paragraph 11 of the Option Agreement shall be modified and amended as follows:

11.   The Option shall forthwith terminate:

     (a) upon the failure of the Optionee to make any of the payments or issue any shares to the Optionor as specified in paragraph 1 hereof by the dates specified;

     (b) upon the Optionee giving notice of termination to the Optionor; or

     (c) upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionor of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

The option Agreement and Amendment No. 1 to the Option Agreement shall with respect to all other terms and conditions remain in full force and effect.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of September 27, 2006.

GEOXPLOR, CORP.

By: _____

   John Rud, it's President

EMERALD ISLE INVESTMENTS, LTD.

By: _____

   W. Scott Thompson, it's President

hereunder, adequate workers' compensation insurance in accordance with the applicable laws of the State of Utah;

(d)   permit the Optionor or its representative, duly authorized by it, in writing, at its own risk and expense, access to the Claims at all reasonable times; and

(e)   keep the Claims in good standing, i.e. Annual Maintenance Fees shall be paid annually and timely.

Paragraph 11 of the Option Agreement shall be modified and amended as follows:

11.   The Option shall forthwith terminate:

   (a) upon the failure of the Optionee to make any of the payments or issue any shares to the Optionor as specified in paragraph 1 hereof by the dates specified;

   (b) upon the Optionee giving notice of termination to the Optionor; or

   (c) upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionor of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

The option Agreement and Amendment No. 1 to the Option Agreement shall with respect to all other terms and conditions remain in full force and effect.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of September _____, 2006.

GEOXPLOR, CORP.

By: _____

John Rud, it's President

EMERALD ISLE INVESTMENTS, LTD.

By: _____ President

W. Scott Thompson, it's President

Exhibit "A"

Area #1 (5 claims) -		UMC #
	1.	376744
	2.	376745
	3.	376746
	4.	376747
	5.	376748

Area #6 (15 claims) Locuist Mine -		UMC#
	1.	378040
	2.	378041
	3.	378042
	4.	378043
	5.	378044
	6.	378045
	7.	378046
	8.	378047
	9.	378048
	10.	378049
	11.	378050
	12.	378051
	13.	378052
	14.	378053
	15.	378054

Spider Rock Claims

ASSIGNMENT AGREEMENT

THIS AGREEMENT is dated for reference the __31st__ day of March, 2006.

BETWEEN:

EMERALD ISLE INVESTMENTS, LTD. AND OR ASSIGNS, a Nevada
Corporation having its offices located at 200 – 6371 Richmond Avenue,
Houston, Texas, U.S.A., 77057

("Emerald")

OF THE FIRST PART

AND:

ANGLO-CANADIAN URANIUM CORP., a body corporate having its offices
located at 1150 - 355 Burrard Street, Vancouver, British Columbia, V6C 2G8

("Anglo")

OF THE SECOND PART

WHEREAS:

A.   Emerald entered into an option agreement (the "Option Agreement") with H & H Stone
Company, Inc., Fred Holley and Marty Holley (collectively "H & H") dated February 9, 2006 pursuant
to the terms of which Emerald was granted an option (the "Option") for the purchase of up to a 100%
interest in four uranium and vanadium mineral claims known as the Spider Rock Claims situated in
Colorado;

B.   Emerald has agreed to assign and transfer (the "Assignment") to Anglo and Anglo has agreed to
acquire from Emerald all of Emerald's right, title, interest and obligations in the Option Agreement in
accordance with the terms and conditions contained herein;

C.   Anglo has agreed to be bound by the terms of the Option Agreement after the date of execution
hereof; and

D.   H & H has agreed to consent to the Assignment.

WITNESSETH that for and in consideration of the premises and of the respective and mutual
covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.   Emerald hereby bargains, sells, assigns and transfers to Anglo all its right, title and interest in
and to the Option Agreement and all benefits, advantages and obligations to be derived therefrom in
consideration of the following.

- 2 -

2.   The payment of the sum of $25,000 U.S. and the issuance of 200,000 shares in the capital of Anglo to Emerald within three business days of Anglo receiving TSX Venture Exchange approval to the terms of this Agreement ("Approval Date").

3.   The issuance of 200,000 shares in the capital of Anglo to Emerald one year from the Approval Date.

4.   Emerald represents and warrants to Anglo it is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein and that it has taken all corporate actions necessary to enter into this Agreement.

5.   Anglo represents and warrants to Emerald it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein and that it has taken all corporate actions necessary to enter into this Agreement.

6.   Anglo from and after the date of execution of this Agreement will and does hereby assume and agree to be bound by the terms of the Option Agreement and all of the covenants and agreements of Emerald contained therein to the same extent as if Anglo has been named therein in the place and stead of Emerald. For the sake of greater certainty this includes the issuance of the 100,000 shares referred to in paragraph 3 of the Option Agreement.

7.   Anglo will indemnify and save Emerald harmless from and in respect of all losses, damages, expenses, liabilities and costs sustained or incurred by Emerald resulting in any way, whether directly or indirectly, by a default or breach by Anglo under the Option Agreement or work carried out on the mineral claims from and after the date of execution of this Agreement.

8.   Emerald will remain liable under the Option Agreement up to the date of execution of this Agreement and will indemnify and save H & H harmless from and in respect of all losses, damages, expenses, liabilities and costs sustained or incurred by H & H resulting in any way, whether directly or indirectly, by a default or breach by Emerald under the Option Agreement prior to the date of execution of this Agreement.

9.   The rights of neither party shall be prejudiced by events beyond a party's reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the mineral claims hereof all time herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly.

10.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

11.   Any issuance of shares required to be made pursuant to the Option Agreement or this Agreement shall be delivered to Emerald in the manner for the giving of notice as herein provided and

FROM :The McCall Law Firm   FAX NO. :817 274 1765   Apr. 03 2006 03:57PM P4

MAR. -27' 06 (MON) 22:05   RE/MAX ACCLAIMED BLUEASH   TEL:513 985 5480   P. 001

FROM : The McCall Law Firm   FAX NO. :817 274 1765

- 3 -

12.　　Time shall be of the essence of this Agreement and should the parties fix new dates for the performance of any obligation, time shall thereafter again be of the essence of this Agreement.

13.　　This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia.

14.　　The parties will from time to time, as necessary, do and execute or cause to be done and executed all acts, documents, deeds, conveyances and other instruments which may reasonably be necessary or advisable to carry out the intent of this Agreement.

15.　　This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

EMERALD ISLE INVESTMENTS, LTD
~~EMERALD MINERALS LIMITED~~

Per: _____
　　Authorized Signatory

ANGLO-CANADIAN URANIUM CORP.

Per: _____
　　Authorized Signatory

710-N 100 W
BEAVER UT
54713

Tel. 435 438 2628

STAKING AGREEMENT   MAY 28/06
STEVE HODGES / ANGLO-CANADIAN

ANGLO WILL PAY HODGES $200.00 PER DAY TO
STAKE UP TO 80 CLAIMS KNOWN AS THE
SHEEP ROCK CLAIMS, AS WELL AS RELATED COST.
ANGLO WILL PAY A FINDERS FEE OF $10,000.00 PLUS
60,000 SHARES IN ITS CAPITAL AND A 2% NSR
ROYALTY. THIS AGREEMENT INCLUDES A 1 MILE
AREA OF INTEREST.



_____   _____
STEVE HODGES   ANGLO-CANADIAN

**Joseph Claims**


ASSIGNMENT AGREEMENT


THIS AGREEMENT is dated for reference the _27 h_ day of March, 2006.

BETWEEN:

> <u>EMERALD ISLE INVESTMENTS, LTD. AND OR ASSIGNS</u>, a Nevada Corporation having its offices located at 200 – 6371 Richmond Avenue, Houston, Texas, U.S.A., 77057
>
> ("Emerald")

OF THE FIRST PART

AND:

> <u>ANGLO-CANADIAN URANIUM CORP.</u>, a body corporate having its offices located at 1150 - 355 Burrard Street, Vancouver, British Columbia, V6C 2G8
>
> ("Anglo")

OF THE SECOND PART

WHEREAS:

A.   Emerald entered into an option agreement (the "Option Agreement") with Fred Holley and Marty Holley (collectively "H & H") dated February 21, 2006 pursuant to the terms of which Emerald was granted an option (the "Option") for the purchase of up to a 100% interest in one hundred and six uranium and vanadium mineral claims known as the Joseph Claims situated in Colorado;

B.   Emerald has agreed to assign and transfer (the "Assignment") to Anglo and Anglo has agreed to acquire from Emerald all of Emerald's right, title, interest and obligations in the Option Agreement in accordance with the terms and conditions contained herein;

C.   Anglo has agreed to be bound by the terms of the Option Agreement after the date of execution hereof; and

D.   H & H has agreed to consent to the Assignment.

WITNESSETH that for and in consideration of the premises and of the respective and mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.   Emerald hereby bargains, sells, assigns and transfers to Anglo all its right, title and interest in and to the Option Agreement and all benefits, advantages and obligations to be derived therefrom in consideration of the following.

2.   The payment of the sum of $65,000 U.S. and the issuance of 200,000 shares in the capital of Anglo to Emerald within three business days of Anglo receiving TSX Venture Exchange approval to the terms of this Agreement ("Approval Date").

KLE\032101\JOSEPH CLAIMS\5557

- 2 -

3. The issuance of 200,000 shares in the capital of Anglo to Emerald one year from the Approval Date.

4. Emerald represents and warrants to Anglo it is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein and that it has taken all corporate actions necessary to enter into this Agreement.

5. Anglo represents and warrants to Emerald it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein and that it has taken all corporate actions necessary to enter into this Agreement.

6. Anglo from and after the date of execution of this Agreement will and does hereby assume and agree to be bound by the terms of the Option Agreement and all of the covenants and agreements of Emerald contained therein to the same extent as if Anglo has been named therein in the place and stead of Emerald. For the sake of greater certainty this includes the issuance of up to 200,000 shares referred to in paragraph 1 of the Option Agreement and the 2% Net Smelter Return Royalty referred to in paragraph 5 of the Option Agreement.

7. Anglo will indemnify and save Emerald harmless from and in respect of all losses, damages, expenses, liabilities and costs sustained or incurred by Emerald resulting in any way, whether directly or indirectly, by a default or breach by Anglo under the Option Agreement or work carried out on the mineral claims from and after the date of execution of this Agreement.

8. Emerald will remain liable under the Option Agreement up to the date of execution of this Agreement and will indemnify and save H & H harmless from and in respect of all losses, damages, expenses, liabilities and costs sustained or incurred by H & H resulting in any way, whether directly or indirectly, by a default or breach by Emerald under the Option Agreement prior to the date of execution of this Agreement.

9. The rights of neither party shall be prejudiced by events beyond a party's reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the mineral claims hereof all time herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly.

10. Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by prepaid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

11. Any issuance of shares required to be made pursuant to the Option Agreement or this Agreement shall be delivered to Emerald in the manner for the giving of notice as herein provided and shall be subject to any resale restrictions, as applicable, pursuant to the Securities Act (British Columbia), policies of the TSX Venture Exchange and U.S. securities legislation.

KLM\092101\JOSEPH CLAIMS\5557

- 3 -

13.   This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia.

14.   The parties will from time to time, as necessary, do and execute or cause to be done and executed all acts, documents, deeds, conveyances and other instruments which may reasonably be necessary or advisable to carry out the intent of this Agreement.

15.   This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

EMERALD MINERALS LIMITED

Per: _____
          Authorized Signatory

ANGLO-CANADIAN URANIUM CORP.



Per: _____
          Authorized Signatory

FROM : The McCall Law Firm   FAX NO. :817 274 1765   Apr. 06 2006 03:42PM P13

- 3 -

13.   This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia.

14.   The parties will from time to time, as necessary, do and execute or cause to be done and executed all acts, documents, deeds, conveyances and other instruments which may reasonably be necessary or advisable to carry out the intent of this Agreement.

15.   This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

EMERALD ISLE INVESTMENTS, LTD.
~~EMERALD MINERALS LIMITED~~



Per: _____
        Authorized Signatory

ANGLO-CANADIAN URANIUM CORP.



Per: _____
        Authorized Signatory

CONSENT TO ASSIGNMENT AGREEMENT

THIS AGREEMENT is dated for reference the 3D day of March 2006.

BETWEEN:

ANGLO-CANADIAN URANIUM CORP., a body corporate having its offices located at 1150 – 355 Burrand Street, Vancouver, British Columbia, V6C 2G8

(Anglo)

OF THE FIRST PART

AND:

FRED HOLLEY AND MARTY HOLLEY OF SPIDER ROCK MINING COMPANY LLC, having their offices located at 303 W. 3rd Street PO Box 246 Dove Colorado USA 81324

(Collectively "Spider Rock")

OF THE SECOND PART

WHEREAS:

A.   Emerald Isle Investments, LTD. ("Emerald") entered into an option agreement (the "Option Agreement") with Spider Rock dated February 21, 2006 pursuant to the terms of which Emerald was granted an option (the "Option") for the purchase of up to 100% interest in one hundred and six uranium and vanadium claims known as the Joseph Claims situated in Colorado.

B.   Emerald has agreed to assign and transfer (the "Assignment") to Anglo and Anglo has agreed to acquire from Emerald all of Emerald's right, title, interest and obligations in the Option Agreement in accordance with the terms and conditions contained herein:

C.   Anglo has agreed to be bound by the terms of the Option Agreement after the date of execution hereof; and

D.   Spider Rock has agreed to consent to the Assignment

WITNESSETH that for and in consideration of the premises and of the respective and mutual covenants and agreements hereinafter contained, the parties hereto agree as follows;

Anglo represents and warrants to Emerald it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this agreement and to carry out the transaction contemplated herein and that it has taken all corporate actions necessary to enter into this agreement.

2.   Anglo from and after the date of execution of this Agreement will and does hereby assume and agree to be bound by the terms of the Option Agreement and all of the covenants and agreements of Emerald contained therein to the same extent as if Anglo has been named therein in the place and stead of Emerald. For the sake of greater certainty this includes the issuance of up to 200,000 shares referred to in paragraph 3 of the Option Agreement and 2% Net Smelter Royalty referred to in paragraph 5 of the Option Agreement. Spider Rock agrees Anglo and not Emerald shall from and after the date of execution of this Agreement, be responsible for all losses, damages, liabilities and costs sustained or incurred by Spider Rock.

3. The rights of neither party shall be prejudiced by events beyond a party's reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as the may affect exploration and development of the mineral claims hereof all time herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly.

4. Spider Rock agrees and consents to the terms of the Agreement.

5. Any Notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

6. Any issuance of shares required to be made pursuant to the Option Agreement shall be delivered to Spider Rock in the manner for the giving of notice as herein provided and shall be subject to any resale restrictions, as applicable, pursuant to the Securities Act (British Columbia) policies of the TSX Venture Exchange and the US securities legislation.

7. Time shall be of the essence of this Agreement and should the parties fix new dates for the performance of any obligation, time shall thereafter again be of the essence of this Agreement.

8. This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia.

9. The parties will from time to time, as necessary, do and execute or cause to be done and executed all acts, documents, deeds, conveyances and other instruments which may reasonably be necessary or advisable to carry out the intent of this Agreement.

10. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

ANGLO-CANADIAN URANIUM CORP.



Per: _____

Authorized Signatory



Fred Holley

Marty Holley

OPTION AGREEMENT

THIS AGREEMENT dated the ___21st___ day of February, 2006.

BETWEEN:

> Fred Holley and Marty Holley, whose principal place of business is located:
>
> P.O. Box 246
> Dove Creek, Colorado 81324
>
> (hereinafter called the "Optionor")


OF THE FIRST
PART

AND:

> Emerald Isle Investments, Ltd., a Nevada Corporation, which has its principal place of business located:
>
> 6371 Richmond Ave., Suite 200
> Houston, Texas 77057
>
> (hereinafter called the "Optionee")


OF THE SECOND
PART

WHEREAS:

A.   The Optionor is the beneficial owner of an undivided 100% interest in one hundred six (106) uranium and vanadium mineral claims (the "Claims") which are known as the "Joseph Claims" as more particularly described in Schedule "A" attached hereto, situated in Montrose County, Colorado; and

B.   The Optionor has agreed to grant an option to sell all of its interest in and to the Claims to the Optionee and/or Optionee's assigns upon the following terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the Optionor hereby gives and grants to the Optionee the sole and exclusive option ("Option") to purchase all of the Optionor's right, title and interest in and to the Claims subject to the following terms and conditions:

F.H. M.H

Option Agreement   - 1 -

1.   The Option shall be irrevocable and shall be open for exercise by payment of the following to Optionor by the Optionee as follows:

a) The payment of the sum of fifty thousand dollars ($50,000.00 USD) within fifteen (15) business days of the mutual execution of this Agreement provided that Optionor has given proof of its ownership of the Claims; and the issuance by Optionee of 100,000 restricted common shares of a company to be designated solely by Optionee to Optionor and/or assigns within 120 days of execution of this Agreement; and

b) the payment at Optionee's option of either the sum of one hundred thousand dollars ($100,000.00 USD) or the sum of fifty thousand ($50,000.00 USD) and the issuance by Optionee of 100,000 restricted common shares of a company to be designated solely by Optionee to Optionor and/or assigns upon the first anniversary date of the execution of this Agreement.

2.   Upon the Optionee making the payments set out in paragraph 1, the Option shall be deemed to have been exercised and the Optionee shall have earned an undivided 100% interest in the Claims.

3.   The Optionee shall have the sole right to designate the company from which said shares enumerated in paragraph 1 shall be issued to Optionor.

4.   The Optionee shall pay the filing fees currently due for filing the Claims with the Bureau of Land Management. It is expected that such fees will not exceed $15,000.00. The Optionor will assist the Optionee in properly filing said fees.

5.   As additional consideration for the Optionor entering into this Agreement, the Optionee acknowledges that its interest in the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of Net Smelter Returns payable to the Optionor.

6.   For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Optionee from a smelter or other place of sale or treatment in respect of all ore removed by the Optionee from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Optionor hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Optionee. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims, the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered upon written request to the Optionor. Optionor shall then have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Optionor or his representative duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Optionee as are relevant to the determination of Net Smelter Returns, and at his own expense, to make copies thereof.

A.H. M.H
Option Agreement   - 2 -

7.   During the term of this Agreement, the Optionee shall have the exclusive possession and control of the Claims and the right by its employees, agents, or contractors to explore, prospect, examine and develop the Claims in such a manner as the Optionee, in its sole discretion shall decide.

8.   The Optionor represents and warrants that it is the beneficial owner of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind; that the Claims are in good standing and that it has full power, absolute authority and capacity to enter into this Agreement without obtaining the consent of any other person or body corporate; and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein. Optionor will provide a letter from their counsel that Optionor is the sole owner of the Claims.

9.   The Optionee represents and warrants that it is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada with full power, absolute authority, and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

10.   Any payment required to be made hereunder shall be made payable and delivered in the manner for the giving of notice as herein provided.

11.   The Optionor agrees to execute and deliver to the Optionee such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Optionee concurrently upon the execution of the exercise of the Option. The Optionee has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to affect a transfer of the recorded ownership of the Claims to the Optionee and/or the Optionee's assigns.

12.   Optionor desires to provide trucking services for any ore mined from the Joseph claims to the mill processing such ore and also desires to provide exploration services at the Joseph claims. Optionee agrees to contract with Optionor to provide said services if Optionor's bid to provide said services is competitively priced, can be completed in a timely and workmanlike manner and is in the best interest of Optionee.

13.   Optionor shall have the right to remove its machinery, equipment or supplies located on or in the Claims within 60 days of the mine opening.

14.   During the currency of this Agreement the Optionee agrees to:

    (a)   keep the Claims free and clear of all liens and encumbrances arising from its operations hereunder and in good standing by doing and filing all necessary work and making payment of all taxes required to be paid and by doing all other acts and things and making all other payments required to be made which may be necessary in that regard; and

F/K M.H
Option Agreement

- 3 -

(b)   conduct all work on or with respect to the Claims in a careful and miner like manner and in accordance with the applicable laws of the State of Colorado, including all reclamation work, and indemnify and hold harmless the Optionor from any and all claims, suits or actions made or brought against the Optionor as a result of work done by the Optionee on or with respect to the Claims.

15.   The Option shall forthwith terminate:

(a) upon the failure of the Optionee to make any of the payments as specified in paragraph 1 hereof by the dates specified;

(b) upon the Optionee giving notice of termination to the Optionor; or

(c) upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionor of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

16.   Upon termination of the Option all obligations or liabilities hereunder of whatever nature of the parties shall cease. The Optionee shall have the right for ninety days thereafter to remove any machinery, equipment or supplies brought on to the Claims by it.

17.   In the event Optionee terminates the Option, the Optionee shall forthwith transfer the Claims to the Optionor for the sum of $10.00.

18.   The rights of neither party shall be prejudiced by events beyond a party's reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the Claims but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly. Each party agrees to cooperate with the other in applying for and obtaining all required federal, territorial, provincial and other governmental approvals.

19.   The data and information coming into the possession of the Optionor by virtue of this Agreement shall be kept confidential and shall not be disclosed to third parties without the written consent of the Optionee.

20.   Nothing in this Agreement shall be deemed to constitute the Optionor the partner of the Optionee except as specifically provided the agent of the other. Each party agrees to indemnify and hold the other harmless from and against the breaches of its representations, warranties, or agreements hereunder and from and against any negligent or intentional acts by it or any of its officers, agents or employees.

Option Agreement   - 4 -

21.   Time shall be of the essence of this Agreement, and should the parties fix new dates for the performance of any obligation, time shall thereafter again be of the essence of this Agreement.

22.   This Agreement shall be construed with and governed by the laws of the State of Nevada. All references herein to sums of money shall be deemed to refer to the currency of the United States.

23.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately, and if so mailed shall be deemed to have been given on the seventh postal delivery day following the date of mailing.

24.   The Optionor will indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by him and contained in this Agreement. The Optionor acknowledges and agrees that the Optionee has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

25.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

26.   This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

27.   The undersigned hereby acknowledges and consents to:

(a)   the disclosure to any and all regulatory authorities of all personal information of the undersigned obtained by the Optionee; and

(b)   the collection, use and disclosure of such personal information by any and all other regulatory authorities in accordance with their requirements, including the provision to third party service provides, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

Optionor:



Fred Holley

Date: 2-21-2006

F-H M,H
Option Agreement   - 5 -



Marty Holley

Date: 2-21-2006

Emerald Isle Investments, Ltd.



By: W. Scott Thompson, President

Date: 3- 6- 2006

Eff: M.H
Option Agreement

SCHEDULE "A"

Name of Claim   Record Number

Situated in Montrose County, Colorado.

Option Agreement   - 7 -

Extension of Option Agreement for the Joseph Claims

Fred Holley, and Marty Holley for the due consideration of $10.00 hereby agree to extend the date for Emerald Isle Corporation to tender $50,000.00 pursuant to the Option Agreement dated February 21, 2006 to purchase the Joseph Claims. Said $ 50,000.00 was due on or before March 14th, 2006 and is now hereby extended to be due and payable on or before April 10, 2006.

Dated March 30th, 2006



_____
Marty Holley

_____
Fred Holley

THIS AGREEMENT dated the 5th day of August, 2006.

BETWEEN:

DAVID JAVORSKY, having an office at
818 – 470 Granville Street, Vancouver, British Columbia V6C 1V5 and

JOHN McGORAN, having an office at
206 – 837 West Hastings Street, Vancouver, British Columbia V6C 3N6

(hereinafter collectively called the "Vendors")

OF THE FIRST PART

AND:

ANGLO-CANADIAN URANIUM CORP., of Suite 1150 –
355 Burrard Street, Vancouver, British Columbia V6C 2G8

(hereinafter called the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.   The Vendors are the recorded and beneficial owners of an undivided 100% interest in the mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto; and

B.   The Vendors are desirous of selling the Claims to the Purchaser and the Purchaser is desirous of purchasing the Claims from the Vendors upon the following terms and conditions;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto have agreed and do hereby agree as follows:

1.   The Vendors represent and warrant that they are the recorded and beneficial owners of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that they have full power, absolute authority and capacity to enter into this Agreement without first obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

2.   The Purchaser represents and warrants to the Vendors it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

KLE\032101\JAVORSKI\5617

3.1   The Vendors agree to sell to the Purchaser and the Purchaser agrees to purchase the Claims from the Vendors in consideration of the following:

(a)   the payment of the sum $5,000 to the Vendors (as to 50% each) payable concurrently upon the execution of this Agreement;

(b)   the issuance of 50,000 shares in the capital of the Purchaser to be delivered to the Vendors (as to 50% each) within three business days of the Purchaser receiving approval from the TSX Venture Exchange to the terms of this Agreement (the "Approval Date");

(c)   the payment of the sum of $5,000 to the Vendors (as to 50% each) on or before the one year anniversary date from the Approval Date;

(d)   the issuance of 50,000 shares in the capital of the Purchaser to be delivered to the Vendors (as to 50% each) on or before the one year anniversary date from the Approval Date.

3.2   The Vendors hereby acknowledge and agree the total consideration payable to them for the Claims is limited to the cash and shares referred to in paragraphs 3.1(a) to (d) hereof in connection with the sale of the Claims and the Net Smelter Returns royalty referred to in paragraph 4 hereof and the Vendors shall have no further interest in or to the Claims acquired by the Purchaser.

4.1   As additional consideration for the Vendors entering into this Agreement, the Purchaser acknowledges that the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of net smelter returns payable to the Vendors as to 50% each.

4.2   For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Purchaser from a smelter or other place of sale or treatment in respect of all ore removed by the Purchaser from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Vendors hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Purchaser. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Vendors, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Vendors or their representatives duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Purchaser as are relevant to the determination of Net Smelter Returns and at their own expense to make copies thereof.

4.3   The Purchaser shall have the right at any time to purchase the Net Smelter Return Royalty by the payment of the sum of $300,000 to the Vendors for each 1% Net Smelter Return Royalty.

5.   Any payment or issuance of shares required to be made shall be made payable and delivered in the manner for the giving of notice as herein provided.

6.   The Vendors agrees to execute and deliver to the Purchaser such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Purchaser

- 3 -

concurrently upon the execution of this Agreement. The Purchaser has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Purchaser.

7.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

8.   The Vendors will indemnify and save the Purchaser harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by them and contained in this Agreement. The Vendors acknowledge and agree that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

9.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

10.   Time shall be the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be the essence of this Agreement.

11.   This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

12.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED
BY DAVID JAVORSKY in the
presence of:

Name

Address

City

Occupation

DAVID JAVORSKY

KLE\03210\JAVORSKY\5617

SIGNED, SEALED AND DELIVERED
BY JOHN McGORAN in the
presence of:

<u>John Mc Goran</u>
Name

<u>#206 - 937 W. Hastings St</u>
Address

<u>Vancouver BC</u>
City

<u>V6C - 3N6.</u>
Occupation
Prospector.

]
]
]
]
]
]
]
]
]
]



JOHN McGORAN

ANGLO-CANADIAN URANIUM CORP.



Per: _____
Authorized Signatory

SCHEDULE "A"

Name of Claim	Tenure No.	Units	Good To.	Map No.	Hectares
Friday Cr	523822	4	2006-Dec-12	92H038	84.253
Hammilin Cooper Similkameen Pt.	525149	5	2007-Jan-12	92H038	105.300
Friday Creek	537990	12	2007-July-26	92H038	252.823
Cu-Pd Friday	528565	1	2007-Feb-18	92H038	21.063
Similkameen Bonanza	525145	4	2007-Jan-12	92H039	84.256

situated in the Similkameen Mining Division in the Province of British Columbia

.

THIS AGREEMENT dated the 5th day of August, 2006.

BETWEEN:

STEVE LAWS, having an office at
P.O. Box 1202, Princeton,
British Columbia V0X 1W0

(hereinafter called the "Vendor")

OF THE FIRST PART

AND:

ANGLO-CANADIAN URANIUM CORP., of Suite 1150 –
355 Burrard Street, Vancouver, British Columbia V6C 2G8

(hereinafter called the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.   The Vendor is the recorded and beneficial owner of an undivided 100% interest in the mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto; and

B.   The Vendor is desirous of selling the Claims to the Purchaser and the Purchaser is desirous of purchasing the Claims from the Vendor upon the following terms and conditions;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto have agreed and do hereby agree as follows:

1.   The Vendor represents and warrants that he is the recorded and beneficial owner of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that he has full power, absolute authority and capacity to enter into this Agreement without first obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

2.   The Purchaser represents and warrants to the Vendor it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

3.1   The Vendor agrees to sell to the Purchaser and the Purchaser agrees to purchase the Claims from the Vendor in consideration of the following:

(a)   the payment of the sum $5,000 to the Vendor payable concurrently upon the execution of this Agreement;

(b)   the issuance of 50,000 shares in the capital of the Purchaser to be delivered to the Vendor within three business days of the Purchaser receiving approval from the TSX Venture Exchange to the terms of this Agreement (the "Approval Date");

(c)   the payment of the sum of $5,000 to the Vendor on or before the one year anniversary date from the Approval Date;

(d)   the issuance of 50,000 shares in the capital of the Purchaser to be delivered to the Vendor on or before the one year anniversary date from the Approval Date.

3.2   The Vendor hereby acknowledges and agrees the total consideration payable to him for the Claims is limited to the cash and shares referred to in paragraphs 3.1(a) to (d) hereof in connection with the sale of the Claims and the Net Smelter Returns royalty referred to in paragraph 4 hereof and the Vendor shall have no further interest in or to the Claims acquired by the Purchaser.

4.1   As additional consideration for the Vendor entering into this Agreement, the Purchaser acknowledges that the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of net smelter returns payable to the Vendor.

4.2   For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Purchaser from a smelter or other place of sale or treatment in respect of all ore removed by the Purchaser from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Vendor hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Purchaser. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Vendor, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Vendor or his representatives duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Purchaser as are relevant to the determination of Net Smelter Returns and at their own expense to make copies thereof.

4.3   The Purchaser shall have the right at any time to purchase the Net Smelter Return Royalty by the payment of the sum of $300,000 to the Vendor for each 1% Net Smelter Return Royalty.

5.   Any payment or issuance of shares required to be made shall be made payable and delivered in the manner for the giving of notice as herein provided.

6.   The Vendor agrees to execute and deliver to the Purchaser such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Purchaser concurrently upon the execution of this Agreement. The Purchaser has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Purchaser.

7.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

8.   The Vendor will indemnify and save the Purchaser harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by him and contained in this Agreement. The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

9.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

10.   Time shall be the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be the essence of this Agreement.

11.   This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

12.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED)
BY STEVE LAWS in the)
presence of:)
_____)
Name)   STEVE LAWS
_____)
Address)
_____)
City)
_____)
Occupation

ANGLO-CANADIAN URANIUM CORP.



Per: _____

Authorized Signatory

SCHEDULE "A"

Name of Claim	Tenure No.	Units	Good To.	Map No.	Hectares
FRI	301284	20	2010-June-17	92H028	500.000
PD	536678	2	2007-July-06	92H038	42.127
Platinum	345288	1	2012-April-26	92H038	25.000
Platinum #1	345289	1	2012-April-26	92H038	25.000

situated in the Similkameen Mining Division in the Province of British Columbia

THIS AGREEMENT dated the 5th day of August, 2006.

BETWEEN:

PAT MULLIN, having an office at
160 – Halliford Avenue, Box 334, Princeton,
British Columbia V0X 1W0

(hereinafter called the "Vendor")

OF THE FIRST PART

AND:

ANGLO-CANADIAN URANIUM CORP., of Suite 1150 -
355 Burrard Street, Vancouver, British Columbia V6C 2G8

(hereinafter called the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.   The Vendor is the recorded and beneficial owner of an undivided 100% interest in the mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto; and

B.   The Vendor is desirous of selling the Claims to the Purchaser and the Purchaser is desirous of purchasing the Claims from the Vendor upon the following terms and conditions;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto have agreed and do hereby agree as follows:

1.   The Vendor represents and warrants that she is the recorded and beneficial owner of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that she has full power, absolute authority and capacity to enter into this Agreement without first obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

2.   The Purchaser represents and warrants to the Vendor it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

3.1   The Vendor agrees to sell to the Purchaser and the Purchaser agrees to purchase the Claims from the Vendor in consideration of the following:

(a)   the payment of the sum $5,000 to the Vendor payable concurrently upon the execution of this Agreement;

(b)   the issuance of 50,000 shares in the capital of the Purchaser to be delivered to the Vendor within three business days of the Purchaser receiving approval from the TSX Venture Exchange to the terms of this Agreement (the "Approval Date");

(c)   the payment of the sum of $5,000 to the Vendor on or before the one year anniversary date from the Approval Date;

(d)   the issuance of 50,000 shares in the capital of the Purchaser to be delivered to the Vendor on or before the one year anniversary date from the Approval Date.

3.2   The Vendor hereby acknowledges and agrees the total consideration payable to her for the Claims is limited to the cash and shares referred to in paragraphs 3.1(a) to (d) hereof in connection with the sale of the Claims and the Net Smelter Returns royalty referred to in paragraph 4 hereof and the Vendor shall have no further interest in or to the Claims acquired by the Purchaser.

4.1   As additional consideration for the Vendor entering into this Agreement, the Purchaser acknowledges that the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of net smelter returns payable to the Vendor.

4.2   For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Purchaser from a smelter or other place of sale or treatment in respect of all ore removed by the Purchaser from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Vendor hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Purchaser. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Vendor, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Vendor or her representatives duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Purchaser as are relevant to the determination of Net Smelter Returns and at their own expense to make copies thereof.

4.3   The Purchaser shall have the right at any time to purchase the Net Smelter Return Royalty by the payment of the sum of $300,000 to the Vendor for each 1% Net Smelter Return Royalty.

5.   Any payment or issuance of shares required to be made shall be made payable and delivered in the manner for the giving of notice as herein provided.

6. The Vendor agrees to execute and deliver to the Purchaser such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Purchaser concurrently upon the execution of this Agreement. The Purchaser has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Purchaser.

7. Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

8. The Vendor will indemnify and save the Purchaser harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by her and contained in this Agreement. The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

9. This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

10. Time shall be the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be the essence of this Agreement.

11. This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

12. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED   ]
BY PAT MULLIN in the   ]
presence of: _Violet Mullin_   ]
_____   ]   _Pat Mullin_
Name   ]   PAT MULLIN
184 Vermilion Ave.   ]
Address   ]
Princeton, B.C.   ]
City   ]
Retired   ]
Occupation

- 4 -

ANGLO-CANADIAN URANIUM CORP.



Per: _____
Authorized Signatory

SCHEDULE "A"

Name of Claim	Tenure No.	Units	Good To.	Map No.	Hectares
	509824	6	2007-May-16	92H028	126.397

situated in the Similkameen Mining Division in the Province of British Columbia

THIS AGREEMENT dated the _10th_ day of August, 2006.

BETWEEN:

> FRED HOLLEY AND MARTY HOLLEY whose principal place of business is P.O.
> Box 246, Dove Creek, Colorado, USA 81324
>
> (hereinafter collectively called the "Holleys")
>
> AND
>
> ROBERT J. MACPHERSON of 8073 – 14 E. Avenue, Burnaby, British Columbia,
> Canada V3N 2B5
>
> (hereinafter called "MacPherson")
>
> (the Holleys and Macpherson hereinafter collectively called the "Vendors")

OF THE FIRST PART

AND:

> ANGLO-CANADIAN URANIUM CORP., of Suite 1150 -
> 355 Burrard Street, Vancouver, British Columbia V6C 2G8
>
> (hereinafter called the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.   The Vendors are the recorded and beneficial owners of an undivided 100% interest in 95 mineral claims (the "Claims") as more particularly described as the O_8 1 to 95 mineral claims situate in McKinley County in the State of New Mexico; and

B.   The Vendors are desirous of selling the Claims to the Purchaser and the Purchaser is desirous of purchasing the Claims from the Vendors upon the following terms and conditions;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto have agreed and do hereby agree as follows:

1.   The Vendors represent and warrant that they are the recorded and beneficial owners of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that they have full power, absolute authority and capacity to enter into this Agreement without first obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

2.   The Purchaser represents and warrants to the Vendors it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

KLE\032101\O8\5610

3.1   The Vendors agree to sell to the Purchaser and the Purchaser agrees to purchase the Claims from the Vendors in consideration of the following:

(a)   the payment of the sum US$10,000 to the Holleys (as to 50% each) within three business days of the Purchaser receiving approval from the TSX Venture Exchange to the terms of this Agreement (the "Approval Date");

(b)   the payment of the sum of US$16,000 to MacPherson within three business days of the Approval Date;

(c)   the issuance of 100,000 shares in the capital of the Purchaser to be delivered to the Holleys (as to 50% each) within three business days of the Approval Date; and

(d)   the issuance of 100,000 shares in the capital of the Purchaser to be delivered to MacPherson within three business days of the Approval Date.

3.2   The Vendors hereby acknowledge and agree the total consideration payable to them for the Claims is limited to the cash and shares referred to in paragraphs 3.1(a) to (d) hereof in connection with the sale of the Claims and the Net Smelter Returns royalty referred to in paragraph 4 hereof and the Vendors shall have no further interest in or to the Claims acquired by the Purchaser.

4.1   As additional consideration for the Vendors entering into this Agreement, the Purchaser acknowledges that the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of net smelter returns payable to the Vendors as to 50% to the Holleys and 50% to MacPherson.

4.2   For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Purchaser from a smelter or other place of sale or treatment in respect of all ore removed by the Purchaser from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Vendors hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Purchaser. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Vendors, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Vendors or their representatives duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Purchaser as are relevant to the determination of Net Smelter Returns and at their own expense to make copies thereof.

4.3   The Purchaser shall have the right at any time to purchase the Net Smelter Return Royalty by the payment of the sum of $300,000 to the Vendors for each 1% Net Smelter Return Royalty.

5.   Any payment or issuance of shares required to be made shall be made payable and delivered in the manner for the giving of notice as herein provided.

6.	The Vendors agrees to execute and deliver to the Purchaser such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Purchaser concurrently upon the execution of this Agreement. The Purchaser has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Purchaser but beneficial ownership to the Claims shall be subject to the terms of this Agreement.

7.	Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

8.	The Vendors will indemnify and save the Purchaser harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by them and contained in this Agreement. The Vendors acknowledge and agree that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

9.	This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

10.	Time shall be the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be the essence of this Agreement.

11.	An area of common interest shall be deemed to comprise that area which is included within one mile of the outermost boundary of the Claims as at the date of this Agreement. Except as to renewals or improvements in title to mineral claims or mineral rights held by a party prior to the date of this Agreement which have not been added to the Claims, if at anytime during the subsistence of this Agreement any party (in this paragraph only called the "Acquiring Party") stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claims, license, lease, grant, concession, permit, patent, or other mineral property located wholly or partly within the area of interest referred to in paragraph 11 the Acquiring Party shall forthwith give notice to the other party of that staking or acquisition, the cost thereof and all details in possession of that party with respect to the nature of the property and the known mineralization. The other party shall have a period of thirty days to give notice of whether it elects to have such additional mineral rights form part of the Claims and the Purchaser shall pay an amount equal to the costs in acquiring the additional mineral rights.

12.	This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to U.S. funds.

13.	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

KLE\032101\O8\5610

- 4 -

SIGNED, SEALED AND DELIVERED
BY FRED HOLLEY in the
presence of:

Andrea Holley
Name

Po Box 653
Address

Dove Creek CO
City

Secretary
Occupation

]
]
]
]
]
]
]
]
]
]
]

Fred Holley
FRED HOLLEY

SIGNED, SEALED AND DELIVERED
BY MARTY HOLLEY in the
presence of:

Andrea Holley
Name

Po Box 653
Address

Dove Creek CO
City

Secretary
Occupation

]
]
]
]
]
]
]
]
]
]

Marty Holley
MARTY HOLLEY

SIGNED, SEALED AND DELIVERED
BY ROBERT J. MACPHERSON in the
presence of:

Name

Address

City

Occupation

]
]
]
]
]
]
]
]
]
]
]
]
]

ROBERT J. MACPHERSON

ANGLO-CANADIAN URANIUM CORP.

Per:
Authorized Signatory

SIGNED, SEALED AND DELIVERED
BY FRED HOLLEY in the
presence of:

]
]
]
]

_____
Name

]   FRED HOLLEY

]

_____
Address

]
]

_____
City

]
]

_____
Occupation

SIGNED, SEALED AND DELIVERED
BY MARTY HOLLEY in the
presence of:

]
]
]
]

_____
Name

]   MARTY HOLLEY

]

_____
Address

]
]

_____
City

]
]

_____
Occupation

SIGNED, SEALED AND DELIVERED
BY ROBERT J. MACPHERSON in the
presence of:

]
]
]

R.J MACPHERSON
_____
Name

]

R J Mac Pher
_____

8073 - 14th Ave   V3N 2B5
_____
Address

]   ROBERT J. MACPHERSON

]

BURNABY, BC
_____
City

]

PRESIDENT
_____
Occupation

]

ANGLO-CANADIAN URANIUM CORP.

Per:_____
     Authorized Signatory

OPTION AGREEMENT

THIS AGREEMENT dated the 22nd day of September, 2006.

BETWEEN:

> Fred Holley and Marty Holley, whose principal place of business is
> P.O. Box 246, Dove Creek, Colorado, USA, 81324
>
> (hereinafter called the "Optionors")

OF THE FIRST PART

AND:

> Anglo-Canadian Uranium Corp., of
> Suite 1150 – 355 Burrard Street
> Vancouver, British Columbia V6C 2G8
>
> (hereinafter called the "Optionee")

OF THE SECOND PART

WHEREAS:

A.   The Optionors are the beneficial owners of an undivided 100% interest in 31 mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto, situated in the State of Colorado; and

B.   The Optionors have agreed to grant an option to sell an undivided 100% interest in and to the Claims to the Optionee upon the following terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the Optionors hereby give and grant to the Optionee the sole and exclusive option ("Option") to purchase an undivided 100% interest in and to the Claims subject to the following terms and conditions:

1.1   The Option shall be irrevocable and shall be open for exercise by payment by the Optionee to the Optionors as follows:

    (a)   the payment of the sum of $20,000 U.S. within three business days of the Optionee receiving TSX Venture Exchange approval to the terms of this Agreement (the "Approval Date");

    (b)   the issuance of 100,000 shares in the capital of the Optionee within five business days from the Approval Date;

(c)   the payment of the sum of $20,000 U.S. and at the election of the Optionee the payment of the sum of $100,000 U.S. or the issuance of 100,000 shares in the capital of the Optionee within one year from the Approval Date; and

(d)   the payment of the sum of $40,000 U.S. and at the election of the Optionee the payment of the sum of $200,000 U.S. or the issuance of 200,000 shares in the capital of the Optionee within two years from the Approval Date.

1.2   Upon the Optionee making the payments and issuing the shares as set out in paragraphs 1.1(a) to 1.1(d) hereof the Option shall be deemed to have been exercised and the Optionee shall have earned an undivided 100% interest in the Claims.

1.3   All payments and share issuances made pursuant to paragraph 1.1 hereof shall be payable as to 50% to each of the Optionors and delivered in accordance with paragraph 14 hereof.

2.1   As additional consideration for the Optionors entering into this Agreement, the Optionee acknowledges that its interest in the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of Net Smelter Returns payable to the Optionors.

2.2   For the purpose of this paragraph "Net Smelter Returns" shall mean the actual proceeds received by the Optionee from a smelter or other place of sale or treatment in respect of all ore removed by the Optionee from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Optionors hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Optionee. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Optionors, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Optionors or their representative duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Optionee as are relevant to the determination of Net Smelter Returns and at his own expense to make copies thereof.

2.3   The Optionee shall at any time have the right to purchase each 1% of the 2% Net Smelter Return Royalty from the Optionors by paying the Optionors the sum of $200,000 U.S. per percentage point.

3.1   During the term of this Agreement the Optionee shall have the exclusive possession and control of the Claims and the right by its employees, agents, or contractors to explore, prospect, examine and develop the Claims in such a manner as the Optionee, in its sole discretion shall decide and based on professional geological recommendations.

4.1   The Optionors represent and warrant that they are the beneficial owners of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing

and that they have full power, absolute authority and capacity to enter into this Agreement without obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

5.1   The Optionors agree to execute and deliver to the Optionee such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Optionee concurrently upon the execution of this Agreement. The Optionee has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Optionee but beneficial ownership to the Claims shall be subject to the terms of this Agreement.

6.1.   During the currency of this Agreement the Optionee agrees to:

(a)   keep the Claims free and clear of all liens and encumbrances arising from its operations hereunder and in good standing by doing and filing all necessary work and payment of all taxes required to be paid and by doing all other acts and things and making all other payments required to be made which may be necessary in that regard; and

(b)   conduct all work on or with respect to the Claims in a careful and minerlike manner and in accordance with the applicable laws of the State of Colorado and indemnify and save the Optionors harmless from any and all claims, suits or actions made or brought against the Optionors as a result of work done by the Optionee on or with respect to the Claims.

7.1   The Option shall forthwith terminate:

(a)   upon the failure of the Optionee to make any of the payments, or issue any shares or completing the exploration expenditures as specified in paragraph 1.1 hereof by the dates specified;

(b)   upon the Optionee giving notice of termination to the Optionor; or

(c)   upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionors of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

7.2   Upon termination of the Option all obligations or liabilities hereunder of whatever nature of the parties shall cease and determine except for the obligation of the Optionee to leave the Claims free and clear of any liens, charges or encumbrances arising from its work thereon, or for materials or supplies delivered thereto at its request. The Optionee shall have the right for ninety days thereafter to remove any machinery, equipment or supplies brought on to the Claims by it.

7.3   In the event the Optionee terminates the Option, the Optionee shall, forthwith transfer any interest it has in the Claims to the Optionors for the sum of $10.00.

KLEV0321C1\WILD STEER CLAIMS\5852

- 4 -

8.   The rights of neither party shall be prejudiced by events beyond a party's reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the Claims but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly. Each party agrees to cooperate with the other in applying for and obtaining all required federal, territorial, provincial and other governmental approvals.

9.   The data and information coming into the possession of the Optionors by virtue of this Agreement shall be kept confidential and shall not be disclosed to third parties without the written consent of the Optionee.

10.   Nothing in this Agreement shall be deemed to constitute the Optionors the partner of the Optionee except as specifically provided the agent of the other. Each party agrees to indemnify and hold the other harmless from and against the breaches of its representations, warranties, or agreements hereunder and from and against any negligent or intentional acts by it or any of its officers, agents or employees.

11.   Time shall be of the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be of the essence of this Agreement.

12.   The Optionors and the Optionee acknowledge this Agreement and the issuance of any shares in the capital of the Optionee are subject to the approval of all necessary regulatory authorities including the TSX Venture Exchange as applicable and agree to promptly comply with all conditions and requirements which may be required by such regulatory authorities.

13.   This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to U.S. funds

14.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

15.   The Optionors will indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by him and contained in this Agreement. The Optionors acknowledge and agree that the Optionee has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

16.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

17.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

KLEV032101\WILD STEER CLAIMS\5852

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

FRED HOLLEY


MARTY HOLLEY


ANGLO-CANADIAN URANIUM CORP.


Per: _____

     Authorized Signatory

RUN TIME: 11:16 AM

RUN DATE: 08/19/2005
Page 1 of 3

SCHEDULE A

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: CO

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWP	RANGE	SEC	Subdiv	CTY	LOC DATE	Com Closed
CARLGM #1	CMC26012	GLEN C DOUDY ESTATE	06	040N	0120W	013	NE NW	CO043	05/25/1959	
CARLSUN #1	CMC78373	ICME GEORGE W	23	040N	0170W	013	NE NW	CO113	05/25/1959	
CARLPHIL #1	CMC78375	ICME PHILLIP F	23	040N	0120W	013	NE NW	CO113	05/25/1959	
CARLSUN #1	CMC78373	UNION CARBIDE CORP	23	040N	0170W	013	NE NW	CO113	05/25/1959	
PATSUN #1	CMC78324	GLEN C DOUDY ESTATE	23	040N	0180W	013	NW SW	CO113	05/25/1959	
PATSUN #1	CMC78324	ICME GEORGE T	23	040N	0180W	013	NW SW	CO113	05/25/1959	
PATSUN #1	CMC78324	ICME PHILLIP F	23	040N	0180W	013	NW SW	CO113	05/25/1959	
PATSUN #1	CMC78324	UNION CARBIDE CORP	23	040N	0180W	013	NW SW	CO113	05/25/1959	
SUN #1	CMC253153	HOLLEY FRED W	23	045N	0450W	012	SW	CO065	08/24/2005	
SUN #1	CMC253155	HOLLEY MARTY	23	045N	0100W	012	SW	CO065	02/24/2005	
SUN #2	CMC253156	HOLLEY FRED W	23	045N	0100W	012	SW	CO065	02/24/2005	
SUN #2	CMC253156	HOLLEY MARTY	23	045N	0100W	012	SW	CO065	02/24/2005	
SUN #3	CMC253157	HOLLEY FRED W	23	045N	0100W	012	SW	CO065	02/24/2005	
SUN #3	CMC253157	HOLLEY MARTY	23	045N	0100W	012	SW	CO065	02/24/2005	
SUN #4	CMC253158	HOLLEY FRED W	23	045N	0100W	012	SW SE	CO065	02/24/2005	
SUN #4	CMC253158	HOLLEY MARTY	23	045N	0100W	012	SW SE	CO065	02/24/2005	
SUN #5	CMC253159	HOLLEY FRED W	23	045N	0100W	012	SE	CO065	02/24/2005	
SUN #5	CMC253159	HOLLEY MARTY	23	045N	0100W	012	SE	CO065	02/24/2005	
SUN #6	CMC253160	HOLLEY FRED W	23	045N	0100W	012	SE	CO065	02/24/2005	
SUN #6	CMC253160	HOLLEY MARTY	23	045N	0100W	012	SE	CO065	02/24/2005	
SUN #7	CMC253161	HOLLEY FRED W	23	045N	0100W	013	NE	CO065	02/24/2005	
SUN #7	CMC253161	HOLLEY MARTY	23	045N	0100W	013	NE	CO065	02/24/2005	
SUN #8	CMC253162	HOLLEY FRED W	23	045N	0100W	013	NE	CO065	02/25/2005	
SUN #8	CMC253162	HOLLEY MARTY	23	045N	0100W	013	NE	CO065	02/24/2005	
SUNUP #1	CMC34848	UAV MINING CO	23	040N	0150W	023	SW	CO065	04/24/2005	
SUNUP JR	CMC34817	PETERSON JESS L	68	035N	0150W	023	SW	CO065	07/18/2005	
SUNDANCE	CMC231200	ALC-SUNDAY MINE LLC	68	040N	0120W	030	SW	CO013	07/30/2005	
SUNDAY #1	CMC3725	ALC-SUNDAY MINE LLC	23	040N	0180W	034	NE NW	CO113	04/30/1972	
SUNDAY #2	CMC3726	ALC SUNDAY MINE LLC	23	040N	0450W	013	SW SE	CO113	04/30/1972	

* DISCLOSURE - ALL INFORMATION RECEIVED IN THIS OFFICE MAY NOT YET BE LISTED ON THIS REPORT. NAMES AND ADDRESSES ARE ENTERED AS THEY APPEAR ON THE LOCAT NOTICE OR ARE ABBREVIATED TO FIT LIMITED SPACE. THEREFORE THEY MAY NOT APPEAR IN THE EXPECTED SEQUENCE. A BLANK LATEST ASSESSMENT YEAR IN THIS REPORT I NOT CONSTITUTE AN ABANDONED CLAIM.

NO WARRANTY IS MADE BY BLM FOR USE OF THE DATA FOR PURPOSES NOT INTENDED BY BLM

RUN TIME: 11:17 AM

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/IN MINER INDEX (ALPHA ORDER)
by Claim Names

RUN DATE: 08/18/2006
Page 1 of 8

GEO STATE: CO

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWP	RANGE	SEC	Subdiv	CTY	LOC DATE	Case Closed
BUCHAN	CMC265089	BUCHANALLA DAVID	06	06S	023E	030	SW SE	CO047		
BLUE MOON		HOLZER CARL	23	0120S	07 W	009	NE NW	06005	08/17/2005	
CARLSON #1	CMC26373	GLEN C DOUBY ESTATE	23	04NN	07W	013	NE NW	CO113	06/20/1959	
CARLSON #1	CMC26373	JOE GEORGE W	23	04NN	07W	010	NE NW	CO113	06/20/1959	
CARLSON #1	CMC16373	JOE PHILIP F	23	04NN	07W	013	NE NW	CO113	06/20/1959	
CARLSON #1	CMC16373	UNION CARBIDE CORP	23	04NN	07W	013	NE NW	CO047	10/03/2003	
FULL MOON	CMC123406	BUCHANALLA WILLIAM E	06	01NN	07W	020	SW SE	CO013	07/06/2004	
KATERINA MOON IV	CMC26767	CHRISTIANSEN PETER R	06	01NN	07W	020	NW	CO013	04/04/2006	
KATERINA MOON IV	CMC26948	CHRISTIANSEN PETER R	23	04NN	07W	020	NW	CO005	02/06/2005	
MOON #1	CMC263121	HOLLEY FRED W	23	04NN	07W	013	NW	CO005	02/08/2005	
MOON #8	CMC263121	HOLLEY MARTY	23	04NN	07W	013	NW	CO005	02/11/2005	
MOON #10	CMC263129	HOLLEY FRED W	23	04NN	07W	013	SW	CO005	02/11/2005	
MOON #10	CMC263130	HOLLEY MARTY	23	04NN	07W	013	SW	CO005	02/11/2005	
MOON #11	CMC263131	HOLLEY FRED W	23	04NN	07W	014	NE	CO005	02/11/2005	
MOON #11	CMC263131	HOLLEY MARTY	23	04NN	07W	014	SE	CO005	02/11/2005	
MOON #12	CMC263132	HOLLEY FRED W	23	04NN	07W	014	SE	CO005	02/11/2005	
MOON #12	CMC263132	HOLLEY MARTY	23	04NN	07W	014	SE	CO005	02/11/2005	
MOON #13	CMC263133	HOLLEY FRED W	23	04NN	07W	014	SE	CO005	02/11/2005	
MOON #13	CMC263133	HOLLEY MARTY	23	04NN	07W	014	NE	CO005	02/11/2005	
MOON #14	CMC263134	HOLLEY FRED W	23	04NN	07W	014	NE	CO044	02/11/2005	
MOON #14	CMC263134	HOLLEY MARTY	23	04NN	07W	014	NE	CO005	02/11/2005	
MOON #15	CMC263135	HOLLEY FRED W	23	04NN	07W	014	NE	CO005	02/11/2005	
MOON #15	CMC263135	HOLLEY MARTY	23	04NN	07W	014	NE	CO005	02/14/2005	
MOON #16	CMC263136	HOLLEY FRED W	23	04NN	07W	014	NE	CO005	02/19/2005	
MOON #16	CMC263136	HOLLEY MARTY	23	04NN	07W	014	NE	CO005	02/19/2005	
MOON #17	CMC263137	HOLLEY FRED W	23	04NN	07W	014	NE	CO005	02/12/2005	
MOON #17	CMC263808	HOLLEY MARTY	23	04NN	07W	014	NE	CO005	02/19/2005	
MOON #18	CMC263808	HOLLEY FRED W	23	04NN	07W	014	NE	CO005	02/19/2005	
MOON #18	CMC263138	HOLLEY MARTY	23	04NN	07W	014	NE	CO005	02/19/2005	

NO WARRANTY IS MADE BY BLM FOR USE OF THE DATA FOR PURPOSES NOT INTENDED BY BLM. NAMES AND ADDRESSES ARE ENTERED AS THEY APPEAR ON THE LOCAT
INFORMATION RECEIVED IN THIS OFFICE MAY NOT YET BE LISTED ON THIS REPORT. NAMES AND ADDRESSES ARE ENTERED AS THEY APPEAR ON THE LOCAT

* DISCLOSURE - ALL INFORMATION RECEIVED IN THIS OFFICE MAY NOT YET BE LISTED ON THIS REPORT. THEREFORE THEY MAY NOT APPEAR IN THE EXPECTED SEQUENCE. A BLANK LATEST ASSESSMENT YEAR IN THIS REPORT I
NOTICE OR ARE ABBREVIATED TO FIT LIMITED SPACE. THEREFORE THEY MAY NOT APPEAR IN THE EXPECTED SEQUENCE. A BLANK LATEST ASSESSMENT YEAR IN THIS REPORT I
NOT CONSTITUTE AN ABANDONED CLAIM.

RUN TIME: 11:17 AM

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

RUN DATE:

08/16/2006
Page 2 of 5

GEO STATE: CO

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
	CMC253139	HOLLEY FRED W	23				NE	CO065		
	CMC253138	HOLLEY MARTY	23				NE	CO065		
	CMC253172	HOLLEY FRED W	23				NW	CO065		
	CMC253112	HOLLEY MARTY	23				NW	CO065		
	CMC253140	HOLLEY FRED W	23				NE	CO065		
	CMC253148	HOLLEY MARTY	23				NE	CO065		
	CMC253141	HOLLEY FRED W	23				NE	CO065		
	CMC253141	HOLLEY MARTY	23				NE	CO065		
	CMC253142	HOLLEY FRED W	23				NE	CO065		
	CMC253142	HOLLEY MARTY	23				NE	CO065		
	CMC253143	HOLLEY FRED W	23				NE	CO065		
	CMC253143	HOLLEY MARTY	23				NW	CO065		
	CMC253129	HOLLEY FRED W	23				NW	CO065		
	CMC253123	HOLLEY MARTY	23				NW	CO065		
	CMC253124	HOLLEY FRED W	23				NE	CO065		
	CMC253124	HOLLEY MARTY	23				NE	CO065		
	CMC253125	HOLLEY FRED W	23				NE	CO065		
	CMC253125	HOLLEY MARTY	23				NE	CO065		
	CMC253116	HOLLEY FRED W	23				NE	CO065		
	CMC253127	HOLLEY MARTY	23				NW	CO065		
	CMC253127	HOLLEY FRED W	25				NW	CO065		
	CMC253126	HOLLEY FRED W	23				NW	CO065		
	CMC253126	HOLLEY MARTY	23				NW	CO065		
	CMC253129	HOLLEY FRED W	23				NW	CO065		
	CMC253129	HOLLEY MARTY	23				NW	CO065		
	CMC253180	BAUNGARL/CLIFFORD W	06				SE	CO067		
	CMC253180	BAUNGARL/CLIFFORD W	06				NE	CO067		
	CMC954060	BADROH/SHARON	04				SE	CO03		

NO WARRANTY IS MADE BY BLM FOR USE OF THE DATA FOR PURPOSES NOT INTENDED BY BLM.

* DISCLOSURE * ALL INFORMATION RECEIVED IN THIS OFFICE MAY NOT YET BE LISTED ON THIS REPORT. NAMES AND ADDRESSES ARE ENTERED AS THEY APPEAR ON THE LOCAT
NOTICE OR ARE ABBREVIATED TO FIT LIMITED SPACE. THEREFORE THEY MAY NOT APPEAR IN THE EXPECTED SEQUENCE. A BLANK LATEST ASSESSMENT YEAR IN THIS REPORT I
NOT CONSTITUTE AN ABANDONED CLAIM.

OPTION AGREEMENT

THIS AGREEMENT dated the 3rd day of October, 2006.

BETWEEN:

> Alan Chiles, whose principal place of business is 331 E 4th Ave., Nucla, CO, 81424
>
> Clifford Chiles, whose principal place of business is 25615 26.00 Rd.
>
> David Chiles, whose principal place of business is 26164 Z26 Rd.
>
> Wesley Chiles, whose principal place of business is 518 Arnold Ave., Rifle, CO, 81650
>
> Alan Files, whose principal place of business is 170 W 4th Ave., Nucla, CO, 81424
>
> (collectively called the "Optionors")

OF THE FIRST PART

AND:

> Anglo-Canadian Uranium Corp., of
> Suite 1150 – 355 Burrard Street
> Vancouver, British Columbia V6C 2G8
>
> (hereinafter called the "Optionee")

OF THE SECOND PART

WHEREAS:

A.   The Optionors are the beneficial owners of an undivided 100% interest in 53 mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto, situated in Montrose County in the State of Colorado; and

B.   The Optionors have agreed to grant an option to sell an undivided 100% interest in and to the Claims to the Optionee upon the following terms and conditions.

- 2 -

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the Optionors hereby give and grant to the Optionee the sole and exclusive option ("Option") to purchase an undivided 100% interest in and to the Claims subject to the following terms and conditions:

1.1   The Option shall be irrevocable and shall be open for exercise by payment by the Optionee to the Optionors as follows:

    (a)   the payment of the sum of $20,000 U.S. within three business days of the Optionee receiving TSX Venture Exchange approval to the terms of this Agreement (the "Approval Date");

    (b)   the issuance of 100,000 shares in the capital of the Optionee within five business days from the Approval Date; and

    (c)   the payment of the sum of $20,000 U.S. and at the election of the Optionee the payment of the sum of $100,000 U.S. or the issuance of 100,000 shares in the capital of the Optionee within one year from the Approval Date.

1.2   Upon the Optionee making the payments and issuing the shares as set out in paragraphs 1.1(a) to 1.1(c) hereof the Option shall be deemed to have been exercised and the Optionee shall have earned an undivided 100% interest in the Claims.

1.3   All payments and share issuances made pursuant to paragraph 1.1 hereof shall be payable as to 20% to each of the Optionors and delivered in accordance with paragraph 14 hereof.

2.1   As additional consideration for the Optionors entering into this Agreement, the Optionee acknowledges that its interest in the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of Net Smelter Returns payable to the Optionors.

2.2   For the purpose of this paragraph "Net Smelter Returns" shall mean the actual proceeds received by the Optionee from a smelter or other place of sale or treatment in respect of all ore removed by the Optionee from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Optionors hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Optionee. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Optionors, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Optionors or their representative duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Optionee as are relevant to the determination of Net Smelter Returns and at his own expense to make copies thereof.

KLE\032101\EULA BELLE PROPERTY\5882

- 3 -

2.3   The Optionee shall at any time have the right to purchase the 2% Net Smelter Return Royalty from the Optionors by paying the Optionors the sum of $250,000 U.S. per percentage point.

3.1   During the term of this Agreement the Optionee shall have the exclusive possession and control of the Claims and the right by its employees, agents, or contractors to explore, prospect, examine and develop the Claims in such a manner as the Optionee, in its sole discretion shall decide and based on professional geological recommendations.

4.1   The Optionors represent and warrant that they are the beneficial owners of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing and that they have full power, absolute authority and capacity to enter into this Agreement without obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

5.1   The Optionors agree to execute and deliver to the Optionee such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Optionee concurrently upon the execution of this Agreement. The Optionee has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Optionee but beneficial ownership to the Claims shall be subject to the terms of this Agreement.

6.1.   During the currency of this Agreement the Optionee agrees to:

     (a)   keep the Claims free and clear of all liens and encumbrances arising from its operations hereunder and in good standing by doing and filing all necessary work and payment of all taxes required to be paid and by doing all other acts and things and making all other payments required to be made which may be necessary in that regard; and

     (b)   conduct all work on or with respect to the Claims in a careful and minerlike manner and in accordance with the applicable laws of the State of Colorado and indemnify and save the Optionors harmless from any and all claims, suits or actions made or brought against the Optionors as a result of work done by the Optionee on or with respect to the Claims.

7.1   The Option shall forthwith terminate:

     (a)   upon the failure of the Optionee to make any of the payments or issue any shares as specified in paragraph 1.1 hereof by the dates specified;

     (b)   upon the Optionee giving notice of termination to the Optionor; or

KLE\032101\EULA BELLE PROPERTY\5882

- 4 -

(c)   upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionors of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

7.2   Upon termination of the Option all obligations or liabilities hereunder of whatever nature of the parties shall cease and determine except for the obligation of the Optionee to leave the Claims free and clear of any liens, charges or encumbrances arising from its work thereon, or for materials or supplies delivered thereto at its request. The Optionee shall have the right for ninety days thereafter to remove any machinery, equipment or supplies brought on to the Claims by it.

7.3   In the event the Optionee terminates the Option, the Optionee shall, forthwith transfer any interest it has in the Claims to the Optionors for the sum of $10.00.

8.   The rights of neither party shall be prejudiced by events beyond a party's reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the Claims but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly. Each party agrees to cooperate with the other in applying for and obtaining all required federal, territorial, provincial and other governmental approvals.

9.   The data and information coming into the possession of the Optionors by virtue of this Agreement shall be kept confidential and shall not be disclosed to third parties without the written consent of the Optionee.

10.   Nothing in this Agreement shall be deemed to constitute the Optionors the partner of the Optionee except as specifically provided the agent of the other. Each party agrees to indemnify and hold the other harmless from and against the breaches of its representations, warranties, or agreements hereunder and from and against any negligent or intentional acts by it or any of its officers, agents or employees.

11.   Time shall be of the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be of the essence of this Agreement.

12.   The Optionors and the Optionee acknowledge this Agreement and the issuance of any shares in the capital of the Optionee are subject to the approval of all necessary regulatory authorities including the TSX Venture Exchange as applicable and agree to promptly comply with all conditions and requirements which may be required by such regulatory authorities.

13.   This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to U.S. funds.

14.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so

KLE\032101\EULA BELLE PROPERTY\5882

- 5 -

delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

15.   The Optionors will indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by him and contained in this Agreement.   The Optionors acknowledge and agree that the Optionee has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

16.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

17.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

ALAN CHILES      **CLIFFORD CHILES**

DAVID CHILES      **WESLEY CHILES**

ALAN FILES

ANGLO-CANADIAN URANIUM CORP.



Per: _____

    Authorized Signatory

SCHEDULE "A"

Name of Claim	Location Certificate Recorded	BLM Serial Number
HM #1	756827	CMC259486
HM #2	756828	CMC259485
HM #3	756829	CMC259484
HM #13	757167	CMC259493
HM #14	757168	CMC259492
HM #17	756836	CMC259489
HM #18	756837	CMC259488
HM #19	756838	CMC259487
PI #62	756859	CMC259490
PI #76	756864	CMC259491
MC #1	753636	CMC258675
MC #2	753637	CMC258676
MC #3	753638	CMC258677
MC #4	753639	CMC258678
MC #7	753642	CMC258679
MC #8	753643	CMC258680
MC #9	753644	CMC258681
MC #10	753645	CMC258682
MC #11	753646	CMC258683
MC #12	753647	CMC258684
MC #14	753649	CMC258685
MC #15	753650	CMC258686
MC #16	753651	CMC258687
MC #17	753652	CMC258688
MC #18	753653	CMC258689
MC #20	753655	CMC258690

Schedule "A" – Page 2

Name of Claim	Location Certificate Recorded	BLM Serial Number
MC #21	753656	CMC258691
MC #22	753657	CMC258692
MC #23	753658	CMC258693
MC #24	753659	CMC258694
MC #25	753660	CMC258695
MC #26	753661	CMC258696
MC #27	753662	CMC258697
MC #28	753663	CMC258698
MC #29	753664	CMC258699
MC #30	753665	CMC258700
MC #31	753666	CMC258701
LM #1	753630	CMC258702
LM #2	753631	CMC258703
LM #3	753632	CMC258704
LM #6	753633	CMC258705
LM #7	753634	CMC258706
LM #8	753635	CMC258707
LT #25	756065	CMC258858
LT #37	756077	CMC258859
LT #38	756078	CMC258860
LT #41	756081	CMC258861
LT #42	756082	CMC258862
MB #1	756045	CMC258863
MB #2	756046	CMC258864
MB #3	756047	CMC258865
MM #50	757268	CMC259396
MM #51	757269	CMC259397
TOTAL:	53 Claims	

KLE\032101\EULA BELLE PROPERTY\5882

King Claims

OPTION AGREEMENT

THIS AGREEMENT dated the 4th day of October, 2006.

BETWEEN:

> ALAN CHILES, whose principal place of business is 331 E 4th Ave., Nucla, CO, 81424
>
> CLIFFORD CHILES, whose principal place of business is 25615 26.00 Rd.
>
> DAVID CHILES, whose principal place of business is 26164 Z26 Rd.
>
> WESLEY CHILES, whose principal place of business is 518 Arnold Ave., Rifle, CO, 81650
>
> ALAN FILES, whose principal place of business is 170 W 4th Ave., Nucla, CO, 81424
>
> (herein after collectively called the "Locators")

OF THE FIRST PART

AND:

> ANGLO-CANADIAN URANIUM CORP., of Suite 1150 - 355 Burrard Street, Vancouver, British Columbia V6C 2G8
>
> (hereinafter called the "Company")

OF THE SECOND PART

WHEREAS:

A.   The Locators have expertise in staking mineral claims in the State of Colorado;

B.   The Company has agreed to engage the services of the Locators to stake 250 uranium claims (the "Claims") situate in the County of Montrose, in the State of Colorado; and

C.   The Locators have agreed to stake the Claims on behalf of the Company on the terms of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto have agreed and do hereby agree as follows:

KLE\032101\KING PROPERTY\5892

- 2 -

1.   The Locators represent and warrant that they have the requisite expertise to stake claims in the State of Colorado.

2.   The Company represents and warrants to the Locators it is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia with full power, absolute authority and capacity to enter into this Agreement and to carry out the transaction contemplated herein.

3.1   The Locators agree to stake the Claims on behalf of the Company in consideration of the following:

      (a)   the payment of the sum US$20,000 to the Locators within three business days of the Company receiving approval from the TSX Venture Exchange to the terms of this Agreement (the "Approval Date");

      (b)   the issuance of a total of 100,000 shares in the capital of the Company to be delivered to the Locators on the Approval Date; and

      (c)   the payment of the sum of $20,000 U.S. and at the election of the Optionee the payment of the sum of $100,000 U.S. or the issuance of 100,000 shares in the capital of the Optionee within one year from the Approval Date.

3.2   The Locators hereby acknowledge and agree the total consideration payable to them for the staking the Claims is limited to the cash and shares referred to in paragraphs 3.1(a) to (c) hereof and the Net Smelter Returns royalty referred to in paragraph 4 hereof and the Locators shall have no further interest in or to the Claims acquired by the Company.

4.1   As additional consideration for the Locators entering into this Agreement, the Company acknowledges that the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of net smelter returns payable to the Locators.

4.2   For the purpose of this clause "Net Smelter Returns" shall mean the actual proceeds received by the Company from a smelter or other place of sale or treatment in respect of all ore removed by the Company from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Locators hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Company. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Locators, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct. The Locators or their representatives duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Company as are relevant to the determination of Net Smelter Returns and at their own expense to make copies thereof.

4.3   The Company shall have the right at any time to purchase the Net Smelter Return Royalty by the payment of the sum of $250,000 to the Locators for each 1% Net Smelter Return Royalty.

- 3 -

5.   Any payment or issuance of shares required to be made shall be made payable and delivered in the manner for the giving of notice as herein provided. All consideration payable to the Locators pursuant to the terms of this Agreement shall be payable as to 20% to each Locator.

6.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

7.   The Locators will indemnify and save the Company harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by them and contained in this Agreement. The Locators acknowledge and agree that the Company has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

8.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

9.   Time shall be the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be the essence of this Agreement.

10.   This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to ~~Canadian~~ funds. U.S. *westrochiles*

11.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

ALAN CHILES

_____

DAVID CHILES

_____

ALAN FILES

_____

CLIFFORD CHILES

_____

WESLEY CHILES

_____

- 4 -

ANGLO-CANADIAN URANIUM CORP.



Per: _____
     Authorized Signatory

SCHEDULE "A"

Name of Claim	County Recording #	Name of Claim	County Recording #
MC#5	760479	MC#6	760480
MC#13	760481	MC#19	760482
MC#32	760483	MC#33	760484
MC#34	760485	MC#35	760486
MC#36	760487	MC#37	760488
MC#38	760489	MC#39	760490
MC#40	760491	MC#42	760492
MC#43	760493	MC#44	760494
MC#45	760495	MC#46	760496
MC#47	760497	MC#48	760498
MC#49	760499	MC#50	760500
PI#12	760501	PI#13	760502
PI#14	760503	PI#21	760504
PI#22	760505	PI#23	760506
PI#24	760507	PI#30	760508
PI#31	760509	PI#32	760510
PI#33	760511	PI#34	760512
PI#35	760513	PI#36	760514
PI#37	760515	PI#38	760516
PI#39	760517	PI#40	760518
PI#41	760519	PI#42	760520
PI#43	760521	PI#44	760522
PI#45	760523	PI#46	760524
PI#47	760525	PI#49	760526
PI#50	760527	PI#51	760528
PI#52	760529	PI#53	760530
PI#54	760531	PI#55	760532
PI#56	760533	PI#57	760534
PI#58	760535	PI#59	760536
PI#60	760537	PI#61	760538
PI#63	760539	PI#64	760540
PI#65	760541	PI#66	760542
PI#67	760543	PI#68	760544

Schedule "A" – Page 2

Name of Claim	County Recording #	Name of Claim	County Recording #
PI#69	760545	PI#70	760546
PI#71	760547	PI#72	760548
PI#73	760549	PI#74	760550
PI#75	760551	PI#77	760552
PI#78	760553	PI#79	760554
PI#80	760555	PI#82	760556
PI#83	760557	PI#84	760558
PI#85	760559	PI#86	760560
PI#87	760561	PI#88	760562
PI#89	760563	PI#90	760564
PI#91	760565	PI#92	760566
PI#93	760567	PI#94	760568
PI#95	760569	PI#96	760570
PI#97	760571	PI#98	760572
PI#99	760573	PI#100	760574
PI#101	760575	PI#102	760576
PI#103	760577	PI#104	760578
MM#1	760579	MM#2	760580
MM#3	760581	MM#4	760582
MM#5	760583	MM#6	760584
MM#7	760585	MM#8	760586
MM#9	760587	MM#10	760588
MM#11	760589	MM#12	760590
MM#13	760591	MM#14	760592
MM#15	760593	MM#16	760594
MM#17	760595	MM#18	760596
MM#20	760597	MM#21	760598
MM#22	760599	MM#23	760600
MM#24	760601	MM#25	760602
MM#26	760603	MM#27	760604
MM#29	760605	MM#30	760606
MM#31	760607	MM#32	760608
MM#33	760609	MM#34	760610
MM#35	760611	MM#36	760612
MM#38	760613	MM#39	760614

KLE\032101\KING PROPERTY\S892

Schedule "A" – Page 3

Name of Claim	County Recording #	Name of Claim	County Recording #
MM#40	760615	MM#42	760616
MM#43	760617	MM#44	760618
MM#45	760619	MM#46	760620
MM#48	760621	MM#49	760622
MM#52	760623	MM#53	760624
MM#54	760625	MM#55	760626
MM#57	760627	MM#58	760628
MM#59	760629	MM#60	760630
MM#61	760631	MM#62	760632
MM#63	760633	MM#64	760634
HM#4	760635	HM#5	760636
HM#6	760637	HM#7	760638
HM#8	760639	HM#9	760640
HM#10	760641	HM#11	760642
HM#12	760643	HM#15	760644
HM#16	760645	HM#20	760646
HM#21	760647	HM#22	760648
HM#23	760649	HM#24	760650
HM#25	760651	HM#26	760652
HM#27	760653	HM#28	760654
HM#29	760655	HM#30	760656
HM#31	760657	HM#32	760658
HM#33	760659	HM#34	760660
HM#35	760661	HM#36	760662
HM#37	760663	HM#38	760664
HM#39	760665	HM#40	760666
HM#41	760667	HM#42	760668
HM#43	760669	HM#44	760670
HM#45	760671	HM#46	760672
HM#47	760673	HM#48	760674
HM#49	760675	HM#50	760676
LT#20	760677	LT#21	760678
LT#22	760679	LT#23	760680
LT#24	760681	LT#26	760682
LT#27	760683	LT#28	760684

Schedule "A" – Page 4

Name of Claim	County Recording #	Name of Claim	County Recording #
LT#29	760685	LT#30	760686
LT#31	760687	LT#32	760688
LT#33	760689	LT#34	760690
LT#35	760691	LT#36	760692
LT#39	760693	LT#40	760694
LM#4	760695	LM#5	760696
LM#9	760697	LM#10	760698
LM#11	760699	LM#12	760700
LM#13	760701	LM#14	760702
LM#15	760703	LM#16	760704
LM#17	760705	LM#18	760706
LM#19	760707	LM#20	760708
LM#21	760709	LM#22	760710
LM#23	760711	LM#24	760712
LM#25	760713	LM#26	760714
LM#27	760715	LM#28	760716
LM#29	760717	LM#30	760718
LM#31	760719	LM#33	760720
LM#34	760721	LM#35	760722
LM#36	760723	LM#37	760724
LM#38	760725	LM#39	760726
LM#40	760727	LM#41	760728

All claims in Montrose County

KLE\032101\KING PROPERTY\5892

- 1 -

OPTION AGREEMENT

THIS AGREEMENT dated the 30 day of October, 2006.

BETWEEN:

Fred Holley and Marty Holley, whose principal place of business is
P.O. Box 246, Dove Creek, Colorado, USA, 81324

(hereinafter called the "Optionors")

OF THE FIRST PART

AND:

Anglo-Canadian Uranium Corp., of
Suite 1150 – 355 Burrard Street
Vancouver, British Columbia V6C 2G8

(hereinafter called the "Optionee")

OF THE SECOND PART

WHEREAS:

A. The Optionors are the beneficial owners of an undivided 100% interest in 81 mineral claims (the "Claims") as more particularly described in Schedule "A" attached hereto, situated in the State of Colorado; and

B. The Optionors have agreed to grant an option to sell an undivided 100% interest in and to the Claims to the Optionee upon the following terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the representations, warranties, covenants and agreements herein contained, the Optionors hereby give and grant to the Optionee the sole and exclusive option ("Option") to purchase an undivided 100% interest in and to the Claims subject to the following terms and conditions:

1.1 The Option shall be irrevocable and shall be open for exercise by payment by the Optionee to the Optionors as follows:

(a) the payment of the sum of $15,000 U.S. within three business days of the Optionee receiving TSX Venture Exchange approval to the terms of this Agreement (the "Approval Date");

(b) the issuance of 60,000 shares in the capital of the Optionee within five business days from the Approval Date;

(c)   the payment of the sum of $15,000 U.S. and at the election of the Optionee the payment of the sum of $100,000 U.S. or the issuance of 100,000 shares in the capital of the Optionee within one year from the Approval Date; and

(d)   the payment of the sum of $30,000 U.S. and at the election of the Optionee the payment of the sum of $140,000 U.S. or the issuance of 140,000 in the capital of the Optionee within two years from the Approval Date.

1.2   Upon the Optionee making the payments and issuing the shares as set out in paragraphs 1.1(a) to 1.1(d) hereof the Option shall be deemed to have been exercised and the Optionee shall have earned an undivided 100% interest in the Claims.

1.3   All payments and share issuances made pursuant to paragraph 1.1 hereof shall be payable as to 50% to each of the Optionors and delivered in accordance with paragraph 14 hereof.

2.1   As additional consideration for the Optionors entering into this Agreement, the Optionee acknowledges that its interest in the Claims shall be subject to a royalty or charge in the amount of two percent (2%) of Net Smelter Returns payable to the Optionors.

2.2   For the purpose of this paragraph "Net Smelter Returns" shall mean the actual proceeds received by the Optionee from a smelter or other place of sale or treatment in respect of all ore removed by the Optionee from the Claims as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the Claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever. Net Smelter Returns due and payable to the Optionors hereunder shall be paid within sixty days after receipt of the said actual proceeds by the Optionee. Within ninety days after the end of each fiscal year during which any ore was shipped from the Claims the records relating to the calculation of Net Smelter Returns during that fiscal year shall be delivered to the Optionors, upon written request, who shall have sixty days after receipt of such statements to question their accuracy and failing such question, the statements shall be deemed correct.   The Optionors or their representative duly appointed in writing shall have the right at all reasonable times upon written request to inspect such books and financial records of the Optionee as are relevant to the determination of Net Smelter Returns and at his own expense to make copies thereof.

2.3   The Optionee shall at any time have the right to purchase each 1% of the 2% Net Smelter Return Royalty from the Optionors by paying the Optionors the sum of $200,000 U.S. per percentage point.

3.1   During the term of this Agreement the Optionee shall have the exclusive possession and control of the Claims and the right by its employees, agents, or contractors to explore, prospect, examine and develop the Claims in such a manner as the Optionee, in its sole discretion shall decide and based on professional geological recommendations.

4.1   The Optionors represent and warrant that they are the beneficial owners of an undivided 100% interest in and to the Claims free and clear of all liens, charges and encumbrances and conflicting claims and rights of whatsoever nature and kind, that the Claims are in good standing

and that they have full power, absolute authority and capacity to enter into this Agreement without obtaining the consent of any other person or body corporate and that no other person or body corporate has any agreement, option, right or privilege capable of becoming an agreement for the purchase of the Claims or an interest therein save as might be expressly set out herein.

5.1   The Optionors agree to execute and deliver to the Optionee such bills of sale, transfers or other documentation required to transfer an undivided 100% interest in and to the Claims to the Optionee concurrently upon the execution of this Agreement. The Optionee has the right to record the bills of sale, transfers and other documentation with the appropriate governmental agency to effect a transfer of the recorded ownership of the Claims to the Optionee but beneficial ownership to the Claims shall be subject to the terms of this Agreement.

6.1.   During the currency of this Agreement the Optionee agrees to:

(a)   keep the Claims free and clear of all liens and encumbrances arising from its operations hereunder and in good standing by doing and filing all necessary work and payment of all taxes required to be paid and by doing all other acts and things and making all other payments required to be made which may be necessary in that regard; and

(b)   conduct all work on or with respect to the Claims in a careful and minerlike manner and in accordance with the applicable laws of the State of Colorado and indemnify and save the Optionors harmless from any and all claims, suits or actions made or brought against the Optionors as a result of work done by the Optionee on or with respect to the Claims.

7.1   The Option shall forthwith terminate:

(a)   upon the failure of the Optionee to make any of the payments, or issue any shares or completing the exploration expenditures as specified in paragraph 1.1 hereof by the dates specified;

(b)   upon the Optionee giving notice of termination to the Optionor; or

(c)   upon the expiration of thirty days after service of notice to the Optionee in writing by the Optionors of a breach by the Optionee of any condition or covenant herein contained to be observed or performed, if such breach has not theretofore been rectified.

7.2   Upon termination of the Option all obligations or liabilities hereunder of whatever nature of the parties shall cease and determine except for the obligation of the Optionee to leave the Claims free and clear of any liens, charges or encumbrances arising from its work thereon, or for materials or supplies delivered thereto at its request. The Optionee shall have the right for ninety days thereafter to remove any machinery, equipment or supplies brought on to the Claims by it.

7.3   In the event the Optionee terminates the Option, the Optionee shall, forthwith transfer any interest it has in the Claims to the Optionors for the sum of $10.00.

8.   The rights of neither party shall be prejudiced by events beyond a party's reasonable control, including, without limiting, environmental restrictions or approvals, the exigencies of nature, government and acts of God particularly as they may affect exploration and development of the Claims but excluding the want of funds. All times herein provided for shall be extended by the period necessary to cure any such event and the party affected shall use all reasonable means to do so promptly. Each party agrees to cooperate with the other in applying for and obtaining all required federal, territorial, provincial and other governmental approvals.

9.   The data and information coming into the possession of the Optionors by virtue of this Agreement shall be kept confidential and shall not be disclosed to third parties without the written consent of the Optionee.

10.   Nothing in this Agreement shall be deemed to constitute the Optionors the partner of the Optionee except as specifically provided the agent of the other. Each party agrees to indemnify and hold the other harmless from and against the breaches of its representations, warranties, or agreements hereunder and from and against any negligent or intentional acts by it or any of its officers, agents or employees.

11.   Time shall be of the essence of this Agreement and should the parties fix new dates for the performance of any obligation time shall thereafter again be of the essence of this Agreement.

12.   The Optionors and the Optionee acknowledge this Agreement and the issuance of any shares in the capital of the Optionee are subject to the approval of all necessary regulatory authorities including the TSX Venture Exchange as applicable and agree to promptly comply with all conditions and requirements which may be required by such regulatory authorities.

13.   This Agreement shall be construed with and governed by the laws of the Province of British Columbia. All references herein to sums of money shall be deemed to refer to Canadian funds.

14.   Any notice given pursuant hereto shall be in writing and shall be delivered or mailed by pre-paid registered post to the other party at its address set forth in the beginning of this Agreement and if so delivered shall be deemed to be effective immediately and if so mailed shall be deemed to have been given on the fifth postal delivery day following the date of mailing.

15.   The Optionors will indemnify and save the Optionee harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement, or condition made by him and contained in this Agreement. The Optionors acknowledge and agree that the Optionee has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

16.   This Agreement represents the complete understanding of the parties and shall not be deviated from except by a further written agreement. Each party agrees to execute further documents necessary to give effect to this Agreement.

17.   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

FRED HOLLEY

MARTY HOLLEY

ANGLO-CANADIAN URANIUM CORP.

Per: _____
Authorized Signatory

SCHEDULE A

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
TOM CAT #1	CMC255527	HOLLEY BETTY	23	0450N	0180W	015	SW	CO085	10/10/2005	
TOM CAT #1	CMC255527	HOLLEY FRED W	23	0450N	0180W	015	SW	CO085	10/10/2005	
TOM CAT #1	CMC255527	HOLLEY MARTY	23	0450N	0180W	015	SW	CO085	10/10/2005	
TOM CAT #10	CMC255536	HOLLEY BETTY	23	0450N	0180W	022	NW	CO113	10/10/2005	
TOM CAT #10	CMC255536	HOLLEY FRED W	23	0450N	0180W	022	NW	CO113	10/10/2005	
TOM CAT #10	CMC255536	HOLLEY MARTY	23	0450N	0180W	022	NW	CO113	10/10/2005	
TOM CAT #11	CMC255537	HOLLEY BETTY	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #11	CMC255537	HOLLEY FRED W	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #11	CMC255537	HOLLEY MARTY	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #12	CMC255538	HOLLEY BETTY	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #12	CMC255538	HOLLEY FRED W	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #12	CMC255538	HOLLEY MARTY	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #13	CMC255539	HOLLEY BETTY	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #13	CMC255539	HOLLEY FRED W	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #13	CMC255539	HOLLEY MARTY	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #14	CMC255540	HOLLEY BETTY	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #14	CMC255540	HOLLEY FRED W	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #14	CMC255540	HOLLEY MARTY	23	0450N	0180W	021	NE	CO113	10/10/2005	
TOM CAT #15	CMC255541	HOLLEY BETTY	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #15	CMC255541	HOLLEY FRED W	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #15	CMC255541	HOLLEY MARTY	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #16	CMC255542	HOLLEY BETTY	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #16	CMC255542	HOLLEY FRED W	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #16	CMC255542	HOLLEY MARTY	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #17	CMC255543	HOLLEY BETTY	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #17	CMC255543	HOLLEY FRED W	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #17	CMC255543	HOLLEY MARTY	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #18	CMC255544	HOLLEY BETTY	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #18	CMC255544	HOLLEY FRED W	23	0450N	0180W	021	NW	CO113	10/10/2005	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdiv	CITY	LOC DATE	Case Closed
TOM CAT #18	CMC255544	HOLLEY MARTY	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #19	CMC255545	HOLLEY BETTY	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #19	CMC255545	HOLLEY FRED W	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #19	CMC255545	HOLLEY MARTY	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #2	CMC255528	HOLLEY BETTY	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #2	CMC255528	HOLLEY BETTY	23	0450N	0180W	015	SW	CO113	10/10/2005	
TOM CAT #2	CMC255528	HOLLEY FRED W	23	0450N	0180W	015	SW	CO113	10/10/2005	
TOM CAT #2	CMC255528	HOLLEY MARTY	23	0450N	0180W	015	SW	CO113	10/10/2005	
TOM CAT #2	CMC255528	HOLLEY MARTY	23	0450N	0180W	015	SW	CO113	10/10/2005	
TOM CAT #20	CMC255546	HOLLEY FRED W	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #20	CMC255546	HOLLEY BETTY	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #20	CMC255546	HOLLEY MARTY	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #21	CMC255547	HOLLEY FRED W	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #21	CMC255547	HOLLEY BETTY	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #21	CMC255547	HOLLEY MARTY	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #22	CMC255548	HOLLEY FRED W	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #22	CMC255548	HOLLEY BETTY	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #22	CMC255548	HOLLEY MARTY	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #23	CMC255549	HOLLEY BETTY	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #23	CMC255549	HOLLEY FRED W	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #23	CMC255549	HOLLEY MARTY	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #24	CMC255550	HOLLEY BETTY	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #24	CMC255550	HOLLEY FRED W	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #24	CMC255550	HOLLEY MARTY	23	0450N	0180W	016	SE	CO085	10/10/2005	
TOM CAT #25	CMC255551	HOLLEY BETTY	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #25	CMC255551	HOLLEY FRED W	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #25	CMC255551	HOLLEY MARTY	23	0450N	0180W	021	NW	CO113	10/10/2005	
TOM CAT #26	CMC255552	HOLLEY BETTY	23	0450N	0180W	016	SW	CO085	10/10/2005	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
TOM CAT #26	CMC255552	HOLLEY FRED W	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #26	CMC255552	HOLLEY MARTY	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #27	CMC255553	HOLLEY BETTY	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #27	CMC255553	HOLLEY FRED W	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #27	CMC255553	HOLLEY MARTY	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #28	CMC255554	HOLLEY BETTY	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #28	CMC255554	HOLLEY FRED W	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #28	CMC255554	HOLLEY MARTY	23	0450N	0180W	016	SW	CO085	10/10/2005	
TOM CAT #29	CMC257774	HOLLEY FRED	23	0450N	0180W	016	SW	CO085	01/25/2006	
TOM CAT #29	CMC257774	HOLLEY FRED	23	0450N	0180W	015	SE	CO085	01/25/2006	
TOM CAT #29	CMC257774	HOLLEY MARTY	23	0450N	0180W	015	SE	CO085	01/25/2006	
TOM CAT #3	CMC255529	HOLLEY BETTY	23	0450N	0180W	015	SW	CO085	10/10/2005	
TOM CAT #3	CMC255529	HOLLEY FRED W	23	0450N	0180W	015	SW	CO113	10/10/2005	
TOM CAT #3	CMC255529	HOLLEY FRED W	23	0450N	0180W	015	SW	CO085	10/10/2005	
TOM CAT #3	CMC255529	HOLLEY MARTY	23	0450N	0180W	015	SW	CO113	10/10/2005	
TOM CAT #3	CMC255529	HOLLEY MARTY	23	0450N	0180W	015	SW	CO085	10/10/2005	
TOM CAT #30	CMC257775	HOLLEY FRED	23	0450N	0180W	015	SE	CO085	01/25/2006	
TOM CAT #30	CMC257775	HOLLEY FRED	23	0450N	0180W	015	SE	CO113	01/25/2006	
TOM CAT #30	CMC257775	HOLLEY MARTY	23	0450N	0180W	015	SE	CO085	01/25/2006	
TOM CAT #30	CMC257775	HOLLEY MARTY	23	0450N	0180W	015	SE	CO113	01/25/2006	
TOM CAT #31	CMC258413	HOLLEY BETTY	23	0450N	0180W	015	NE NW SW SE	CO113	02/23/2006	
TOM CAT #31	CMC258413	HOLLEY BETTY	23	0450N	0180W	015	NE NW SW SE	CO085	02/23/2006	
TOM CAT #31	CMC258413	HOLLEY FRED	23	0450N	0180W	015	NE NW SW SE	CO085	02/23/2006	
TOM CAT #31	CMC258413	HOLLEY FRED	23	0450N	0180W	015	NE NW SW SE	CO113	02/23/2006	
TOM CAT #31	CMC258413	HOLLEY MARTY	23	0450N	0180W	015	NE NW SW SE	CO085	02/23/2006	
TOM CAT #31	CMC258413	HOLLEY MARTY	23	0450N	0180W	015	NE NW SW SE	CO113	02/23/2006	
TOM CAT #32	CMC257776	HOLLEY FRED	23	0450N	0180W	015	SE	CO085	01/25/2006	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdiv	CITY	LOC DATE	Case Closed
TOM CAT #32	CMC257776	HOLLEY MARTY	23	0450N	0180W	015	SE	CO085	01/25/2006	
TOM CAT #33	CMC257777	HOLLEY FRED	23	0450N	0180W	015	SE	CO113	01/25/2006	
TOM CAT #33	CMC257777	HOLLEY FRED	23	0450N	0180W	015	SE	CO085	01/25/2006	
TOM CAT #33	CMC257777	HOLLEY MARTY	23	0450N	0180W	015	SE	CO113	01/25/2006	
TOM CAT #33	CMC257777	HOLLEY MARTY	23	0450N	0180W	015	SE	CO085	01/25/2006	
TOM CAT #34	CMC258414	HOLLEY BETTY	23	0450N	0180W	015	NW SW	CO113	02/23/2006	
TOM CAT #34	CMC258414	HOLLEY FRED	23	0450N	0180W	015	NW SW	CO085	02/23/2006	
TOM CAT #34	CMC258414	HOLLEY MARTY	23	0450N	0180W	015	NW SW	CO113	02/23/2006	
TOM CAT #34	CMC258414	HOLLEY FRED	23	0450N	0180W	015	NW SW	CO085	02/23/2006	
TOM CAT #34	CMC258414	HOLLEY BETTY	23	0450N	0180W	015	NW SW	CO113	02/23/2006	
TOM CAT #35	CMC258415	HOLLEY BETTY	23	0450N	0180W	015	NW SW	CO085	02/23/2006	
TOM CAT #35	CMC258415	HOLLEY MARTY	23	0450N	0180W	015	NW SW	CO113	02/23/2006	
TOM CAT #35	CMC258415	HOLLEY FRED	23	0450N	0180W	015	NW SW	CO085	02/23/2006	
TOM CAT #35	CMC258415	HOLLEY BETTY	23	0450N	0180W	015	NW SW	CO113	02/23/2006	
TOM CAT #35	CMC258415	HOLLEY FRED	23	0450N	0180W	015	NW SW	CO085	02/23/2006	
TOM CAT #36	CMC258416	HOLLEY FRED	23	0450N	0180W	015	NW SW	CO113	02/23/2006	
TOM CAT #36	CMC258416	HOLLEY BETTY	23	0450N	0180W	015	NW SW	CO085	02/23/2006	
TOM CAT #36	CMC258416	HOLLEY MARTY	23	0450N	0180W	015	NW SW	CO113	02/23/2006	
TOM CAT #36	CMC258416	HOLLEY MARTY	23	0450N	0180W	015	NW SW	CO085	02/23/2006	
TOM CAT #36	CMC258416	HOLLEY FRED	23	0450N	0180W	015	NW SW	CO113	02/23/2006	
TOM CAT #37	CMC258417	HOLLEY BETTY	23	0450N	0180W	015	NW SW	CO085	02/23/2006	
TOM CAT #37	CMC258417	HOLLEY FRED	23	0450N	0180W	015	NW SW	CO113	02/23/2006	
TOM CAT #37	CMC258417	HOLLEY BETTY	23	0450N	0180W	015	NW SW	CO085	02/23/2006	
TOM CAT #37	CMC258417	HOLLEY FRED	23	0450N	0180W	015	NW SW	CO113	02/23/2006	
TOM CAT #37	CMC258417	HOLLEY MARTY	23	0450N	0180W	015	NW SW	CO085	02/23/2006	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
TOM CAT #38	CMC258418	HOLLEY BETTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #38	CMC258418	HOLLEY BETTY	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #38	CMC258418	HOLLEY FRED	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #38	CMC258418	HOLLEY FRED	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #38	CMC258418	HOLLEY MARTY	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #38	CMC258418	HOLLEY MARTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #39	CMC258419	HOLLEY BETTY	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #39	CMC258419	HOLLEY BETTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #39	CMC258419	HOLLEY FRED	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #39	CMC258419	HOLLEY FRED	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #39	CMC258419	HOLLEY MARTY	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #39	CMC258419	HOLLEY MARTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #4	CMC255530	HOLLEY BETTY	23	0450N	0180W	015	SW	CO085	10/10/2005	
TOM CAT #4	CMC255530	HOLLEY FRED W	23	0450N	0180W	015	SW	CO085	10/10/2005	
TOM CAT #4	CMC255530	HOLLEY MARTY	23	0450N	0180W	015	SW	CO085	10/10/2005	
TOM CAT #40	CMC258420	HOLLEY BETTY	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #40	CMC258420	HOLLEY BETTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #40	CMC258420	HOLLEY FRED	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #40	CMC258420	HOLLEY FRED	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #40	CMC258420	HOLLEY MARTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #40	CMC258420	HOLLEY MARTY	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #41	CMC258421	HOLLEY BETTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #41	CMC258421	HOLLEY BETTY	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #41	CMC258421	HOLLEY FRED	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #41	CMC258421	HOLLEY FRED	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #41	CMC258421	HOLLEY MARTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #41	CMC258421	HOLLEY MARTY	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #42	CMC258422	HOLLEY FRED	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #42	CMC258422	HOLLEY BETTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #42	CMC258422	HOLLEY BETTY	23	0450N	0180W	015	NE	CO113	02/23/2006	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdiv	CITY	LOC DATE	Case Closed
TOM CAT #42	CMC258422	HOLLEY BETTY	23	0450N	0180W	010	SE	CO085	02/23/2006	
TOM CAT #42	CMC258422	HOLLEY FRED	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #42	CMC258422	HOLLEY FRED	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #42	CMC258422	HOLLEY FRED	23	0450N	0180W	010	SE	CO085	02/23/2006	
TOM CAT #42	CMC258422	HOLLEY MARTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #42	CMC258422	HOLLEY MARTY	23	0450N	0180W	010	SE	CO085	02/23/2006	
TOM CAT #42	CMC258422	HOLLEY MARTY	23	0450N	0180W	010	NE	CO113	02/23/2006	
TOM CAT #42	CMC258422	HOLLEY BETTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #42	CMC258422	HOLLEY BETTY	23	0450N	0180W	010	SE	CO085	02/23/2006	
TOM CAT #43	CMC258423	HOLLEY BETTY	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #43	CMC258423	HOLLEY FRED	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #43	CMC258423	HOLLEY FRED	23	0450N	0180W	010	SE	CO085	02/23/2006	
TOM CAT #43	CMC258423	HOLLEY BETTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #43	CMC258423	HOLLEY FRED	23	0450N	0180W	010	SE	CO085	02/23/2006	
TOM CAT #43	CMC258423	HOLLEY MARTY	23	0450N	0180W	010	NE	CO113	02/23/2006	
TOM CAT #43	CMC258423	HOLLEY MARTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #43	CMC258423	HOLLEY MARTY	23	0450N	0180W	010	SE	CO085	02/23/2006	
TOM CAT #44	CMC258424	HOLLEY BETTY	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #44	CMC258424	HOLLEY BETTY	23	0450N	0180W	010	SE	CO085	02/23/2006	
TOM CAT #44	CMC258424	HOLLEY MARTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #44	CMC258424	HOLLEY FRED	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #44	CMC258424	HOLLEY FRED	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #44	CMC258424	HOLLEY BETTY	23	0450N	0180W	010	SE	CO085	02/23/2006	
TOM CAT #44	CMC258424	HOLLEY MARTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #44	CMC258424	HOLLEY MARTY	23	0450N	0180W	010	NE	CO113	02/23/2006	
TOM CAT #44	CMC258424	HOLLEY FRED	23	0450N	0180W	010	SE	CO086	02/23/2006	
TOM CAT #45	CMC258425	HOLLEY BETTY	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #45	CMC258425	HOLLEY BETTY	23	0450N	0180W	010	SE	CO113	02/23/2006	
TOM CAT #45	CMC258425	HOLLEY FRED	23	0450N	0180W	015	NE	CO113	02/23/2006	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdiv	CTY	LOC DATE	Case Closed
TOM CAT #45	CMC258425	HOLLEY FRED	23	0450N	0180W	015	NE	CO085	02/23/2006	
TOM CAT #45	CMC258425	HOLLEY FRED	23	0450N	0180W	010	SE	CO085	02/23/2006	
TOM CAT #45	CMC258425	HOLLEY MARTY	23	0450N	0180W	015	NE	CO113	02/23/2006	
TOM CAT #45	CMC258425	HOLLEY MARTY	23	0450N	0180W	010	SE	CO113	02/23/2006	
TOM CAT #46	CMC258426	HOLLEY MARTY	23	0450N	0180W	016	NE SE	CO113	02/23/2006	
TOM CAT #46	CMC258426	HOLLEY BETTY	23	0450N	0180W	016	NE SE	CO085	02/23/2006	
TOM CAT #46	CMC258426	HOLLEY FRED	23	0450N	0180W	016	NE SE	CO085	02/23/2006	
TOM CAT #46	CMC258426	HOLLEY FRED	23	0450N	0180W	016	NE SE	CO113	02/23/2006	
TOM CAT #46	CMC258426	HOLLEY MARTY	23	0450N	0180W	016	NE SE	CO085	02/23/2006	
TOM CAT #46	CMC258426	HOLLEY MARTY	23	0450N	0180W	016	NE SE	CO113	02/23/2006	
TOM CAT #46	CMC258426	HOLLEY BETTY	23	0450N	0180W	016	NE SE	CO085	02/23/2006	
TOM CAT #47	CMC258427	HOLLEY FRED	23	0450N	0180W	016	NE SE	CO113	02/23/2006	
TOM CAT #47	CMC258427	HOLLEY MARTY	23	0450N	0180W	016	NE SE	CO085	02/23/2006	
TOM CAT #47	CMC258427	HOLLEY MARTY	23	0450N	0180W	016	NE SE	CO113	02/23/2006	
TOM CAT #47	CMC258427	HOLLEY FRED	23	0450N	0180W	016	NE SE	CO085	02/23/2006	
TOM CAT #48	CMC258428	HOLLEY BETTY	23	0450N	0180W	016	NE SE	CO113	02/23/2006	
TOM CAT #48	CMC258428	HOLLEY FRED	23	0450N	0180W	016	NE SE	CO085	02/23/2006	
TOM CAT #48	CMC258428	HOLLEY FRED	23	0450N	0180W	016	NE SE	CO113	02/23/2006	
TOM CAT #48	CMC258428	HOLLEY MARTY	23	0450N	0180W	016	NE SE	CO113	02/23/2006	
TOM CAT #48	CMC258428	HOLLEY MARTY	23	0450N	0180W	016	NE SE	CO085	02/23/2006	
TOM CAT #48	CMC258428	HOLLEY BETTY	23	0450N	0180W	016	NE SE	CO085	02/23/2006	
TOM CAT #49	CMC258429	HOLLEY BETTY	23	0450N	0180W	016	NE SE	CO113	02/23/2006	
TOM CAT #49	CMC258429	HOLLEY FRED	23	0450N	0180W	016	NE SE	CO085	02/23/2006	
TOM CAT #49	CMC258429	HOLLEY FRED	23	0450N	0180W	016	NE SE	CO113	02/23/2006	
TOM CAT #49	CMC258429	HOLLEY MARTY	23	0450N	0180W	016	NE SE	CO085	02/23/2006	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
TOM CAT #5	CMC255531	HOLLEY BETTY	23	0450N	0180W	015	SE	CO085	10/10/2005	
TOM CAT #5	CMC255531	HOLLEY FRED W	23	0450N	0180W	015	SE	CO085	10/10/2005	
TOM CAT #5	CMC255531	HOLLEY MARTY	23	0450N	0180W	015	SE	CO085	10/10/2005	
TOM CAT #50	CMC258430	HOLLEY BETTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #50	CMC258430	HOLLEY BETTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #50	CMC258430	HOLLEY FRED	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #50	CMC258430	HOLLEY FRED	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #50	CMC258430	HOLLEY MARTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #50	CMC258430	HOLLEY MARTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #51	CMC258431	HOLLEY BETTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #51	CMC258431	HOLLEY BETTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #51	CMC258431	HOLLEY FRED	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #51	CMC258431	HOLLEY MARTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #52	CMC258432	HOLLEY BETTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #52	CMC258432	HOLLEY BETTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #52	CMC258432	HOLLEY FRED	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #52	CMC258432	HOLLEY FRED	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #52	CMC258432	HOLLEY MARTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #52	CMC258432	HOLLEY MARTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #53	CMC258433	HOLLEY BETTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #53	CMC258433	HOLLEY FRED	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #53	CMC258433	HOLLEY FRED	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #53	CMC258433	HOLLEY MARTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #54	CMC258434	HOLLEY MARTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #54	CMC258434	HOLLEY BETTY	23	0450N	0180W	009	SE	CO085	02/23/2006	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdiv	CITY	LOC DATE	Case Closed
TOM CAT #54	CMC258434	HOLLEY BETTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #54	CMC258434	HOLLEY FRED	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #54	CMC258434	HOLLEY FRED	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #54	CMC258434	HOLLEY FRED	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #54	CMC258434	HOLLEY MARTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #54	CMC258434	HOLLEY MARTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #54	CMC258434	HOLLEY MARTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #55	CMC258435	HOLLEY BETTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #55	CMC258435	HOLLEY BETTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #55	CMC258435	HOLLEY BETTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #55	CMC258435	HOLLEY FRED	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #55	CMC258435	HOLLEY FRED	23	0450N	0180W	009	SE	CO113	02/23/2006	
TOM CAT #55	CMC258435	HOLLEY FRED	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #55	CMC258435	HOLLEY MARTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #55	CMC258435	HOLLEY MARTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #56	CMC258436	HOLLEY BETTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #56	CMC258436	HOLLEY BETTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #56	CMC258436	HOLLEY FRED	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #56	CMC258436	HOLLEY FRED	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #56	CMC258436	HOLLEY FRED	23	0450N	0180W	009	SE	CO113	02/23/2006	
TOM CAT #56	CMC258436	HOLLEY MARTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #56	CMC258436	HOLLEY MARTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #56	CMC258436	HOLLEY MARTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #57	CMC258437	HOLLEY BETTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #57	CMC258437	HOLLEY BETTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #57	CMC258437	HOLLEY FRED	23	0450N	0180W	016	NE	CO085	02/23/2006	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CITY	LOC DATE	Case Closed
TOM CAT #57	CMC258437	HOLLEY FRED	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #57	CMC258437	HOLLEY FRED	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #57	CMC258437	HOLLEY MARTY	23	0450N	0180W	016	NE	CO085	02/23/2006	
TOM CAT #57	CMC258437	HOLLEY MARTY	23	0450N	0180W	016	NE	CO113	02/23/2006	
TOM CAT #57	CMC258437	HOLLEY MARTY	23	0450N	0180W	009	NE	CO113	02/23/2006	
TOM CAT #57	CMC258437	HOLLEY BETTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #58	CMC258438	HOLLEY BETTY	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #58	CMC258438	HOLLEY FRED	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #58	CMC258438	HOLLEY MARTY	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #59	CMC258439	HOLLEY BETTY	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #59	CMC258439	HOLLEY FRED	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #59	CMC258439	HOLLEY MARTY	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #6	CMC255532	HOLLEY BETTY	23	0450N	0180W	015	SE	CO085	10/10/2005	
TOM CAT #6	CMC255532	HOLLEY FRED W	23	0450N	0180W	015	SE	CO085	10/10/2005	
TOM CAT #6	CMC255532	HOLLEY MARTY	23	0450N	0180W	015	SE	CO085	10/10/2005	
TOM CAT #60	CMC258440	HOLLEY BETTY	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #60	CMC258440	HOLLEY FRED	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #60	CMC258440	HOLLEY MARTY	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #61	CMC258441	HOLLEY BETTY	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #61	CMC258441	HOLLEY FRED	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #61	CMC258441	HOLLEY MARTY	23	0450N	0180W	010	SW	CO085	02/26/2006	
TOM CAT #62	CMC258442	HOLLEY BETTY	23	0450N	0180W	010	SW SE	CO085	02/26/2006	
TOM CAT #62	CMC258442	HOLLEY FRED	23	0450N	0180W	010	SW SE	CO085	02/26/2006	
TOM CAT #62	CMC258442	HOLLEY MARTY	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #63	CMC258443	HOLLEY BETTY	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #63	CMC258443	HOLLEY FRED	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #63	CMC258443	HOLLEY MARTY	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #64	CMC258444	HOLLEY BETTY	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #64	CMC258444	HOLLEY FRED	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #64	CMC258444	HOLLEY MARTY	23	0450N	0180W	010	SE	CO085	02/26/2006	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdiv	CTY	LOC DATE	Case Closed
TOM CAT #65	CMC258445	HOLLEY BETTY	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #65	CMC258445	HOLLEY FRED	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #65	CMC258445	HOLLEY MARTY	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #66	CMC258446	HOLLEY BETTY	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #66	CMC258446	HOLLEY FRED	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #66	CMC258446	HOLLEY MARTY	23	0450N	0180W	010	SE	CO085	02/26/2006	
TOM CAT #67	CMC258447	HOLLEY BETTY	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #67	CMC258447	HOLLEY FRED	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #67	CMC258447	HOLLEY MARTY	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #68	CMC258448	HOLLEY BETTY	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #68	CMC258448	HOLLEY FRED	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #68	CMC258448	HOLLEY MARTY	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #69	CMC258449	HOLLEY BETTY	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #69	CMC258449	HOLLEY FRED	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #69	CMC258449	HOLLEY MARTY	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #7	CMC255533	HOLLEY BETTY	23	0450N	0180W	015	SE	CO113	10/10/2005	
TOM CAT #7	CMC255533	HOLLEY BETTY	23	0450N	0180W	015	SE	CO085	10/10/2005	
TOM CAT #7	CMC255533	HOLLEY FRED W	23	0450N	0180W	015	SE	CO113	10/10/2005	
TOM CAT #7	CMC255533	HOLLEY FRED W	23	0450N	0180W	015	SE	CO085	10/10/2005	
TOM CAT #7	CMC255533	HOLLEY MARTY	23	0450N	0180W	015	SE	CO085	10/10/2005	
TOM CAT #7	CMC255533	HOLLEY MARTY	23	0450N	0180W	015	SE	CO113	10/10/2005	
TOM CAT #70	CMC258450	HOLLEY BETTY	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #70	CMC258450	HOLLEY FRED	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #70	CMC258450	HOLLEY MARTY	23	0450N	0180W	010	NE SE	CO085	02/26/2006	
TOM CAT #71	CMC258451	HOLLEY BETTY	23	0450N	0180W	003	SE	CO085	02/26/2006	
TOM CAT #71	CMC258451	HOLLEY BETTY	23	0450N	0180W	003	SE	CO085	02/26/2006	
TOM CAT #71	CMC258451	HOLLEY FRED	23	0450N	0180W	010	NE	CO085	02/26/2006	
TOM CAT #71	CMC258451	HOLLEY FRED	23	0450N	0180W	003	SE	CO085	02/26/2006	
TOM CAT #71	CMC258451	HOLLEY MARTY	23	0450N	0180W	003	SE	CO085	02/26/2006	

* DISCLOSURE * ALL INFORMATION RECEIVED IN THIS OFFICE MAY NOT YET BE LISTED ON THIS REPORT. NAMES AND ADDRESSES ARE ENTERED AS THEY APPEAR ON THE LOCAT
NOTICE OR ARE ABBREVIATED TO FIT LIMITED SPACE. THEREFORE THEY MAY NOT APPEAR IN THE EXPECTED SEQUENCE. A BLANK LATEST ASSESSMENT YEAR IN THIS REPORT I
NOT CONSTITUTE AN ABANDONED CLAIM.

NO WARRANTY IS MADE BY BLM FOR USE OF THE DATA FOR PURPOSES NOT INTENDED BY BLM

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

GEO STATE: CO

LEGAL DESC

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
TOM CAT #71	CMC258451	HOLLEY MARTY	23	0450N	0180W	010	NE	CO085	02/26/2006	
TOM CAT #72	CMC258452	HOLLEY BETTY	23	0450N	0180W	010	NE	CO085	02/26/2006	
TOM CAT #72	CMC258452	HOLLEY FRED	23	0450N	0180W	003	SE	CO085	02/26/2006	
TOM CAT #72	CMC258452	HOLLEY FRED	23	0450N	0180W	010	NE	CO085	02/26/2006	
TOM CAT #72	CMC258452	HOLLEY MARTY	23	0450N	0180W	003	SE	CO085	02/26/2006	
TOM CAT #72	CMC258452	HOLLEY MARTY	23	0450N	0180W	003	SE	CO085	02/26/2006	
TOM CAT #73	CMC258453	HOLLEY BETTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #73	CMC258453	HOLLEY FRED	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #73	CMC258453	HOLLEY MARTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #74	CMC258454	HOLLEY BETTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #74	CMC258454	HOLLEY FRED	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #74	CMC258454	HOLLEY MARTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #75	CMC258455	HOLLEY FRED	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #75	CMC258455	HOLLEY BETTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #75	CMC258455	HOLLEY MARTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #76	CMC258456	HOLLEY FRED	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #76	CMC258456	HOLLEY BETTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #76	CMC258456	HOLLEY MARTY	23	0450N	0180W	009	SE	CO085	02/23/2006	
TOM CAT #77	CMC258457	HOLLEY BETTY	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #77	CMC258457	HOLLEY FRED	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #77	CMC258457	HOLLEY MARTY	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #78	CMC258458	HOLLEY BETTY	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #78	CMC258458	HOLLEY FRED	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #78	CMC258458	HOLLEY MARTY	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #79	CMC258459	HOLLEY BETTY	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #79	CMC258459	HOLLEY FRED	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #79	CMC258459	HOLLEY MARTY	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #8	CMC255534	HOLLEY BETTY	23	0450N	0180W	015	NE SE	CO113	10/10/2005	

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT
CLAIM NAME/NUMBER INDEX (ALPHA ORDER)
by Claim Name

LEGAL DESC

GEO STATE: CO

Claim Name/Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE	Case Closed
TOM CAT #8	CMC255534	HOLLEY BETTY	23	0450N	0180W	015	NE SE	CO085	10/10/2005	
TOM CAT #8	CMC255534	HOLLEY FRED W	23	0450N	0180W	015	NE SE	CO113	10/10/2005	
TOM CAT #8	CMC255534	HOLLEY FRED W	23	0450N	0180W	015	NE SE	CO085	10/10/2005	
TOM CAT #8	CMC255534	HOLLEY MARTY	23	0450N	0180W	015	NE SE	CO113	10/10/2005	
TOM CAT #8	CMC255534	HOLLEY MARTY	23	0450N	0180W	015	NE SE	CO085	10/10/2005	
TOM CAT #80	CMC258460	HOLLEY BETTY	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #80	CMC258460	HOLLEY FRED	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #80	CMC258460	HOLLEY MARTY	23	0450N	0180W	009	NE SE	CO085	02/23/2006	
TOM CAT #81	CMC258461	HOLLEY BETTY	23	0450N	0180W	010	NW SW	CO085	02/26/2006	
TOM CAT #81	CMC258461	HOLLEY FRED	23	0450N	0180W	010	NW SW	CO085	02/26/2006	
TOM CAT #81	CMC258461	HOLLEY MARTY	23	0450N	0180W	010	NW SW	CO085	02/26/2006	
TOM CAT #9	CMC255535	HOLLEY BETTY	23	0450N	0180W	015	NE SE	CO085	10/10/2005	
TOM CAT #9	CMC255535	HOLLEY FRED W	23	0450N	0180W	015	NE SE	CO085	10/10/2005	
TOM CAT #9	CMC255535	HOLLEY MARTY	23	0450N	0180W	015	NE SE	CO085	10/10/2005	

NO WARRANTY IS MADE BY BLM FOR USE OF THE DATA FOR PURPOSES NOT INTENDED BY BLM

* DISCLOSURE * ALL INFORMATION RECEIVED IN THIS OFFICE MAY NOT YET BE LISTED ON THIS REPORT. NAMES AND ADDRESSES ARE ENTERED AS THEY APPEAR ON THE LOCAT NOTICE OR ARE ABBREVIATED TO FIT LIMITED SPACE. THEREFORE THEY MAY NOT APPEAR IN THE EXPECTED SEQUENCE. A BLANK LATEST ASSESSMENT YEAR IN THIS REPORT I NOT CONSTITUTE AN ABANDONED CLAIM.

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

fax: 604.688.4675

telephone: 604.687.1231

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Anglo-Canadian Uranium Corp. (formerly Interactive Exploration Inc.)

We consent to the incorporation in the registration statement dated on or about February 5, 2007 on Form 20-F of Anglo-Canadian Uranium Corp. (formerly Interactive Exploration Inc.) of our auditors' report dated October 31, 2006, except as to note 12, which is as at December 1, 2006 on the consolidated balance sheets of Anglo-Canadian Uranium Corp. (formerly Interactive Exploration Inc.) as at July 31, 2006 and 2005 and the related consolidated statements of operations and cash flows for the years ended July 31, 2006 and 2005 and our auditors' report dated November 14, 2005, except as to note 13, which is as of December 1, 2006 on the consolidated balance sheets of Anglo-Canadian Uranium Corp. (formerly Interactive Exploration Inc.) as at July 31, 2005 and 2004 and the related consolidated statements of operations and cash flows for the years ended July 31, 2005 and 2004.

We also consent to the reference to us as experts in matters of accounting and audit in this registration statement.

"Smythe Ratcliffe LLP" (signed)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Vancouver, Canada
February 6, 2007

Smythe Ratcliffe LLP, a British Columbia limited liability partnership, is a member of PKF North American Network and PKF International, associations of legally independent firms.

A Member of **PKF** International